

EMERGING FROM A CHALLENGING ENVIRONMENT



09
YEAR IN REVIEW

ZIONS BANCORPORATION

THE BEST FOOTPRINT FOR LONG-TERM GROWTH

Zions operates in growing markets and, with its collection of great banks, has a franchise



A COLLECTION OF GREAT BANKS
[491 Domestic Branches]
THE COMMERCE BANK OF WASHINGTON
1
THE COMMERCE BANK OF OREGON
1
ZIONS BANK
129
VECTRA BANK COLORADO
38
NEVADA STATE BANK
58
Amegy Bank of Texas
82
CALIFORNIA BANK & TRUST
106
NATIONAL BANK OF ARIZONA
76

(in millions)

1	**Zions Bank**	*Salt Lake City, UT* — A. Scott Anderson, CEO	$17,652 ***assets***	$13,823 ***deposits***
2	**California Bank & Trust**	*San Diego, CA* — David E. Blackford, CEO	$11,097 ***assets***	$ 9,760 ***deposits***
3	**Amegy Bank of Texas**	*Houston, TX* — Scott J. McLean, CEO	$11,145 ***assets***	$ 8,880 ***deposits***
4	**National Bank of Arizona**	*Phoenix, AZ* — Keith D. Maio, CEO	$ 4,524 ***assets***	$ 3,784 ***deposits***
5	**Nevada State Bank**	*Las Vegas, NV* — Dallas E. Haun, CEO	$4,187 ***assets***	$3,526 ***deposits***
6	**Vectra Bank Colorado**	*Denver, CO* — Bruce K. Alexander, CEO	$2,440 ***assets***	$2,005 ***deposits***
7	**The Commerce Bank of Washington**	*Seattle, WA* — Stanley D. Savage, CEO	$ 835 ***assets***	$ 632 ***deposits***
8	**The Commerce Bank of Oregon**	*Portland, OR* — Larry B. Ogg, CEO	$ 64 ***assets***	$ 47 ***deposits***

that continues to be the envy of many in the financial services industry.

2009 GREENWICH EXCELLENCE AWARDS IN SMALL BUSINESS AND MIDDLE MARKET BANKING

Small Business Banking

- Overall Satisfaction
- Relationship Manager Performance
- Financial Stability
- Overall Treasury Management

Middle Market Banking

- Overall Satisfaction
- Personal Banking
- Relationship Manager Performance
- Credit Policy
- Financial Stability
- Overall Treasury Management
- Accuracy of Operations
- Customer Service
- Treasury Product Capabilities

Source: Greenwich Associates



NET INTEREST MARGIN
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
WFC
ZION
USB
BBT
ASBC
MTB
FITB
BPOP
SNV
HBAN
STI
FBP
MI
KEY
CMA
RF

Net interest income accounted for approximately 75% of 2009 net revenue.
Source: SNL Financial



COMMON EQUITY PER SHARE (TANGIBLE)
Indexed Growth Rate
220
200
180
160
140
120
100
Zions compounded growth: 5%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
ZION
Peer Median

Source: SNL Financial

Zions' tangible net worth has grown at a rate more than three times that of the peer group from 2000-2009.

CAPITAL RATIOS

Year end	2006	2007	2008	2009	Regulatory Standard for "Well Capitalized" (%)	Capital In Excess of "Well Capitalized" Threshold (2009)
Tangible Common Equity [(1)]	5.98%	5.70%	5.89%	6.12%	ND	
Tier 1 Common [(2)]	6.37	6.12	6.28	6.73	ND	
Total Tier 1 [(2)]	7.98	7.57	10.22	10.53	6.00	$2.3 Billion
Total Capital [(2)]	12.29	11.68	14.32	13.28	10.00	$1.7 Billion

ND = Not defined – these ratios are not specifically defined in regulatory guidelines for capitalization standards

(1) Tangible assets is the denominator for this ratio

(2) Regulatory risk-weighted assets is the denominator for this ratio


STABLE CORE
PROFITABILITY [6-7]

"I understood the considerable value Vectra brings to its customers when they provided Remote Deposits to the Red Cross during their response to the 2005 Tsunami and other disasters since then. As a member of the executive board, I believe the Red Cross would not have been able to process and deliver their donations as quickly without the aid of Vectra's Treasury Management Services. Vectra has been a great partner in so many ways."

– RHONDA KAY, CHIEF FINANCIAL OFFICER, GH PHIPPS
VECTRA BANK COLORADO CUSTOMER


SEC MAIL
RECEIVED
PROCESSING
APR 12 2010
WASH, D.C.
193
SECTION

To Our Shareholders:

Our disappointing 2009 financial results reflect the continuing strain on the Company and on much of the commercial banking industry of the "Great Recession," and its accompanying downward pressure on residential and commercial real estate values. Nevertheless, near the end of the year we began to see stabilizing and improving trends in the economy and in our business, and we are optimistic that we will continue to see improvement and new opportunities in the year ahead. Our "core" earnings before credit costs remain very strong, and we have a unique franchise in the western United States that allows us to compete very effectively with both strong local management and exceptionally strong customer relationships.

Nationally, median home prices declined 33% from their peak in July 2006 through the apparent trough in April 2009. In some of our most hard-hit markets, the damage has been more severe. The Phoenix, Arizona market experienced home price declines of 55% between June 2006 and May 2008; in Las Vegas, Nevada, prices fell 56% between August 2006 and November 2009.[1] Commercial real estate values have also fallen precipitously, with a broad measure of prices for commercial properties declining 40% between the second quarter of 2007 and the end of 2009.[2] Such price declines are larger than any experienced since the Great Depression, and resulted in contractions in consumer and business spending, and the highest levels of unemployment since 1982.

The near-collapse of the financial system in September 2008 led to massive levels of government intervention through both fiscal and monetary policies; federal stimulus spending and investment programs were paired with the greatest intervention in financial markets by the Federal Reserve System since its creation in 1913 to create economic demand and financial liquidity.

At present, it appears that this unprecedented intervention is having the desired stabilizing effect on the economy, as evidenced by a deceleration of real estate price declines and recent signs of improvement in the unemployment picture. Consumers and businesses are also de-leveraging by paying down debt and saving more, and equity markets have rallied significantly over the past year. Nevertheless, large federal and state deficits may be expected to pressure credit markets in the years ahead; and the exploding unfunded liabilities arising from federal entitlement programs – the present value of which currently equal nearly *twice* the sum of total net federal, state, local and household debt – further threaten the economy's long-term vitality.

[1] Source: S&P/Case-Shiller Home Price Indices – Composite-20 Index and individual market indices

[2] Source: MIT Center for Real Estate, Transaction-based Index

Throughout the last two very challenging years, we've worked hard to provide needed financing to credit-worthy customers, and to work through difficult situations with borrowers whose businesses are stressed or no longer viable. At the same time, we've continued to strengthen our balance sheet to ensure our own long-term success, while working very diligently to protect our shareholders' investment in the Company. We've maintained a solid core business, with strong and stable pretax, pre-credit-cost margins and income. And we've remained very focused on continuing to build a business with a foundation consisting of the very strongest customer relationships in the industry.

Overview of Financial Results

The Company reported a 2009 net loss applicable to common shareholders of $1,234.4 million or $9.92 per diluted common share, as compared to a net loss of $290.7 million or $2.68 per diluted common share for 2008. Over half of the 2009 loss resulted from non-cash charges of $636 million to write down the intangible "goodwill" attributable primarily to Amegy Bank. Excluding these charges, and similar but smaller charges at other subsidiaries in 2008, the Company lost $582 million in 2009 but was slightly profitable in 2008. Some of the major elements of 2009 financial performance are as follows:

- Average earning assets increased modestly to $48.8 billion in 2009 from $47.7 billion in 2008; average net loans and leases outstanding increased to $41.5 billion in 2009 from $40.8 billion the prior year.
- Total average deposits increased 14% to $42.8 billion in 2009 from $37.6 billion in 2008; total average noninterest-bearing demand deposits increased 21% to $11.1 billion in 2009, up from $9.1 billion in 2008.
- Taxable-equivalent net interest income decreased 4% to $1,920 million in 2009, from $1,995 million the prior year, reflecting a net interest margin of 3.94% in 2009 compared to 4.18% in 2008.
- Charges to earnings to build our credit loss reserves increased from $650 million in 2008 to $2,082 million in 2009.
- Impairment losses on investment securities, consisting primarily of bank and insurance company trust preferred CDOs, totaled $281 million, an 8% improvement from the $304 million loss in 2008.
- Valuation losses on securities purchased, primarily from securities acquired from Lockhart Funding LLC and reflecting then-current market values, totaled $212 million in 2009 compared to $13 million in 2008. Lockhart was dissolved in 2009, so these charges will not recur in future years.
- Gains arising from the acquisition of three failed banks in FDIC-assisted transactions totaled $169 million. No gains from such transactions were realized in 2008.
- Expenses related to the acquisition, valuation and disposition of foreclosed properties ("OREO" expense) increased 120% in 2009 to $111 million from $50 million in 2008; and FDIC deposit insurance premiums increased 406% in 2009 to $101 million from $20 million in 2008, primarily reflecting higher premium rates and a special "one-time" industry assessment.
- We took a number of measures to reduce and control costs during the year, including significant staff reductions. These were partly offset by additional costs and staff increases from acquired institutions. Excluding credit loss provisions, OREO expense and FDIC insurance premiums, operating expenses decreased slightly to $1,395 million in 2009 from $1,403 million in 2008.
- Results for 2009 included a variety of other unusual gains and losses that resulted both from the extraordinary economic conditions and a number of actions the Company took to preserve and further strengthen its financial condition, including modifications of subordinated debt and the redemption of preferred stock or the exchange of such preferred stock into common shares.

As has historically been the case in other recessionary periods, loan demand from credit-worthy borrowers was very weak in 2009. In many cases, businesses and individuals with the strongest credit profiles were very focused on reducing their indebtedness. Consequently, average loans grew a very modest 2% during the year, and only due to loans added as a result of bank acquisitions. Construction and land development loans decreased 26% over the course of the year, reflecting the stagnant development market; and commercial and industrial loans decreased 13% as borrowers reduced inventories and paid down debt.

As many of our customers increased their own liquidity during the year, the result was an increase in liquidity on our own balance sheet and a significant improvement in the composition of our funding sources. Total average deposits increased 14% to $42.8 billion in 2009, with the strongest growth achieved in noninterest-bearing demand deposits, the average balances of which increased 21% during the year. Deposit growth was facilitated in part by higher levels of FDIC insurance coverage at the account level, including unlimited coverage on demand deposits throughout 2009. However, we believe our significant and sustained investment in treasury management products and services also contributed to this strong growth. The increased low-cost deposit funding allowed us to reduce higher-cost funding sources, such as brokered deposits and borrowings from the Federal Home Loan Bank system.

We have not invested this increased liquidity in longer-term securities because we believe that the risks posed by the possibility of higher interest rates and the expiration of unlimited FDIC insurance on demand deposits warrants holding greater liquidity and positioning the Company for a higher interest rate environment.

Total revenue increased nearly 25% in 2009 to $2.7 billion from $2.2 billion in 2008, with the increase due primarily to gains arising from the modification of subordinated debt, gains and reclassifications related to interest rate swaps, and gains related to acquisitions. Total operating expenses increased 13% to $1.7 billion from $1.5 billion in 2008, primarily as a result of increased FDIC premiums, provisions for unfunded lending commitments, and expenses related to the acquisition, valuation and disposition of foreclosed real estate. Significant efforts were made to reduce "core" operating expenses during 2009, and the total full-time equivalent size of our workforce at the end of the year was down 4.4% from the prior year, despite the completion of three bank acquisitions with nearly $3 billion in assets.

Credit Quality and Loss Reserves

Credit conditions continued to deteriorate through most of 2009, as evidenced by higher levels of nonperforming loans, securities and other assets, and by higher levels of losses recognized in those assets during the year. Nonperforming lending-related assets, excluding assets acquired from the FDIC in conjunction with the purchase of failed banks (and on which the FDIC bears 80% to 95% of any loss), totaled $2.4 billion at the end of 2009 compared to $1.1 billion the prior year. Nonperforming assets, excluding FDIC-supported assets, as a percentage of net loans, leases and other real estate owned, totaled 6.00% at the end of 2009 compared to 2.71% at the end of 2008.

Net charge-offs doubled to $1,173 million or 2.9% of average loans in 2009 from $394 million or 0.96% in 2008. The greatest source of loss in 2009 continued to be construction and land development loans including construction loans made directly to consumers. These loans, which constituted only 15% of total loans at December 31, 2009, generated 55% of net loan losses. Losses were disproportionately realized in the Nevada and Arizona markets, which produced 50% of the Company's total loan losses. At the same time, several loan categories in which one might have expected to see very high levels of losses performed relatively well during the year. Home equity credit lines, for example, experienced a net charge-off rate of 0.75%. Commercial owner-occupied loans also performed reasonably well, with net charge-offs of 0.70%.

While digesting significantly higher levels of loan losses in 2009, we also substantially strengthened the Company's loss reserves. We added $910 million to our combined allowance for future credit losses, a 254% increase over the addition made in 2008. Our allowance for credit losses at year-end was at its highest level in decades, at 4.25% of loans (excluding loans supported by the FDIC).

Securities Portfolio

The market for many types of securities remained dysfunctional throughout 2009, reflecting a lack of liquidity and trading activity for many securities. This was particularly the case for many classes of asset-backed securities, and resulted in the recognition of significant valuation and credit losses during the year.

During 2008 and 2009, liquidity in the commercial paper market declined dramatically; therefore, pursuant to a liquidity agreement provided by Zions Bank, we purchased securities with a book value of $678 million from Lockhart Funding LLC during the year, which had previously been funded by commercial paper. The securities, all of which had either been government agency securities or had been originally rated AAA, were recorded at their fair value, resulting in a valuation loss of $188 million. We also repurchased auction rate securities with a book value of $255 million, recognizing a valuation loss of $24 million. We expect the largest portion of these write-downs will be recovered over the life of the securities.

Collateralized Debt Obligations ("CDOs") backed primarily by bank and insurance company trust preferred securities and held in our portfolios experienced net impairment losses of $280.5 million in 2009 as a result of high rates of actual and expected community bank failures. An additional net $688 million of loss has been deducted directly from shareholders' equity in the comprehensive income account, reflecting the instruments' illiquidity and uncertainty with respect to future losses. We have $2,683 million in par amount of such securities, which we're carrying on our books at 58% of par, including $1,262 million of securities with at least one investment grade rating. We anticipate further losses to be recognized in the income statement as bank failure rates remain high, but expect that the largest portion of such losses has already been deducted from shareholders' equity.

Capital and Dividends

In response to the recent financial crisis, most banks have strengthened their balance sheets by increasing reserves, charging off loans and strengthening their capital positions. Zions has been no exception. Since the second quarter of 2008 through year-end 2009, we've raised a total of over $2.4 billion of net new Tier 1 regulatory capital. Over $1 billion of this amount resulted from the Company's actions to augment its capital apart from the federal government's TARP Capital Purchase Program. These actions included the issuance of additional shares of common equity, exchanging preferred stock for common stock, redeeming preferred stock and modifying subordinated debt.

In light of the need to strengthen the Company's balance sheet during this period of economic stress, when high levels of loan charge-offs, securities impairments and increased loss reserve requirements have produced net losses, we substantially reduced the dividend on common shares to $0.04 per quarter in the first half of 2009, and to $0.01 per quarter in the second half. These capital and dividend actions, in combination with the Company's operating results, produced capital ratios that were higher at the end of 2009 than before the current crisis began.

Acquisitions

We acquired three failed banks during 2009, in each case with loss-sharing arrangements with the FDIC. In February, we acquired Alliance Bank, with five offices in southern California, assets of $1.1 billion and deposits of $1.0 billion. In April, we acquired Great Basin Bank, with five offices in northern Nevada, $212 million in assets and $209 million in deposits. And in July, we acquired Vineyard Bank, with sixteen offices located primarily in eastern Los Angeles and western San Bernardino counties. The Vineyard Bank transaction included assets of approximately $1.6 billion and deposits of $1.5 billion.

In each of these purchases, we entered into agreements with the FDIC that provided for an up-front payment and credit-loss indemnification under which the FDIC absorbs 80% of losses to a stated threshold, and 95% thereafter. We realized a total of $169 million in pretax gains resulting from the acquisition of assets that had fair values in excess of the fair value of liabilities assumed in these transactions.

Looking Forward

Although the past two years have been exceptionally challenging, Zions Bancorporation's fundamental strengths remain intact. We operate in markets that are expected to experience the largest share of the nation's population and job growth over the next two decades and beyond, and we have a diverse franchise across those markets that is unique in the regional banking sector.

We operate one of the very strongest core deposit franchises in the banking industry. One measure of this is the fact that combined noninterest-bearing demand deposits, savings deposits and interest-on-checking deposit balances increased 29% over the course of the past year, and constituted 43% of total deposits at the end of 2009. This exceptional deposit base is a major factor in our achieving one of the strongest net interest margins among our regional peer commercial banking companies.

Perhaps most importantly, our success in building strong customer relationships is nearly unmatched in the industry. Recent findings from a survey of nearly 13,000 middle-market businesses across the United States and published by Greenwich Associates, a highly regarded national financial services research and consulting firm, recognized Zions Bancorporation as providing distinctive quality in eleven of the twelve categories cited, including personal banking, relationship manager performance, customer service, overall treasury management and treasury product capabilities, accuracy of operations, and overall customer satisfaction. Zions was one of only 33 banking organizations so recognized, out of 750 banks named in the survey as providing services to middle-market firms; and Zions was cited for distinction more frequently than all but one other bank in the United States. This is a reflection of our organizational structure that puts a premium on local decision-making and engagement in the communities we serve, and on the quality of the banking professionals – both on the front line and in the "back office" – who serve our customers.

Much has been said and written in the media and by political leaders about the need for banks to extend credit to small businesses. During 2009, we continued to be recognized as being among the nation's foremost providers of small business credit, including credit guaranteed or otherwise supported by the U.S. Small Business Administration. Many small businesses have seen their balance sheets weakened by the recent recession, and legislation enacted by Congress in 2009 provided for America's Recovery Capital ("ARC") loans to provide an immediate infusion of capital to small but viable businesses. Zions became the first financial institution in the nation to receive authorization by the SBA to extend a new ARC loan to a small business client on June 15, 2009, and subsequently provided such assistance to many small businesses.

As a result of the tumultuous events in financial markets and institutions in 2008-2009, Congress is considering a number of proposals to revamp the current regulatory structure for the nation's banking system. Our hope is that any such efforts will recognize the need to establish rules that are applied evenly across the financial system, as opposed to simply adding additional layers of regulation and red tape to the commercial banking sector. Much of the recent turmoil resulted from unregulated or lightly-regulated activity outside of commercial banking – and particularly outside the realm of community and regional banking companies like Zions. Any new rules that fail to reflect that reality will leave the financial system vulnerable to repeated crises, and very likely on a larger scale than recently experienced. While new regulations will likely add new burdens to our business, we also expect that they may "level the playing field" between regional institutions like Zions and large nationwide banking organizations in terms of capital requirements and other competitive factors.

We expect 2010 to be a year in which we will make meaningful progress in reducing problem assets and continuing to build a solid base for the future. We greatly appreciate your support during what has been an extraordinary period in our nation's economic history, and we look forward to better times ahead.

Respectfully,



HARRIS H. SIMMONS
Chairman, President and CEO
February 27, 2010



STABLE CORE PROFITABILITY

CAPITAL

SHAREHOLDER DILUTION

CREDIT QUALITY

"We came to Nevada State Bank from a competing, large national bank about four years ago and it has been black and white…the difference between how we were treated as a customer with the previous bank and how we are treated by Nevada State Bank. They really took the time to meet with us and listen so that they understood what we were about, what our business model is and what kind of funding we may or may not need."

[illegible] PRESIDENT & CEO, ALLIANCE AIRPORT ADVERTISING
NEVADA STATE BANK CUSTOMER

ZIONS' EARNINGS BEFORE CREDIT COSTS HAVE BEEN VERY RESILIENT THROUGHOUT THE CYCLE.

Can you provide a status update for Zions? We are pleased with our relationship with your bank, but wonder about its financial strength and how that might affect us as a customer.

To address this concern, we must address both our capital strength and our core earnings power. The capital in each of the locally managed (i.e., affiliate) banks has been significantly strengthened recently. We strengthened our capital by $2.4 billion since the beginning of the recession and our capital ratios are stronger today than at the beginning of the recession. Additionally, in 2009 we added approximately $1 billion in loan loss reserves, which acts as a buffer against future losses. Similar to past economic cycles, as losses peak and start to come down (we believe that our losses already have stabilized and begun to decline), the need to maintain reserves at the present elevated levels will subside and profitability should return. We believe that our balance sheet is as strong as it's been in a long time. In fact, the affiliate banks are better able to accommodate growth in their businesses than they have been in years.


Checking Account Dollars,
as a Percent of Earning Assets
Average Demand Deposits to Average Earning Assets 4Q09
30%
25%
20%
15%
10%
5%
0%
CMA
ZION
MTB
FHN
FITB
RF
KEY
BOKF
STI
USB
WFC
ASBC
MI
HBAN
BBT
BPOP
SNV
FBP

Note: Peer group includes U.S. regional banks with assets greater than $20 billion and less than $200 billion at September 30, 2009, plus footprint competitors WFC and USB.
Source: SNL – Estimated where data were unavailable

Noninterest-bearing deposits are considered by many industry experts to be the best benchmark of the value of a banking franchise.

Additionally, Zions' earnings results have shown that important measures of the Company's resiliency, including the net interest margin and the core pretax, pre-credit expense earnings, have remained relatively strong. Overall, we are pleased with the stability in the earnings power of the Company and the strength of our capital ratios, both of which should provide investors, employees and customers increased confidence in Zions' ability to emerge from the current extremely difficult economic environment.

STABLE CORE PROFITABILITY

CAPITAL

SHAREHOLDER DILUTION

CREDIT QUALITY

"My relationship with California Bank & Trust grew from a relationship with my personal banker. The relationship I've built with them enables me to prosper in my business and they are cognizant of the role they play in achieving my company goals. Their team provides a personal level of service and remains dedicated to my business needs."

— HARDY GREWAL, CEO/OWNER, OHCAL FOODS
CALIFORNIA BANK & TRUST CUSTOMER

ZIONS' CAPITAL LEVELS REMAIN SIGNIFICANTLY ABOVE REGULATORY "WELL-CAPITALIZED" LEVELS.

Why haven't you repaid the TARP funds you received? When are you planning to pay them back? Because the economic, political and regulatory environment remains in flux, management believes it would be prudent to repay the $1.4 billion of TARP funds after credit quality and economic trends show further signs of stabilizing, and more clarity exists on the regulatory environment. We fully expect to repay all of the TARP capital, with interest, within a reasonable period of time.

What are you doing about compensation packages for your executives? Compensation for the highest paid people at Zions is, on average, down more than 40% compared to 2006 levels. We believe in aligning the majority of the senior officer target compensation with measures and incentives that create long-term shareholder value, including a significant weighting toward restricted stock.

TIER 1 CAPITAL PLUS LOAN LOSS RESERVES TO TOTAL LOANS

Zions measures up within the middle of its peer group on the most important vital form of capital


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
FHN
FITB
KEY
CMA
BOKF
HBAN
STI
ASBC
ZION
RF
FBP
BPOP
MI
BBT
SNV
WFC
USB
MTB

Data as of 12/31/2009.
Note: Peer group includes U.S. regional banks with assets greater than $20 billion and less than $200 billion at September 30, 2009, plus footprint competitors WFC and USB.
Source: SNL – Estimated where data were unavailable

Zions' capital, in addition to its allowance for loan losses, is within a healthy range of its peer group.

CAPITAL RATIOS

	12/31/08	9/30/09	12/31/09	"Well-Capitalized"
Tangible Common Equity	5.89%	5.76%	6.12%	ND%
Tier 1 Common	6.28	6.59	6.73	ND
Total Tier 1	10.22	10.34	10.53	6.00
Total Capital	14.32	13.08	13.28	10.00

ND = Not defined – these ratios are not specifically defined in regulatory guidelines for capitalization standards

STABLE CORE PROFITABILITY
CAPITAL
SHAREHOLDER DILUTION
CREDIT QUALITY

"The Commerce Bank of Washington (TCBW) has been a steadfast supporter in helping SCIDpda improve the quality of life in the Chinatown/International District. As a critical financing partner in the renovation of two historic buildings, TCBW consistently demonstrated the patience, flexibility and creativity necessary to accomplish even the most complicated projects."

MAIKO WINKLER CHIN EXECUTIVE DIRECTOR
SEATTLE CHINATOWN INTERNATIONAL DISTRICT
PRESERVATION AND DEVELOPMENT AUTHORITY
COMMERCE BANK OF WASHINGTON CUSTOMER

ZIONS' APPROACH TO STRENGTHENING CAPITAL RESULTED IN LESS DILUTION TO EXISTING SHAREHOLDERS COMPARED TO PEER BANKS.

Will you need to raise capital through a sale of additional common stock? How would such a move affect existing shareholders? Assuring that our capital levels remain strong while avoiding dilution to our shareholders has been the primary consideration in determining the approach to capital raising in 2009. In the chart shown below, Zions was more efficient in raising capital than the majority of regional bank peers; efficiency is measured by dollars raised versus shares issued. However, we expect to raise additional capital, including common equity, during 2010.

When might you increase the dividend again? We understand that the dividend has been a steady source of income for investors in our stock for many years and we look forward to the day when it will return to a more substantial level. However, Zions reduced the dividend significantly in 2009 to ensure the long-term strength of the Company and limit shareholder dilution as much as possible. The decision to reduce the dividend was difficult but necessary, and similar reductions were taken at many other banks across the country for similar reasons. The Company's board of directors intends to maintain dividends at a level that conserves and protects capital and liquidity during this uncertain economic and regulatory environment. Due to the continued economic weakness and the related impact on the Company, we do not expect to increase the dividend in 2010, but as profitability returns and economic conditions improve, we expect to revisit the dividend level.

CAPITAL CREATION – ZIONS' EQUITY RAISES LESS DILUTIVE TO SHAREHOLDERS

Dilution from Capital Raises as a % of Year-end 2007 Tangible Common Equity and Shares Outstanding


120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
ZION
Peer Average
MTB
FITB
KEY
CMA
MI
HBAN
ASBC
SNV
Equity raised as % of TCE
Shares issued as % of outstanding

TCE: Tangible Common Equity
Source: Credit Suisse

STABLE CORE PROFITABILITY
CAPITAL
SHAREHOLDER DILUTION

CREDIT QUALITY

"Your management group here at Amegy in Houston is stellar. We enjoy doing business with you guys; we appreciate you and we have been here over 20 years and we hope to be here another 20 years."

– MICHAEL S. TAPICK, PRESIDENT & CEO, MARTIN PREFERRED FOODS, LP
AMEGY BANK OF TEXAS CUSTOMER

NEAR THE END OF 2009, CREDIT QUALITY BEGAN TO STABILIZE AND IMPROVEMENT IN THESE TRENDS CONTINUES INTO 2010.

How is the commercial real estate (CRE) portfolio performing? What do you see as the trends going forward in your CRE exposure? We have carefully reviewed the CRE portfolio and stress-tested the value of the collateral behind each loan; we have concluded that the potential loss from this portfolio is very manageable relative to our current earnings power, reserve levels and capital. This is a testament to our strong underwriting and the caution that we exercised in originating loans. In fact, Zions' losses on term CRE (e.g., office, retail, industrial, etc.) loans are running significantly below the U.S. Treasury's "Stress Test" estimate of losses for similar loans. Additionally, various indices that track CRE prices have signaled that prices have begun to stabilize after declining nearly 40% from peak levels, which bodes well for our future credit costs.

You've indicated that you believe the credit costs have peaked and are on the decline. What evidence do you have of that? We have seen our classified loans – or loans with a "well-defined weakness" – stabilizing in recent months, with meaningful improvement in the most severely stressed geographies and loan types. The new loans moving into that category are generally ones with better collateral supporting the loan than in the classified loan balances that we saw a year ago. As shown in the graph below, Zions' nonperforming assets (including loans 90+ days past due) showed clear signs of stabilizing in the fourth quarter, and this trend has continued into 2010. It is important to note that Zions' credit quality performance has been generally similar to regional bank peers.

STRESS TEST (MORE ADVERSE CASE)

Zions' Performance Superior to U.S. Treasury's Estimated Levels


($ in Millions)
Acquisition, Development and Construction
Commercial Business
Commercial Real Estate
Residential Mortgage
Consumer and Other
$0
$200
$400
$600
$800
Zions Actual Loss Performance (2009)
Pro rata 2009 Stress Test Loss Level*

*End of 2009 represented the mid-point of the two-year stress test period.

Although Zions was not required to take the stress test that was announced in the Spring of 2009, management has measured Zions' performance against the Treasury's expected loan loss levels, by loan type, using the mid-point of the Treasury's expected loss ratios. The results at the end of the first year of a two-year test show that Zions' loan portfolio is performing better in all categories, with notable outperformance in Residential Mortgage and Other Commercial Real Estate, which includes office, retail, industrial and apartment building loans.

NONPERFORMING ASSETS

As a Percentage of Loans and Other Real Estate Owned

Zions' credit performance has been similar to regional bank peers


7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1Q-07
2Q-07
3Q-07
4Q-07
1Q-08
2Q-08
3Q-08
4Q-08
1Q-09
2Q-09
3Q-09
4Q-09
Zions
Peer Median

Note: Peer group includes U.S. regional banks with assets greater than $20 billion and less than $200 billion plus footprint competitors WFC and USB. Nonperforming assets include loans 90+ days past due; Zions' ratios exclude the effect of FDIC-supported assets.
Source: SNL Financial

LOANS BY PURPOSE
(at December 31, 2009)


FDIC-supported Loans
Other Consumer – 1%
Commercial Real Estate – Residential Construction
Commercial and Industrial
Commercial Real Estate – Commercial Construction
Consumer 1-4 Family and Other Real Estate Secured
Commercial – Owner Occupied
Commercial Real Estate – Term
26%
22%
18%
15%
9%
5%
4%

What is your view on what will happen in the residential real estate market this year? Prices in the residential real estate sector appear to have begun to stabilize, and much of the damage in the housing market has likely already occurred. Indeed, the lower prices may lead to more mobility, particularly as the job market begins to improve, and this could be a positive for the high growth areas in our footprint.

What is Zions doing to help small businesses? Zions is a leader in small business lending and has been so for quite some time. In particular, we are in the top ten nationally in Small Business Administration loans. We believe that we are more adept than any larger bank would be in working with small businesses. Many of our large clients began their relationship with us with a small business loan. Many business customers have told us that they value the personal relationships they have with their local bankers, but also appreciate the broad range of products and services we are able to offer.

How much have you set aside for future loan losses? In 2009, we added more than $900 million to our allowance for credit losses, in addition to the nearly $1 billion of capital raised. The increase in the allowance cost us about $4.60 per share during the year. There are two important points to be made about this: first, with the allowance for credit losses at 4.25% of total loans, we believe we have used a very conservative approach in calculating the allowance, so that it will cover many quarters and potentially even years of additional credit losses. Secondly, because the allowance is so strong, we expect further reserve increases to be modest, dramatically reducing the most significant pressure on earnings that we experienced in 2009.

LOAN PORTFOLIO PERFORMANCE

Loan Portfolio by Bank*
12/31/2009


Commerce Bank of Washington – 1.4%
Commerce Bank of Oregon – 0.1%
Amegy Bank of Texas
Zions Bank
California Bank & Trust
Vectra Bank Colorado
Nevada State Bank
National Bank of Arizona
21%
35%
22%
5%
7%
9%

2009 Net Charge-offs by Bank*


Amegy Bank of Texas
Zions Bank
California Bank & Trust
Vectra Bank Colorado
National Bank of Arizona
Nevada State Bank
12%
22%
13%
3%
19%
32%

*May not sum to 100%, due to rounding.

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)

	2009/2008 change	**2009**	2008	2007	2006	2005[3]
FOR THE YEAR						
Net interest income	**-4%**	**$ 1,897.5**	1,971.6	1,882.0	1,764.7	1,361.4
Noninterest income	**+322%**	**804.1**	190.7	412.3	551.2	436.9
Total revenue	**+25%**	**2,701.6**	2,162.3	2,294.3	2,315.9	1,798.3
Provision for loan losses	**+211%**	**2,016.9**	648.3	152.2	72.6	43.0
Noninterest expense	**+13%**	**1,671.5**	1,475.0	1,404.6	1,330.4	1,012.8
Impairment loss on goodwill	**+80%**	**636.2**	353.8	–	–	0.6
Income (loss) before income taxes	**-416%**	**(1,623.0)**	(314.8)	737.5	912.9	741.9
Income taxes (benefit)	**-825%**	**(401.3)**	(43.4)	235.8	318.0	263.4
Net income (loss)	**-350%**	**(1,221.7)**	(271.4)	501.7	594.9	478.5
Net income (loss) applicable to noncontrolling interests	**-10%**	**(5.6)**	(5.1)	8.0	11.8	(1.6)
Net income (loss) applicable to controlling interests	**-357%**	**(1,216.1)**	(266.3)	493.7	583.1	480.1
Net earnings (loss) applicable to common shareholders	**-325%**	**(1,234.4)**	(290.7)	479.4	579.3	480.1
PER COMMON SHARE						
Net earnings (loss) – diluted	**-270%**	**(9.92)**	(2.68)	4.40	5.35	5.16
Net earnings (loss) – basic	**-270%**	**(9.92)**	(2.68)	4.45	5.45	5.26
Dividends declared	**-94%**	**0.10**	1.61	1.68	1.47	1.44
Book value[1]	**-35%**	**27.85**	42.65	47.17	44.48	40.30
Market price – end		**12.83**	24.51	46.69	82.44	75.56
Market price – high[2]		**25.52**	57.05	88.56	85.25	77.67
Market price – low		**5.90**	17.53	45.70	75.13	63.33
AT YEAR-END						
Assets	**-7%**	**51,123**	55,093	52,947	46,970	42,780
Net loans and leases	**-4%**	**40,189**	41,659	38,880	34,415	29,871
Deposits	**+1%**	**41,841**	41,316	36,923	34,982	32,642
Long-term borrowings	**-22%**	**2,033**	2,622	2,591	2,495	2,746
Shareholders' equity:						
Preferred equity	**-5%**	**1,503**	1,582	240	240	–
Common equity	**-15%**	**4,190**	4,920	5,053	4,747	4,237
Noncontrolling interests	**-37%**	**17**	27	31	43	28
PERFORMANCE RATIOS						
Return on average assets		**(2.25)%**	(0.50)%	1.01%	1.32%	1.43%
Return on average common equity		**(28.35)%**	(5.69)%	9.57%	12.89%	15.86%
Efficiency ratio		**61.34%**	67.47%	60.53%	56.85%	55.67%
Net interest margin		**3.94%**	4.18%	4.43%	4.63%	4.58%
CAPITAL RATIOS[1]						
Equity to assets		**11.17%**	11.85%	10.06%	10.71%	9.97%
Tier 1 leverage		**10.38%**	9.99%	7.37%	7.86%	8.16%
Tier 1 risk-based capital		**10.53%**	10.22%	7.57%	7.98%	7.52%
Total risk-based capital		**13.28%**	14.32%	11.68%	12.29%	12.23%
Tangible common equity		**6.12%**	5.89%	5.70%	5.98%	5.28%
Tangible equity		**9.16%**	8.91%	6.23%	6.61%	5.35%
SELECTED INFORMATION						
Average common and common-equivalent shares *(in thousands)*		**124,443**	108,908	108,408	107,957	92,994
Common dividend payout ratio		**na**	na	37.82%	27.10%	27.14%
Full-time equivalent employees		**10,529**	11,011	10,933	10,618	10,102
Commercial banking offices		**491**	513	508	470	473
ATMs		**602**	625	627	578	600

[1] *At year-end.*
[2] *The actual high price for 2008 was $107.21. However, this trading price was an anomaly resulting from electronic orders at the opening of the market on September 19, 2008 in response to the SEC's announcement (prior to the market opening that day) of its temporary emergency action suspending short selling in financial companies. The closing price on September 19, 2008 was $52.83.*
[3] *Amounts for 2005 include Amegy Corporation at December 31, 2005 and for the month of December 2005. Amegy was acquired on December 3, 2005.*

ZIONS BANCORPORATION



THE COMPLETE LISTS OF 2009 OFFICERS & DIRECTORS FOR ZIONS BANCORPORATION AND ITS SUBSIDIARIES ARE AVAILABLE AT WWW.ZIONSBANCORPORATION.COM.

CORPORATE OFFICERS

Harris H. Simmons
Chairman, President and Chief Executive Officer

Doyle L. Arnold
Vice Chairman and Chief Financial Officer

Executive Vice Presidents

Bruce K. Alexander
CEO, Vectra Bank Colorado

A. Scott Anderson
CEO, Zions First National Bank

David E. Blackford
CEO, California Bank & Trust

Danne L. Buchanan
CEO, NetDeposit, LLC

Gerald J. Dent
Credit Administration

George M. Feiger
Wealth Management

Dallas E. Haun
CEO, Nevada State Bank

W. David Hemingway
Capital Markets and Investments

John T. Itokazu
Operations and Information Systems

Thomas E. Laursen
General Counsel

Connie Linardakis
Human Resources

Keith D. Maio
CEO, National Bank of Arizona

Dean L. Marotta
Risk Management

Scott J. McLean
CEO, Amegy Bank of Texas

Stanley D. Savage
CEO, The Commerce Bank of Washington

Steven D. Stephens
President, Amegy Bank of Texas

Senior Vice Presidents

James R. Abbott
Investor Relations

Nolan Bellon
Controller (retired 3/2010)

Alexander J. Hume
Controller (effective 3/2010)

Ronald L. Johnson
Credit Examination

Alvin Lee
Corporate Development

Norman W. Merritt
Compliance

Jennifer A. Smith
Internal Audit

H. Walter Young
Corporate Finance

Vice Presidents

Jennifer R. Jolley
Melvin D. Leibsla
John A. Payne

BOARD OF DIRECTORS

Jerry C. Atkin [1, 2, 5]
Chairman, President and Chief Executive Officer
Skywest Airlines
St. George, Utah

R. D. Cash [3, 4, 5]
Retired/Former Chairman, President and Chief Executive Officer
Questar Corporation
Lubbock, Texas

Patricia Frobes [1, 3, 4]
Retired/Former Senior Vice President
The Irvine Company
Newport Beach, California

J. David Heaney [2, 4]
Chairman
Heaney Rosenthal, Inc.
Houston, Texas

Roger B. Porter [1, 3, 5]
IBM Professor of Business and Government,
Harvard University
Cambridge, Massachusetts

Stephen D. Quinn [1, 2, 4]
Retired/Former Managing Director and General Partner
Goldman, Sachs & Co.
New Canaan, Connecticut

Harris H. Simmons [1]
Chairman, President and Chief Executive Officer of the Company and Chairman of the Board of Zions First National Bank
Salt Lake City, Utah

L. E. Simmons [4]
President
SCF Partners, LP
Houston, Texas

Shelley Thomas Williams [2, 3]
Communications Consultant
Sun Valley, Idaho

Steven C. Wheelwright [1, 3, 5]
President
Brigham Young University-Hawaii
Laie, Hawaii

[1] *Member, Executive Committee*
[2] *Member, Audit Committee*
[3] *Member, Compensation Committee*
[4] *Member, Credit Review Committee*
[5] *Member, Nominating and Corporate Governance Committee*

CORPORATE INFORMATION

EXECUTIVE OFFICES
One South Main Street
Salt Lake City, Utah 84133-1109
801-524-4787

ANNUAL SHAREHOLDERS' MEETING
Friday, May 28, 2010, 1:00 p.m.
Zions Bancorporation
Founders Room, 18th Floor
One South Main Street
Salt Lake City, Utah 84133-1109

TRANSFER AGENT
Zions First National Bank
Corporate Trust Department
One South Main Street, 12th Floor
Salt Lake City, Utah 84133-1109
801-844-7545 or 888-416-5176

REGISTRAR
Zions First National Bank
One South Main Street, 12th Floor
Salt Lake City, Utah 84133-1109

AUDITORS
Ernst & Young LLP
178 S Rio Grande Street, Suite 400
Salt Lake City, Utah 84101

NUMBER OF COMMON SHAREHOLDERS
6,272 as of December 31, 2009

NASDAQ GLOBAL SELECT MARKET SYMBOL
ZION

OTHER LISTED SECURITIES
Series A Preferred Stock – NYSE: ZBPRA
Zions Capital Trust B – NYSE: ZBPRB
Series C Preferred Stock – NYSE: ZBPRC

DIVIDEND REINVESTMENT PLAN
Shareholders can reinvest their cash dividends in additional shares of our common stock at the market price on dividend payment date. Shareholders, as well as brokers and custodians who hold our common stock for clients, can obtain a prospectus of the plan on the Zions Bancorporation Web site (*www.zionsbancorporation.com*) or by writing to:
Zions Bancorporation
Dividend Reinvestment Plan
P.O. Box 30880
Salt Lake City, Utah 84130-0880

CREDIT RATINGS
Credit ratings are updated regularly and may be found on the Zions Bancorporation Web site (*www.zionsbancorporation.com*).

OPTION MARKET MAKERS
Chicago Board Options Exchange
Philadelphia Stock Exchange

SELECTED INDEX MEMBERSHIPS
S&P 500
S&P Global 1200
KBW Bank
NASDAQ Financial 100

INVESTOR RELATIONS
For financial information about the Corporation, analysts, investors and news media representatives should contact:
James R. Abbott
801-844-7637
James.Abbott@zionsbancorp.com

ZIONS BANCORPORATION NEWS RELEASES
Our news releases are available on our Web site at: *www.zionsbancorporation.com*. To be added to the email distribution list, please visit *www.zionsbancorporation.com* and click on "E-mail Notification."

INTERNET SITES

Zions Bancorporation:
www.zionsbancorporation.com

Zions First National Bank:
www.zionsbank.com

California Bank & Trust:
www.calbanktrust.com

Amegy Bank:
www.amegybank.com

National Bank of Arizona:
www.nbarizona.com

Nevada State Bank:
www.nsbank.com

Vectra Bank Colorado:
www.vectrabank.com

The Commerce Bank of Washington:
www.tcbwa.com

The Commerce Bank of Oregon:
www.tcboregon.com

Contango Capital Advisors, Inc.:
www.contangocapitaladvisors.com

NetDeposit, LLC:
www.netdeposit.com

Zions Direct, Inc.:
www.zionsdirect.com



CONTAINS 10% PCW (POST CONSUMER WASTE) *Cover and text pages are printed on paper that contains 10% post-consumer recycled content and is elemental chlorine free.*

Designed and produced by Mentus, San Diego, California. www.mentus.com


ZIONS BANCORPORATION

ONE SOUTH MAIN STREET – SALT LAKE CITY, UTAH 84133

WWW.ZIONSBANCORPORATION.COM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
SECTION

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

COMMISSION FILE NUMBER 001-12307

ZIONS BANCORPORATION
(Exact name of Registrant as specified in its charter)

UTAH	**87-0227400**
(State or other jurisdiction of incorporation or organization)	**(Internal Revenue Service Employer Identification Number)**
One South Main, 15th Floor Salt Lake City, Utah	**84133**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (801) 524-4787

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Guarantee related to 8.00% Capital Securities of Zions Capital Trust B	New York Stock Exchange
Convertible 6% Subordinated Notes due September 15, 2015	New York Stock Exchange
Depositary Shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange
Depositary Shares each representing a 1/40th ownership interest in a share of Series C 9.5% Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange
Common Stock, without par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate Market Value of Common Stock Held by Non-affiliates at June 30, 2009	$ 1,376,411,491
Number of Common Shares Outstanding at February 16, 2010	150,401,679 shares

Documents Incorporated by Reference:
Portions of the Company's Proxy Statement – Incorporated into Part III

FORM 10-K TABLE OF CONTENTS

PART I

FORWARD-LOOKING INFORMATION

Statements in this Annual Report on Form 10-K that are based on other than historical data are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and include, among others:

- statements with respect to the beliefs, plans, objectives, goals, guidelines, expectations, anticipations, and future financial condition, results of operations and performance of Zions Bancorporation ("the parent") and its subsidiaries (collectively "the Company," "Zions," "we," "our," "us");
- statements preceded by, followed by or that include the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "projects," or similar expressions.

These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in this Annual Report on Form 10-K, including, but not limited to, those presented in the Management's Discussion and Analysis. Factors that might cause such differences include, but are not limited to:

- the Company's ability to successfully execute its business plans, manage its risks, and achieve its objectives;
- changes in political and economic conditions, including without limitation the political and economic effects of the current economic crisis, delay of recovery from the current economic crisis, and other major wars, military actions, terrorist attacks;
- changes in financial market conditions, either internationally, nationally or locally in areas in which the Company conducts its operations, including without limitation reduced rates of business formation and growth, commercial and residential real estate development and real estate prices;
- fluctuations in markets for equity, fixed-income, commercial paper and other securities, including availability, market liquidity levels, and pricing;
- changes in interest rates, the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows and competition;
- acquisitions and integration of acquired businesses;
- increases in the levels of losses, customer bankruptcies, bank failures, claims, and assessments;
- changes in fiscal, monetary, regulatory, trade and tax policies and laws, and regulatory assessments and fees, including policies of the U.S. Department of Treasury, the Board of Governors of the Federal Reserve Board System (the "FRB" or the Federal Reserve Board), and the Federal Deposit Insurance Corporation ("FDIC");
- the Company's participation or lack of participation in governmental programs implemented under the Emergency Economic Stabilization Act ("EESA") and the American Recovery and Reinvestment Act ("ARRA"), including without limitation the Troubled Asset Relief Program ("TARP") and the Capital Purchase Program ("CPP") and the impact of such programs and related regulations on the Company and on international, national, and local economic and financial markets and conditions;
- the impact of the EESA and the ARRA and related rules and regulations, and changes in those rules and regulations, on the business operations and competitiveness of the Company and other participating American financial institutions, including the impact of the executive compensation limits of these acts, which may impact the ability of the Company and other American financial institutions to retain and recruit executives and other personnel necessary for their businesses and competitiveness;

- continuing consolidation in the financial services industry;
- new litigation or changes in existing litigation;
- success in gaining regulatory approvals, when required;
- changes in consumer spending and savings habits;
- increased competitive challenges and expanding product and pricing pressures among financial institutions;
- demand for financial services in the Company's market areas;
- inflation and deflation;
- technological changes and the Company's implementation of new technologies;
- the Company's ability to develop and maintain secure and reliable information technology systems;
- legislation or regulatory changes which adversely affect the Company's operations or business;
- the Company's ability to comply with applicable laws and regulations;
- changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies; and
- increased costs of deposit insurance and changes with respect to FDIC insurance coverage levels.

Except to the extent required by law, the Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

AVAILABILITY OF INFORMATION

We also make available free of charge on our website, *www.zionsbancorporation.com*, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission.

GLOSSARY OF ACRONYMS

ABS – Asset-Backed Security

ACL – Allowance for Credit Losses

AFS – Available-for-Sale

ALCO – Asset/Liability Committee

ALLL – Allowance for Loan and Lease Losses

ALM – Asset-Liability Management

ARM – Adjustable Rate Mortgage

ARRA – American Recovery and Reinvestment Act

ASC – Accounting Standards Codification

ASU – Accounting Standards Update

ATM – Automated Teller Machine

BCBS – Basel Committee on Banking Supervision

BSA – Bank Secrecy Act
CB&T – California Bank & Trust
CDARS – Certificate of Deposit Account Registry System
CDO – Collateralized Debt Obligation
CMC – Capital Management Committee
COSO – Committee of Sponsoring Organizations of the Treadway Commission
CPP – Capital Purchase Program
CRA – Community Reinvestment Act
CRE – Commercial Real Estate
DTA – Deferred Tax Asset
DTL – Deferred Tax Liability
EESA – Emergency Economic Stabilization Act
ESOARS – Employee Stock Option Appreciation Rights Securities
FAMC – Federal Agricultural Mortgage Corporation
FASB – Financial Accounting Standards Board
FDIC – Federal Deposit Insurance Corporation
FHLB – Federal Home Loan Bank
FHLMC – Federal Home Loan Mortgage Corporation
FINRA – Financial Industry Regulatory Authority
FNMA – Federal National Mortgage Association
FRB – Federal Reserve Board
FTE – Full-Time Equivalent
GAAP – Generally Accepted Accounting Principles
GLB – Gramm-Leach-Bliley Act of 1999
GNMA – Government National Mortgage Association
HTM – Held-to-Maturity
ISDA – International Swap Dealer Association
LIBOR – London Inter-Bank Offering Rate
LTV – Loan-to-Value (on an "as completed" basis)
MD&A – Management's Discussion and Analysis
MSA – Metropolitan Statistical Area
NBA – National Bank of Arizona
NPR – Notice of Proposed Rulemaking
NRSRO – Nationally Recognized Statistical Rating Organization
NSB – Nevada State Bank
OCC – Office of the Comptroller of the Currency
OCI – Other Comprehensive Income
OREO – Other Real Estate Owned
OTC – Over-the-Counter

OTTI – Other-Than-Temporary-Impairment
PCAOB – Public Company Accounting Oversight Board
PDs – Probabilities of Default
PIK – Payment in Kind
QSPE – Qualifying Special-Purpose Entity
REIT – Real Estate Investment Trust
SBA – Small Business Administration
SBIC – Small Business Investment Company
SEC – Securities and Exchange Commission
SFAS – Statement of Financial Accounting Standards
TAF – Term Auction Facility
TARP – Troubled Asset Relief Program
TCBO – The Commerce Bank of Oregon
TCBW – The Commerce Bank of Washington
TLGP – Temporary Liquidity Guarantee Program
VIE – Variable Interest Entity
ZCTB – Zions Capital Trust B
ZFNB – Zions First National Bank
ZMSC – Zions Management Services Company

ITEM 1. BUSINESS

DESCRIPTION OF BUSINESS

Zions Bancorporation ("the Parent") is a financial holding company organized under the laws of the State of Utah in 1955, and registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Parent and its subsidiaries (collectively "the Company") own and operate eight commercial banks with a total of 491 domestic branches at year-end 2009. The Company provides a full range of banking and related services through its banking and other subsidiaries, primarily in Utah, California, Texas, Arizona, Nevada, Colorado, Idaho, Washington, and Oregon. Full-time equivalent employees totaled 10,529 at year-end 2009. For further information about the Company's industry segments, see "Business Segment Results" on page 64 in Management's Discussion and Analysis ("MD&A") and Note 22 of the Notes to Consolidated Financial Statements. For information about the Company's foreign operations, see "Foreign Operations" on page 63 in MD&A. The "Executive Summary" on page 20 in MD&A provides further information about the Company.

PRODUCTS AND SERVICES

The Company focuses on providing community banking services by continuously strengthening its core business lines of 1) small, medium-sized business and corporate banking; 2) commercial and residential development, construction and term lending; 3) retail banking; 4) treasury cash management and related products and services; 5) residential mortgage; 6) trust and wealth management; and 7) investment activities. It operates eight different banks in ten Western and Southwestern states with each bank operating under a different name and each having its own board of directors, chief executive officer, and management team. The banks provide a wide variety of commercial and retail banking and mortgage lending products and services. They also provide a wide range of personal banking services to individuals, including home mortgages, bankcard, other installment loans, home equity lines of credit, checking accounts, savings accounts, time certificates of various types and maturities, trust services, safe deposit facilities, direct deposit, and 24-hour Automated Teller Machine ("ATM") access. In addition, certain banking subsidiaries provide services to key market segments through their Women's Financial, Private Client Services, and Executive Banking Groups. We also offer wealth management services through a subsidiary, Contango Capital Advisors, Inc. ("Contango"), and online brokerage services through Zions Direct.

In addition to these core businesses, the Company has built specialized lines of business in capital markets, public finance, and certain financial technologies, and is also a leader in Small Business Administration ("SBA") lending. Through its eight banking subsidiaries, the Company provides SBA 7(a) loans to small businesses throughout the United States and is also one of the largest providers of SBA 504 financing in the nation. The Company owns an equity interest in the Federal Agricultural Mortgage Corporation ("Farmer Mac") and is one of the nation's top originators of secondary market agricultural real estate mortgage loans through Farmer Mac. The Company is a leader in municipal finance advisory and underwriting services. The Company also controls four venture capital funds that provide early-stage capital primarily for start-up companies located in the Western United States. Finally, the Company's NetDeposit subsidiary is a leader in the provision of check imaging and clearing software.

COMPETITION

The Company operates in a highly competitive environment. The Company's most direct competition for loans and deposits comes from other commercial banks, thrifts, and credit unions, including institutions that do not have a physical presence in our market footprint but solicit via the Internet and other means. In addition, the Company competes with finance companies, mutual funds, brokerage firms, securities dealers, investment banking companies, financial technology firms, and a variety of other types of companies. Many of these companies have fewer regulatory constraints and some have lower cost structures or tax burdens.

The primary factors in competing for business include pricing, convenience of office locations and other delivery methods, range of products offered, and the level of service delivered. The Company must compete effectively along all of these parameters to remain successful.

SUPERVISION AND REGULATION

The Parent is a bank holding company that has elected to become a financial holding company as provided by the Gramm-Leach-Bliley Act of 1999 ("the GLB Act"). The BHC Act, and other federal statutes as modified by the GLB Act, provide the regulatory framework for bank holding companies and financial holding companies which have as their umbrella regulator the Federal Reserve Board. The functional regulation of the separately regulated subsidiaries of a holding company is conducted by each subsidiary's primary functional regulator. To qualify for and maintain status as a financial holding company, the Parent must satisfy certain ongoing criteria. The Company currently engages in only limited activities for which financial holding company status is required.

The Parent's subsidiary banks are subject to the provisions of the National Bank Act or other statutes governing national banks and the banking laws of their various states, as well as the rules and regulations of the Office of the Comptroller of the Currency ("OCC"), the FRB, and the FDIC. They are also under the supervision of, and are continually subject to periodic examination by, the OCC or their respective state banking departments, the FRB, and the FDIC. Many of our nonbank subsidiaries are also subject to regulation by the FRB and other applicable federal and state agencies. Our brokerage and investment advisory subsidiaries are regulated by the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA") and/or state securities regulators. Our nonbank subsidiaries may be subject to the laws and regulations of the federal government and/or the various states in which they conduct business.

The Company is subject to various requirements and restrictions contained in both the laws of the United States and the states in which its banks and other subsidiaries operate. These regulations include but are not limited to the following:

- Laws and regulations regarding the availability, requirements and restrictions of a number of recently enacted governmental programs in which the Company participates, including without limitation the TARP and its associated CPP, as well as certain requirements and limitations imposed by the EESA and ARRA and programs and regulations thereunder, including without limitation limitations on dividends on common stock in the CPP, and on executive compensation contained in the EESA and ARRA. One of these programs, the CPP, contains provisions that allow the U.S. Government to unilaterally modify any term or provision of contracts executed under the program.
- Requirements for approval of acquisitions and activities. Prior approval is required, in accordance with the BHC Act of the FRB, for a financial holding company to acquire or hold more than 5% voting interest in any bank. The BHC Act allows, subject to certain limitations, interstate bank acquisitions and interstate branching by acquisition anywhere in the country. The BHC Act also requires approval for certain nonbanking acquisitions and restricts the Company's nonbanking activities to those that are permitted for financial holding companies or that have been determined by the FRB to be financial in nature, incidental to financial activities, or complementary to a financial activity.
- Capital requirements. The FRB has established capital guidelines for financial holding companies. The OCC, the FDIC, and the FRB have also issued regulations establishing capital requirements for banks. U.S. regulatory bodies are expected to issue new capital guidelines for banking organizations. Numerous "white papers," speeches, and similar documents have been published by both U.S. and international regulatory bodies, which consistently point toward unspecified, but increased, levels of bank and holding company capital and liquidity. Accordingly, additional capital requirements could be required by new regulations in the future and could become required of the Company. In addition, there is a risk that the Company may be pressured by regulators to raise capital to enable it to repay the preferred stock issued to the U.S. Treasury under TARP at a time or in amounts that management would not consider optimal. Failure to meet capital requirements could subject the Parent and its subsidiary banks to a variety of restrictions and enforcement remedies. See Note 19 of the Notes to Consolidated Financial Statements for information regarding capital requirements.

  The U.S. federal bank regulatory agencies' risk-based capital guidelines are based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision (the "BCBS"). The BCBS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country's supervisors can use to determine the supervisory policies they apply. The BCBS has been working for a number of years on revisions to Basel I. In December 2007, U.S. banking regulators published the final rule for Basel II implementation, requiring banks with over $250 billion in consolidated total assets or on-balance sheet foreign exposure of $10 billion (core banks) to adopt the Advanced Approach of Basel II while allowing other banks to elect to "opt in."

Modifications to the Basel II regime ("Basel III") continue to be proposed. Additionally, regulators may subjectively require banking organizations to maintain capital, reserves, or liquidity at levels higher than those codified by regulation or those prior to the recent economic crisis. Adoption of new Basel III requirements and/or regulatory actions may have a significant impact on bank capital and liquidity levels going forward.

- Requirements that the Parent serve as a source of strength for its banking subsidiaries. The FRB has a policy that a bank holding company is expected to act as a source of financial and managerial strength to each of its bank subsidiaries and, under appropriate circumstances, to commit resources to support each subsidiary bank. In addition, the OCC may order an assessment of the Parent if the capital of one of its national bank subsidiaries were to fall below capital levels required by the regulators.

- Limitations on dividends payable by subsidiaries. A substantial portion of the Parent's cash, which is used to pay dividends on our common and preferred stock and to pay principal and interest on our debt obligations, is derived from dividends paid by the Parent's subsidiary banks. These dividends are subject to various legal and regulatory restrictions. See Note 19 of the Notes to Consolidated Financial Statements.

- Limitations on dividends payable to shareholders. The Parent's ability to pay dividends on both its common and preferred stock may be subject to regulatory restrictions. See discussion under "Liquidity Management Actions" starting on page 123.

- Cross-guarantee requirements. All of the Parent's subsidiary banks are insured by the FDIC. Each commonly controlled FDIC-insured bank can be held liable for any losses incurred, or reasonably expected to be incurred, by the FDIC due to another commonly controlled FDIC-insured bank being placed into receivership, and for any assistance provided by the FDIC to another commonly controlled FDIC-insured bank that is subject to certain conditions indicating that receivership is likely to occur in the absence of regulatory assistance.

- Safety and soundness requirements. Federal and state laws require that our banks be operated in a safe and sound manner. We are subject to additional safety and soundness standards prescribed in the Federal Deposit Insurance Corporate Improvement Act of 1991, including standards related to internal controls, information systems, internal audit, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, as well as other operational and management standards deemed appropriate by the federal banking agencies.

- Limitations on the amount of loans to a borrower and its affiliates.

- Limitations on transactions with affiliates.

- Restrictions on the nature and amount of any investments and ability to underwrite certain securities.

- Requirements for opening of branches and the acquisition of other financial entities.

- Fair lending and truth in lending requirements to provide equal access to credit and to protect consumers in credit transactions.

- Provisions of the GLB Act and other federal and state laws dealing with privacy for nonpublic personal information of individual customers.

- Community Reinvestment Act ("CRA") requirements. The CRA requires banks to help serve the credit needs in their communities, including credit to low and moderate income individuals. Should the Company or its subsidiaries fail to adequately serve their communities, penalties may be imposed including denials of applications to add branches, relocate, add subsidiaries and affiliates, and merge with or purchase other financial institutions.
- Anti-money laundering regulations. The Bank Secrecy Act ("BSA") and other federal laws require financial institutions to assist U.S. Government agencies to detect and prevent money laundering. Specifically, the BSA requires financial institutions to keep records of cash purchases of negotiable instruments, file reports of cash transactions exceeding $10,000 (daily aggregate amount), and to report suspicious activity that might signify money laundering, tax evasion, or other criminal activities. Title III of the Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") substantially broadens the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, defining new crimes and related penalties, and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations, which apply various requirements of the USA Patriot Act to financial institutions. The Company's bank and broker-dealer subsidiaries and private investment companies advised or sponsored by the Company's subsidiaries must comply with these regulations. These regulations also impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

The Parent is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the SEC. As a company listed on the NASDAQ Stock Market LLC ("Nasdaq") Global Select Market, the Parent is subject to Nasdaq listing standards for quoted companies.

The Company is subject to the Sarbanes-Oxley Act of 2002, which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. Nasdaq has also adopted corporate governance rules, which are intended to allow shareholders and investors to more easily and efficiently monitor the performance of companies and their directors.

The Board of Directors of the Parent has implemented a comprehensive system of corporate governance practices. This system includes Corporate Governance Guidelines, a Code of Business Conduct and Ethics for Employees, a Directors Code of Conduct, and charters for the Audit, Credit Review, Compensation, and Nominating and Corporate Governance Committees. More information on the Company's corporate governance practices is available on the Company's website at *www.zionsbancorporation.com*. (The Company's website is not part of this Annual Report on Form 10-K.)

The Company has adopted policies, procedures and controls to address compliance with the requirements of the banking, securities and other laws and regulations described above or otherwise applicable to the Company. The Company intends to make appropriate revisions to reflect any changes required.

Regulators, Congress, state legislatures and international consultative bodies continue to enact rules, laws, and policies to regulate the financial services industry and public companies and to protect consumers and investors. The nature of these laws and regulations and the effect of such policies on future business and earnings of the Company cannot be predicted.

GOVERNMENT MONETARY POLICIES

The earnings and business of the Company are affected not only by general economic conditions, but also by policies adopted by various governmental authorities. The Company is particularly affected by the monetary policies of the FRB, which affect both short-term and long-term interest rates and the national supply of bank credit. The tools available to the FRB which may be used to implement monetary policy include:

- open-market operations in U.S. Government and other securities;
- adjustment of the discount rates or cost of bank borrowings from the FRB;
- imposing or changing reserve requirements against bank deposits;
- term auction facilities collateralized by bank loans; and
- other programs to purchase assets and inject liquidity directly in various segments of the economy.

These methods are used in varying combinations to influence the overall growth or contraction of bank loans, investments and deposits, and the interest rates charged on loans or paid for deposits.

In view of the changing conditions in the economy and the effect of the FRB's monetary policies, it is difficult to predict future changes in loan demand, deposit levels and interest rates, or their effect on the business and earnings of the Company. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

ITEM 1A. RISK FACTORS

The following list describes several risk factors which are significant to the Company including but not limited to:

The Company has been and could continue to be negatively affected by recent adverse economic conditions.

The United States and many other countries recently faced a severe economic crisis, including a major recession which has not yet been resolved. These adverse economic conditions have negatively affected, and are likely to continue for some time to adversely affect, the Company's assets, including its loans and securities portfolios, capital levels, results of operations, and financial condition. In response to the economic crisis, the United States and other governments established a variety of programs and policies designed to mitigate the effects of the crisis. These programs and policies appear to have stabilized the severe financial crisis that occurred in the second half of 2008, but the extent to which these programs and policies will assist in an economic recovery or may lead to adverse consequences, whether anticipated or unanticipated, is still unclear. If these programs and policies are ineffective in bringing about an economic recovery or result in substantial adverse developments, the economic conditions may again become more severe, or adverse economic conditions may continue for a substantial period of time. Any increase in the severity or duration of adverse economic conditions or delay in the recovery from them would adversely affect the Company.

Our participation in the CPP and other government programs imposes restrictions and obligations on us that limit our ability to increase dividends, repurchase shares of our stock, and access the equity capital markets.

The Company has chosen to participate in a number of new programs sponsored by the U.S. Government during the current financial and economic crisis. These programs, including without limitation the TARP and its associated CPP, as well as the ARRA and EESA and regulations thereunder, contain important limitations on the Company's conduct of its business, including limitations on dividends, repurchases of common stock, acquisitions, and executive compensation. These limitations may adversely impact the Company's ability to attract nongovernmental capital and to recruit and retain executive management and other personnel and its ability to compete with other American and foreign financial institutions. One of these programs, the CPP, contains provisions that allow the U.S. Government to unilaterally modify any term or provision of contracts executed under the program.

Legislative and regulatory actions taken now or in the future may have a significant adverse effect on our operations.

In response to the recent economic crisis, various legislative proposals that would materially restructure the regulatory framework governing the financial services industry have been introduced or are being considered for introduction in Congress. These proposals include, but are not limited to:

- the establishment of new regulatory bodies with authority over consumer protection and systemic risk;
- the elimination or modification of responsibilities and independence of certain existing regulatory agencies;
- the grant of authority to state agencies to enforce state and federal laws against national banks;
- the imposition of substantial new fees or taxes on banking organizations or classes of banking organizations;
- limitations on the size of banking organizations or the imposition of heightened costs or burdens associated with asset size; and
- the introduction of new resolution authority and processes for entities in the financial services industry.

Also in response to the recent economic crisis, bank regulatory agencies and international regulatory consultative bodies have proposed or appear to be considering new regulations and requirements, some of which may be imposed without formal promulgation. These include, but are not limited to:

- new capital and liquidity standards imposing higher levels and different mixes of capital and having new liquidity requirements than those contained in current regulations;

- new capital planning actions, including stress testing or similar actions and timing expectations for capital-raising;
- new and accelerated FDIC insurance premiums;
- limitations on the amount and manner of compensation paid to executive officers and employees generally; and
- restrictions on the types of products and services offered by banking organizations.

Some of these proposals could adversely affect the Company by, among other things: impacting after tax returns earned by financial services firms in general; limiting the Company's ability to grow; increasing taxes or fees on some of the Company's funding or activities; limiting the range of products and services that the Company could offer; exposing the Company to costly litigation and regulatory actions and increasing the cost of regulatory compliance; requiring the Company to raise capital at inopportune times; and making it difficult for the Company to compete with other banking and nonbanking companies to recruit and retain executives and other employees. Others of these proposals may actually favorably impact the Company by affecting some of its competitors more adversely than the Company. The ultimate impact of these proposals cannot be predicted, as it is unclear which, if any, may eventually be enacted into law or regulation.

Economic and other circumstances, including pressure to repay TARP preferred stock, may require us to raise capital at times or in amounts that are unfavorable to the Company.

The Company's subsidiary banks must maintain certain risk-based and leverage capital ratios as required by their banking regulators and which can change depending upon general economic conditions and their particular condition, risk profile and growth plans. Compliance with capital requirements may limit the Company's ability to expand and has required, and may require, capital investment from the Parent. In 2008, we issued shares of preferred stock for $1.4 billion and a warrant to purchase shares of the Company's common stock to the U.S. Treasury under TARP. There may be increasing market, regulatory or political pressure on the Company to raise capital to enable it to repay the preferred stock issued to the U.S. Treasury under TARP at a time or in amounts that may be unfavorable to the Company's shareholders. These uncertainties and risks created by the legislative and regulatory uncertainties discussed above may themselves increase the Company's cost of capital and other financing costs.

Negative perceptions associated with our continued participation in the U.S. Treasury's TARP may adversely affect our ability to retain customers, attract investors, and compete for new business opportunities.

Several financial institutions which also participated in the CPP have repurchased their TARP preferred stock. There can be no assurance as to the timing or manner in which the Company may repurchase its TARP preferred stock from the U.S. Treasury. Our customers, employees and counterparties in our current and future business relationships could draw negative implications regarding the strength of the Company as a financial institution based on our continued participation in the TARP following the exit of one or more of our competitors or other financial institutions. Any such negative perceptions could impair our ability to effectively compete with other financial institutions for business or to retain high performing employees. If this were to occur, our business, financial condition, and results of operations may be adversely affected, perhaps materially.

Credit quality has adversely affected us and may continue to adversely affect us.

Credit risk is one of our most significant risks. The Company's level of credit quality continued to weaken during 2009 in most loan types and markets in which the Company operates. We expect continued credit quality weakness over the next few quarters.

Failure to effectively manage our interest rate risk could adversely affect us.

Net interest income is the largest component of the Company's revenue. The management of interest rate risk for the Company and all bank subsidiaries is centralized and overseen by an Asset Liability Management Committee appointed by the Company's Board of Directors. The Company has been successful in its interest rate risk management as evidenced by achieving a relatively stable net interest margin over the last several years when interest rates have been volatile and the rate environment challenging. Factors beyond the Company's control can significantly influence the interest rate environment and increase the Company's risk. These factors include competitive pricing pressures for our loans and deposits, adverse shifts in the mix of deposits and other funding sources, and volatile market interest rates subject to general economic conditions and the policies of governmental and regulatory agencies, in particular the FRB.

Our ability to maintain adequate sources of funding and liquidity has been and may continue to be adversely affected by market conditions.

Funding availability, as opposed to funding cost, remained a more important risk factor during 2009, as a global liquidity crisis continued to affect financial institutions generally, including the Company. However, the Company was able to take a number of actions during the year to augment its capital and liquidity (See "Capital Management" on page 126 in MD&A and Notes 11, 13 and 14 of the Notes to Consolidated Financial Statements for further information on funding availability). It is expected that liquidity stresses will continue to be a risk factor in 2010 for the Company, the Parent and its affiliate banks.

The quality and liquidity of our asset-backed securities investment portfolio has adversely affected us and may continue to adversely affect us.

The Company's asset-backed securities investment portfolio includes collateralized debt obligations ("CDOs") collateralized by trust preferred securities issued by banks, insurance companies, and real estate investment trusts ("REITs") that may have some exposure to construction loan, commercial real estate, and the subprime markets and/or to other categories of distressed assets. In addition, asset-backed securities also include structured asset-backed collateralized debt obligations ("ABS CDOs") (also known as diversified structured finance CDOs) which have minimal exposure to subprime and home equity mortgage securitizations. Factors beyond the Company's control can significantly influence the fair value and impairment status of these securities. These factors include but are not limited to defaults and deferrals by debt issuers, rating agency downgrades of securities, lack of market pricing of securities or the return of market pricing that varies from the Company's current model valuations, rating agency downgrades of monoline insurers that insure certain asset-backed securities, continued instability in the credit markets, and changes in prepayment rates and future interest rates. See "Investment Securities Portfolio" on page 91 for further details.

We have been unprofitable and may continue to be unprofitable, and such lack of profitability could have particular adverse effects on us, such as restricting our ability to pay dividends or requiring a valuation allowance against our deferred tax asset.

The Parent and certain of its subsidiary banks have been unprofitable in each of the most recent five quarters. The ability of banks and bank holding companies to pay dividends is restricted by regulatory requirements, including profitability and the need to maintain required levels of capital. Continuing lack of profitability exposes the Company to the risk that regulators could restrict the ability of our subsidiary banks to pay dividends to the Parent and/or of the Parent to declare and pay dividends on its common stock, preferred stock or trust preferred securities. It also increases the risk that the Company may have to establish a "valuation allowance" against its net deferred tax asset ("DTA"). The Parent and some of its subsidiary banks already have some disallowed DTA for regulatory capital purposes.

We and/or the holders of our securities could be adversely affected by unfavorable rating actions from rating agencies.

Our ability to access the capital markets is important to our overall funding profile. This access is affected by the ratings assigned by rating agencies to us, certain of our affiliates and particular classes of securities that we and our affiliates issue. The interest rates we pay on our securities are also influenced by, among other things, the credit ratings that we, our affiliates, and/or our securities receive from recognized rating agencies. The rating agencies have in the past downgraded our ratings. Further downgrades could increase our costs or otherwise have a negative effect on the market price of our securities, our ability to access capital markets, or our results of operations or financial condition.

We could be adversely affected by accounting, financial reporting, and regulatory and compliance risk.

The Company is exposed to accounting, financial reporting, and regulatory/compliance risk. The Company provides to its customers, and uses for its own capital, funding and risk management needs, a number of complex financial products and services. Estimates, judgments and interpretations of complex and changing accounting and regulatory policies are required in order to provide and account for these products and services. Identification, interpretation and implementation of complex and changing accounting standards as well as compliance with regulatory requirements, therefore pose an ongoing risk.

We could be adversely affected by litigation and legal claims.

The Company is subject to risks associated with legal claims and litigation. The Company's exposure to claims and litigation has increased and may further increase as a result of stresses on customers, counterparties and others arising from the current economic crisis or otherwise.

We could be adversely affected by failure in our internal controls.

A failure in our internal controls could have a significant negative impact not only on our earnings, but also on the perception that customers, regulators and investors may have of the Company. We continue to devote a significant amount of effort, time and resources to improving our controls and ensuring compliance with complex accounting standards and regulations.

We could be adversely affected as a result of acquisitions.

From time to time the Company makes acquisitions including the acquisition of assets and liabilities of failed banks from the FDIC acting as a receiver. The FDIC-supported transactions are subject to loan loss sharing agreements. Failure to comply with the terms of the agreements could result in the loss of indemnification from the FDIC. The success of any acquisition depends, in part, on our ability to realize the projected cost savings from the acquisition and on the continued growth and profitability of the acquisition target. We have been successful with most prior acquisitions, but it is possible that the merger integration process with an acquisition target could result in the loss of key employees, disruptions in controls, procedures and policies, or other factors that could affect our ability to realize the projected savings and successfully retain and grow the target's customer base.

The Company's Board of Directors has established an Enterprise Risk Management policy and has appointed an Enterprise Risk Management Committee to oversee and implement the policy. In addition to credit and interest rate risk, the Committee also monitors the following risk areas: market risk, liquidity risk, operational risk, compliance risk, information technology risk, strategic risk, compensation-related risk, and reputation risk.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the SEC's staff 180 days or more before the end of the Company's fiscal year relating to our periodic or current reports filed under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

At December 31, 2009, the Company operated 491 domestic branches, of which 283 are owned and 208 are leased. The Company also leases its headquarters offices in Salt Lake City, Utah. Other operations facilities are either owned or leased. The annual rentals under long-term leases for leased premises are determined under various formulas and factors, including operating costs, maintenance, and taxes. For additional information regarding leases and rental payments, see Note 18 of the Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 18 of the Notes to Consolidated Financial Statements is incorporated by reference herein.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol "ZION." The last reported sale price of the common stock on Nasdaq on February 16, 2010 was $18.26 per share.

The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock, as quoted on Nasdaq:

	2009		2008	
	High	**Low**	**High**	**Low**
1st Quarter	**$25.52**	**5.90**	57.05	39.31
2nd Quarter	**20.97**	**8.88**	51.15	29.46
3rd Quarter	**20.36**	**10.25**	107.21[1]	17.53
4th Quarter	**19.03**	**12.50**	47.94	21.07

[1] *This trading price was an anomaly resulting from electronic orders at the opening of the market on September 19, 2008 in response to the SEC's announcement (prior to the market opening that day) of its temporary emergency action suspending short selling in financial companies. The closing price on September 19, 2008 was $52.83.*

During 2009 the Company issued $472.7 million of new common stock consisting of 31,741,425 shares at an average price of $14.89 per share. Net of issuance costs and fees, the issuances added $464.1 million to common stock.

As of February 16, 2010, there were 6,303 holders of record of the Company's common stock.

EQUITY CAPITAL AND DIVIDENDS

We have 3,000,000 authorized shares of preferred stock without par value and with a liquidation preference of $1,000 per share. As of December 31, 2009, 67,952, 110,388, and 1,400,000 of preferred shares series A, C, and D, respectively, have been issued and are outstanding. In addition, holders of $1.1 billion of the Company's subordinated debt have the right to convert that debt into either Series A or C preferred stock, and that therefore the Company has reserved for possible future issuance approximately 1.1 million shares of authorized preferred stock. In general, preferred shareholders may receive asset distributions before common shareholders; however, preferred shareholders have only limited voting rights generally with respect to certain provisions of the preferred stock, the issuance of senior preferred stock, and the election of directors. Preferred stock dividends reduce earnings available to common shareholders and are paid quarterly in arrears. The redemption amount is computed at the per share liquidation preference plus any declared but unpaid dividends. The series A and C shares are registered with the SEC.

The Series D Fixed-Rate Cumulative Perpetual Preferred Stock was issued on November 14, 2008 to the U.S. Department of the Treasury for $1.4 billion in a private placement exempt from registration. The EESA authorized the U.S. Treasury to provide funds to eligible financial institutions participating in the TARP Capital Purchase Program. The capital investment includes the issuance of preferred shares of the Company and a warrant to purchase common shares pursuant to a Letter Agreement and a Securities Purchase agreement (collectively "the Agreement"). The preferred shares are ranked *pari passu* with the Series A and C preferred shares. The dividend rate of 5% increases to 9% after the first five years. Dividend payments are made on the 15th day of February, May, August, and November. The warrant allows the U.S. Treasury to purchase up to 5,789,909 shares of the Company's common stock exercisable over a 10-year period at a price per share of $36.27. The preferred shares and the warrant qualify for Tier 1 regulatory capital. The Agreement subjects the Company to certain restrictions and conditions including those related to common dividends, share repurchases, executive compensation, and corporate governance.

We recorded the total $1.4 billion of the preferred shares and the warrant at their relative fair values of $1,292.2 million and $107.8 million, respectively. The difference from the par amount of the preferred shares is accreted to preferred stock over five years using the interest method with a corresponding adjustment to preferred dividends.

The frequency and amount of common stock dividends paid during the last two years are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2009	**$0.04**	**0.04**	**0.01**	**0.01**
2008	0.43	0.43	0.43	0.32

In January 2010, the Company's Board of Directors approved a dividend of $0.01 per common share payable on February 24, 2010 to shareholders of record on February 10, 2010. The Company expects to continue its policy of paying regular cash dividends on a quarterly basis, although there is no assurance as to future dividends because they depend on future earnings, capital requirements, and financial condition.

The Company cannot increase the common stock dividend above $0.32 per share without the consent of the U.S. Treasury until the third anniversary of the date of the investment, or November 14, 2011, unless prior to such third anniversary the senior preferred stock series D is redeemed in whole or the U.S. Treasury has transferred all of the senior preferred stock series D to third parties.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information contained in Item 12 of this Form 10-K is incorporated by reference herein.

SHARE REPURCHASES

The following table summarizes the Company's share repurchases for the fourth quarter of 2009:

Period	Total number of shares repurchased[1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plan
October	341	$16.85	–	$56,250,315
November	404	13.11	–	56,250,315
December	8,944	13.12	–	56,250,315
Fourth quarter	9,689	13.25	–	

[1] *All share repurchases during the fourth quarter of 2009 were made to pay for payroll taxes upon the vesting of restricted stock.*

The Company has not repurchased any shares under the Common Stock Repurchase Plan since August 16, 2007. It is prohibited from repurchasing any common shares through an authorized share repurchase program by terms of the CPP until the Company's Series D preferred stock has been fully repaid or the U.S. Treasury otherwise ceases to own any such preferred stock.

PERFORMANCE GRAPH

The following stock performance graph compares the five-year cumulative total return of Zions Bancorporation's common stock with the Standard & Poor's 500 Index and the KBW Bank Index which include Zions Bancorporation. The KBW Bank Index is a market capitalization-weighted bank stock index developed and published by Keefe, Bruyette & Woods, Inc., a nationally recognized brokerage and investment banking firm specializing in bank stocks. The index is composed of 24 geographically diverse stocks representing national money center banks and leading regional financial institutions. The stock performance graph is based upon an initial investment of $100 on December 31, 2004 and assumes reinvestment of dividends.

PERFORMANCE GRAPH FOR ZIONS BANCORPORATION
INDEXED COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN


160
140
120
100
80
60
40
20
2004
2005
2006
2007
2008
2009
Zions Bancorporation
KBW Bank Index
S&P 500

	2004	2005	2006	2007	2008	2009
Zions Bancorporation	100.0	113.3	125.9	73.1	40.2	21.3
KBW Bank Index	100.0	103.2	120.7	94.5	49.8	48.9
S&P 500	100.0	104.9	121.4	128.1	80.8	102.1

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights

(In millions, except per share amounts)	2009/2008 Change	2009	2008	2007	2006	2005[3]
For the Year						
Net interest income	**-4%**	**$ 1,897.5**	1,971.6	1,882.0	1,764.7	1,361.4
Noninterest income	**+322%**	**804.1**	190.7	412.3	551.2	436.9
Total revenue	**+25%**	**2,701.6**	2,162.3	2,294.3	2,315.9	1,798.3
Provision for loan losses	**+211%**	**2,016.9**	648.3	152.2	72.6	43.0
Noninterest expense	**+13%**	**1,671.5**	1,475.0	1,404.6	1,330.4	1,012.8
Impairment loss on goodwill	**+80%**	**636.2**	353.8	–	–	0.6
Income (loss) before income taxes	**-416%**	**(1,623.0)**	(314.8)	737.5	912.9	741.9
Income taxes (benefit)	**-825%**	**(401.3)**	(43.4)	235.8	318.0	263.4
Net income (loss)	**-350%**	**(1,221.7)**	(271.4)	501.7	594.9	478.5
Net income (loss) applicable to noncontrolling interests	**-10%**	**(5.6)**	(5.1)	8.0	11.8	(1.6)
Net income (loss) applicable to controlling interest	**-357%**	**(1,216.1)**	(266.3)	493.7	583.1	480.1
Net earnings (loss) applicable to common shareholders	**-325%**	**(1,234.4)**	(290.7)	479.4	579.3	480.1
Per Common Share						
Net earnings (loss) – diluted	**-270%**	**(9.92)**	(2.68)	4.40	5.35	5.16
Net earnings (loss) – basic	**-270%**	**(9.92)**	(2.68)	4.45	5.45	5.26
Dividends declared	**-94%**	**0.10**	1.61	1.68	1.47	1.44
Book value[1]	**-35%**	**27.85**	42.65	47.17	44.48	40.30
Market price – end		**12.83**	24.51	46.69	82.44	75.56
Market price – high[2]		**25.52**	57.05	88.56	85.25	77.67
Market price – low		**5.90**	17.53	45.70	75.13	63.33
At Year-End						
Assets	**-7%**	**51,123**	55,093	52,947	46,970	42,780
Net loans and leases	**-4%**	**40,189**	41,659	38,880	34,415	29,871
Deposits	**+1%**	**41,841**	41,316	36,923	34,982	32,642
Long-term borrowings	**-22%**	**2,033**	2,622	2,591	2,495	2,746
Shareholders' equity:						
Preferred equity	**-5%**	**1,503**	1,582	240	240	–
Common equity	**-15%**	**4,190**	4,920	5,053	4,747	4,237
Noncontrolling interests	**-37%**	**17**	27	31	43	28
Performance Ratios						
Return on average assets		**(2.25)%**	(0.50)%	1.01%	1.32%	1.43%
Return on average common equity		**(28.35)%**	(5.69)%	9.57%	12.89%	15.86%
Efficiency ratio		**61.34%**	67.47%	60.53%	56.85%	55.67%
Net interest margin		**3.94%**	4.18%	4.43%	4.63%	4.58%
Capital Ratios[1]						
Equity to assets		**11.17%**	11.85%	10.06%	10.71%	9.97%
Tier 1 leverage		**10.38%**	9.99%	7.37%	7.86%	8.16%
Tier 1 risk-based capital		**10.53%**	10.22%	7.57%	7.98%	7.52%
Total risk-based capital		**13.28%**	14.32%	11.68%	12.29%	12.23%
Tangible common equity		**6.12%**	5.89%	5.70%	5.98%	5.28%
Tangible equity		**9.16%**	8.91%	6.23%	6.61%	5.35%
Selected Information						
Average common and common-equivalent shares *(in thousands)*		**124,443**	108,908	108,408	107,957	92,994
Common dividend payout ratio		**na**	na	37.82%	27.10%	27.14%
Full-time equivalent employees		**10,529**	11,011	10,933	10,618	10,102
Commercial banking offices		**491**	513	508	470	473
ATMs		**602**	625	627	578	600

[1] *At year-end.*

[2] *The actual high price for 2008 was $107.21. However, this trading price was an anomaly resulting from electronic orders at the opening of the market on September 19, 2008 in response to the SEC's announcement (prior to the market opening that day) of its temporary emergency action suspending short selling in financial companies. The closing price on September 19, 2008 was $52.83.*

[3] *Amounts for 2005 include Amegy Corporation at December 31, 2005 and for the month of December 2005. Amegy was acquired on December 3, 2005.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Company Overview

Zions Bancorporation ("the Parent") and subsidiaries (collectively "the Company," "Zions," "we," "our," "us") together comprise a $51 billion financial holding company headquartered in Salt Lake City, Utah. As of September 30, 2009, the Company was the 17th largest domestic bank holding company in terms of deposits. At December 31, 2009, the Company operated banking businesses through 491 domestic branches and 602 ATMs in ten Western and Southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah, and Washington. Our banking businesses include: Zions First National Bank ("Zions Bank"), in Utah and Idaho; California Bank & Trust ("CB&T"); Amegy Corporation ("Amegy") and its subsidiary, Amegy Bank, in Texas; National Bank of Arizona ("NBA"); Nevada State Bank ("NSB"); Vectra Bank Colorado ("Vectra"), in Colorado and New Mexico; The Commerce Bank of Washington ("TCBW"); and The Commerce Bank of Oregon ("TCBO").

The Company also operates several specialty financial services and financial technology businesses that conduct business on a regional or national scale. The Company is a national leader in Small Business Administration ("SBA") lending, public finance advisory services, and software sales and cash management services related to "Check 21 Act" electronic imaging and clearing of checks. In addition, Zions is included in the Standard and Poor's 500 ("S&P 500") and NASDAQ Financial 100 indices.

In operating its banking businesses, the Company seeks to combine the front office or customer facing advantages that it believes can result from decentralized organization and branding, with those that can come from centralized risk management, capital management and operations. In its specialty financial services and technology businesses, the Company seeks to develop a competitive advantage in a particular product, customer, or technology niche.

Distribution of Loans and Deposits

As shown in Charts 1 and 2 the Company's loans and core deposits are widely diversified among the banking franchises the Company operates.

Chart 1. **DISTRIBUTION OF LOANS BY AFFILIATE**
(at December 31, 2009)


ZIONS BANK 35%
CB&T 22%
AMEGY 21%
NBA 9%
NSB 7%
VECTRA 5%
TCBW/TCBO 1%

Chart 2. **DISTRIBUTION OF CORE DEPOSITS BY AFFILIATE**
(at December 31, 2009)


ZIONS BANK 32%
CB&T 23%
AMEGY 21%
NBA 9%
NSB 8%
VECTRA 5%
TCBW/TCBO 2%

Note: Core deposits are defined as total deposits excluding brokered deposits and time deposits $100,000 and over.

The Company's loan portfolio also is diversified as to type of loan. However, as shown in Chart 3, it does have a significant concentration of exposure to commercial real estate, including residential land, acquisition and development lending in Arizona, Nevada, and to a lesser degree, California and the Intermountain West, that have been under severe stress due to the ongoing declines in housing-related prices and in residential building.

Chart 3. **LOANS BY PURPOSE**
(at December 31, 2009)


Commercial and industrial 26%
Commercial – owner occupied 22%
Commercial real estate – term 18%
Consumer – 1-4 family and other real estate secured 15%
Commercial real estate – commercial construction 9%
Commercial real estate – residential construction 5%
FDIC-supported loans 4%
Other consumer 1%

Business Strategies

We believe that the Company distinguishes itself by having a long-term strategy for growth in its banking businesses that is unique for a bank holding company of its size. This growth strategy is driven by four key factors: (1) focus on high growth markets; (2) keep decisions that affect customers local; (3) centralize technology and operations to achieve economies of scale; and (4) centralize and standardize policies and management controlling key risks. These strategies are more fully set forth as follows:

Focus on High Growth Markets

Each of the states in which the Company conducts its banking businesses has experienced relatively high levels of historical economic growth and each ranks among the top one-third of states as ranked by population and household income growth projected by the U.S. Census Bureau. Despite weaker employment and economic growth in some of these markets in 2009, which may persist through much of 2010, the Company believes that over the medium to longer term all of these markets will continue to be among the fastest growing in the country.

Schedule 1

DEMOGRAPHIC PROFILE

BY STATE

(Dollar amounts in thousands)	Number of branches 12/31/2009	Deposits at 12/31/2009[1]	Percent of Zions' deposit base	Estimated 2009 total population[2]	Estimated population % change 2000-2009[2]	Projected population % change 2009-2014[2]	Estimated median household income 2009[2]	Estimated household income % change 2000-2009[2]	Projected household income % change 2009-2014[2]
Utah	103	$12,514,145	29.91%	2,748,395	23.07%	11.17%	$60.3	31.88%	4.29%
California	106	9,329,215	22.30	37,933,734	11.99	5.14	61.6	29.38	4.02
Texas	82	8,880,228	21.22	24,896,267	19.40	9.25	52.4	31.19	4.03
Arizona	76	3,784,170	9.04	6,664,707	29.90	12.84	55.3	36.21	5.46
Nevada	58	3,523,708	8.42	2,746,331	37.44	14.61	58.1	30.29	4.63
Colorado	37	1,964,909	4.70	5,026,916	16.87	7.75	62.6	32.44	5.14
Idaho	26	1,125,416	2.69	1,562,163	20.73	9.61	50.4	33.54	5.22
Washington	1	631,803	1.51	6,691,182	13.52	6.39	60.9	32.95	4.78
New Mexico	1	40,088	0.10	2,058,296	13.15	6.30	44.7	30.76	4.84
Oregon	1	46,907	0.11	3,841,859	12.29	5.81	53.5	30.62	4.01
Zions' weighted average					16.83	7.58	57.7	31.00	4.30
Aggregate national				309,731,508	10.06	4.63	54.7	29.78	4.06

[1] *Excludes intercompany deposits.*
[2] *Data Source: SNL Financial Database*

The Company seeks to grow both organically and through acquisitions in these banking markets. Within each of the states where the Company operates, we focus on the market segments that we believe present the best opportunities for us. We believe that these states over time have experienced higher rates of growth, business formation, and expansion than other states. We also believe that over the long term these states will continue to experience higher rates of commercial real estate development as businesses provide housing, shopping, business facilities and other amenities for their growing populations. However, in the near term growth in many of our geographies and market segments has slowed markedly due to weakening economic conditions and loan demand. We have recently experienced net portfolio shrinkage in distressed real estate markets in the Southwest.

A common focus of all of Zions' subsidiary banks is small and middle market business banking (including the personal banking needs of the executives and employees of those businesses) and commercial real estate development. In addition to our commercial business, we also provide a broad base of consumer financial products in selected markets, including home mortgages, home equity credit lines, auto loans, and credit cards. This mix of business often leads to loan balances growing faster than internally generated deposits; this was particularly true in much of 2008 as loan growth significantly outpaced low cost core deposit growth. In addition, it has important implications for the Company's management of certain risks, including interest rate and liquidity risks, which are discussed further in later sections of this document.

Keep Decisions That Affect Customers Local

The Company operates eight different community/regional banks, each under a different name, and each with its own charter, chief executive officer and management team. This structure helps to ensure that decisions related to customers are made at a local level. In addition, each bank controls, among other things, most decisions related to its branding, market strategies, customer relationships, product pricing, and credit decisions (within the limits of established corporate policy). In this way we are able to differentiate our banks from much larger, "mass market" banking competitors that operate regional or national franchises under a common brand and often around "vertical" product silos. We believe that this approach allows us to attract and retain exceptional management, and that it also results in providing service of the highest quality to our targeted customers. In addition, we believe that over time this strategy generates superior growth in our banking businesses.

Centralize Technology and Operations to Achieve Economies of Scale

We seek to differentiate the Company from smaller banks in two ways. First, we use the combined scale of all of the banking operations to create a broad product offering without the fragmentation of systems and operations that would typically drive up costs. Second, for certain products for which economies of scale are believed to be important, the Company "manufactures" the product centrally or outsources it from a third party. Examples include cash management, credit card administration, mortgage servicing, and deposit operations. In this way the Company seeks to create and maintain efficiencies while generating superior growth.

Centralize and Standardize Policies and Management Controlling Key Risks

We seek to standardize policies and practices related to the management of key risks in order to assure a consistent risk profile in an otherwise decentralized management model. Among these key risks and functions are credit, interest rate, liquidity, and market risks. Although credit decisions are made locally within each affiliate bank, these decisions are made within the framework of a corporate credit policy that is standard among all of our affiliate banks. Each bank may amend the policy in a more conservative direction; however, it may not amend the policy in a more liberal direction. In that case, it must request a specific waiver from the Company's Chief Credit Officer; in practice only a limited number of waivers have been granted. Similarly, the Credit Examination function is a corporate activity, reporting to the Credit Review Committee of the Board of Directors, and administratively reporting to the Director of Enterprise Risk Management, who reports to the Company's CEO. This assures a reasonable consistency of loan quality grading and loan loss reserving practices among all affiliate banks.

Interest rate risk management, liquidity and market risk, and portfolio investments also are managed centrally by a Board-designated Asset Liability Management Committee pursuant to corporate policies regarding interest rate risk, liquidity, investments and derivatives.

Internal Audit also is a centralized, corporate function reporting to the Audit Committee of the Board of Directors, and administratively reporting to the Director of Enterprise Risk Management, who reports to the Company's CEO.

Finally, the Board established an Enterprise Risk Management Committee in late 2005, which is supported by the Director of Enterprise Risk Management. This Committee seeks to monitor and mitigate as appropriate these and other key operating and strategic risks throughout the Company.

While these long-term strategies have not changed, the severe economic recession that unfolded in 2009 following the financial crises of 2007-2008 meant that of necessity much of management's focus in 2009 was on guiding the Company successfully through these severely adverse conditions, as described further below.

MANAGEMENT'S OVERVIEW OF 2009 PERFORMANCE

The financial crisis and economic recession that became severe in the fall of 2008, with the collapse of Lehman Brothers and the de facto government takeovers of Fannie Mae, Freddie Mac, and American International Group, Inc. continued and deepened in 2009. Capital and financing markets for banks were effectively limited in the last third of 2008, and access remained limited through the first quarter of 2009.

As this crisis unfolded and became more severe, the Federal Reserve Board ("FRB") and later the U.S. Treasury took a series of increasingly strong and less conventional actions to try to mitigate the crisis. Starting in mid-2007, the FRB aggressively lowered short term interest rates; after a brief pause in mid-2008, this aggressive reduction resumed and left the target Fed Funds rate at an all-time low of 0-0.25% at year-end 2008 through 2009. In 2008 the FRB introduced a number of programs to directly provide greater liquidity to a financial system under severe stress. In 2009 the FRB added additional programs to stabilize and provide liquidity to financial markets. It was particularly active in directly purchasing over $1 trillion of mortgage-backed securities. At the same time, however, other temporary supports put into place began to be withdrawn in the latter half of 2009. In the first half of 2009, the government required nineteen of the largest financial institutions to undergo a government-directed "stress test" to determine whether they had sufficient capital to withstand severe losses. After this test, several of these institutions repaid the Capital Purchase Program preferred stock investment made in 2008 by the U.S. Treasury, after raising significant amounts of capital. This had the effect of reopening to some extent the capital markets to financial institutions. The Company took advantage of these slowly improving market conditions to raise various forms of capital and term financing at various times throughout the remainder of 2009.

The increased level of FDIC deposit insurance to $250,000, first established in October 2008, remains in effect. In addition, the FDIC's program to provide full deposit insurance coverage for noninterest-bearing transaction deposit accounts was extended through June 30, 2010, unless insured banks elect to opt out of the program. The Company did not opt out of this program.

The crisis and ensuing severe economic recession adversely impacted the Company's performance and management focused a great deal of attention on managing the impact of the crisis. Key impacts included, among other things, restricted access to capital and funding markets, higher cost of capital and funding, investor and regulatory pressure to maintain strong capital levels, deteriorating credit quality which resulted in rising levels of loan losses and provision for loan losses, deteriorating values and other than temporary impairment charges related to the Company's investment securities portfolio, and impairment of goodwill related to the acquisition of Amegy Bank in 2005.

Collectively, these factors had a significant adverse impact on the Company's performance. The Company reported a net loss applicable to common shareholders for 2009 of $1,234.4 million or $9.92 per diluted common share as compared to a net loss of $290.7 million or $2.68 per diluted common share for 2008. This compares with net earnings applicable to common shareholders of $479.4 million or $4.40 per diluted share for 2007. Return on average common equity was (28.35)% and return on average assets was (2.25)% in 2009, compared with (5.69)% and (0.50)% in 2008 and 9.57% and 1.01% in 2007.

The key drivers of the Company's performance during 2009 were as follows:

Schedule 2

KEY DRIVERS OF PERFORMANCE

2009 COMPARED TO 2008

Driver	2009	2008	Change better/(worse)
	(In billions)		
Average net loans and leases	**$ 41.5**	40.8	2%
Average total noninterest-bearing deposits	**11.1**	9.1	22%
Average total deposits	**42.8**	37.6	14%
	(In millions)		
Net interest income	**$ 1,897.5**	1,971.6	(4)%
Provision for loan losses	**(2,016.9)**	(648.3)	(211)%
Net impairment and valuation losses on securities	**(492.6)**	(317.1)	(55)%
Impairment loss on goodwill	**(636.2)**	(353.8)	(80)%
Net interest margin	**3.94%**	4.18%	(24)bp
Ratio of nonperforming assets, excluding FDIC-supported assets, to net loans and leases and other real estate owned	**6.00%**	2.71%	(329)bp
Efficiency ratio	**61.34%**	67.47%	613bp
	(In billions)		
Total Tier 1 regulatory capital raised*	**$ 1.06**	0.29	266%
	(In millions of shares)		
Total net common shares issued	**35.1**	8.2	328%

bp – basis points
** Excludes the impact of TARP preferred stock*

The Company's performance in 2009 compared to 2008 reflected the following:

- Weak internal loan growth in the latter half of 2008 became actual loan portfolio run-off in 2009 as loan demand continued to weaken during the national recession. The Company's growing loan charge-offs were a further drag on net loan balances.
- Strong deposit growth, particularly of noninterest-bearing deposits, which resulted in significant excess reserves kept with the Federal Reserve Bank.
- Strengthening net interest margin during the first half of the year, due to higher spreads on new loans and lower funding costs, followed by a reduced net interest margin in the latter half of the year. This resulted largely from the amortization of the increased debt discounts resulting from the Company's modification of over $1 billion of subordinated debt in June 2009.
- Increased nonperforming loans and other assets, loan losses and provisions for loan losses stemming from continued credit-quality deterioration. While most loan losses occurred in our Southwestern residential land acquisition, development and construction lending portfolios, credit quality weakened more broadly in other loan types and geographic markets as the recession became severe and national in scope.
- Significant net impairment and valuation losses on the Company's investment securities, primarily its portfolio of bank trust preferred CDOs, as the number of failed banks and banks deferring payment on trust preferred securities grew throughout the year.
- Goodwill impairment charges resulting from the Company's determination during the first quarter that approximately 51% of the goodwill at Amegy was impaired. This accounted for over 99% of the total $636 million during the year.

- Significant additions to the Company's capital base and financial liquidity through a number of different actions including nonoperating gains from capital actions and acquisition related gains. While these actions significantly strengthened the Company, they resulted in meaningful dilution of existing shareholder's interests and a drag on future earnings from increased interest expense.

Loan and Deposit Growth

From 2005 through 2008, the Company experienced steady and strong loan growth and moderate deposit growth, augmented in 2005 and 2006 by the Amegy acquisition, in 2007 by the Stockmen's acquisition, and in 2008 by the Silver State acquisition (deposits only). From 2004 through 2006, we consider this performance to be primarily a result of strong economic conditions throughout most of our geographical footprint, and of effectively executing our operating strategies. The continued strong organic loan growth in the latter half of 2007 may also have begun to reflect the increasing lack of nonbank sources of credit as global credit market conditions deteriorated sharply. Chart 4 depicts this growth.

Chart 4. **OUTSTANDING LOANS AND DEPOSITS**

(at December 31)


45
40
35
30
25
20
$ Billions
32.64
29.87
34.98
34.42
38.88
36.92
41.66
41.32
41.84
40.19
2005
2006
2007
2008
2009
Loans
Deposits

After strong growth in the first half of 2008, loan growth slowed sharply in the latter half, and continued to slow throughout 2009. Loan demand weakened throughout 2009 in all geographic markets that the Company serves, and in most core loan types, as a result of sharply curtailed real estate activities and the national recession. The net shrinkage in the commercial construction and land development ($1.96 billion, or 26.1%) and commercial and industrial ($1.53 billion, or 13.3%) loan categories was particularly noteworthy. In addition to weak loan demand, significant loan charge-offs contributed to these declines, particularly in the construction and land development category. The Company experienced significant organic net growth only in the commercial real estate term loan category, which grew by $1.1 billion, or 17.1%. This growth reflected both new originations as well as the completion of credit-worthy construction projects that "rolled" into term loans. The Company also acquired loans in three transactions with the FDIC related to failed banks (Alliance and Vineyard banks in California and Great Basin Bank in Nevada); these loans totaled $1.4 billion at year-end 2009, compared to zero at the end of 2008. However, these sources of growth were not sufficient to offset declines in other categories, and the Company's loan portfolio shrank $1.5 billion, or 3.5%; excluding FDIC-supported loans, the shrinkage was $2.9 billion, or 7.0% for the full year 2009.

While total deposits were relatively unchanged, core deposit growth in 2009 was strong, which enabled the Company to pay down more expensive sources of funding, including wholesale borrowings from Federal Home Loan Banks and time deposits, and to reduce interest expense significantly. Growth was particularly strong in noninterest-bearing transaction accounts ($2.64 billion, or 27.3%) and savings and NOW accounts ($1.39 billion or 31.2%). The Company believes that both the unlimited deposit insurance coverage of noninterest-bearing transaction accounts and the very low short-term interest rate levels resulting from Federal Reserve policy, as well as the Company's own sales efforts contributed to this growth. The FDIC-assisted acquisitions discussed above contributed relatively less to deposit growth than to loan totals, as a large portion of their total funding was from high-cost certificates of deposits, brokered deposits, and other expensive deposits; a large portion of these deposits left the Company, by design, when rates on such accounts were reset to lower levels.

Credit Quality

The ratio of nonperforming lending-related assets, excluding FDIC-supported assets, to net loans and other real estate owned ("OREO") increased to 6.00% at year-end, compared to 2.71% at the end of 2008. See Chart 5. Net loan charge-offs for 2009 were $1,172.6 million, or 2.90% of average loans, excluding FDIC-supported loans, compared to $393.7 million or 0.96% of average loans for 2008. Chart 7 highlights net charge-offs by loan category. The provision for loan losses increased significantly during 2009 to $2,016.9 million compared to $648.3 million for 2008. While the Company's ratio of net charge-offs to average loans and leases, excluding FDIC-supported loans, is now higher than the peer median (see Chart 6), its ratio of nonperforming assets to net loans and OREO, excluding FDIC-supported assets, is now below the peer median (see Chart 5).

These trends reflect the impact of varying degrees of deteriorating credit quality in most of the Company's loan types and geographic regions as a result of the national recession. The rate of deterioration was most severe in the first half of the year, and showed signs of stabilization in the fourth quarter of 2009. Net charge-offs came predominantly from the commercial real estate portfolio (see Chart 7), mainly construction and land development. As a result of the economic recession's continued adverse impact on credit quality, the Company continued to strengthen its allowance for credit losses, which stood at 4.25% at year-end 2009 (see Chart 8).

Chart 5. **NONPERFORMING LENDING RELATED ASSETS AS A PERCENTAGE OF NET LOANS AND OTHER REAL ESTATE OWNED***

(at December 31)


8.00%
6.00%
4.00%
2.00%
6.44%
6.00%
2.71%
2.59%
1.16%
0.70%
0.45%
0.60%
0.29%
0.24%
2005
2006
2007
2008
2009
Zions
Peer Median

Note: Peer group is defined as bank holding companies with assets > $10 billion excluding banks providing primarily trust services.
Peer data source: SNL Financial Database
** Excluding FDIC-supported assets*

Chart 6. **RATIO OF NET CHARGE-OFFS TO AVERAGE LOANS AND LEASES***


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
2.90%
2.69%
1.36%
0.96%
0.42%
0.17%
0.27%
0.23%
0.10%
0.14%
2005
2006
2007
2008
2009
Zions
Peer Median

Note: Peer group is defined as bank holding companies with assets > $10 billion excluding banks providing primarily trust services.
Peer data source: SNL Financial Database
** Excluding FDIC-supported loans*

Chart 7. **DISTRIBUTION OF NET CHARGE-OFFS BY MAJOR LOAN CATEGORY FOR 2009**


Commercial real estate 59%
Commercial lending 27%
Consumer 14%

Chart 8. **RATIO OF ALLOWANCE FOR CREDIT LOSSES TO NET LOANS AND LEASES OUTSTANDING***

(at December 31)


5%
4%
3%
2%
1%
1.32%
1.24%
1.45%
2.01%
4.25%
3.70%
1.19%
1.12%
1.24%
1.77%
2005
2006
2007
2008
2009
Zions
Peer Median

Note: Peer group is defined as bank holding companies with assets > $10 billion excluding banks providing primarily trust services.
Peer data source: SNL Financial Database
** Excluding FDIC-supported loans*

Interest Rate Risk

Our focus in managing interest rate risk traditionally has been to not take positions based upon management's forecasts of interest rates, but rather to maintain a position of slight "asset-sensitivity." However, in 2009, in response to short term interest rates that were at or near zero, and term interest rates at historic lows, the Company has positioned its balance sheet to be more asset sensitive than its historical position. It has chosen not to take certain actions commonly used in the industry to increase duration and reduce asset sensitivity, such as using excess liquidity to buy longer term securities. This means that our assets (primarily loans) tend to reprice slightly more quickly than our liabilities (primarily deposits). The Company historically has made extensive use of interest rate swaps to hedge interest rate risk in order to seek to achieve this desired position. This practice has enabled us to achieve a relatively stable net interest margin during periods of volatile interest rates, which is depicted in Chart 9.

Market levels of interest rates remained at historically low and relatively unchanged levels throughout 2009. Therefore, changes in loan and deposit pricing and in the composition of earning assets and funding were more significant drivers of the net interest income and margin than the Company's hedging strategies. The Company pushed spreads over cost of funds on newly originated loans higher throughout most of the year. In part this was accomplished through the use of pricing floors on a significant amount of newly originated or renewed variable rate loans. At year-end 2009, $10.6 billion (26.3% of total loans) had floors or other pricing characteristics that were "in the money" relative to their underlying pricing index plus spread. Offsetting this was the loss of interest income from nonperforming lending related assets, which totaled $2.8 billion at year-end 2009, compared to $1.1 billion at year-end 2008. The cost of funding was favorably impacted by the significant increase in noninterest-bearing deposits discussed above, as well as both rate declines in all interest-bearing deposit categories and a shift toward a lower cost mix of such deposits.

Due to changes in newly originated and renewed loan spreads, changes in the relationship between the prime rate and London Inter-Bank Offer Rate ("LIBOR"), changes in the pattern of prime rate behavior in several of our banks, and other factors, our hedging strategy continued to be more difficult to conduct in 2009. In particular, a number of our interest rate swaps were terminated that had ineffectiveness under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 815, *Derivatives and Hedging*, and the Company elected not to replace them at historically low interest rates. Instead, the Company relied more on obtaining interest rate floors on new and renewed loans, as discussed previously. On the whole, Company management believes its actions continued to result in one of the highest and most stable net interest margins in the industry. We believe that our risk position at December 31, 2009 was more "asset sensitive" than has typically been the case.

As noted previously (see "Loan and Deposit Growth"), the lower-cost core deposit categories grew significantly during 2009, while reliance on higher-cost sources of funding was reduced. In addition, rates paid on most interest-bearing funding sources declined significantly in 2009 compared to 2008 due to weak economic conditions and the Federal Reserve's policy of maintaining low short term interest rates and injecting liquidity into the banking system. These factors contributed significantly to an overall lower cost of funding in 2009 compared to 2008, and therefore to the maintenance of a relatively high net interest margin.

Taxable-equivalent net interest income in 2009 decreased 3.7% from 2008. The net interest margin declined to 3.94% for 2009, down from 4.18% for 2008. The Company was able to achieve this performance despite rising levels of nonaccrual loans and other nonperforming assets and the impact of debt modification discount amortization. These factors resulted in a fairly steady compression, until the fourth quarter, of the net interest margin.

Chart 9. **NET INTEREST MARGIN**


6%
5%
4%
3%
2%
1%
4.58%
4.97%
4.95%
4.18%
3.94%
3.65%
4.63%
4.43%
3.65%
3.47%
3.38%
3.12%
3.19%
1.75%
0.16%
2005
2006
2007
2008
2009
Net Interest Margin
Average Federal Funds Rate
Peer Median

Note: Peer group is defined as bank holding companies with assets > $10 billion excluding banks providing primarily trust services.
Peer data source: SNL Financial Database

See "Interest Rate Risk" on page 117 for more information regarding the Company's asset-liability management ("ALM") philosophy and practice and interest rate risk management.

Controlling Expenses

During 2009, the Company's efficiency (expense-to-revenue) ratio improved to 61.3% from 67.5% for 2008. The efficiency ratio is the relationship between noninterest expense and total taxable-equivalent revenue. Despite this improvement, the efficiency ratio continued to be adversely impacted by the effect on revenue of the net impairment and valuation losses on securities as previously discussed. Because of the significant securities impairment and valuation losses, the Company believes that its efficiency ratio is not a particularly useful measure of how well operating expenses were contained in 2008 and 2009; nor does it believe that this measure is particularly useful for its peers, many of which also experienced large losses and impairment charges as a result of market turmoil and deteriorating credit conditions. Noninterest expense increased 13.3% in 2009 compared to 2008. This increase resulted mainly from the increased provision for unfunded lending commitments, OREO and credit-related expenses, and FDIC premiums; excluding the effects of these items, noninterest expense decreased 2.1% in 2009 compared to 2008.

Chart 10. **EFFICIENCY RATIOS**


75%
65%
55%
45%
57.4%
55.7%
56.9%
54.5%
60.5%
55.9%
67.5%
58.2%
61.5%
61.3%
2005
2006
2007
2008
2009
Zions
Peer Median

Note: Peer group is defined as bank holding companies with assets > $10 billion excluding banks providing primarily trust services.
Peer data source: SNL Financial Database

Capital

As regulated financial institutions, the Parent and its subsidiary banks are required to maintain adequate levels of capital as measured by several regulatory capital ratios. One of our goals is to maintain capital levels that are at least "well capitalized" under regulatory standards. The Company and each of its banking subsidiaries exceeded the "well capitalized" guidelines at December 31, 2009. In addition, the Parent and certain of its banking subsidiaries have issued various debt securities that have been rated by the principal rating agencies. As a result, another goal is to maintain capital at levels consistent with an "investment grade" rating for these debt securities. The Company has maintained its "investment grade" debt ratings from Standard & Poors, Fitch and Dominion Bond Rating Service, but has a rating that is significantly below investment grade from Moody's.

During 2009 the Company took a variety of actions that had the effect of augmenting its capital in the face of continuing operating losses and stress in its loan and securities portfolios. Collectively these actions totaled $1.06 billion and included:

- Issuance of $464.1 million of common equity under two common equity distribution programs;
- Common equity increased $124.9 million from preferred stock redemptions and conversions into common equity;

- Preferred equity decreased $108.6 million due to the impact of the preferred stock redemptions, conversions into common stock, and subordinated debt conversions into preferred stock;
- Modification of $1.2 billion of subordinated debt to add options allowing the holder to convert debt into either of two outstanding issues of preferred stock which resulted in a $478.5 million increase in common equity net of increased debt discount amortization expense;
- Acquisitions of three failed banks with FDIC assistance at "bargain purchase" prices, which added $99.2 million to common equity; and
- In July 2009, the Company reduced the dividend on its common stock to $0.01 per share per quarter in order to preserve capital.

These actions are summarized in Schedule 3. In deciding what capital actions to take, Company management has attempted to raise amounts prudently needed while causing as little dilution as possible to the ownership interests of existing shareholders, under very difficult market conditions. The results of this approach are shown in Chart 11, and indicate that during 2009 the Company added 36.8% to its core capital base while adding only 30.0% to common shares outstanding.

Schedule 3

TIER 1 REGULATORY CAPITAL ACTIONS

	Increase to		
	Statement of income		Tier 1 equity
(In millions)	Pretax	After-tax	
Common equity issuances	$		464.1
Common equity from preferred stock conversions and redemptions	84.6	84.6	124.9
Preferred equity reduction from conversions and redemptions			(108.6)
Gain on subordinated debt modification, net of increased discount amortization of $62.4 million	446.5	275.7	275.7
Beneficial conversion feature recorded in common stock			202.8
Acquisition related gains	169.2	99.2	99.2
	$	459.5	1,058.1

Chart 11. **2009 DILUTION FROM CAPITAL ACTIONS AS A PERCENTAGE OF 2008 TANGIBLE COMMON EQUITY ("TCE") AND SHARES OUTSTANDING**



40%
30%
20%
10%
36.8
30.0
Common equity raised as a percentage of TCE
Common shares issued as a percentage of outstanding

Chart 12. **CAPITAL RATIOS**



15%
12%
9%
6%
3%
5.70%
5.89%
6.12%
6.12%
6.28%
6.73%
7.37%
9.99%
10.38%
7.57%
10.22%
10.53%
11.68%
14.32%
13.28%
Tangible common equity
Tier 1 common equity
Tier 1 leverage
Tier 1 risk-based
Total risk-based
2007
2008
2009

The Company expects that it (and the banking industry as a whole) may be required by market forces and/or regulation to operate with higher capital ratios than in the recent past. In addition, the CPP capital preferred dividend is scheduled to increase from 5% to 9% in 2013, making it more expensive as a source of capital if not redeemed at or prior to that time. Thus, in addition to maintaining higher levels of capital, the Company's capital structure may continue to be subject to greater variation over the next few years than has been true historically, due to the still highly uncertain economic and regulatory environments. Therefore, in 2010, continuing to preserve and augment capital in response to these uncertainties and in preparation for the eventual repayment of TARP CPP preferred stock are likely to take precedence over making capital investments to expand the business, or returning capital to shareholders in the form of higher dividends or share repurchases.

Challenges to Operations

As we enter 2010, we see a number of significant challenges confronting the industry and our Company.

Global capital and funding markets remain under stress; however, domestic credit spreads from the related financing have narrowed significantly since the height of the downturn, providing an improved operating environment for financial services companies. Nevertheless, continued economic conditions may lead to:

- Continued elevated levels of substandard loans, with the possibility of further material deterioration if the macroeconomic recovery reverses course.
- Further declines in value and potential other than temporary impairment ("OTTI") charges on CDO securities we own that are largely collateralized by junior debt and trust preferred debt issued by banks and insurance companies.

Regulatory policy and actions have become increasingly subject to change and difficult to predict, both in general and as they may be applied specifically to the Company. A number of proposals have been offered by the President, the Federal Reserve, members of Congress, and in international regulatory forums. Many of these proposals, if enacted, may have significant and adverse impacts on the Company, the ultimate effects of which are currently difficult to predict.

Capital and funding markets have improved significantly during the latter half of 2009, but still remain somewhat stressed as we enter 2010. The degree to which this improvement is still dependent upon unprecedented actions by the Federal Reserve System to provide direct support to various markets is difficult to quantify; therefore, the potential for additional disruption may exist in the future if and when that support is withdrawn. While the Company by many measures has higher levels of capital and funding than it has had in a very long time, the Company, like most financial institutions, at some point may need to access capital and funding markets to support its operations. The conditions under which the Company can access those markets may remain highly uncertain in 2010. Further, as discussed previously, the Company may be required to repay the preferred stock issued under TARP at a time or in amounts that may be unfavorable.

These challenges and others are more fully discussed under "Risk Factors" on page 12.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The Notes to Consolidated Financial Statements contain a summary of the Company's significant accounting policies. We believe that an understanding of certain of these policies, along with the related estimates that we are required to make in recording the financial transactions of the Company, is important in order to have a complete picture of the Company's financial condition. In addition, in arriving at these estimates, we are required to make complex and subjective judgments, many of which include a high degree of uncertainty. The following is a discussion of these critical accounting policies and significant estimates related to these policies. We have discussed each of these accounting policies and the related estimates with the Audit Committee of the Board of Directors.

We have included sensitivity schedules and other examples to demonstrate the impact of the changes in estimates made for various financial transactions. The sensitivities in these schedules and examples are hypothetical and should be viewed with caution. Changes in estimates are based on variations in assumptions and are not subject to simple extrapolation, as the relationship of the change in the assumption to the change in the amount of the estimate may not be linear. In addition, the effect of a variation in one assumption is in reality likely to cause changes in other assumptions, which could potentially magnify or counteract the sensitivities.

Fair Value Accounting

Effective January 1, 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Adoption of ASC 820 for the measurement of all nonfinancial assets and nonfinancial liabilities was delayed one year until January 1, 2009. The adoption of ASC 820 did not have a material effect on the Company's consolidated financial statements, but significantly expanded the disclosure requirements for fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, ASC 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities; includes certain U.S. Treasury and other U.S. Government and agency securities actively traded in over-the-counter markets; certain securities sold, not yet purchased; and certain derivatives.

Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data; also includes derivative contracts whose value is determined using a pricing model with observable market inputs or that can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency securities; certain CDO securities; corporate debt securities; certain private equity investments; certain securities sold, not yet purchased; and certain derivatives. See "Accounting for Derivatives" on page 47 for further details on fair value accounting for derivatives.

Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Additionally, observable inputs such as nonbinding single dealer quotes that are not corroborated by observable market data are included in this category. This category generally includes certain private equity investments and most CDO securities.

The Company uses models when quotations are not available for certain securities or in markets where trading activity has slowed or ceased. When quotations are not available, and are not provided by third party pricing services, management judgment is necessary to determine fair value. In situations involving management judgment, fair value is determined using discounted cash flow analysis or other valuation models, which incorporate available market information, including appropriate benchmarking to similar instruments, analysis of default and recovery rates, estimation of prepayment characteristics and implied volatilities. Even when management exercises significant judgment in determining fair value, the objective is the same: to estimate the exit price of the asset or liability.

At December 31, 2009, approximately 7.8% of total assets, or $4.0 billion, consisted of financial instruments recorded at fair value on a recurring basis. Of this amount, $2.2 billion of these financial instruments used valuation methodologies involving market-based or market-derived information, collectively Level 1 and 2 measurements, to measure fair value. Approximately $1.8 billion of these financial assets are measured using model-based techniques or nonbinding single dealer quotes, both of which constitute Level 3 measurements. At December 31, 2009, approximately 0.3% of total liabilities, or $119 million, consisted of financial instruments recorded at fair value on a recurring basis. At December 31, 2009, approximately 0.8% of total assets, or $412 million of financial assets were valued on a nonrecurring basis.

Estimates of Fair Value

The Company measures or monitors many of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Examples of these include derivative instruments, available-for-sale and trading securities, and private equity investments. Additionally, fair value is used on a nonrecurring basis to evaluate assets or liabilities for impairment or for disclosure purposes in accordance with ASC 825. Examples of these nonrecurring uses of fair value include loans held for sale accounted for at the lower of cost or fair value, impaired loans, long-lived assets, goodwill, and core deposit and other intangible assets. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value. These valuation techniques and assumptions are in accordance with ASC 820.

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. If observable market prices are not available, then fair value is estimated using modeling techniques such as discounted cash flow analyses. These modeling techniques utilize assumptions that market participants would use in pricing the asset or the liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. To increase consistency and comparability in fair value measures, ASC 820 established a three-level hierarchy to prioritize the inputs used in valuation techniques between observable inputs that reflect quoted prices in active markets, inputs other than quoted prices with observable market data, and unobservable data such as the Company's own data or single dealer nonbinding pricing quotes.

Fair values for some investment securities, trading assets, and most derivative financial instruments are based on independent, third party market prices, or if identical market prices are not available they are based on the market prices of similar instruments if available. If market prices of similar instruments are not available, instruments are valued based on the best available data, some of which may not be readily observable in the market. The fair values of loans held for sale are typically based on quotes from market participants. The fair values of OREO and other repossessed assets are typically determined based on appraisals by third parties, less estimated selling costs.

Estimates of fair value are also required when performing an impairment analysis of long-lived assets, goodwill, and core deposit and other intangible assets. The Company reviews goodwill for impairment at the reporting unit level on an annual basis, or more often if events or circumstances indicate the carrying value may not be recoverable. The goodwill impairment test compares the fair value of the reporting unit with its carrying value. If the carrying amount of the Company's investment in the reporting unit exceeds its fair value, an additional analysis must be performed to determine the amount, if any, by which goodwill is impaired. In determining the fair value of the Company's reporting units, management uses discounted cash flow models which require assumptions about growth rates of the reporting units and the cost of equity. To the extent that adequate data is available, other valuation techniques relying on market data may be incorporated into the estimate of a reporting unit's fair value. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the amount that is most representative of fair value. For long-lived assets and intangible assets subject to amortization, an impairment loss is recognized if the carrying amount of the asset is not likely to be recoverable and exceeds its fair value. In determining the fair value, management uses models which require assumptions about growth rates, the life of the asset, and/or the fair value of the assets. The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Valuation of Asset-Backed Securities ("ABS")

The Company values available-for-sale and held-to-maturity ABS using several methodologies based on the appropriate fair value hierarchy consistent with currently available market information. At December 31, 2009, the Company valued substantially all of the ABS portfolio using Level 3 pricing methods as follows:

Schedule 4

ABS FAIR VALUES

	Held-to-maturity			Available-for-sale		
(In millions)	Par	Amortized cost	Estimated fair value	Par	Amortized cost	Estimated fair value
Trust preferred securities – bank and insurance:						
Internal model	$265	265	208	2,369	1,985	1,340
Third party models	–	–	–	31	21	7
Dealer quotes	–	–	–	15	15	13
Other – Level 2	–	–	–	3	2	1
	265	265	208	2,418	2,023	1,361
Trust preferred securities – real estate investment trusts:						
Third party models	–	–	–	95	56	24
	–	–	–	95	56	24
Other:						
Internal model	–	–	–	2	–	–
Third party models	37	30	16	101	44	22
Dealer quotes	–	–	–	16	16	13
CDS spreads	–	–	–	54	53	27
Other – Level 2	–	–	–	16	14	15
	37	30	16	189	127	77
Municipal Securities:						
Third party models	–	–	–	54	48	48
CDS spreads	–	–	–	16	15	16
	–	–	–	70	63	64
Auction Rate Securities:						
Third party models	–	–	–	173	160	160
	–	–	–	173	160	160
Total	$302	295	224	2,945	2,429	1,686

Internal Model

In the third quarter of 2009, the Company changed the way it forecasts the default assumption for private banks and nonperforming public banks within its collateralized debt obligation ("CDO") pools. Beginning in the third quarter of 2008, the Company used a combination of a licensed third party model for public companies in conjunction with third party ratings for private companies to forecast defaults of bank and insurance collateral. The third party model estimated probabilities of default ("PDs") using a proprietary reduced form model derived using logistic regression on a historical default database. Because the licensed third party model required equity valuation related inputs (along with other macro and issuer specific inputs) to produce default probabilities, the model did not produce results for private firms and some very small public firms without readily available market data. The Company utilized the third party model to calculate the average of the default probabilities by rating level of the public collateral, and this rating level default probability was applied to each private issuer within the CDO pools. When combined with pool specific collateral lists these PDs created estimates of pool-level expected loss rates for each CDO.

This ratings bucketing approach for private issuers was replaced in the quarter ending September 30, 2009 by a statistical regression using financial ratios which the Company has identified as predictive of future bank failures for the private banks in the CDO pools. As this credit cycle has progressed, the Company has an increasingly significant data set of failed banks. The regression draws upon the quarterly Call Report ratios of failed banks for the four quarters prior to failure to determine one year default probabilities. A five year default probability is calculated by assigning a mathematical relationship to the one year and five year default probabilities from the licensed third party model. The updated model has a significantly stronger correlation with actual bank failures than in the prior method. The Company found this ratio-based approach produced higher default probabilities than the previous approach for private banks that subsequently failed during the third and fourth quarters of 2009. Although both methods produced a comparable expected number of failures, the ratio based approach exhibited better specificity in regard to predicting which banks would fail.

The inputs and regression formula were updated in the quarter ending December 31, 2009 and will be updated quarterly to include the most recent available financial ratios and to utilize those financial ratios which have best predicted bank failures during this credit cycle.

The Company has seen nearly all of the failures within its predominantly bank CDO pools come from those banks that have previously deferred the payment of interest on their trust preferred securities. The terms of the securities within the CDO pools generally allow for deferral of current interest for five years without causing default. The Company found that for the public deferring banks, the ratio-based approach generally resulted in higher PDs than did the licensed third party model for banks that subsequently failed. In the interest of better projecting public bank failures, the Company utilized the higher of PDs from its ratio-based approach and those from the licensed third party model for public deferring banks effective for the quarters ending September 30, 2009 and December 31, 2009.

In the fourth quarter, the Company increased the ratio-based PDs by a calibration adjustment of 7.8%. The calibration adjustment was calculated as the average difference between the actual 100% default probability for all banks failing in the third or fourth quarter of 2009 (both CDO and non-CDO banks) and the PD generated for each deferring bank using the ratio based approach. Ratio based PDs for deferring banks were adjusted upward by the 7.8% from the level produced by the fourth quarter regression model. The resulting effective PDs ranged from 100% for the "worst" deferring banks to 8.2% for the "best" deferring bank. The weighted average assumed loss rate on deferring collateral was 44%. The change from the 35% assumed minimum loss rate used in the third quarter of 2009 was supported by the preponderance of all failures coming from higher default probability banks and the addition, in the fourth quarter of 2009, of the calibration adjustment. These assumption changes were not material with respect to their effect on either OTTI credit loss or fair value.

The Company's experience with deferring collateral was that 47% of the CDO collateral that elected to defer at or after January 2007 had subsequently defaulted by December 31, 2009, and 53% remained within the allowable deferrable period as of that date.

The model for projecting expected cash flows for CDO tranches after identifying collateral level probabilities of default remains the same as disclosed in previous filings. Estimates of expected loss for the individual pieces of underlying collateral are aggregated to arrive at a pool-level expected loss rate for each CDO. These loss assumptions are applied to the CDO's structure to generate cash flow projections for each tranche of the CDO. The presence OTTI is identified and the amount of the credit component of OTTI is calculated by discounting the resulting loss-adjusted cash flows at each tranche's coupon rate and comparing that value to the Company's amortized cost of the tranche. The fair value of each tranche is determined by discounting its resultant loss-adjusted cash flows with appropriate market-based discount rates.

Beginning in the quarter ending March 31, 2009, the Company began utilizing a more granular approach to reflect the specific risks embedded in every deal and to reference trading levels of publicly traded single-issuer trust preferred securities as a data point. This change in inputs/assumptions was driven by market developments and was not due to a change in accounting rules during the first quarter of 2009.

The discount rate assumption used for valuation purposes for each CDO tranche was derived from trading yields on publicly traded trust preferred securities and projected probabilities of default on the underlying issuers. Beginning in the quarter ending September 30, 2009, the data set included a publicly traded trust preferred security which was in deferral with regard to the payment of current interest. The discount margins on the traded securities, including the deferring security, were regressed to those of the CDOs by comparing expected levels of cash flow impairments between the CDOs and the publicly traded trust preferred securities.

For the quarter ending September 30, 2009, the Company increased the discount rate range to LIBOR +3.75% for the highest quality/most over-collateralized tranches and LIBOR +17.35% for the lowest credit quality tranche in order to reflect market level assumptions for structured finance securities. In addition, in order to acknowledge the greater uncertainty in the cash flows of those junior trust preferred CDO tranches which are "PIKing" (capitalizing interest), the Company utilized a discount rate of at least LIBOR + 13% using the forward LIBOR curve.

At December 31, 2009, the Company further increased the discount rate range to LIBOR +3.75% for the highest quality/most over collateralized tranches and LIBOR + 24.65% for the lowest credit quality tranche in order to reflect market level assumptions for structured finance securities. In addition, in order to acknowledge the greater uncertainty in the cash flows of those junior trust preferred CDO tranches which are PIKing (capitalizing interest), the Company utilized a discount rate of at least LIBOR + 13% using the forward LIBOR curve. These discount rates are in addition to the credit related discounts applied to the cash flows for each tranche. The range of the projected cumulative credit loss of the CDO pools varies extensively across pools and ranges between 8.6% and 87.8%.

CDO tranches with greater uncertainty in their cash flows should be discounted at higher rates than those that market participants would use for tranches with more stable expected cash flows (e.g., as a result of more subordination and/or better credit quality in the underlying collateral). The high end of the discount margin spectrum was applied to tranches in which minor changes in future default assumptions produced substantial deterioration in tranche cash flows. These discount rates are applied to credit-stressed cash flows, which constitute each tranche's expected cash flows; discount rates are not applied to a hypothetical contractual cash flow.

As shown in Schedule 5, the fair value of bank and insurance CDOs (determined using an internal model) declined $128 million from $1,289 million at December 31, 2008 to $1,161 million at December 31, 2009. In 2009, the Company recorded net credit impairment of $163 million related to these CDO securities that were held in the portfolio at December 31, 2009. The decline in fair value is due primarily to the use of generally higher discount rate assumptions at year-end 2009 versus 2008, and to deterioration of projected cash flows for particular securities during the year. Schedule 5 sets forth the fair values of securities held at December 31, 2009 compared to their fair values at December 31, 2008 by original ratings level. The 2008 portion of the schedule presents securities in their 2009 ratings categories in order to isolate the 2009 changes to this securities portfolio.

The line titled "Other" in the schedule includes additions to the portfolio in 2009 from the Company purchasing securities from Lockhart Funding LLC ("Lockhart"), subtractions from the portfolio in 2009 due to securities sales and principal pay downs and transfers of securities from HTM to AFS during 2009.

Schedule 5

EFFECT OF BANK AND INSURANCE CDO ASSUMPTION CHANGES AND COLLATERAL CHANGES ON FAIR VALUES

	Estimated fair value of Level 3 bank and insurance CDOs, internal model					
	December 31, 2009			December 31, 2008		
(In millions)	Held-to-maturity	Available-for-sale	Total	Held-to-maturity	Available-for-sale	Total
Securities presented using 2009 categories:						
AAA – original rating	**$ –**	**539**	**539**	–	588	588
A – original rating	**208**	**361**	**569**	141	490	631
BBB – original rating	**–**	**43**	**43**	–	60	60
NR – original rating	**–**	**10**	**10**	–	10	10
Total securities using 2009 categories	**208**	**953**	**1,161**	141	1,148	1,289
Other	**–**	**387**	**387**	530	(510)	20
Total	**$208**	**1,340**	**1,548**	671	638	1,309

2008 credit assumptions: 0% recovery on deferrals and defaulted collateral. Performing collateral from TARP banks assumed to have a 40% recovery upon default and non-TARP banks assumed to have a 10% recovery upon default.

2008 discount rate assumptions: LIBOR +6.0% weighted average discount margin, with L+2.2% minimum and L+11.6% maximum.

2009 credit assumptions: 0% recovery on defaults. Probability of default on deferrals calculated by the ratio-based probability of default plus a 7.8% calibration adjustment.

2009 discount rate assumptions: LIBOR +6.97% weighted average discount margin, with L+3.75% minimum, PIKing tranches at a minimum of L+13%, and L+24.65% maximum.

The original A-rated securities in the HTM portfolio are primarily from insurance only CDOs which had lower discount rate assumptions at year end 2009 compared to year end 2008.

The following schedule sets forth the sensitivity of the current CDO fair values, using an internal model, to changes in the most significant assumptions utilized in the model:

Schedule 6

SENSITIVITY OF BANK AND INSURANCE CDO VALUATIONS TO ADVERSE CHANGES IN CURRENT MODEL KEY VALUATION ASSUMPTIONS

		Bank and insurance CDOs at Level 3			
(Amounts in millions)		**Held-to-maturity**		**Available-for-sale**	
Fair value balance at December 31, 2009		$208		$1,340	
Expected collateral credit losses[1]					
		Incremental	**Cumulative**	**Incremental**	**Cumulative**
Weighted average:					
Loss percentage from currently defaulted or deferring collateral[2]			3.5%		18.3%
Projected loss percentage from currently performing collateral:					
1 year		1.5%	5.0%	1.5%	19.8%
Years 2-5		2.8%	7.8%	2.7%	22.5%
Years 6-30		3.9%	11.7%	3.7%	26.2%
Decrease in fair value due to increase in projected loss percentage from currently performing collateral[3]	25%	$ (0.3)		$ (13.7)	
	50%	(0.7)		(28.4)	
	100%	(3.4)		(64.2)	
Discount rate[4]					
Weighted average spread over LIBOR		448bp		725bp	
Decrease in fair value due to increase in discount rate	+ 100bp	$(18.0)		$(110.3)	
	+ 200bp	(33.8)		(207.3)	

[1] *The Company uses an expected credit loss model which specifies cumulative losses at the 1-year, 5-year, and 30-year points from the date of valuation.*

[2] *Weighted average percentage of collateral that is defaulted due to bank failures or deferring payment as allowed under the terms of the security, including a 0% recovery rate on defaulted collateral and a credit specific probability of default on deferring collateral which ranges from 8.2% to 100%.*

[3] *Percentage increase is applied to incremental projected loss percentages from currently performing collateral. For example, the 50% and 100% stress scenarios for AFS securities would result in cumulative 30 year losses of 30.2% =26.2% + 50% (1.5%+2.7%+3.7%) and 34.1%= 26.2% + 100% (1.5%+2.7%+3.7%) respectively.*

[4] *The discount rate is a spread over the LIBOR swap yield curve at the date of valuation.*

During the fourth quarter the Company experienced adverse changes in the loss percentage from currently defaulted or deferring collateral and adverse changes in future cumulative projected credit losses. The changes were driven by loss experience due to default in excess of projections, future loss projections from previously performing institutions electing to defer current interest payments and the deterioration of ratios of certain institutions. Given the transfers of securities from held-to-maturity ("HTM") to available-for-sale ("AFS") during the second quarter of 2009, the remaining HTM portfolio is generally of better credit quality than the portion held in the AFS portfolio. See "Investment Securities Portfolio" on page 91 for further information regarding the transfers of securities.

Third Party Models

At December 31, 2009, the Company utilized third party valuation services for fifteen securities with an aggregate amortized cost of $152 million in the ABS CDO and trust preferred asset classes. These securities continued to have insufficient observable market data available to directly determine prices. The Company reviewed all relevant data inputs and the appropriateness of key model methodologies and assumptions employed by third party models. These assumptions included, but were not limited to, probability of default, collateral recovery rates, discount rates, over-collateralization levels, and rating transition probability matrices from rating agencies. The model valuations obtained from third party services were evaluated for reasonableness including quarter to quarter changes in assumptions and comparison to other available data which included third party and internal model results and valuations. A range of value estimates is not provided because third party vendors utilized point estimates.

Auction rate and municipal securities with an amortized cost of $208 million were valued using third party matrix referencing ratings as the key variable with regards to valuation.

Dealer Quotes

The $31 million of asset-backed securities at amortized cost are valued using nonbinding and unadjusted dealer quotes. Multiple quotes are not available and the values provided are based on a combination of proprietary dealer quotes. Broker disclosure levels vary and the Company seeks to minimize dependence on this Level 3 source.

CDS Spreads

A total of $53 million at amortized cost of insured securities were valued using the relevant monoline insurers' credit derivative levels.

In addition, a total of $15 million of municipal securities with puts back to the underwriter in 2010 were valued using the CDS Spread of the underwriter.

See Note 4 of the Notes to Consolidated Financial Statements and "Investment Securities Portfolio" on page 91 for further information.

Other-than-Temporary Impairment ("OTTI") – Debt Investment Securities

We review investment debt securities on an ongoing basis with formal reviews for the presence of OTTI performed quarterly. Net OTTI losses on individual investment securities are recognized as a realized loss through earnings when it is more likely than not that the Company will not collect sufficient contractual cash flows as compared to its amortized cost or the Company is unable to hold the securities to recovery.

The Company's OTTI evaluation process conforms to the rules as required by the debt securities subsequent measurement topic in ASC 320. These rules require the Company to take into consideration current market conditions, fair value in relationship to cost, extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, all available information relevant to the collectability of debt securities, our ability and intent to hold investments until a recovery of amortized cost (which may be maturity), and other factors when evaluating for the existence of OTTI in our securities portfolio.

On January 12, 2009, the FASB amended the debt securities subsequent measurement topic in ASC 320. This amendment is effective for interim and annual reporting periods ending after December 15, 2008, applied prospectively. The amendment eliminated the requirement that a holder's best estimate of cash flows be based upon those that "a market participant" would use. Instead, the amendment requires that OTTI be recognized as a realized loss through earnings when it is "probable" there has been an adverse change in the holder's estimated cash flows from the cash flows previously projected to determine amortized cost.

On April 9, 2009, the FASB amended the debt securities subsequent measurement topic in ASC 320. This amendment was effective for interim and annual reporting periods ending after June 15, 2009, applied prospectively with a cumulative effect adjustment for prior OTTI illiquidity losses, with the option to early adopt for the first quarter of 2009. The Company elected to early adopt this amendment during the first quarter of 2009. The Company recorded a $137.5 million after tax cumulative effect adjustment upon adoption of the amendment. Retained earnings were increased and accumulated other comprehensive income decreased. The amendment significantly changes how an entity evaluates whether impairment is other than temporary and how to recognize OTTI for debt securities classified as available-for-sale or held-to-maturity.

The three most significant changes that impacted the determination and calculation of OTTI are first, a requirement that an entity conclude it does not intend to sell an impaired security and it is not "more likely than not" that it will be required to sell the security before the recovery of its amortized cost basis. Second, a requirement to assess the collectability of cash flows based on "a more likely than not" basis, as compared to the "probable" basis under the prior accounting rule. Finally, a requirement to recognize the total OTTI charge for debt securities in separate amounts – one amount representing the decrease in cash flows expected to be collected ("credit loss"), which is recognized in earnings, and the second amount representing the amount related to all other factors ("illiquidity loss"), which is recognized in OCI. Also, for securities classified as held-to-maturity, the amendment requires that the amount of OTTI recognized in OCI be accreted (through OCI) over the remaining life of the security.

The Company recognized pretax OTTI losses of $569.9 million during 2009 and $304.0 million during 2008 on investment debt securities. All of the impairment for 2009 related to securities valued using Level 3 inputs. Management determined that $289.4 million of the impairment in 2009 was due to noncredit-related losses on securities not expected to be sold, resulting in a net impairment of $280.5 million. The significant inputs used in the methodology to calculate the credit loss impairment is described under "Valuation of Asset-Backed Securities," on page 37 with the exception that while the discount rate used for valuation is a market level discount rate, the discount rate used to determine the presence and amount of credit impairment is the security specific coupon rate. The expected cash flows are credit stressed in that they incorporate the effect of both collateral nonperformance and projected additional nonperformance.

The decision to deem these securities OTTI was based on a specific analysis of the structure of each security and an evaluation of the underlying collateral. Future reviews for OTTI will consider the particular facts and circumstances during the reporting period in review.

Allowance for Credit Losses

Allowance for loan losses

The allowance for loan losses represents our estimate of the losses that are inherent in the loan and lease portfolios. The determination of the appropriate level of the allowance is based on periodic evaluations of the portfolios along with other relevant factors. These evaluations are inherently subjective and require us to make numerous assumptions, estimates and judgments.

In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type. For commercial loans, we use historical loss experience factors by loan segment, adjusted for changes in trends and conditions, to help determine an indicated allowance for each segment based on individual loan grades. These factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific portfolio segment. The other considerations used in our analysis include volumes and trends of delinquencies, levels of nonaccrual loans, repossessions and bankruptcies, trends in criticized and classified loans, and expected losses on loans secured by real estate. In addition, new credit products and policies, economic conditions, concentrations of credit risk, and the experience and abilities of lending personnel are also taken into consideration.

In addition to the segment evaluations, nonaccrual loans graded substandard or doubtful with an outstanding balance of $500 thousand or more, as well as all loans designated as troubled debt restructurings, are individually evaluated in accordance with ASC 310, *Receivables,* to determine the level of impairment and establish a specific reserve.

The allowance for consumer loans is determined using historically developed loss experience "roll rates" at which loans migrate from one delinquency level to the next higher level. Using average roll rates for the most recent period, currently six months, and comparing projected losses to actual loss experience, the model estimates the expected losses in dollars for the forecasted period of twelve months. By refreshing the model with updated data, it is able to project losses for a new twelve-month period each month, segmenting the portfolio into twelve consumer loan product groupings and four bankcard product groupings with similar risk profiles. The residential mortgage and home equity portfolios' models implicitly take into consideration housing price depreciation (appreciation) and homeowners' loss (gain) of equity in the collateral by incorporating current roll rates and loss severity rates. The models make no assumptions about future housing price changes. This methodology is an accepted industry practice, and the Company believes it has a sufficient volume of information to produce reliable projections.

As a final step to the evaluation process, we perform an additional review of the adequacy of the allowance based on the loan portfolio in its entirety. This enables us to mitigate, but not eliminate, the imprecision inherent in loan- and segment-level estimates of expected credit losses. This review of the allowance includes our judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and concentration risks.

There are numerous components that enter into the evaluation of the allowance for loan losses. Some are quantitative while others require us to make qualitative judgments. Although we believe that our processes for determining an appropriate level for the allowance adequately address the various components that could potentially result in credit losses, the processes and their elements include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates and projections could require an additional provision for credit losses, which would negatively impact the Company's results of operations in future periods. As an example, if a total of $1.5 billion of "pass" grade loans were to be immediately classified as "special mention," "substandard" and "doubtful" in the same proportion as the existing criticized and classified loans to the whole portfolio, the quantitatively determined amount of the allowance for loan losses at December 31, 2009 would increase by approximately $128 million. This sensitivity analysis is hypothetical and has been provided only to indicate the potential impact that changes in the level of the criticized and classified loans may have on the allowance estimation process. We believe that given the procedures we follow in determining the potential losses in the loan portfolio, the various components used in the current estimation processes are appropriate.

We regularly evaluate the appropriateness of our loss estimation methods to reduce differences between estimated and actual losses and update our methodology for determining the allowance for loan losses. We have recently enhanced our internal loan loss database to provide the ability to refine our segmentation by bank, loan segment, and loan grade. During 2009, this enhancement allowed management to calculate loan loss migration factors that are self-correcting in that they are more weighted toward recent loss experience. This enhancement provided management with loss factors applicable to adversely graded credits that reflect more recent loss experience for the portfolio, and which facilitated management's decision to increase the allowance for credit losses during mid-2009 as credit quality was deteriorating at an accelerated pace. These loss factors currently are based on the most recent six months loss rates for consumer loans, and the higher of the most recent six or twelve month loss rates for commercial loans. A preliminary reserve is then calculated that is adequate to cover one year of losses at that loss rate for consumer loans and 1.5 years for commercial loans. The final reserve is then adjusted to incorporate management's judgment regarding several qualitative factors.

Allowance for loan losses for FDIC-supported loans

The determination of the allowance for loan losses for FDIC-supported loans follows the same process described above. However, this allowance is only established for credit deterioration subsequent to the date of acquisition and represents our estimate of the inherent losses in excess of the book value of FDIC-supported loans. The allowance for loan losses for loans acquired in FDIC-supported transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreements are separately accounted for and thus presented "gross" on the balance sheet). The provision for loan losses is reported net of changes in the amounts recoverable under the loss sharing agreements.

Reserve for unfunded lending commitments

The Company also estimates a reserve for potential losses associated with off-balance sheet commitments and standby letters of credit. We determine the reserve for unfunded lending commitments using a process that is similar to the one we use for commercial loans. Based on historical experience, we have developed experience-based loss factors that we apply to the Company's unfunded lending commitments to estimate the potential for loss arising from those commitments. The reserve is included with other liabilities in the Company's consolidated balance sheet, with any related increases or decreases in the reserve included in noninterest expense in the statement of income.

Accounting for Goodwill

Goodwill arises from business acquisitions and represents the value attributable to the unidentifiable intangible elements in our acquired businesses. Goodwill is initially recorded at fair value and is subsequently evaluated at least annually for impairment in accordance with ASC 350, *Intangibles – Goodwill and Other*. The Company performs this annual test as of October 1 of each year. Evaluations are also performed on a more frequent basis if events or circumstances indicate impairment could have taken place. Such events could include, among others, a significant adverse change in the business climate, a significant adverse change in market values of similar businesses, an adverse action by a regulator, an unanticipated change in the competitive environment, and a decision to change the operations or dispose of a reporting unit.

The first step in this evaluation process is to determine if a potential impairment exists in any of the Company's reporting units, and if required from the results of this step, a second step measures the amount of any impairment loss. The computations required by steps 1 and 2 require us to make a number of estimates and assumptions. In completing step 1, we determine the fair value of the reporting unit that is being evaluated. In determining the fair value, we generally calculate value using a combination of up to three separate methods: comparable publicly traded financial service companies in the western and southwestern states ("Market Value"); comparable acquisitions of financial services companies in the western and southwestern states ("Transaction Value"); and the discounted present value of management's estimates of future cash or income flows. Critical assumptions that are used as part of these calculations include:

- selection of comparable publicly traded companies, based on location, size, and business composition;
- selection of market comparable acquisition transactions, based on location, size, business composition, and date of the transaction;
- the discount rate applied to future earnings, based on an estimate of the cost of capital;
- the potential future earnings of the reporting unit;
- the relative weight given to the valuations derived by the three methods described; and
- the control premium associated with reporting units.

We use a similar methodology in evaluating impairment in nonbank subsidiaries, but generally assess companies and acquisition transactions at a national level in the analysis.

The Company applies a control premium in the Market Value approach to determine the reporting units' equity values. Control premiums represent the ability of a controlling shareholder to benefit from synergies and other intangible assets that arise from control that might cause the fair value of a reporting unit as a whole to exceed its market capitalization. Based on a review of historical recent bank transactions within the Company's geographic footprint, comparing market values 30 days prior to the announced transaction to the deal value, the Company determined that a control premium of 25% was appropriate.

Since estimates are an integral part of the impairment computations, changes in these estimates could have a significant impact on any calculated impairment amount. Factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, loan losses, changes in revenue growth trends, cost structures and technology, changes in discount rates, changes in equity market values and merger and acquisition valuations, and changes in industry conditions.

If step 1 indicates a potential impairment of a reporting unit, step 2 requires us to estimate the "implied fair value" of the goodwill of the reporting unit. This process estimates the fair value of the unit's individual assets and liabilities in the same manner as if a purchase of the reporting unit were taking place. To do this, we must determine the fair value of the assets, liabilities and identifiable intangible assets of the reporting unit based upon the best available information. We estimate the fair market value of all of the tangible assets, identifiable intangible assets and liabilities of the associated reporting units in accordance with the principles of ASC 820. Loans, deposits with maturities, and debt are fair valued using standard software and assumptions used by Zions in its interest rate risk management processes and using other estimates such as credit assumptions to comply with ASC 820. Deposits with no maturities are valued at book value. Larger occupied properties are appraised, while for smaller properties and furniture, fixtures and equipment, it is assumed that depreciated book value approximates fair market value. If the implied fair value of goodwill calculated in step 2 is less than the carrying amount of goodwill for the reporting unit, an impairment is indicated and the carrying value of goodwill is written down to its implied fair value.

During the first quarter of 2009, we performed a goodwill impairment evaluation for Amegy and CB&T, effective February 28, 2009, due to the Company's performance deterioration and market decline of bank stocks in those markets from December 31, 2008. Step 1 was performed by using both Market Value and discounted cash flow approaches. In the Market Value approach, we identified a group of publicly traded banks using primarily size, location and business mix compared to Zions' subsidiary banks. We then used valuation multiples, including a control premium, developed from this group to apply to our subsidiary banks. Due to the limited number of nondistressed or nonfailed bank merger and acquisition transactions during the past 12 months, the Transaction Value approach was not used in this analysis. In the discounted cash flow approach we discounted projected cash flows to their present value using an estimated long-term cost of equity specific to each reporting unit, to arrive at our estimate of fair value.

Upon completion of step 1 of the evaluation process, we concluded that potential impairment primarily existed at the Company's Amegy reporting unit. Step 2 was completed with the assistance of an independent valuation consultant and the Company's internal valuation resources and resulted in $634.0 million of impairment losses in the first quarter of 2009.

During the fourth quarter of 2009, we performed our annual goodwill impairment evaluation for the entire organization, effective October 1, 2009. Step 1 was performed by using the discounted cashflow approach for all reporting units and in cases where similar publicly traded comparables existed, the comparable Market Value approach was also used. In the discounted cash flow approach, we discounted projected cash flows to their present value to derive our estimate of fair value. In instances where the Market Value approach was used, we identified a group of publicly traded banks using primarily size, location and business mix compared to Zions' subsidiary banks. We then used valuation multiples, including a control premium, developed from this group to apply to our subsidiary banks. From these purchase prices we developed a set of valuation multiples, which we applied to our subsidiary banks. The Transaction Value approach was not used in this analysis, due to the limited number of nondistressed or nonfailed bank merger transactions that occurred over the past 12 months.

Upon completion of step 1 of the evaluation process, we concluded that none of our bank affiliates were impaired; however, potential impairment existed at the Welman Holdings, Inc., reporting unit. Step 2 was completed with the Company's internal accounting and valuation resources, determining that all the goodwill associated with Welman Holdings, Inc. was impaired, resulting in $2.2 million of impairment loss. Additionally, we determined that the fair values of the reporting units of Amegy, CB&T, and Zions Bank exceed their carrying values by 7%, 6%, and 23%, respectively.

This evaluation process required us to make estimates and assumptions with regard to the fair value of the Company's reporting units, and actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact the Company's results of operations and the business segments where the goodwill is recorded. Significant remaining amounts of goodwill at December 31, 2009 were as follows: Amegy – $616 million; CB&T – $379 million; and Zions Bank – $20 million.

At September 30, 2009, the Company's fair value of its reporting units exceeded the market value of the Company's common equity by approximately $2.0 billion. The Company reconciled those values as of September 30, 2009 by attempting to identify items priced into the market equity value but not in the fair value of the Company's reporting units. These reconciling items were based on market expectation of future loan losses and future credit OTTI, and high levels of short interest in the Company's common stock. We believe applying a 25% control premium and the above mentioned factors explains the $2.0 billion difference between book and market equity values.

We expect that the current disrupted market conditions may require us to evaluate goodwill more frequently, including quarterly, as circumstances warrant. Any differences between estimated fair values and carrying values could result in future impairment of goodwill.

Accounting for Derivatives

Our interest rate risk management strategy involves hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on the Company's net interest margin and cash flows from changes in interest rates. While we do not participate in speculative derivatives trading, we consider it prudent to use certain derivative instruments to add stability to the Company's interest income and expense, to modify the duration of specific assets and liabilities, and to manage the Company's exposure to interest rate movements.

Additionally, the Company executes derivative instruments, including interest rate swaps and options, futures contracts, forward currency exchange contracts, and energy commodity swaps, with commercial banking customers to facilitate their respective risk management strategies. Those derivatives are immediately hedged by offsetting derivative contracts, such that the Company minimizes its net risk exposure resulting from such transactions. The Company does not use credit default swaps in its investment or hedging operations.

As of December 31, 2009, the recorded amounts of derivative assets, classified in other assets, and derivative liabilities, classified in other liabilities, were $142 million and $86 million, respectively. When quoted market prices are not available, the valuation of derivative instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, foreign exchange rates, commodity prices, and implied volatilities. The estimates of fair value are made by an independent third party using a standardized methodology that nets the discounted expected future cash receipts and cash payments (based on observable market inputs). These future net cash flows, however, are susceptible to change due primarily to fluctuations in interest rates (most significantly), foreign exchange rates, and commodity prices. As a result, the estimated values of these derivatives will change over time as cash is received and paid and as market conditions change. As these changes take place, they may have a positive or negative impact on our estimated valuations. Based on the nature and limited purposes of the derivatives that the Company employs, fluctuations in interest rates have only had a modest effect on its results of operations. As such, fluctuations are generally expected to be countered by offsetting changes in income, expense and/or values of assets and liabilities. However, the Company retains basis risk due to changes between the prime rate and LIBOR on nonhedge derivative basis swaps.

In addition to making the valuation estimates, we also face the risk that certain derivative instruments that have been designated as hedges and currently meet the strict hedge accounting requirements of ASC 815 may not qualify in the future as "highly effective," as well as the risk that hedged transactions in cash flow hedging relationships may no longer be considered probable to occur. Further, new interpretations and guidance related to ASC 815 may be issued in the future, and we cannot predict the possible impact that such guidance may have on our use of derivative instruments going forward.

Although the majority of the Company's hedging relationships have been designated as cash flow hedges, for which hedge effectiveness is assessed and measured using a "long haul" approach, the Company also had five fair value hedging relationships, which were terminated during the first quarter of 2009, that were designated using the "shortcut" method. The Company believes that the shortcut method was appropriate for those hedges because we had precisely complied with the documentation requirements and each of the applicable shortcut criteria. During 2009, there was no hedge ineffectiveness required to be reported in earnings on the Company's outstanding cash flow hedging relationships. However, the Company reclassified $104.7 million from other comprehensive income to earnings during 2009, as the hedged forecasted transactions related to certain terminated cash flow hedging relationships became probable not to occur. This income is included in fair value and nonhedge derivative income (loss).

Futures contracts are primarily highly liquid exchange-traded federal funds futures contracts that are traded to manage interest rate risk on certain CDO securities. These identified mixed straddle trades are executed to convert three- and six-month fixed cash flows into cash flows that vary with daily fluctuations in interest rates. Because of daily settlement of valuation changes, there is no recording of fair values in the financial statements.

Derivative contracts can be exchange-traded or over-the-counter ("OTC"). The Company's exchange-traded derivatives consist of forward currency exchange contracts, which are part of the Company's services provided to commercial customers. Exchange-traded derivatives are classified as Level 1 in the fair value hierarchy, as the values of these derivatives are obtained from quoted prices in active markets for identical contracts.

The Company's OTC derivatives consist of interest rate swaps and options, as well as energy commodity derivatives for customers. The Company has classified its OTC derivatives in Level 2 of the fair value hierarchy, as the significant inputs to the overall valuations are based on market-observable data or information derived from or corroborated by market-observable data, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements of its OTC derivatives. The credit valuation adjustments are calculated by determining the total expected exposure of the derivatives (which incorporates both the current and potential future exposure) and then applying each counterparty's credit spread to the applicable exposure. For derivatives with two-way exposure, such as interest rate swaps, the counterparty's credit spread is applied to the Company's exposure to the counterparty, and the Company's own credit spread is applied to the counterparty's exposure to the Company, and the net credit valuation adjustment is reflected in the Company's derivative valuations. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. For the Company's own credit spread and for counterparties having publicly available credit information, the credit spreads over LIBOR used in the calculations represent implied credit default swap spreads obtained from a third party credit data provider. For counterparties without publicly available credit information, which are primarily commercial banking customers, the credit spreads over LIBOR used in the calculations are estimated by the Company based on current market conditions, including consideration of current borrowing spreads for similar customers and transactions, review of existing collateralization or other credit enhancements, and changes in credit sector and entity-specific credit information. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, current threshold amounts, mutual puts, and guarantees. Additionally, the Company actively monitors counterparty credit ratings for significant changes.

As of December 31, 2009, the net credit valuation adjustments reduced the settlement values of the Company's derivative assets and liabilities by $2.0 million and $1.6 million, respectively. During 2009, the Company recognized a gain of $3.0 million related to credit valuation adjustments on nonhedge derivative instruments, which is included in noninterest income. Various factors impact changes in the credit valuation adjustments over time, including changes in the credit spreads of the parties to the contracts, as well as changes in market rates and volatilities, which affect the total expected exposure of the derivative instruments.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2009, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has classified its OTC derivative valuations in Level 2 of the fair value hierarchy.

When appropriate, valuations are also adjusted for various factors such as liquidity and bid/offer spreads, which factors were deemed immaterial by the Company as of December 31, 2009.

Share-Based Compensation

The Company used the Black-Scholes option-pricing model to estimate the fair value of stock options granted in 2009. Also, the Black-Scholes option-pricing model was used to estimate the value of stock options for all stock option grants prior to 2007 and off-cycle stock option grants during 2007 and 2008. The assumptions used to apply this model include a weighted average risk-free interest rate, a weighted average expected life, an expected dividend yield, and an expected volatility. The 2009 stock options grant assumptions for significant grants were 2.24% for the weighted average risk-free interest rate, 4.5 years for the weighted average expected life, 1.0% for the expected dividend yield, and 33.0% for the expected volatility. Use of these assumptions is subjective and requires management judgment to determine the assumptions used in the model as described in Note 17. During 2009, the Company granted 714,085 stock options and 698,311 shares of restricted stock.

From April 24-25, 2008, the Company successfully conducted an auction of its Employee Stock Option Appreciation Rights Securities ("ESOARS"). As allowed by ASC 718, the Company used the results of that auction to value its primary grant of employee stock options issued on April 24, 2008. The value established was $5.73 per option, which the Company estimates is approximately 24% below its Black-Scholes model valuation on that date. The Company recorded the related estimated future settlement obligation of ESOARS as a liability in the balance sheet. The 2008 stock option expense for these grants was $2.2 million. If the ESOARS value was

10% lower, the expense would be $2.0 million and if the ESOARS value was 10% higher, the expense would be $2.4 million. Additionally, the primary grant of options in 2007 was valued with the results of an ESOARS auction in 2007. The number of stock options granted at the primary grant dates on May 4, 2007 and April 24, 2008 were 963,680 and 1,542,238, respectively, or 91.4% and 60.8% of the total stock options granted in 2007 and 2008, respectively.

On October 22, 2007, the Company announced it had received notification from the SEC that its ESOARS are sufficiently designed as a market-based method for valuing employee stock options under ASC 718. The SEC staff did not object to the Company's view that the market-clearing price of ESOARS in the Company's auction was a reasonable estimate of the fair value of the underlying employee stock options.

The accounting for stock option compensation under ASC 718 decreased 2009 income before income taxes by $9.6 million and net earnings applicable to common shareholders by $6.8 million, or $0.05 per diluted share, as compared to $13.1 million, $9.2 million, and $0.08, respectively, in 2008. See Note 17 of the Notes to Consolidated Financial Statements for additional information on stock options and restricted stock.

Income Taxes

The Company is subject to the income tax laws of the United States, its states and other jurisdictions where it conducts business. These laws are complex and subject to different interpretations by the taxpayer and the various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these laws and related regulations. In the process of preparing the Company's tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the tax authorities upon audit or to re-interpretation based on management's ongoing assessment of facts and evolving case law.

The Company had net deferred tax assets ("DTAs") of $498 million at December 31, 2009, compared to $479 million at December 31, 2008. The most significant portions of the deductible temporary differences relate to (1) the allowance for loan losses and (2) fair value adjustments or impairment write-downs related to securities. No valuation allowance has been recorded as of December 31, 2009 related to DTAs except for a full valuation reserve related to certain acquired net operating losses from an immaterial nonbank subsidiary. In assessing the need for a valuation allowance, both the positive and negative evidence about the realization of DTAs were evaluated. The ultimate realization of DTAs is based on the Company's ability to carryback net operating losses to prior tax periods, tax planning strategies that are prudent and feasible, the reversal of deductible temporary differences that can be offset by taxable temporary differences and future taxable income.

The Company has available carryback potential to offset federal tax of approximately $107 million and $340 million in the 2008 and 2007 tax years, respectively. During 2009, the Company does anticipate a net operating loss for tax purposes that will largely offset the taxable income for the 2007 tax year. In the fourth quarter of 2009, the Company entered into certain Identified Mixed Straddle transactions for the management of interest rate risk on certain of its investment assets. These transactions not only increased the 2009 net operating loss, but also decreased the DTAs that existed at December 31, 2009 by approximately $150 million.

Tax planning strategies represent a source of positive evidence that must be considered when assessing the need for a valuation allowance. Tax planning strategies must be prudent and feasible (and within the control of the company), something that a company might not ordinarily implement, but would implement to prevent an operating loss or tax credit carryforward from expiring unused, and would result in the realization of DTAs. The Company has evaluated a number of tax planning strategies that, if implemented, could result in the realization of a majority of the net DTA balance that exists at December 31, 2009. These strategies mainly involve the sale of highly appreciated assets (e.g., certain fixed assets, publicly-traded securities and insurance policies). Management would not expect that the execution of any of the actions would involve a significant amount of expense.

The Company has taxable temporary differences, or deferred tax liabilities ("DTLs") that will reverse and offset DTAs in the periods prior to the expiration of any benefits. Based on our analysis and experience, the general reversal pattern of DTLs against DTAs would be somewhat similar in character and timing. Because of this generally consistent reversal pattern, we believe it is appropriate to reduce our gross DTAs by our DTLs.

The Company has a strong history of positive earnings and has generated significant levels of net income in 42 out of the previous 45 years. While the recent economic downturn has been severe, the Company has consistently maintained strong levels of pretax, precredit-cost income. The Company is well positioned in the highest growth areas in the country and is fundamentally strong in its capital, liquidity, business practices, and has actually grown its customer base during the current economic downturn. The Company has a long history of profitability and is expected to be profitable again in the near future. The Company is relying on future taxable income to realize a small amount of its DTA and expects to generate this income through 2011.

After evaluating all of the factors previously summarized and considering the weight of the positive evidence compared to the negative evidence, management has concluded it is more likely than not that the Company will realize the existing DTAs and that an additional valuation allowance is not needed.

On a quarterly basis, management assesses the reasonableness of its effective tax rate based upon its current best estimate of net income and the applicable taxes expected for the full year. Deferred tax assets and liabilities are also reassessed on a regular basis. Reserves for contingent tax liabilities are reviewed quarterly for adequacy based upon developments in tax law and the status of examinations or audits. The Company has tax reserves at December 31, 2009 of approximately $6.2 million, net of federal and/or state benefits, for uncertain tax positions primarily for various state tax contingencies in several jurisdictions.

PENDING ADOPTION OF ACCOUNTING PRONOUNCEMENTS

On June 12, 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-16 incorporated in ASC 860, *Transfers and Servicing*, to address transfer and servicing accounting practices that have developed and concerns of financial statement users that many of the financial assets that have been derecognized should continue to be reported in the financial statements of transferors. Additionally, because of significant events in the credit markets, financial statement users have expressed concerns about the transparency of disclosures regarding the nature and extent of a transferor continuing involvement with transferred financial assets. The objective of ASU 2009-16 is to improve the comparability, relevance and transparency of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement in transferred financial assets. To meet those objectives, ASU 2009-16 clarifies several key principles of the derecognition criteria.

Based on the new conditions for reporting a transfer of a portion of a financial asset, many transfers that have occurred in which the transferor transfers a senior interest and retains a subordinated interest in the contractual cash flows of a specified asset will not qualify for sale accounting in the future. Also, future transactions that involve participations, transfers of undivided interests, and syndications will require additional accounting analysis to determine if the transaction qualifies for transfer accounting. ASU 2009-16 is effective for enterprises in fiscal years beginning after November 15, 2009. The Company will adopt the ASU as of January 1, 2010 as required, and does not expect the adoption of this guidance to be significant to the Company's financial statements.

On June 12, 2009, the FASB issued ASU 2009-17, which amends certain of the key provisions of ASC 810, *Consolidation*. ASU 2009-17 responds to certain concerns about the application of provisions of ASC 810, such as the complexity involved with determining the primary beneficiary, and concern over the lack of transparency of enterprises' involvement with off balance sheet structures. ASU 2009-17 eliminates the qualifying special-purpose entity scope exceptions and revises guidance for determining whether equity lacks the characteristics of a controlling financial interest. The ASU also revises guidance on whether decision maker/service provider fees are variable interests, indicates that only substantive terms, transactions, and arrangements should be considered, and provides new criteria for determining the primary beneficiary of a variable interest entity. Finally, the ASU requires additional interim and annual disclosures and subjects more entities to consolidation assessments and reassessments. ASU 2009-17 is effective for enterprises in fiscal years beginning after November 15, 2009. The Company will adopt the ASU as of January 1, 2010 as required, and does not expect the adoption of this guidance to be significant to the Company's financial statements.

RESULTS OF OPERATIONS

Net Interest Income, Margin and Interest Rate Spreads

Net interest income is the difference between interest earned on interest-bearing assets and interest incurred on interest-bearing liabilities. Taxable-equivalent net interest income is the largest component of Zions' revenue. For the year 2009, it was 70.5% of our taxable-equivalent revenues, compared to 91.3% in 2008 and 82.2% in 2007. The decreased percentage for 2009 as compared to 2008 was primarily due to the 2009 gain on subordinated debt modification of $508.9 million and acquisition related gains of $169.2 million which increased total taxable-equivalent revenues. The increased percentage for 2008 over 2007 was mainly due to the net impairment and valuation losses on securities which reduced total taxable-equivalent revenues by $317.1 million in 2008 and $158.2 million in 2007. On a taxable-equivalent basis, net interest income for 2009 was down $74.5 million or 3.7% from 2008, which was up $87.3 million or 4.6% from 2007. The decrease in taxable-equivalent net interest income for 2009 was mainly due to the impact of increased nonaccrual loans, securities on nonaccrual status and higher average money market balances earning lower interest rates. The increase in taxable-equivalent net interest income for 2008 was mainly due to increased interest-earning assets driven by loan growth and partially offset by declines of 25 basis points in the net interest margin for 2008. The incremental tax rate used for calculating all taxable-equivalent adjustments was 35% for all years discussed and presented.

By its nature, net interest income is especially vulnerable to changes in the mix and amounts of interest-earning assets and interest-bearing liabilities. In addition, changes in the interest rates and yields associated with these assets and liabilities significantly impact net interest income. See "Interest Rate and Market Risk Management" on page 116 for a complete discussion of how we manage the portfolios of interest-earning assets and interest-bearing liabilities and associated risk.

A gauge that we use to measure the Company's success in managing its net interest income is the level and stability of the net interest margin. The net interest margin was 3.94% in 2009 compared with 4.18% in 2008 and 4.43% in 2007. For the fourth quarter of 2009, the Company's net interest margin was 3.81%, which was reduced by 28 basis points due to the impact of the subordinated debt discount amortization. In addition, the net interest margin continued to be under pressure due to the level of nonaccrual assets and interest reversals as loans moved into nonaccrual status.

The decreased net interest margin for 2009 compared to 2008 resulted from increased nonaccrual loans and securities; the impact of the discount amortization on the modified subordinated debt, including the effect of the conversion of subordinated debt into Series C preferred stock; and higher money market investment balances earning lower rates. This was offset in part by a lower cost mix of deposit funding, lower rates paid on interest-bearing deposits, and larger incremental spreads on new loan generation. Average loans and leases increased $0.7 billion due to the acquisition of FDIC-supported loans, and average money market investments increased $0.5 billion due to strong growth in certain deposit categories, which the Company chose not to invest in longer-duration securities. Average interest-bearing deposits increased $3.4 billion from 2008, with the increase being driven primarily by money market and savings deposits. Average borrowed funds decreased $5.3 billion compared to 2008, primarily due to decreased borrowing from the Federal Home Loan Bank ("FHLB") and the Federal Reserve. Average noninterest-bearing deposits increased $1.9 billion compared to 2008 and were 25.8%

of total average deposits for 2009, compared to 24.3% for 2008. The net interest margin for 2009 was unfavorably impacted by 5 basis points for the discount amortization on the modified subordinated debt and an additional 7 basis points from the impact of accelerated debt discount amortization resulting from the conversion of subordinated debt into Series C preferred stock.

The spread on average interest-bearing funds for 2009 was 3.52%, which decreased from 3.68% for 2008. The spread on average interest-bearing funds for 2009 was adversely impacted by the same factors that reduced the net interest margin.

The decreased net interest margin for 2008 compared to 2007 resulted from increased nonperforming assets reducing average asset yields, loan yields dropping more than deposit rates, a decline in noninterest-bearing demand deposits, competitive pricing pressures, and purchases of low yielding Lockhart commercial paper. Average loans and leases increased $4.2 billion and average money market investments increased $1.1 billion due to the impact of the capital investment from the U.S. Treasury and purchases of commercial paper from Lockhart. Average interest-bearing deposits increased $2.0 billion from 2007, with the increase being driven primarily by higher cost Internet money market, brokered and foreign deposits. Average borrowed funds increased $3.0 billion in 2008 compared to 2007, primarily due to increased borrowing from the FHLB and the Federal Reserve. Average noninterest-bearing deposits declined $257 million compared to 2007 and were 24.3% of total average deposits for 2008, compared to 26.2% for 2007.

The net interest margin will continue to be adversely affected in future quarters due to the impact of nonperforming assets and amortization of debt discounts related to the debt modification transactions. Also, the net interest margin was previously favorably impacted by accreted swap gains on terminated swaps that reduced interest expense on long-term subordinated debt. The debt modification transaction during 2009 reduced the unrecognized swaps gains. The debt modification transaction also resulted in a discount on the modified convertible subordinated debt, which as of December 31, 2009 was approximately $616 million. This discount will be amortized as interest expense over the remaining life of the debt using an interest method. If in future periods debt holders exercise their option to convert debt to preferred stock, the amortization of the discount will be accelerated at the time of conversion.

The Company expects to continue its efforts over the long run to maintain a slightly "asset-sensitive" position with regard to interest rate risk. However, because of the current low interest rate environment the Company is allowing the balance sheet to become more asset-sensitive than has historically been the case, by (1) reducing our use of interest rate swaps against our floating rate loans; (2) terminating receive fixed / pay variable swaps on the Company's subordinated debt; and (3) using certain straddle transactions on the CDO portfolio to manage interest rate risk. As of December 31, 2009, the Company had $0.9 billion notional amount of interest rate swaps designated as cash flow hedges, down from $2.4 billion one year ago. Such swaps are used to protect net interest income from declining in a falling rate environment by countering the effect of lost revenue on loans. With interest rates at historically low levels, there is a reduced need to protect against falling interest rates. Our estimate of the Company's actual rate risk position is highly dependent upon changes in both short-term and long-term interest rates, modeling assumptions, and the actions of competitors and customers in response to those changes. For further details on interest rate risk see "Interest Rate Risk" on page 117.

Schedule 7 summarizes the average balances, the amount of interest earned or incurred and the applicable yields for interest-earning assets and the costs of interest-bearing liabilities that generate taxable-equivalent net interest income.

Schedule 7

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

AVERAGE BALANCE SHEETS, YIELDS AND RATES

(Amounts in millions)	2009 Average balance	2009 Amount of interest[1]	2009 Average rate	2008 Average balance	2008 Amount of interest[1]	2008 Average rate
ASSETS						
Money market investments	**$ 2,380**	**7.9**	**0.33%**	$ 1,889	47.8	2.53%
Securities:						
Held-to-maturity	**1,263**	**66.9**	**5.29**	1,516	101.3	6.68
Available-for-sale	**3,313**	**104.1**	**3.14**	3,266	162.1	4.97
Trading account	**75**	**2.7**	**3.65**	43	1.9	4.41
Total securities	**4,651**	**173.7**	**3.73**	4,825	265.3	5.50
Loans held for sale	**226**	**11.0**	**4.88**	182	10.1	5.52
Loans:						
Net loans and leases excluding FDIC-supported loans[2]	**40,455**	**2,281.6**	**5.64**	40,795	2,674.4	6.56
FDIC-supported loans	**1,058**	**64.4**	**6.09**	–	–	
Total loans and leases	**41,513**	**2,346.0**	**5.65**	40,795	2,674.4	6.56
Total interest-earning assets	**48,770**	**2,538.6**	**5.21**	47,691	2,997.6	6.29
Cash and due from banks	**1,245**			1,380		
Allowance for loan losses	**(1,104)**			(546)		
Goodwill	**1,174**			1,937		
Core deposit and other intangibles	**125**			137		
Other assets	**3,838**			3,163		
Total assets	**$54,048**			$53,762		
LIABILITIES						
Interest-bearing deposits:						
Savings and NOW	**$ 5,035**	**21.6**	**0.43**	$ 4,446	35.6	0.80
Money market	**17,513**	**216.4**	**1.24**	13,739	335.0	2.44
Time under $100,000	**2,908**	**69.5**	**2.39**	2,695	96.2	3.57
Time $100,000 and over	**4,327**	**98.5**	**2.28**	4,382	161.9	3.69
Foreign	**2,011**	**18.7**	**0.93**	3,166	84.2	2.66
Total interest-bearing deposits	**31,794**	**424.7**	**1.34**	28,428	712.9	2.51
Borrowed funds:						
Securities sold, not yet purchased	**41**	**2.2**	**5.22**	33	1.5	4.82
Federal funds purchased and security repurchase agreements	**1,923**	**5.7**	**0.30**	2,733	53.3	1.95
Commercial paper	**2**	**–**	**1.38**	110	4.2	3.84
FHLB advances and other borrowings:						
One year or less	**303**	**6.8**	**2.25**	4,589	119.8	2.61
Over one year	**50**	**2.7**	**5.48**	128	7.4	5.73
Long-term debt	**2,388**	**175.7**	**7.36**	2,449	103.1	4.21
Total borrowed funds	**4,707**	**193.1**	**4.10**	10,042	289.3	2.88
Total interest-bearing liabilities	**36,501**	**617.8**	**1.69**	38,470	1,002.2	2.61
Noninterest-bearing deposits	**11,053**			9,145		
Other liabilities	**558**			578		
Total liabilities	**48,112**			48,193		
Shareholders' equity:						
Preferred equity	**1,558**			432		
Common equity	**4,354**			5,108		
Controlling interest shareholders' equity	**5,912**			5,540		
Noncontrolling interests	**24**			29		
Total shareholders' equity	**5,936**			5,569		
Total liabilities and shareholders' equity	**$54,048**			$53,762		
Spread on average interest-bearing funds			**3.52%**			3.68%
Taxable-equivalent net interest income and net yield on interest-earning assets		**$1,920.8**	**3.94%**		$1,995.4	4.18%

[1] *Taxable-equivalent rates used where applicable.*

[2] *Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.*

2007			2006			2005		
Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate	Average balance	Amount of interest[1]	Average rate
$ 834	43.7	5.24%	$ 479	24.7	5.16%	$ 988	31.7	3.21%
684	47.7	6.97	645	44.1	6.83	639	44.2	6.93
4,661	269.2	5.78	4,992	285.5	5.72	4,021	207.7	5.16
61	3.3	5.40	157	7.7	4.91	497	19.9	4.00
5,406	320.2	5.92	5,794	337.3	5.82	5,157	271.8	5.27
233	14.9	6.37	261	16.5	6.30	205	9.8	4.80
36,575	2,852.7	7.80	32,134	2,463.9	7.67	23,804	1,618.0	6.80
–	–		–	–		–	–	
36,575	2,852.7	7.80	32,134	2,463.9	7.67	23,804	1,618.0	6.80
43,048	3,231.5	7.51	38,668	2,842.4	7.35	30,154	1,931.3	6.40
1,477			1,476			1,123		
(391)			(349)			(285)		
2,005			1,887			746		
181			181			66		
2,527			2,379			1,799		
$48,847			$44,242			$33,603		
$ 4,443	41.4	0.93	$ 5,129	75.3	1.47	$ 4,347	36.7	0.84
11,962	437.9	3.66	10,721	330.0	3.08	9,131	183.9	2.01
2,529	110.7	4.38	2,065	77.4	3.75	1,523	41.7	2.74
4,779	231.2	4.84	3,272	142.6	4.36	1,713	54.7	3.19
2,710	130.5	4.81	2,065	95.5	4.62	737	23.3	3.16
26,423	951.7	3.60	23,252	720.8	3.10	17,451	340.3	1.95
30	1.4	4.56	66	3.0	4.57	475	17.7	3.72
3,211	148.5	4.62	2,838	124.7	4.39	2,307	63.6	2.76
256	13.8	5.41	220	11.4	5.20	149	5.0	3.36
1,099	55.0	5.00	479	25.3	5.27	204	5.9	2.90
131	7.6	5.77	148	8.6	5.80	228	11.5	5.05
2,365	145.4	6.15	2,491	159.6	6.41	1,786	104.9	5.88
7,092	371.7	5.24	6,242	332.6	5.33	5,149	208.6	4.05
33,515	1,323.4	3.95	29,494	1,053.4	3.57	22,600	548.9	2.43
9,401			9,508			7,417		
647			697			533		
43,563			39,699			30,550		
240			16			–		
5,008			4,493			3,027		
5,248			4,509			3,027		
36			34			26		
5,284			4,543			3,053		
$48,847			$44,242			$33,603		
		3.56%			3.78%			3.97%
	$1,908.1	4.43%		$1,789.0	4.63%		$1,382.4	4.58%

Schedule 8 analyzes the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years indicated. For purposes of calculating the yields in these schedules, the average loan balances also include the principal amounts of nonaccrual and restructured loans. However, interest received on nonaccrual loans is included in income only to the extent that cash payments have been received and not applied to principal reductions. In addition, interest on restructured loans is generally accrued at reduced rates.

Schedule 8

ANALYSIS OF INTEREST CHANGES DUE TO VOLUME AND RATE

	2009 over 2008			2008 over 2007		
	Changes due to			Changes due to		
(Amounts in millions)	Volume	Rate[1]	Total changes	Volume	Rate[1]	Total changes
INTEREST-EARNING ASSETS						
Money market investments	**$ 1.6**	**(41.5)**	**(39.9)**	26.7	(22.6)	4.1
Securities:						
Held-to-maturity	**(13.3)**	**(21.1)**	**(34.4)**	55.6	(2.0)	53.6
Available-for-sale	**1.6**	**(59.6)**	**(58.0)**	(69.5)	(37.6)	(107.1)
Trading account	**1.1**	**(0.3)**	**0.8**	(0.8)	(0.6)	(1.4)
Total securities	**(10.6)**	**(81.0)**	**(91.6)**	(14.7)	(40.2)	(54.9)
Loans held for sale	**2.1**	**(1.2)**	**0.9**	(2.8)	(2.0)	(4.8)
Loans:						
Net loans and leases excluding FDIC-supported loans[2]	**(19.2)**	**(373.6)**	**(392.8)**	275.1	(453.4)	(178.3)
FDIC-supported loans	**64.4**	**–**	**64.4**	–	–	–
Total loans and leases	**45.2**	**(373.6)**	**(328.4)**	275.1	(453.4)	(178.3)
Total interest-earning assets	**$ 38.3**	**(497.3)**	**(459.0)**	284.3	(518.2)	(233.9)
INTEREST-BEARING LIABILITIES						
Interest-bearing deposits:						
Savings and NOW	**$ 2.4**	**(16.4)**	**(14.0)**	–	(5.8)	(5.8)
Money market	**46.0**	**(164.6)**	**(118.6)**	43.2	(146.1)	(102.9)
Time under $100,000	**5.1**	**(31.8)**	**(26.7)**	5.9	(20.4)	(14.5)
Time $100,000 and over	**(1.4)**	**(62.0)**	**(63.4)**	(14.4)	(54.9)	(69.3)
Foreign	**(10.7)**	**(54.8)**	**(65.5)**	12.1	(58.4)	(46.3)
Total interest-bearing deposits	**41.4**	**(329.6)**	**(288.2)**	46.8	(285.6)	(238.8)
Borrowed funds:						
Securities sold, not yet purchased	**0.5**	**0.2**	**0.7**	0.1	–	0.1
Federal funds purchased and security repurchase agreements	**(2.5)**	**(45.1)**	**(47.6)**	(9.3)	(85.9)	(95.2)
Commercial paper	**(1.5)**	**(2.7)**	**(4.2)**	(5.6)	(4.0)	(9.6)
FHLB advances and other borrowings:						
One year or less	**(96.5)**	**(16.5)**	**(113.0)**	91.1	(26.3)	64.8
Over one year	**(4.3)**	**(0.4)**	**(4.7)**	(0.1)	(0.1)	(0.2)
Long-term debt	**(2.5)**	**75.1**	**72.6**	3.5	(45.8)	(42.3)
Total borrowed funds	**(106.8)**	**10.6**	**(96.2)**	79.7	(162.1)	(82.4)
Total interest-bearing liabilities	**$ (65.4)**	**(319.0)**	**(384.4)**	126.5	(447.7)	(321.2)
Change in taxable-equivalent net interest income	**$ 103.7**	**(178.3)**	**(74.6)**	157.8	(70.5)	87.3

[1] *Taxable-equivalent income used where applicable.*

[2] *Net of unearned income and fees, net of related costs. Loans include nonaccrual and restructured loans.*

In the analysis of interest changes due to volume and rate, changes due to the volume/rate variance are allocated to volume with the following exceptions: when volume and rate both increase, the variance is allocated proportionately to both volume and rate; when the rate increases and volume decreases, the variance is allocated to the rate.

Provisions for Credit Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level based upon the inherent risks in the portfolio. The provision for unfunded lending commitments is used to maintain the reserve for unfunded lending commitments at an adequate level. In determining adequate levels of the allowance and reserve, we perform periodic evaluations of the Company's various portfolios, the levels of actual charge-offs, and statistical trends and other economic factors. See "Credit Risk Management" on page 103 for more information on how we determine the appropriate level for the allowance for loan and lease losses and the reserve for unfunded lending commitments.

For the year 2009, the provision for loan losses was $2,016.9 million, compared to $648.3 million for 2008 and $152.2 million for 2007. The increased provision for 2009 was attributable to a higher level of criticized and classified loans, higher realized loss content in these loan categories, and continued deterioration in collateral values primarily in construction and land development loans, all of which resulted in increases of some of our loss migration factors and application of the updated factors at all banking subsidiaries using the most recent loss experience. See "Nonperforming Assets" and "Allowance for Credit Losses" on pages 110 and 112 for further details. Net loan and lease charge-offs increased to $1,172.6 million in 2009 up from $393.7 million in 2008 and $63.6 million in 2007. The $778.9 million increase during 2009 was driven by increased net charge-offs of $294.8 million at NSB, $179.7 million at Zions Bank, $119.1 million at Amegy, $82.6 million at CB&T, and $67.0 million at NBA, primarily related to the commercial real estate and commercial lending portfolios. Including the provision for unfunded lending commitments, the total provision for credit losses was $2,082.4 million for 2009, $649.7 million for 2008, and $154.0 million for 2007. The provision for loan losses was $390.7 million for the fourth quarter of 2009 and net charge-offs for the quarter were $292.1 million.

The Company's expectation is that credit costs will improve slowly in 2010 due to a stabilization of economic conditions. We expect provisioning and net charge-offs to be modestly lower for at least the next several quarters than the recent elevated levels of credit costs.

Noninterest Income

Noninterest income represents revenues the Company earns for products and services that have no interest rate or yield associated with them. Noninterest income for 2009 comprised 29.5% of taxable-equivalent revenues, compared to 8.7% for 2008 and 17.8% for 2007. Schedule 9 presents a comparison of the major components of noninterest income for the past three years.

Schedule 9

NONINTEREST INCOME

(Amounts in millions)	2009	Percent change	2008	Percent change	2007
Service charges and fees on deposit accounts	**$ 212.6**	**2.7%**	$ 207.0	12.7%	$ 183.6
Other service charges, commissions and fees	**156.5**	**(6.7)**	167.7	(1.7)	170.6
Trust and wealth management income	**30.0**	**(20.4)**	37.7	3.3	36.5
Capital markets and foreign exchange	**50.3**	**0.8**	49.9	14.4	43.6
Dividends and other investment income	**26.6**	**(42.7)**	46.4	(8.8)	50.9
Loan sales and servicing income	**22.3**	**(8.6)**	24.4	(36.6)	38.5
Income from securities conduit	**1.1**	**(80.0)**	5.5	(69.8)	18.2
Fair value and nonhedge derivative income (loss)	**113.8**	**337.1**	(48.0)	(235.7)	(14.3)
Equity securities gains (losses), net	**(1.8)**	**(325.0)**	0.8	(95.5)	17.7
Fixed income securities gains (losses), net	**(3.8)**	**(575.0)**	0.8	(73.3)	3.0
Impairment losses on investment securities:					
Impairment losses on investment securities	**(569.9)**	**(87.5)**	(304.0)	(179.9)	(108.6)
Noncredit-related losses on securities not expected to be sold (recognized in other comprehensive income)	**289.4**	**–**	–	–	–
Net impairment losses on investment securities	**(280.5)**	**7.7**	(304.0)	(179.9)	(108.6)
Valuation losses on securities purchased	**(212.1)**	**(1,519.1)**	(13.1)	73.6	(49.6)
Gain on subordinated debt modification	**508.9**	**–**	–	–	–
Acquisition related gains	**169.2**	**–**	–	–	–
Other	**11.0**	**(29.5)**	15.6	(29.7)	22.2
Total	**$ 804.1**	**321.7%**	$ 190.7	(53.7)%	$ 412.3

Noninterest income for 2009 increased $613.4 million or 321.7% compared to 2008. The largest components of this increase were $169.2 million of acquisition related gains and the $508.9 million gain on subordinated debt modification, offset by $492.6 million of net impairment and valuation losses on securities. Fair value and nonhedge derivative income (loss) also increased $161.8 million. Noninterest income for 2008 decreased $221.6 million or 53.7% compared to 2007. The largest component of this decrease was a $158.9 million increase in impairment and valuation losses on securities. Other significant components contributing to the noninterest income decrease in 2008 included loan sales and servicing income, income from securities conduit, fair value and nonhedge derivative loss, and net equity securities gains.

Service charges and fees on deposit accounts increased $5.6 million in 2009 and $23.4 million in 2008. The increased fees for 2009 primarily related to the acquisitions previously discussed and reduced business deposit account earnings credits due to lower interest rates. The increase in 2008 was mainly due to the impact of fee increases across the Company, and reduced deposit account earnings credits due to lower interest rates.

Other service charges, commissions, and fees, which are comprised of Automated Teller Machine ("ATM") fees, insurance commissions, bankcard merchant fees, debit card interchange fees, cash management fees, lending commitment fees, syndication and servicing fees and other miscellaneous fees, decreased $11.2 million, or 6.7% from 2008, which was down 1.7% from 2007. The decrease in 2009 was due to lower lending related fees, official check fees, mutual fund commission fees and cash management related fees, offset by increased accounts receivable factoring fees. The decrease in 2008 was principally due to lower lending related fees and official check fees offset by increased accounts receivable factoring fees, debit card fees, and cash management related fees. The cash management fees include remote check imaging fees, third-party ACH transaction fees, and web-based medical claims transaction fees.

Trust and wealth management income for 2009 decreased 20.4% compared to 2008, which was up 3.3% compared to 2007. The decrease for 2009 was primarily due to lower fees from our trust and wealth management business resulting from lower balances of assets under management and lower 12b-1 mutual fund fees due to lower balances. The increase for 2008 was from modest organic growth in the trust and wealth management business, partially offset by declines in fees due primarily to declines in market values of a number of asset classes.

Capital markets and foreign exchange includes trading income, public finance fees, foreign exchange income, and other capital market related fees and increased 0.8% from 2008, which was up 14.4% from 2007. The increase in 2008 was primarily driven by increased trading income, partially offset by lower public finance fees.

Dividends and other investment income consists of revenue from the Company's bank-owned life insurance program and revenues from other investments. Revenues from other investments include dividends on FHLB stock, Federal Reserve Bank stock, and earnings from unconsolidated affiliates including certain alternative venture investments, and were $1.5 million in 2009, $15.6 million in 2008, and $23.0 million in 2007. The decreased income from other investments in 2009 is due to a $14.7 million decrease in earnings from Amegy's alternative investments program, a $14.4 million decrease in two investment funds, and a $5.7 million decrease in dividends from FHLB stock. These decreases were offset by a $13.6 million increase in equity in earnings of Farmer Mac and a $7.1 million increase in dividends and equity in earnings on other investments. The decreased income from other investments in 2008 is primarily due to a $14.1 million decrease in equity in earnings of Farmer Mac, offset by a $6.0 million increase in earnings from Amegy's alternative investments program. The decrease in earnings from Farmer Mac was mainly due to their losses in securities holdings in Lehman Brothers and Fannie Mae. Revenue from bank-owned life insurance programs was $25.1 million in 2009, $30.7 million in 2008, and $27.9 million in 2007.

Loan sales and servicing income includes revenues from securitizations of loans, gains and losses from sales of loans, as well as revenues that we earn through servicing loans that we sold to third parties. For 2009, loan sales and servicing income decreased 8.6% compared to 2008 and decreased 36.6% between 2008 and 2007. The decreased income in 2009 was primarily due to decreased servicing fees on small business loans resulting from the dissolution of loan securitizations in Lockhart during 2008, offset by increased gains on sold mortgage loans. The decreased income for 2008 is mainly due to reduced servicing fees on securitized small business loans. Upon dissolution of securitization trusts as described in "Termination of Off-Balance Sheet Arrangement" on page 103, these loans were recorded on Zions Bank's balance sheet and no longer serviced for investors.

Income from securities conduit decreased $4.4 million or 80.0% for 2009 compared to 2008 and decreased 69.8% between 2008 and 2007. This income represents fees we received from Lockhart, a QSPE securities conduit. The decrease in income is due to the termination of Lockhart. See "Termination of Off-Balance Sheet Arrangement" on page 103, "Liquidity Management Actions" on page 123, and Note 6 of the Notes to Consolidated Financial Statements for further information regarding securitizations and Lockhart.

Fair value and nonhedge derivative income (loss) consists of the following:

Schedule 10

FAIR VALUE AND NONHEDGE DERIVATIVE INCOME (LOSS)

(Amounts in millions)	2009	Percent change	2008	Percent change	2007
Nonhedge derivative income (loss)	**$111.9**	**409.1%**	$(36.2)	(139.7)%	$(15.1)
Fair value decreases on instruments elected under fair value option	**(0.9)**	**90.2**	(9.2)	–	–
Derivative fair value credit adjustments	**3.0**	**196.8**	(3.1)	–	–
Other	**(0.2)**	**(140.0)**	0.5	(37.5)	0.8
Total	**$113.8**	**337.1%**	$(48.0)	(235.7)%	$(14.3)

During 2009, $104.7 million was accelerated from other comprehensive income to earnings related to certain terminated cash flow hedging relationships. The losses on nonhedge derivatives for 2008 and 2007 resulted from decreasing spreads between LIBOR and the prime rate during the second half of 2007. In an effort to employ the most liquid instrument available for Zions' hedging program and execute transactions with the most economically favorable terms, it has been Zions' practice to use LIBOR as the floating index on swaps executed with external counterparties. As a significant portion of the Company's loan assets are prime rate floating loans, many of the Company's swaps are structured with a prime floating rate. In conjunction with the execution of swaps in which the Company receives a fixed rate and pays prime, Zions also executes a swap in which it pays LIBOR plus a spread and receives prime. The Company therefore has chosen to retain the prime-LIBOR basis risk in this hedging activity.

Net equity securities losses in 2009 were $1.8 million, compared to net gains of $0.8 million in 2008 and $17.7 million in 2007. Net losses for 2009 included gains of $4.4 million on various investments, offset by a $3.5 million impairment loss on the Company's investment in a public company, and net losses of $2.7 million on venture capital equity investments. Net gains for 2008 included a $12.4 million gain on the VISA stock redemption, a $7.7 million gain on the sale of an interest in a mutual fund management company, an $11.0 million impairment loss on the Company's investment in Farmer Mac, and net losses of $8.4 million on venture capital equity investments.

Net impairment losses on investment securities and valuation losses on securities purchased were $492.6 million in 2009, compared to $317.1 million in 2008 and $158.2 million in 2007. The 2009 losses included net impairment losses of $280.5 million for certain CDOs, including bank and insurance CDOs, ABS CDOs, and REIT trust preferred CDOs. The valuation losses in 2009 consist of $187.9 million from purchases of securities from Lockhart, prior to fully consolidating Lockhart in June 2009, and $24.2 million for valuation adjustments to auction rate securities purchased from customers during the first quarter of 2009. The 2008 losses consisted of impairment losses of $304.0 million on ABS, REIT trust preferred, and bank and insurance trust preferred CDOs and valuation losses of $13.1 million on securities purchased from Lockhart. See "Other-than-Temporary-Impairment – Debt Investment Securities" on page 42, "Investment Securities Portfolio" on page 91, and "Termination of Off-Balance Sheet Arrangement" on page 103 for further discussion.

In 2009, the Company recorded a gain on subordinated debt modification of $508.9 million. The Company exchanged approximately $0.2 billion of subordinated notes for new notes with the same terms. The remaining $1.2 billion of subordinated notes were modified to permit conversion on a par for par basis into either the Company's Series A or Series C preferred stock.

Acquisition related gains were $169.2 million which resulted from the Company's acquisition of failed banks from the FDIC with loss sharing agreements. The Company recognized $146.5 million in gains resulting from the acquisition of Vineyard Bank, a failed financial institution acquired from the FDIC on July 17, 2009. The gains resulted from the acquisition of assets that had fair values in excess of the fair value of liabilities assumed. The Company also recognized acquisitions related gains of $22.7 million from the acquisition of the failed Alliance Bank on February 6, 2009 by California Bank & Trust and Great Basin Bank on April 17, 2009 by Nevada State Bank. The acquisitions involved loss sharing arrangements with the FDIC.

Other noninterest income for 2009 was $11.0 million, compared to $15.6 million for 2008 and $22.2 million for 2007. The decrease in 2009 and 2008 included reduced remote deposit scanner sales to third party financial institutions.

Noninterest Expense

Noninterest expense for 2009 increased 13.3% over 2008, which was 5.0% higher than in 2007. The 2009 increase was impacted by the increased provision for unfunded lending commitments, other real estate expense, and credit related expenses due to the deterioration in the Company's loan credit quality. Additionally, FDIC expense increased due to the higher premiums the FDIC has assessed on the Company's banks. Excluding these expenses, noninterest expense decreased $29.5 million or 2.1% from 2008. Schedule 11 summarizes the major components of noninterest expense and provides a comparison of the components over the past three years.

Schedule 11

NONINTEREST EXPENSE

(Amounts in millions)	2009	Percent change	2008	Percent change	2007
Salaries and employee benefits	**$ 818.8**	**1.0%**	$ 810.5	1.3%	$ 799.9
Occupancy, net	**112.2**	**(1.8)**	114.2	6.3	107.4
Furniture and equipment	**99.9**	**(0.2)**	100.1	3.7	96.5
Other real estate expense	**110.8**	**119.8**	50.4	1,045.5	4.4
Legal and professional services	**37.2**	**(18.2)**	45.5	3.9	43.8
Postage and supplies	**32.0**	**(14.7)**	37.5	2.7	36.5
Advertising	**23.0**	**(25.1)**	30.7	14.1	26.9
FDIC premiums	**100.5**	**405.0**	19.9	206.2	6.5
Amortization of core deposit and other intangibles	**31.7**	**(4.5)**	33.2	(26.1)	44.9
Provision for unfunded lending commitments	**65.5**	**4,578.6**	1.4	(22.2)	1.8
Other	**239.9**	**3.6**	231.6	(1.9)	236.0
Total	**$1,671.5**	**13.3%**	$1,475.0	5.0%	$1,404.6

The Company's efficiency ratio was 61.3% for 2009, compared to 67.5% for 2008 and 60.5% for 2007. The efficiency ratio has been significantly impacted due to the previously discussed impairment and valuation losses on securities, acquisition related gains, and the gain on subordinated debt modification.

Salary costs for 2009 decreased 2.0% from 2008, which were up 4.2% from 2007. The decreases for 2009 resulted mainly from reduced variable pay and staff reductions. The increases for 2008 resulted mainly from merit pay salary increases offset by reductions in variable pay. The salary costs for 2009 also included share-based compensation expense of approximately $29.8 million, down from $31.8 million for 2008. Employee health and insurance benefits for 2009 increased 37.9% from 2008, which decreased 10.5% from 2007. Employee health and insurance expense for 2009 increased mainly due to higher health care costs from catastrophic claims. Employee health and insurance expense for 2008 included an adjustment which reduced expense by approximately $3.0 million to reflect the elimination of a health insurance benefit. Retirement expense for 2009 increased primarily due to pension expenses. Retirement expense for 2008 decreased primarily because no accrual was required for the Company's profit sharing plan. Salaries and employee benefits are shown in greater detail in Schedule 12.

Schedule 12

SALARIES AND EMPLOYEE BENEFITS

(Dollar amounts in millions)	2009	Percent change	2008	Percent change	2007
Salaries and bonuses	**$ 692.3**	**(2.0)%**	$ 706.5	4.2%	$ 678.1
Employee benefits:					
Employee health and insurance	**52.0**	**37.9**	37.7	(10.5)	42.1
Retirement	**30.0**	**45.6**	20.6	(43.3)	36.3
Payroll taxes and other	**44.5**	**(2.6)**	45.7	5.3	43.4
Total benefits	**126.5**	**21.6**	104.0	(14.6)	121.8
Total salaries and employee benefits	**$ 818.8**	**1.0 %**	$ 810.5	1.3%	$ 799.9
Full-time equivalent ("FTE") employees at December 31	**10,529**	**(4.4)%**	11,011	0.7%	10,933

Other real estate expense increased to $110.8 million, compared $50.4 million for 2008 and $4.4 million for 2007. The increase is primarily due to increased OREO balances and write-downs resulting from declining property values, mainly in Utah and Nevada.

Legal and professional services decreased $8.3 million or 18.2% compared to 2008, which was up 3.9% from 2007. The decrease in 2009 was primarily driven by a reduction in the use of technology related consultants and professional services.

Postage and supplies expense decreased $5.5 million or 14.7% compared to 2008, which was up 2.7% from 2007. The decrease in 2009 was primarily driven by cost reduction measures implemented by the Company.

FDIC premiums for 2009 increased $80.6 million or 405.0% compared to 2008, which was up 206.2% from 2007 due to increased premium rates and a "one-time" special assessment charged by the FDIC. We expect this expense to remain elevated in 2010.

The provision for unfunded lending commitments was $65.5 million for 2009 compared to $1.4 million for 2008. See "Provisions for Credit Losses" on page 57 for further discussion.

Other noninterest expense for 2009 increased $8.3 million or 3.6% compared to 2008, which was down 1.9% from 2007. The increase in 2009 was primarily due to increased credit-related expenses of $20.9 million, offset by reductions in travel expense, other operational losses, and scanner equipment expense. During 2008 the Company reduced the Visa litigation accrual by $5.6 million as a result of Visa funding a litigation escrow account and settling certain covered litigation.

Impairment Losses on Goodwill

During 2009, goodwill impairment analysis completed in the first and fourth quarters resulted in total impairment losses on goodwill of $636.2 million, almost entirely at Amegy. The annual goodwill impairment analysis completed in the fourth quarter of 2008 resulted in total impairment losses on goodwill of $353.8 million at the NBA, Vectra, NSB, and P5 reporting units.

The primary causes of the impairment losses on goodwill in 2009 and 2008 at the Company's banking reporting units were declines in market values of comparable companies, and reduced earnings at the reporting units, which resulted primarily from deterioration in credit quality of loan portfolios. See "Accounting for Goodwill" on page 45 for further discussion of the goodwill impairment.

Foreign Operations

Six of our subsidiary banks each operate a foreign branch in Grand Cayman, Grand Cayman Islands, B.W.I. The branches only accept deposits from qualified domestic customers. While deposits in these branches are not subject to FRB reserve requirements or FDIC insurance premiums, there are no federal or state income tax benefits to the Company or any customers as a result of these operations.

Foreign deposits at December 31, 2009, 2008 and 2007 totaled $1.7 billion, $2.6 billion and $3.4 billion, respectively, and averaged $2.0 billion for 2009, $3.2 billion for 2008, and $2.7 billion for 2007. All of these foreign deposits were related to domestic customers of the banks. See Schedule 35 on page 100 for foreign loans outstanding.

Income Taxes

The Company's income tax benefit for 2009 was $401.3 million, compared to an income tax benefit of $43.4 million for 2008 and income tax expense of $235.7 million for 2007. The Company's effective income tax rates, including the effects of noncontrolling interests, were 24.8% in 2009, 14.0% in 2008, and 32.3% in 2007. The 2009 average effective tax rate was higher than in 2008 primarily due to the smaller impact of nondeductible goodwill impairment charges in proportion to overall net taxable loss. See Note 15 of the Notes to Consolidated Financial Statements for more information on income taxes.

The average effective tax rate in 2008 was lower than in 2007 mainly because of the nondeductible goodwill impairment charges. Increased securities impairment charges, loan loss provision, and OREO charge-downs recorded in 2008 also affected taxable loss, thereby increasing the impact of nontaxable income relative to total loss. During 2008, the Company reduced its liability for unrecognized tax benefits by approximately $9.6 million, net of any federal and/or state tax benefits. Of this reduction, $5.2 million decreased the Company's tax expense for 2008 and $4.4 million reduced tax-related balance sheet accounts.

In 2004, the Company signed an agreement that confirmed and implemented its award of a $100 million allocation of tax credit authority under the Community Development Financial Institutions Fund set up by the U.S. Government. Under the program, Zions has invested $100 million as of December 31, 2009 in a wholly-owned subsidiary which makes qualifying loans and investments. In return, Zions receives federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. Income tax expense was reduced by $5.9 million for 2009, $5.8 million for 2008, and $5.6 million for 2007 as a result of these tax credits. We expect that we will be able to reduce the Company's federal income tax payments by a total of $39 million over the life of this award, which is expected to run from 2004 through 2013.

BUSINESS SEGMENT RESULTS

The Company manages its banking operations and prepares management reports with a primary focus on geographical area. Segments, other than the "Other" segment, that are presented in the following discussion are based on geographical banking operations. The Other segment includes the Parent, Zions Management Services Company ("ZMSC"), nonbank financial service and financial technology subsidiaries, other smaller nonbank operating units, TCBO, which was opened during the fourth quarter of 2005 and is not yet significant, and eliminations of intercompany transactions.

During 2009 Zions Bank, CB&T and NSB sold at fair value to the Parent investment securities with an amortized cost of $572 million and recorded $75.8 million, $288.1 million and $11.8 million, respectively, of fixed income securities losses. In the following schedules presenting operating segment information, these losses are included in "Loss on sale of investment securities to Parent" of the respective subsidiary. The elimination of these losses is included in "Elimination of loss on sale of investment securities to Parent" for the Other segment. For 2009, these transactions increased the net loss applicable to controlling interest at Zions Bank, CB&T and NSB by $46.8 million, $166.9 million and $7.7 million, respectively.

Operating segment information is presented in the following discussion and in Note 22 of the Notes to Consolidated Financial Statements. The accounting policies of the individual segments are the same as those of the Company. The Company allocates centrally provided services to the business segments based upon estimated or actual usage of those services.

Zions Bank

Zions Bank is headquartered in Salt Lake City, Utah and is primarily responsible for conducting the Company's operations in Utah and Idaho. Zions Bank is the 2nd largest full-service commercial bank in Utah and the 4th largest in Idaho, as measured by domestic deposits in the state. Zions Bank operates 122 full-service traditional branches and 7 banking centers in grocery stores. During the first quarter of 2009, Zions Bank exited 21 banking centers in grocery stores and opened 8 new traditional branches. The leases on these banking centers were assumed by another bank and all loans and deposits were transferred to nearby Zions Bank traditional branches. Zions Bank includes most of the Company's Capital Markets operations, which include Zions Direct, Inc., fixed income trading, correspondent banking, public finance, trust and investment advisory services, and liquidity and hedging services for Lockhart until its termination in September 2009. Zions Bank also includes Western National Trust Company. On January 1, 2008, Welman Holdings, Inc. ("Welman"), the parent of Contango Capital Advisors, Inc. ("Contango"), became a subsidiary of the Parent. Results of operations for Zions Bank for 2007 include Welman. In 2007, Welman experienced after-tax losses of $8.8 million.

Utah's unemployment rate was 6.7% at December 31, 2009, compared to the national rate of 10%, with most job losses over the last 18 months occurring in construction and manufacturing. Utah's economy is also seeing weakness in areas such as trade, transportation and utilities and professional and business services. Housing prices in Utah were down 10.5% in the third quarter of 2009 compared to the third quarter of 2008, which ranks the state 48th in the nation in home price decline. In 2009, Idaho's unemployment rate was 9.1% in December compared to 6.1% in December of 2008. Like Utah, the majority of job losses in Idaho are attributable to overall economic decline in the construction and manufacturing sectors. Idaho housing starts dropped 26% from 2008 but are stabilizing and expected to reach 16,400 units by 2013. Attractive living costs and world-class recreational opportunities should assist Idaho's economy in 2010.

Schedule 13

ZIONS BANK

(In millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$ 690.4**	662.5	551.4
Net impairment losses on investment securities	**(35.2)**	(79.4)	(10.1)
Valuation losses on securities purchased	**(203.0)**	(13.1)	(49.6)
Loss on sale of investment securities to Parent	**(75.8)**	–	–
Other noninterest income	**199.3**	207.3	236.8
Total revenue	**575.7**	777.3	728.5
Provision for loan losses	**400.4**	163.1	39.1
Noninterest expense	**522.5**	463.4	463.2
Income (loss) before income taxes	**(347.2)**	150.8	226.2
Income tax expense (benefit)	**(144.4)**	44.0	72.2
Net income (loss) applicable to noncontrolling interests	**0.1**	0.1	0.2
Net income (loss) applicable to controlling interest	**$ (202.9)**	106.7	153.8
YEAR-END BALANCE SHEET DATA			
Total assets	**$17,652**	20,778	18,446
Total securities	**1,963**	1,698	2,039
Net loans and leases	**13,990**	14,684	12,910
Allowance for loan losses	**359**	214	133
Goodwill, core deposit and other intangibles	**20**	20	24
Noninterest-bearing demand deposits	**2,490**	2,198	2,445
Total deposits	**13,823**	16,118	11,644
Preferred equity	**460**	250	–
Common equity	**1,282**	1,044	1,048

Zions Bank had a net loss of $202.9 million in 2009 compared to net income of $106.7 million for 2008 and net income of $153.8 million for 2007. The increase in the provision for loan losses of $237.3 million, the increase in impairment and valuation losses on securities of $145.7 million together with $75.8 million of losses on securities sold to the Parent were the main factors causing the decrease in earnings.

Nonperforming assets were $772.7 million at December 31, 2009 compared to $412.4 million one year ago, an increase of $360.3 million or 87.4%. This deterioration can mainly be attributed to real estate loans, including owner-occupied loans, which account for 87.4% of nonperforming loans. Nonperforming loans secured by owner-occupied properties increased $154.3 million in 2009. Nonperforming assets to net loans and other real estate owned at December 31, 2009 was 5.45% compared to 2.79% at December 31, 2008.

Net loan and lease charge-offs were $255.1 million for 2009 compared to $75.4 million for 2008 and $14.0 million for 2007. Total real estate secured net loan charge-offs were $158.9 million or 62.3% of total net charge-offs, including $85.9 million of net charge-offs related to construction and land development loans. Remaining net charge-offs are composed of $72.6 million in commercial loans and $23.6 million in consumer loans. The provision for loan losses was $400.4 million for 2009 compared to $163.1 million for 2008 and $39.1 million for 2007.

The ratio of the allowance for loan losses to net loans and leases was 2.57%, 1.45% and 1.03% at December 31, 2009, 2008 and 2007, respectively.

Net interest income at Zions Bank for 2009 increased $27.9 million or 4.2%. Average earning assets in 2009 compared to 2008 were up $1.3 billion or 7.2%. Average money market and securities balances increased $1.0

billion and average loans increased $0.3 billion in 2009. During 2009, $678 million in securities were purchased as required by the Liquidity Agreement between Zions Bank and Lockhart. The net interest margin was 3.68% for 2009, compared to 3.77% for 2008 and 3.90% for 2007. The biggest driver of margin compression has been the increase in nonperforming assets and the large increase in low yielding money market and investment securities.

Other noninterest income for 2009 was $199.3 million, $207.3 million in 2008 and $236.8 million in 2007. Trading income was up $5.1 million in 2009 and up $8.6 million in 2008 from 2007. Income from securities conduit declined $4.4 million in 2009 and $12.7 million in 2008 compared to 2007. Nonhedge derivatives losses were $26.7 million in 2009, $28.6 million in 2008 and $15.0 million in 2007. Trust income was down $2.3 million in 2009 from 2008 and flat in 2008 compared with 2007. Wealth Management income was down $2.0 million in 2009 compared to 2008 and down $6.4 million in 2008 from 2007. The majority of this decrease is attributable to Contango Capital Advisors which became a subsidiary of the Parent in January 2008. Contango contributed $6.9 million in noninterest income in 2007 to Zions Bank, while its results are included in the "Other" segment for 2008 and 2009. Public Finance income was essentially flat in 2009 compared to 2008 but declined $4.5 million from 2007. Loan sales and servicing income was down $0.4 million in 2009 from 2008 and $13.3 million in 2008 compared to 2007. In 2008, Zions Bank also received income from the redemption of VISA stock which contributed $7.8 million in equity security gains.

Noninterest expense was $522.5 million in 2009, $463.4 million in 2008 and $463.2 million in 2007. Noninterest expense for 2009 increased $59.1 million or 12.8% from 2008. Increases for 2009 included a $39.4 million or 241.9% increase in credit related and other real estate owned expenses. FDIC premiums increased $27.6 million or 385.9% compared to 2008. This increase is due to increased rates and a "one-time" assessment charged by the FDIC. Advertising expense was down $5.0 million and legal and professional services were down $3.7 million in 2009. The efficiency ratio was 89.10% for 2009, as compared to 59.04% for 2008 and 62.82% for 2007. The change in the efficiency ratio was mainly due to the increase in securities losses and increases in FDIC insurance, credit and other real estate owned expenses.

Schedule 14

ZIONS BANK

(Dollar amounts in millions)	2009	2008	2007
PERFORMANCE RATIOS			
Return on average assets	**(0.98)%**	0.55%	0.98%
Return on average common equity	**(17.83)%**	9.90%	15.04%
Efficiency ratio	**89.10%**	59.04%	62.82%
Net interest margin	**3.68%**	3.77%	3.90%
RISK-BASED CAPITAL RATIOS			
Tier 1 leverage	**8.84%**	6.91%	6.22%
Tier 1 risk-based capital	**10.29%**	8.32%	6.84%
Total risk-based capital	**11.52%**	11.33%	10.75%
CREDIT QUALITY			
Provision for loan losses	**$ 400.4**	163.1	39.1
Net loan and lease charge-offs	**255.1**	75.4	14.0
Ratio of net charge-offs to average loans and leases	**1.77%**	0.53%	0.12%
Allowance for loan losses	**$ 359**	214	133
Ratio of allowance for loan losses to net loans and leases	**2.57%**	1.45%	1.03%
Nonperforming assets	**$ 772.7**	412.4	45.0
Ratio of nonperforming assets to net loans and leases and other real estate owned	**5.45%**	2.79%	0.35%
Accruing loans past due 90 days or more	**$ 53.0**	83.5	36.5
Ratio of accruing loans past due 90 days or more to net loans and leases	**0.38%**	0.57%	0.28%
OTHER INFORMATION			
Full-time equivalent employees	**2,345**	2,525	2,668
Domestic offices:			
Traditional branches	**122**	112	109
Banking centers in grocery stores	**7**	29	29
Foreign office	**1**	1	1
Total offices	**130**	142	139
ATMs	**149**	176	184

Net loans and leases contracted $694 million or 4.7% in 2009 compared to 2008. Commercial lending decreased by $436 million, consumer lending was down $354 million and commercial real estate increased $82 million. Of the $82 million increase in commercial real estate, construction and land development declined $195 million while commercial term real estate increased $277 million in 2009.

Total deposits decreased $2.3 billion in 2009 compared to 2008. The large decrease in 2009 deposits came from brokered deposits which were down $1.1 billion, and foreign deposits that were down $1.0 billion. Noninterest-bearing demand deposits increased $292 million in 2009 compared to 2008. The retail branch network had significant core deposit growth in 2009. The ratio of noninterest-bearing demand deposits to total deposits was 18.0% in 2009, 13.6% in 2008 and 21.0% in 2007.

Total securities increased $265 million or 15.6% in 2009 compared to 2008. The change mainly came from Zions Bank purchasing $678 million of securities from Lockhart. Zions Bank sold at fair value investment securities with an amortized cost of $138 million to the Parent in 2009.

The bank continued to be well capitalized in 2009. Its total risk-based capital ratio was 11.52% at December 31, 2009, 11.33% at December 31, 2008 and 10.75% at December 31, 2007. The increase in the total risk-based capital ratio for 2009 was mainly due to the issuance of qualifying Tier 1 capital preferred stock of $210 million to the Parent, a $305 million net decrease of qualifying Tier 2 capital subordinated debt due to the Parent, a $120 million capital contribution from the Parent, $275 million of capital in the form of loans and securities contributed to Zions Bank from the Parent, and net loss of $202.9 million.

During 2009, Zions Bank ranked as Utah's top SBA 7(a) lender for the 16th consecutive year and ranked 1st in Idaho's Boise District for the eighth consecutive year.

California Bank & Trust

California Bank & Trust is headquartered in San Diego, California, and is the twelfth largest full-service commercial bank in California as measured by domestic deposits in the state. CB&T operates 106 full-service traditional branches throughout the state. CB&T's regional structure allows decision-making to remain as close as possible to the customer, facilitating reasoned and rapid response with an understanding of the local marketplace. These regions include San Diego, Los Angeles, Orange County, San Francisco, Sacramento, Central Valley, San Bernardino and Riverside. CB&T plans to continue its core business of relationship banking by providing commercial, real estate and consumer lending, depository services, international banking, cash management and community development services. During 2009, CB&T acquired certain assets and liabilities of Alliance Bank and Vineyard Bank from the FDIC as receiver of those two failed banks. Prior to the purchase accounting adjustments, the two FDIC-assisted transactions had approximately $2.7 billion of assets, including $2.3 billion of loans and $2.5 billion of deposits. The loans and other real estate acquired are covered by loss share agreements with the FDIC.

California represents approximately 13% of the nation's gross domestic product. Like other parts of the country, California in 2009 experienced significant declines in real estate values and one of the worst recessions in recent times. Its unemployment rate was 12.4% in December 2009. The state government is facing a current budget deficit of approximately $20 billion. An economic turnaround is not likely to happen quickly. However, there are some modest signs of stabilization. For example, median home prices statewide have stopped falling after 27 months of year-over-year declines.

Schedule 15

CALIFORNIA BANK & TRUST

(In millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$ 465.3**	414.3	434.8
Net impairment losses on investment securities	**(31.8)**	(118.0)	(79.2)
Loss on sale of investment securities to Parent	**(288.1)**	–	–
Acquisition related gains	**152.7**	–	–
Other noninterest income	**152.8**	82.6	87.3
Total revenue	**450.9**	378.9	442.9
Provision for loan losses	**251.5**	82.9	33.5
Noninterest expense	**295.2**	239.0	230.8
Income (loss) before income taxes	**(95.8)**	57.0	178.6
Income tax expense (benefit)	**(45.6)**	18.4	71.2
Net (loss) income	**$ (50.2)**	38.6	107.4
YEAR-END BALANCE SHEET DATA			
Total assets	**$11,097**	10,137	10,156
Total securities	**292**	654	951
Net loans and leases	**8,951**	7,861	7,792
Allowance for loan losses	**223**	116	105
Goodwill, core deposit and other intangibles	**396**	386	390
Noninterest-bearing demand deposits	**3,119**	2,338	2,509
Total deposits	**9,760**	7,964	8,082
Preferred equity	**262**	158	–
Common equity	**1,120**	1,097	1,067

Net income for CB&T decreased $88.8 million to a net loss of $50.2 million for 2009 compared to net income of $38.6 million for 2008 and $107.4 million for 2007. The decrease in net income was primarily due to losses on investment securities and the increase in the provision for loan losses, offset by the gains on the FDIC-assisted acquisitions of Alliance Bank and Vineyard Bank.

Nonperforming assets, excluding FDIC-supported assets, were $261.6 million at December 31, 2009 compared to $147.0 million one year ago, an increase of $114.6 million or 78.0%. Nonperforming assets are comprised of nonaccrual loans of $238.1 million and foreclosed real estate of $23.5 million for 2009 compared to $135.0 million of nonaccrual loans and $12.0 million of foreclosed real estate in 2008. The majority of the increase in nonaccrual loans is in commercial and industrial, owner occupied commercial real estate (including SBA 504 loans), and investor commercial real estate loans. Nonperforming assets (excluding FDIC-supported assets) to net loans and other real estate owned at December 31, 2009 was 3.43% compared to 1.87% at December 31, 2008.

Net loan and lease charge-offs were $144.4 million for 2009 compared to $61.8 million for 2008 and $23.1 million for 2007. Net loan and lease charge-offs in 2009 were comprised primarily of commercial and industrial, and commercial real estate loans. The provision for loan losses was $251.5 million for 2009 compared to $82.9 million for 2008 and $33.5 million for 2007. The ratio of the allowance for loan losses to net loans and leases excluding FDIC-supported loans was 2.94% and 1.48% at December 31, 2009 and 2008, respectively.

Net interest income for 2009 increased $51.0 million or 12.3%. This increase resulted primarily from the increase in earning assets from the acquisitions of Alliance Bank and Vineyard Bank and the improvement in the net interest margin. The net interest margin was 4.88% for 2009, compared to 4.51% for 2008 and 4.76% for

2007. The net interest margin improvement resulted primarily from increased spreads on loans, the lower cost of deposits and repayment of higher cost long-term debt.

CB&T recognized net impairment losses on CDOs of $31.8 million in 2009 compared to $118.0 million in 2008 and $79.2 million in 2007. In addition, CB&T recognized losses of $288.1 million on sales of CDOs to the Parent. The acquisition of assets and liabilities of Alliance Bank and Vineyard Bank in 2009 resulted in the recognition of acquisition related gains of $152.7 million.

Other noninterest income for 2009 increased $70.2 million to $152.8 million compared to $82.6 million for 2008 and $87.3 million for 2007. The largest changes in noninterest income were a $72.1 million increase in fair value and nonhedge derivative income related to the early termination of interest rate hedges and hedge ineffectiveness on outstanding cash flow hedging relationships and a $3.1 million increase in service charges on deposit accounts, offset by a $4.8 million decrease in other service charges, commissions, and fees, and a $1.3 million decrease in dividend income.

Noninterest expense for 2009 increased $56.2 million or 23.5% to $295.2 million from $239.0 million for 2008 and $230.8 million for 2007. Increases for 2009 include a $7.8 million or 151.2% increase in credit related and other real estate owned expenses. FDIC premiums were up $18.6 million due to increased rates and a "one-time" assessment charged by the FDIC as well as overall deposit growth. Salaries and employee benefits increased $17.5 million due to the impact of increased employees coming from FDIC-assisted acquisitions of Alliance Bank and Vineyard Bank. The efficiency ratio was 65.42% for 2009, compared to 63.03% for 2008 and 52.07% for 2007.

Schedule 16

CALIFORNIA BANK & TRUST

(Dollar amounts in millions)	2009	2008	2007
PERFORMANCE RATIOS			
Return on average assets	**(0.46)%**	0.38%	1.06%
Return on average common equity	**(4.41)%**	3.59%	9.83%
Efficiency ratio	**65.42%**	63.03%	52.07%
Net interest margin	**4.88%**	4.51%	4.76%
RISK-BASED CAPITAL RATIOS			
Tier 1 leverage	**8.81%**	8.77%	6.97%
Tier 1 risk-based capital	**10.25%**	8.33%	7.33%
Total risk-based capital	**11.51%**	11.05%	11.58%
CREDIT QUALITY			
Provision for loan losses	**$251.5**	82.9	33.5
Net loan and lease charge-offs	**144.4**	61.8	23.1
Ratio of net charge-offs to average loans and leases	**1.85%**	0.78%	0.29%
Allowance for loan losses	**$ 223**	116	105
Ratio of allowance for loan losses to net loans and leases excluding FDIC-supported loans	**2.94%**	1.48%	1.35%
Nonperforming assets, excluding FDIC-supported assets	**$261.6**	147.0	62.3
Ratio of nonperforming assets, excluding FDIC-supported assets to net loans and leases and other real estate owned	**3.43%**	1.87%	0.80%
Accruing loans past due 90 days or more, excluding FDIC-supported loans	**$ 11.9**	7.4	13.0
Ratio of accruing loans past due 90 days or more, excluding FDIC-supported loans to net loans and leases	**0.16%**	0.09%	0.17%
OTHER INFORMATION			
Full-time equivalent employees	**1,653**	1,474	1,572
Domestic offices:			
Traditional branches	**106**	90	90
Foreign office	**1**	1	–
Total offices	**107**	91	90
ATMs	**120**	103	103

Net loans and leases increased $1,090 million or 13.9% in 2009 compared to 2008. However, excluding the acquisitions of Alliance Bank and Vineyard Bank, loans decreased $260 million or 3.3% in 2009 compared to 2008. The decrease was comprised of $140 million in commercial lending and $440 million of construction and land development loans, offset by increases of $283 million in commercial real estate term loans and $39 million in consumer loans. CB&T continues to diversify its credit risks by reducing construction and land development loans. CB&T expects modest net loan growth, as growth in organically generated loans is expected to be offset by reductions in balances resulting from workouts of the FDIC-supported loan portfolios. CB&T continues to focus on growing the commercial and small business loan portfolios, while managing credit risk.

Total deposits increased $1,796 million or 22.6% in 2009 compared to 2008. Contributions to this increase were the acquisitions of Alliance Bank and Vineyard Bank of $930 million, organic growth of $464 million and foreign deposit growth of $402 million. The ratio of noninterest-bearing demand deposits to total deposits was 32.0% in 2009 and 29.4% in 2008. CB&T believes the increase in the ratio was due to the desire of depositors to carry larger balances in fully FDIC-insured noninterest-bearing accounts. CB&T expects the ratio to decline in 2010 when the FDIC removes the unlimited insurance feature. CB&T does not generally rely on or solicit brokered deposits. At December 31, 2009 brokered deposits were $40 million compared to $2 million at December 31, 2008. The year-end 2009 balances consisted entirely of brokered time deposits acquired from Alliance Bank.

Total securities declined $362 million or 55.4% to $292 million in 2009 compared to $654 million in 2008. The change was driven primarily by the sale of CDOs to the Parent.

The Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios all improved at December 31, 2009 compared to December 31, 2008 due to a combination of higher Tier 1 capital and lower risk-weighted assets. Tier 1 capital increased as a result of a $25 million capital infusion and the conversion of $154.5 million of Tier 2 capital to Tier 1 capital, offset by the net loss for the year.

Amegy Corporation

Amegy is headquartered in Houston, Texas and operates Amegy Bank, the 6th largest full-service commercial bank in Texas as measured by domestic deposits in the state. Amegy offers 69 full-service traditional branches and two banking centers in grocery stores in the Houston metropolitan area, six traditional branches in the Dallas metropolitan area and five traditional branches in San Antonio. Amegy also operates a mortgage company ("Amegy Mortgage Company"), a broker-dealer ("Amegy Investments"), an insurance agency ("Amegy Insurance Agency"), and a trust and private banking group.

The Texas economy – the world's 12th largest – continued to fare better than others in the nation, but did feel the effects of the recession in 2009. Texas lost 275,900 jobs in 2009 compared to the nation's 4.2 million job losses during the same period. Amegy's three primary markets – Houston, Dallas, and San Antonio – all experienced a small decline in employment of about 1%, but they and other markets within the state have continued to keep Texas's unemployment rate below the national average for 36 consecutive months. Recognized as an leading international business center, the Houston Metropolitan Statistical Area ("MSA") reported total jobs for December 2009 at 2.6 million. The Dallas-Fort Worth-Arlington MSA, which is driven by the trade, transportation and utilities industries, reported 2.9 million jobs while a strong healthcare industry strongly influenced San Antonio's job count of nearly 850,000.

Schedule 17

AMEGY CORPORATION

(In millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$ 385.7**	370.1	331.3
Valuation losses on securities purchased	**(7.5)**	–	–
Other noninterest income	**136.1**	192.9	126.7
Total revenue	**514.3**	563.0	458.0
Provision for loan losses	**406.1**	71.9	21.2
Noninterest expense	**345.6**	305.2	295.6
Impairment loss on goodwill	**633.3**	–	–
Income (loss) before income taxes	**(870.7)**	185.9	141.2
Income tax expense (benefit)	**(90.3)**	60.5	46.7
Net income (loss) applicable to noncontrolling interests	**–**	0.3	0.1
Net income (loss) applicable to controlling interest	**$ (780.4)**	125.1	94.4
YEAR-END BALANCE SHEET DATA			
Total assets	**$11,145**	12,406	11,675
Total securities	**850**	693	895
Net loans and leases	**8,262**	9,027	7,811
Allowance for loan losses	**379**	116	68
Goodwill, core deposit and other intangibles	**685**	1,334	1,355
Noninterest-bearing demand deposits	**3,743**	2,709	2,243
Total deposits	**8,880**	8,625	8,058
Preferred equity	**376**	80	–
Common equity	**1,435**	2,049	1,932

Amegy had a net loss of $780.4 million for 2009 compared to net income of $125.1 million for 2008 and net income of $94.4 million for 2007. The net loss for the year was primarily due to a $633.3 million impairment loss on goodwill taken in the first quarter of 2009, along with a 464.8% increase in the provision for loan losses. The impairment loss on goodwill was primarily due to declines in market values of comparable companies and the lower short-term earnings potential of Amegy itself. The increase in the provision for loan losses was due to deterioration in the credit quality of the loan portfolio as a result of the difficult economic environment.

Nonperforming assets were $549.5 million at December 31, 2009 compared to $56.7 million one year ago, an increase of $492.8 million or 869.1%. The increase in nonperforming assets primarily was due to deterioration in the construction and land development segment of the loan portfolio. Nonperforming assets to net loans and other real estate owned at December 31, 2009 was 6.52% compared to 0.62% at December 31, 2008.

Net loan and lease charge-offs were $143.2 million for 2009 compared with $24.1 million for 2008 and $9.0 million for 2007. Net loan and lease charge-offs in 2009 were primarily in the construction and land development loan portfolio. The loan loss provision was $406.1 million for 2009 compared to $71.9 million for 2008 and $21.2 million for 2007. The ratio of the allowance for loan losses to net loans and leases was 4.58% at December 31, 2009 compared to 1.28% and 0.87% at December 31, 2008 and 2007, respectively.

Net interest income increased by 4.2% for 2009 due to a 4.7% or $450 million increase in average earning assets. The net interest margin was 3.90% for 2009, compared to 3.92% for 2008 and 4.13% for 2007.

Other noninterest income decreased 29.4% to $136.1 million compared to $192.9 million for 2008 and $126.7 million for 2007. The largest decreases in noninterest income were a $25.5 million or 65.6% decline in fair value and nonhedge derivative income recognized in 2008 related to the early termination of interest rate hedges and hedge ineffectiveness on outstanding cash flow hedging relationships, and a $13.0 million or 144.2% decrease in income on other equity investments.

Noninterest expense increased $40.4 million or 13.2% from 2008. Increases for 2009 included a $37.2 million increase in the provision for losses on unfunded lending commitments, a $17.1 million or 370.7% increase in the cost of FDIC insurance and a $4.4 million, or 427.8% increase in expenses related to other real estate owned properties. These increases were partially offset by an expense reduction program which produced decreases in most operating expense categories. The largest decreases were $9.4 million or 6.8% in salaries and benefits, $4.1 million or 17.3% in occupancy expenses and $2.5 million or 46.7% in advertising. The efficiency ratio deteriorated to 66.60% in 2009 from 53.80% in 2008 and 63.83% in 2007. The change in the efficiency ratio was due to both the decrease in noninterest income and to the increase in noninterest expenses.

Schedule 18

AMEGY CORPORATION

(Dollar amounts in millions)	2009	2008	2007
PERFORMANCE RATIOS			
Return on average assets	**(6.64)%**	1.04%	0.91%
Return on average common equity	**(48.87)%**	6.28%	5.10%
Efficiency ratio	**66.60%**	53.80%	63.83%
Net interest margin	**3.90%**	3.92%	4.13%
RISK-BASED CAPITAL RATIOS[1]			
Tier 1 leverage	**11.79%**	8.67%	7.58%
Tier 1 risk-based capital	**12.29%**	8.10%	6.90%
Total risk-based capital	**13.57%**	11.13%	10.94%
CREDIT QUALITY			
Provision for loan losses	**$ 406.1**	71.9	21.2
Net loan and lease charge-offs	**143.2**	24.1	9.0
Ratio of net charge-offs to average loans and leases	**1.65%**	0.28%	0.13%
Allowance for loan losses	**$ 379**	116	68
Ratio of allowance for loan losses to net loans and leases	**4.58%**	1.28%	0.87%
Nonperforming assets	**$ 549.5**	56.7	45.6
Ratio of nonperforming assets to net loans and leases and other real estate owned	**6.52%**	0.62%	0.58%
Accruing loans past due 90 days or more	**$ 14.4**	5.5	3.8
Ratio of accruing loans past due 90 days or more to net loans and leases	**0.17%**	0.06%	0.05%
OTHER INFORMATION			
Full-time equivalent employees	**1,612**	1,756	1,694
Domestic offices:			
Traditional branches	**80**	80	79
Banking centers in grocery stores	**2**	3	8
Foreign office	**1**	1	1
Total offices	**83**	84	88
ATMs	**132**	140	142

[1] *Capital ratios are for Amegy Bank N.A.*

Net loans and leases contracted $765 million or 8.5% to $8.3 billion in 2009 compared to $9.0 billion in 2008. Declines in loans balances included decreases of $502 million in commercial lending, $507 million in construction and land development loans and $127 million in consumer loans, offset by an increase of $394 million in commercial real estate term loans. The reduction in loan portfolio balances was due to the soft economy, commercial borrowers deleveraging, and to soft real estate markets. Amegy continues to be active in new loan originations by seeking borrowers meeting both its pricing and credit criteria.

Total deposits grew $255 million or 3.0% in 2009 compared to 2008, with noninterest-bearing demand deposits growing $1,034 million and total interest-bearing deposits shrinking $779 million. The ratio of noninterest-bearing demand deposits to total deposits was 42.2% in 2009 and 31.4% in 2008. Amegy continues to be a leader in providing treasury management services to commercial clients and in serving retail and small business enterprises through its branch network.

Total securities increased $157 million or 22.7% in 2009 compared to 2008 primarily due to the purchase of $134 million of adjustable auction rate securities from customers in the first quarter of 2009. This transaction was undertaken to restore liquidity to customers who had purchased the securities through Amegy Investments. This transaction generated a $7.5 million valuation loss at inception. Through the end of the year, $14.6 million of these securities had been redeemed at par which resulted in the recapture of $876 thousand of the valuation loss. Amegy expects to recover the entire valuation loss over the life of these securities. Amegy did not recognize any impairment or valuation losses in its core securities portfolio in either 2009 or 2008.

The total risk-based capital ratio at December 31, 2009 was 13.57% compared to 11.13% and 10.94% at December 31, 2008 and December 31, 2007, respectively. The increase in total risk-based capital was due to $177 million in direct capital injections from the Parent and the issuance of qualifying Tier 1 capital preferred stock of $296 million to the Parent, offset by the redemption of $231 million of subordinated debt (which qualified as Tier 2 capital) due to the Parent and the net loss of $148.0 million, excluding the after-tax goodwill impairment.

National Bank of Arizona

National Bank of Arizona is headquartered in Tucson, Arizona, and is the 4th largest full-service commercial bank in Arizona as measured by domestic deposits in the state. NBA operates 76 full-service traditional branches.

The Arizona economy began its contraction in late 2007 prior to much of the same trend being realized at the national level. In a twenty-four month period, beginning with the third quarter of 2007, the state workforce declined by more than 10%, or 275,000 nonfarm workers. The current pace of job loss has dissipated to roughly half of the average experienced during this 24 month period; however continued job losses are expected until the third quarter of 2010. Total unemployment was at 8.8% at the end of 2009 and is expected to improve to 7.7% by the end of 2010. The state's population grew at an historically low rate of 1.1%, or approximately 70,000, in 2009, and is expected to again increase at this slow pace in 2010. Residential home-building activity, as measured by new permits, decreased by 45% to 13,689 in 2009 compared to 2008. Although the reduction was significant for the full year, by mid-year 2009 the trend began to reflect some level of improvement. This slightly more positive trend is expected to continue into 2010, with a projected increase of 42% to just over 19,000 new residential permits. Commercial real estate values have declined significantly since their peak in late 2007; any recovery in commercial values is expected to lag behind expected residential improvement in 2010.

Schedule 19

NATIONAL BANK OF ARIZONA

(In millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$ 179.1**	219.5	250.8
Noninterest income	**44.0**	46.8	33.4
Total revenue	**223.1**	266.3	284.2
Provision for loan losses	**291.7**	211.8	30.5
Noninterest expense	**170.0**	161.2	142.4
Impairment loss on goodwill	**–**	168.6	–
Income (loss) before income taxes	**(238.6)**	(275.3)	111.3
Income tax expense (benefit)	**(94.4)**	(56.7)	43.5
Net income (loss)	**$(144.2)**	(218.6)	67.8
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 4,524**	4,864	5,279
Total securities	**208**	204	258
Net loans and leases	**3,609**	4,108	4,566
Allowance for loan losses	**201**	124	65
Goodwill, core deposit and other intangibles	**18**	22	195
Noninterest-bearing demand deposits	**1,039**	916	1,100
Total deposits	**3,784**	3,923	3,871
Preferred equity	**405**	430	–
Common equity	**228**	355	581

The net loss for NBA decreased 34.0% to $144.2 million for 2009 compared to a loss of $218.6 million for 2008 and net income of $67.8 million for 2007. In 2008, NBA recognized an impairment loss on the entire balance of goodwill totaling $168.6 million. Excluding the after tax goodwill impairment loss in 2008, the net loss for 2009 compared to 2008 increased $80.0 million. The increased loss is mainly due to the decline in net interest income and the increased provision for loan losses.

The allowance for loan losses and the provision for loan losses increased during the year as loan credit quality worsened through 2009. Loan credit quality did appear to begin stabilizing in mid-year, and to improve somewhat thereafter. This credit quality improvement was not due to improvement in the Arizona economy, but rather was primarily due to the fact that many problem loans had been charged-down or otherwise resolved. Nonperforming assets were $320.2 million at the end of 2009 compared to $273.0 million at the end of 2008. The level of nonperforming assets, although higher when comparing the end of 2009 with 2008, has declined from the peak experienced in mid-2009. The majority of the nonperforming loans are construction and land development loans and mortgages. Nonperforming assets to net loans and other real estate owned at December 31, 2009 was 8.66%, compared to 6.49% at December 31, 2008.

Net loan and lease charge-offs were $214.2 million for 2009, an increase of $67.0 million from the $147.2 million level experienced in 2008. Net loan and lease charge-offs were primarily related to the bank's real estate portfolio, including construction and land development loans and mortgages. The provision for loan losses was $291.7 million for 2009 compared to $211.8 million for 2008 and $30.5 million for 2007. The ratio of the allowance for loan losses to net loans and leases was 5.57% and 3.01% at December 31, 2009 and 2008, respectively.

Net interest income at NBA for 2009 decreased $40.4 million or 18.4% compared to 2008. A reduction in average earning assets of $203 million from 2008 to 2009, coupled with an increase in the level of nonperforming loans and competitive pressure on deposit pricing contributed to the decrease in net interest income for the year. The net interest margin was 3.95% for 2009, compared to 4.64% for 2008 and 5.08% for 2007. Comparatively low margins during 2009 were largely due to the level and severity of nonperforming assets and lower yields achieved on higher levels of liquidity maintained throughout the year.

Noninterest income decreased 6.0% to $44.0 million, compared to $46.8 million for 2008 and $33.4 million for 2007. The majority of the decrease is attributable to a $2.4 million decline in fair value and nonhedge derivative income during 2009.

Noninterest expense for 2009 increased by $8.8 million or 5.5% from 2008. Increases for 2009 include a $6.1 million or 200.8% increase in FDIC premiums from 2008 and a $3.2 million or 73.3% increase in credit related costs. Credit related and OREO costs totaled $36.7 million for all of 2009 and are a result of continued declines in the value of foreclosed properties. Several noninterest expense components, such as salaries and benefits, declined year over year as management worked to reduce controllable operating expenses. The efficiency ratio was 76.12% for 2009, compared to 60.45% for 2008 and 49.90% for 2007. The change in efficiency ratio was due to the heightened level of credit related expenditures and FDIC premiums, coupled with the overall reduction in net interest income.

Schedule 20

NATIONAL BANK OF ARIZONA

(Dollar amounts in millions)	2009	2008	2007
PERFORMANCE RATIOS			
Return on average assets	**(3.01)%**	(4.25)%	1.25%
Return on average common equity	**(50.93)%**	(39.40)%	11.36%
Efficiency ratio	**76.12%**	60.45%	49.90%
Net interest margin	**3.95%**	4.64%	5.08%
RISK-BASED CAPITAL RATIOS			
Tier 1 leverage	**11.59%**	15.19%	7.29%
Tier 1 risk-based capital	**14.46%**	17.49%	7.51%
Total risk-based capital	**15.76%**	18.76%	10.95%
CREDIT QUALITY			
Provision for loan losses	**$ 291.7**	211.8	30.5
Net loan and lease charge-offs	**214.2**	147.2	13.6
Ratio of net charge-offs to average loans and leases	**5.54%**	3.35%	0.29%
Allowance for loan losses	**$ 201**	124	65
Ratio of allowance for loan losses to net loans and leases	**5.57%**	3.01%	1.42%
Nonperforming assets	**$ 320.2**	273.0	68.2
Ratio of nonperforming assets to net loans and leases and other real estate owned	**8.66%**	6.49%	1.49%
Accruing loans past due 90 days or more	**$ 14.2**	17.0	11.8
Ratio of accruing loans past due 90 days or more to net loans and leases	**0.39%**	0.41%	0.26%
OTHER INFORMATION			
Full-time equivalent employees	**1,023**	1,100	1,137
Domestic offices:			
Traditional branches	**76**	79	76
Foreign office	**1**	1	–
Total offices	**77**	80	76
ATMs	**78**	73	69

Net loans and leases contracted $499 million in 2009 or a 12.1% decline when compared to 2008. At the end of 2009 commercial real estate loans were down $284 million or 17.4% and the commercial lending portfolio had decreased $162 million or 12.0% when compared to the 2008 year-end balance. The contraction in these categories was a direct result of NBA's focus on reducing its exposure to real estate related transactions and timely handling of troubled assets. This downward trend in exposure to commercial real estate loans is expected to continue in 2010; however the pace of decline will likely slow. Commercial lending activity is expected to increase during 2010, as NBA anticipates expanding its banking business.

Total deposits decreased $139 million or 3.5% in 2009 compared to 2008, as the bank worked to reduce balances in higher cost deposit categories. The ratio of noninterest-bearing demand deposits to total deposits was 27.5% in 2009 and 23.3% in 2008. Brokered deposit levels declined by the end of 2009 to $33 million as compared to $128 million at December 31, 2008.

The bank continued to be well capitalized in 2009; its total risk-based capital ratio was 15.76% at December 31, 2009, 18.76% at 2008 and 10.95% at 2007. The decrease in the ratio from 2008 to 2009 was a direct result of the net loss sustained during the year and the disallowance of a portion of the net deferred tax assets for purposes of calculating regulatory capital levels.

Nevada State Bank

Nevada State Bank is headquartered in Las Vegas, Nevada, and is the fifth largest full-service commercial bank in Nevada as measured by domestic deposits in the state. NSB operates 54 full-service traditional branches and 4 banking centers in grocery stores throughout the State of Nevada and provides banking services to Nevada's small and mid-sized businesses as well as retail consumers, with a focus on relationship banking.

During 2009, NSB acquired the banking operations of the former Great Basin Bank of Elko, Nevada, in an FDIC-assisted transaction. The acquisition consisted of approximately $212 million of assets, including the entire loan portfolio, $209 million of deposits, and five branches in Northern Nevada. NSB received approximately $17.8 million in cash from the FDIC and entered into a loss sharing agreement in which the FDIC assumes 80% of the first $40 million of losses on loans and other real estate owned and 95% of any losses above that amount for a period of up to ten years.

The markets in which NSB operates are heavily dependent on travel/tourism and construction. During spring 2008, financial conditions in these sectors began to deteriorate dramatically. This deterioration continued throughout 2009 but has begun to moderate, and in certain metrics there has been stabilization and slight improvement. As of October 2009 and compared to October 2008, gaming revenues are down 11.6%, airline passenger count is down 0.3% and visitor volume is up 0.7%. From November 2008 to November 2009 in Clark County, NSB's biggest market area, residential construction permits increased 1.0% after falling 87.7% in the prior year, while commercial construction permits fell 71.4% after declining 55.0% in the prior year. Washoe County saw residential permits fall 25.0% in 2009 after a decline of 57.4% in 2008; commercial construction permits declined 57.9% compared to 52.9% in 2008. These declines have led to an increase in the Nevada unemployment rate to 12.8% at December 2009, compared to 8.7% one year earlier. The consensus outlook for 2010 is that Nevada's economy will remain challenged as residential foreclosures continue, construction remains suppressed, and consumers remain conservative in their spending habits despite a slight increase in expected visitor volume.

Schedule 21

NEVADA STATE BANK

(In millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$ 140.0**	159.0	182.5
Net impairment losses on investment securities	**(3.3)**	(2.0)	–
Loss on sale of investment securities to Parent	**(11.8)**	–	–
Acquisition related gains	**16.5**	–	–
Other noninterest income	**60.8**	42.8	32.9
Total revenue	**202.2**	199.8	215.4
Provision for loan losses	**563.7**	100.3	23.3
Noninterest expense	**180.6**	137.9	111.8
Impairment loss on goodwill	**–**	21.0	–
Income (loss) before income taxes	**(542.1)**	(59.4)	80.3
Income tax expense (benefit)	**(190.1)**	(13.6)	27.9
Net income (loss)	**$(352.0)**	(45.8)	52.4
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 4,187**	4,063	3,903
Total securities	**329**	194	412
Net loans and leases	**2,752**	3,200	3,230
Allowance for loan losses	**280**	82	56
Goodwill, core deposit and other intangibles	**9**	8	21
Noninterest-bearing demand deposits	**1,149**	912	929
Total deposits	**3,526**	3,514	3,304
Preferred equity	**360**	260	–
Common equity	**296**	259	261

The net loss for NSB increased 668.6% to $352.0 million for 2009 compared to $45.8 million for 2008 and net income of $52.4 million for 2007. The increase in net loss was primarily due to an increase in the provision for loan losses of $463.4 million. Net interest income declined $19.0 million as loan volumes declined and higher yielding loans were replaced with low yielding federal funds sold. Expenses and losses related to other real estate owned increased $20.0 million, offset by a $16.5 million gain related to the Great Basin Bank acquisition.

Nonperforming assets, excluding FDIC-supported assets, were $319.5 million at December 31, 2009 compared to $222.0 million one year ago, an increase of $97.5 million or 43.9%. The majority of the increase is due to deterioration in commercial real estate term loans, while the remaining increase is generally attributable to deterioration of construction and land development loans. Nonperforming assets to net loans and other real estate owned at December 31, 2009 was 11.78%, compared to 6.85% at December 31, 2008.

Net loan and lease charge-offs were $366.4 million for 2009, compared with $71.6 million for 2008 and $2.7 million for 2007. Approximately 62% of net loan and lease charge-offs in 2009 related to construction and land development loans. The majority of the remaining net losses were investor-owned commercial real estate and commercial and industrial loans. The provision for loan losses was $563.7 million for 2009 compared to $100.3 million for 2008 and $23.3 million for 2007. The ratio of the allowance for loan losses to net loans and leases (excluding FDIC-supported loans) was 10.53% and 2.58% at December 31, 2009 and 2008, respectively.

Net interest income at NSB declined 11.9%, or $19.0 million from 2008 to 2009. This decrease resulted from a shift in earning assets from generally higher-yielding loans into lower-yielding federal funds sold, combined with a lower interest rate environment. The yield on earning assets declined 28.7% from 6.47% in

2008 to 4.61% in 2009, which was the primary driver of the reduced net interest income in 2009. The shift in earning assets was driven by a lack of quality loan demand in the markets in which we do business, combined with the high level of charge-offs incurred during the year. Loans declined from 89.2% of average earning assets in 2008 to 76.9% in 2009, and federal funds sold increased from 0.7% of average earning assets in 2008 to 15.0% in 2009. Further, lower interest rate levels in 2009 resulted in much of the loan portfolio being repriced at rates below those earned in 2008. Finally, higher levels of nonperforming loans lowered the yield on earning assets in 2009. The cost of interest-bearing deposits also declined, offsetting some of the decline in interest income. The lower interest rate environment and the strong core deposit base led to a decline in the cost of interest-bearing deposits from 2.67% in 2008 to 1.71% in 2009. The result of these changes in the balance sheet mix and the lower interest rate environment produced a net interest margin of 3.50% for 2009, compared to 4.43% for 2008 and 5.06% for 2007.

Other noninterest income increased 42.1% to $60.8 million, compared to $42.8 million for 2008 and $32.9 million for 2007. A $16.5 million gain on the acquisition of Great Basin Bank was recognized in 2009, while no such gains were recognized in 2008 or 2007. Gains related to terminated interest rate swaps and hedge ineffectiveness on outstanding cash flow hedging relationships totaled $27.1 million, $7.8 million and $0.6 million in 2009, 2008 and 2007, respectively. Other noninterest income components were generally flat from 2007 through 2009, with increases in deposit service charges offset by lower loan fees and dividends on restricted stock. The bank also recognized net impairment losses on investment securities of $3.3 million in 2009 compared to $2.0 million in 2008.

Noninterest expense for 2009 increased $42.7 million or 31.0% from 2008. Increases for 2009 included a $20.0 million or 169.4% increase in expenses and realized losses related to other real estate owned, a $12.5 million or 816.6% increase in the provision for unfunded lending commitments, and a $6.4 million or 231.6% increase in FDIC insurance premiums, attributable to a "one-time" assessment required by the FDIC in 2009 as well as higher assessment rates experienced throughout the banking industry. Recurring expenses such as salaries and benefits and occupancy experienced modest declines from 2008 to 2009 as savings from the closing of 28 grocery store center branches in early 2009 were largely offset by increased costs related to the addition of the Great Basin Bank operations. The efficiency ratio was 89.14% for 2009, as compared to 68.96% for 2008 and 51.82% for 2007. The increase in the efficiency ratio from 2008 to 2009 was driven by the higher other real estate owned expenses, unfunded commitment provisions, and FDIC assessments discussed above, while total revenue remained essentially flat. The bank incurred a goodwill impairment loss of $21.0 million during 2008, with no such losses incurred in 2009. No goodwill remains on the balance sheet of Nevada State Bank.

Schedule 22

NEVADA STATE BANK

(Dollar amounts in millions)	2009	2008	2007
PERFORMANCE RATIOS			
Return on average assets	**(8.28)%**	(1.18)%	1.35%
Return on average common equity	**(155.84)%**	(15.61)%	19.90%
Efficiency ratio	**89.14%**	68.96%	51.82%
Net interest margin	**3.50%**	4.43%	5.06%
RISK-BASED CAPITAL RATIOS			
Tier 1 leverage	**13.10%**	12.75%	5.95%
Tier 1 risk-based capital	**18.71%**	14.31%	6.59%
Total risk-based capital	**20.07%**	15.58%	11.05%
CREDIT QUALITY			
Provision for loan losses	**$ 563.7**	100.3	23.3
Net loan and lease charge-offs	**366.4**	71.6	2.7
Ratio of net charge-offs to average loans and leases	**12.19%**	2.23%	0.09%
Allowance for loan losses	**$ 280**	82	56
Ratio of allowance for loan losses to net loans and leases excluding FDIC-supported loans	**10.53%**	2.58%	1.73%
Nonperforming assets, excluding FDIC-supported assets	**$ 319.5**	222.0	44.2
Ratio of nonperforming assets, excluding FDIC-supported assets to net loans and leases and other real estate owned	**11.78%**	6.85%	1.37%
Accruing loans past due 90 days or more, excluding FDIC-supported loans	**$ 12.1**	14.5	8.9
Ratio of accruing loans past due 90 days or more, excluding FDIC-supported loans to net loans and leases	**0.45%**	0.45%	0.28%
OTHER INFORMATION			
Full-time equivalent employees	**817**	863	854
Domestic offices:			
Traditional branches	**54**	45	39
Banking centers in grocery stores	**4**	32	35
Total offices	**58**	77	74
ATMs	**80**	85	81

Net loans and leases contracted $448 million or 14.0% in 2009 compared to 2008. Gross charge-offs were a major driver of the contraction, accounting for $381 million or 85.0% of the decline. A general lack of quality loan demand accounts for the remainder as Nevada experienced economic contraction throughout 2009. Construction and land development and other real estate secured loans experienced the largest decline, again driven by charge-offs but also due to management's efforts to reduce concentrations in this area. Loan demand is expected to remain challenged in 2010 as difficult economic conditions persist, and NSB's focus remains on growing the commercial and small business loan portfolios and managing the run-off of real estate loans.

Total deposits increased $12 million or 0.3% in 2009 compared to 2008. The deposit mix improved with the ratio of noninterest-bearing demand deposits to total deposits increasing to 32.6% in 2009 from 26.0% in 2008. Certificates of deposit declined from 32.6% of total deposits in 2008 to 18.5% in 2009 as NSB focused on growing core deposit relationships and reducing reliance on non-relationship, rate sensitive funds. Deposit growth is expected to be relatively flat in 2010 as an incrementally improving economy and potentially higher market interest rates may lead to the deployment of some depositor funds into higher yielding assets. NSB has no brokered certificates of deposit or internet money market accounts.

Total securities increased $135 million or 69.6% in 2009 compared to 2008 as Nevada State Bank purchased US Government and Government Sponsored Enterprise guaranteed obligations as part of its balance sheet management strategy.

The bank continued to be well capitalized in 2009. Its total risk-based capital ratio was 20.07% at year-end 2009, 15.58% at 2008, and 11.05% at 2007. The increase in the ratio was impacted by capital contributions of $500 million of preferred and common equity from the Parent, partially offset by the net loss of $352.0 million and a reduction in risk-weighted assets as loans declined and federal funds sold increased.

Vectra Bank Colorado

Vectra Bank Colorado, N.A. is headquartered in Denver, Colorado, and is the 9th largest full-service commercial bank in Colorado as measured by domestic deposits in the state. Vectra operates 36 full service traditional branches and one grocery store banking center in Colorado, and one full service branch in Farmington, New Mexico.

The Colorado economy experienced a decline of 100,000 jobs during 2009. The losses have most heavily impacted the goods producing sectors including construction and manufacturing activities. While the state has seen declines in jobs, the December 2009 unemployment rate of 7.3% compares favorably to the national 10% jobless rate. The loss of jobs has resulted in a decline in retail sales of 12% during 2009. As of year-end 2009, the Denver metro area, the state's largest housing market, has seen a 13.0% decline in the medium home price since the market high in 2006, compared to a national decline of 22.0% over the same time frame. This relative stability in home values has resulted in a stable real estate market in most of the state and should assist in supporting a return to economic growth in 2010.

Schedule 23

VECTRA BANK COLORADO

(In millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$105.3**	103.6	96.9
Net impairment losses on investment securities	**(5.3)**	(6.4)	–
Other noninterest income	**31.4**	29.9	28.1
Total revenue	**131.4**	127.1	125.0
Provision for loan losses	**78.5**	15.9	4.0
Noninterest expense	**96.4**	85.9	86.3
Impairment loss on goodwill	**–**	151.5	–
Income (loss) before income taxes	**(43.5)**	(126.2)	34.7
Income tax expense (benefit)	**(17.9)**	8.8	12.5
Net income (loss)	**$ (25.6)**	(135.0)	22.2
YEAR-END BALANCE SHEET DATA			
Total assets	**$2,440**	2,722	2,667
Total securities	**267**	267	329
Net loans and leases	**1,981**	2,059	1,975
Allowance for loan losses	**74**	27	26
Goodwill, core deposit and other intangibles	**–**	–	152
Noninterest-bearing demand deposits	**618**	460	485
Total deposits	**2,005**	2,127	1,752
Preferred equity	**65**	10	–
Common equity	**199**	191	329

The net loss for Vectra decreased 81.0% to $25.6 million for 2009 compared to a net loss of $135.0 million for 2008 and net income of $22.2 million for 2007. The 2008 loss was driven by a $151.5 million impairment loss on goodwill, which eliminated the full amount of goodwill at Vectra. In 2009, the primary driver of the loss was the increase in provision for loan losses of $62.6 million over 2008 levels.

During 2009, the bank experienced a decline in credit quality attributable to the recession's impact on the Colorado economy. Vectra expects to see some stabilization in credit quality trends during 2010. Nonperforming lending-related assets were $105.9 million at December 31, 2009 compared to $25.1 million one year ago, an increase of $80.8 million or 321.9%. Nearly all of the increase in nonperforming assets relates to the commercial and commercial real estate portfolios. Nonperforming assets to net loans and other real estate owned at December 31, 2009 was 5.29% compared to 1.21% at December 31, 2008.

Net loan and lease charge-offs were $31.8 million for 2009 compared with $13.6 million for 2008 and $1.3 million for 2007. Net loan and lease charge-offs in 2009 were primarily related to the commercial and commercial real estate lending segments. The provision for loan losses was $78.5 million for 2009 compared to $15.9 million for 2008 and $4.0 million for 2007. The ratio of the allowance for loan losses to net loans and leases was 3.72% and 1.32% at December 31, 2009 and 2008, respectively.

Net interest income at Vectra for 2009 increased $1.7 million or 1.6%. This increase primarily resulted from a decrease in interest expense as the bank reduced both its deposit rates and its average wholesale funding position by $304 million while growing its lower cost deposit base by $200 million over average 2008 levels. Some of the benefit of the lower funding cost was offset by a reduction in earning assets of $51 million and a decline in the yield on average interest earning assets of 0.74%. The yield on earning assets primarily reflects the declining rate environment throughout 2008. The net interest margin was 4.52% for 2009 compared to 4.31% for 2008 and 4.53% for 2007. The margin increased as the bank restructured its funding base to reduce interest expense.

Other noninterest income increased 5.0% to $31.4 million compared to $29.9 million for 2008 and $28.1 million for 2007. The bank recognized net impairment losses on investment securities of $5.3 million in 2009, a decrease of $1.1 million from 2008.

Noninterest expense for 2009 increased $10.5 million or 12.2% from 2008. The bank incurred a $4.3 million debt extinguishment cost (which allowed the bank to significantly reduce its 2009 funding expense), an increase in FDIC insurance expense of $3.8 million, a $3.4 million increase in credit related and other real estate owned expenses as well as a $2.4 million increase in the provision for unfunded lending commitments. Salaries and benefits decreased $2.4 million or 5.4%. The efficiency ratio was 72.43% for 2009, as compared to 67.19% for 2008 and 68.78% for 2007. The change in efficiency ratio was primarily driven by the above mentioned increases in noninterest expense.

Schedule 24

VECTRA BANK COLORADO

(Dollar amounts in millions)	2009	2008	2007
PERFORMANCE RATIOS			
Return on average assets	**(1.01)%**	(4.98)%	0.90%
Return on average common equity	**(13.84)%**	(45.35)%	6.97%
Efficiency ratio	**72.43%**	67.19%	68.78%
Net interest margin	**4.52%**	4.31%	4.53%
RISK-BASED CAPITAL RATIOS			
Tier 1 leverage	**10.91%**	7.16%	7.27%
Tier 1 risk-based capital	**10.93%**	7.82%	7.15%
Total risk-based capital	**12.21%**	11.23%	10.54%
CREDIT QUALITY			
Provision for loan losses	**$ 78.5**	15.9	4.0
Net loan and lease charge-offs	**31.8**	13.6	1.3
Ratio of net charge-offs to average loans and leases	**1.57%**	0.66%	0.07%
Allowance for loan losses	**$ 74**	27	26
Ratio of allowance for loan losses to net loans and leases	**3.72%**	1.32%	1.33%
Nonperforming assets	**$ 105.9**	25.1	8.2
Ratio of nonperforming assets to net loans and leases and other real estate owned	**5.29%**	1.21%	0.41%
Accruing loans past due 90 days or more	**$ 1.4**	1.7	3.4
Ratio of accruing loans past due 90 days or more to net loans and leases	**0.07%**	0.08%	0.17%
OTHER INFORMATION			
Full-time equivalent employees	**538**	568	551
Domestic offices:			
Traditional branches	**37**	39	39
Banking centers in grocery stores	**1**	2	2
Foreign office	**1**	1	–
Total offices	**39**	42	41
ATMs	**43**	48	48

Net loans and leases contracted $78 million or 3.8% in 2009 compared to 2008. The declines were primarily in construction and land development and consumer real estate loans.

The provision for loan losses increased in 2009 as the bank experienced higher levels of loan losses and increased reserves to provide additional coverage for potential losses in light of the deterioration in the commercial and commercial real estate markets.

Vectra continues to emphasize growing the small business, consumer and commercial loan portfolios and managing the run-off of commercial real estate loans.

Total deposits decreased $122 million or 5.7% in 2009 compared to 2008, as the bank reduced higher cost funding as earning assets declined. The ratio of noninterest-bearing demand deposits to total deposits was 30.8% in 2009 and 21.6% in 2008. At December 31, 2009, the bank maintained $136 million in brokered money market balances. In 2010, the bank anticipates a decline in noninterest-bearing demand deposits as the FDIC removes the unlimited deposit insurance coverage of noninterest-bearing deposits in June.

The bank continued to be well capitalized in 2009; its total risk-based capital ratio was 12.21% at year-end 2009, 11.23% at 2008 and 10.54% at 2007. Total risk-based capital increased as a result of the bank receiving a $45 million capital contribution from the Parent in 2009.

The Commerce Bank of Washington

The Commerce Bank of Washington is headquartered in Seattle, Washington, and operates out of a single office located in the Seattle central business district. Its business strategy focuses on serving the financial needs of commercial businesses, including professional services firms, and individuals by providing a high level of customer service delivered by seasoned professionals. TCBW has been successful in serving this market within the greater Seattle/Puget Sound region by using couriers, bank by mail, remote deposit image capture, and other technology in lieu of a branch network.

The Washington State economy continues to struggle with an unemployment rate at 9.5% and rising. The Washington Economic and Revenue Forecast Council expects unemployment to peak in the second quarter of 2010 at 9.8%, then slowly improve, noting the pronounced and sustained decline in new unemployment claims in the last four months of 2009. Housing is continuing to provide mixed messages with single family permits trending up while multifamily permits remain at low levels. Washington banks were more heavily exposed to real estate than the national average and further bank failures in the state are expected. The relative strength of TCBW is expected to result in continued growth in both loans and deposits.

Schedule 25

THE COMMERCE BANK OF WASHINGTON

(In millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$32.1**	33.8	35.1
Net impairment losses on investment securities	**(1.1)**	(1.3)	–
Other noninterest income	**9.4**	4.4	2.5
Total revenue	**40.4**	36.9	37.6
Provision for loan losses	**22.5**	1.1	0.3
Noninterest expense	**15.9**	14.8	14.4
Income before income taxes	**2.0**	21.0	22.9
Income tax expense	**0.4**	7.0	7.5
Net income	**$ 1.6**	14.0	15.4
YEAR-END BALANCE SHEET DATA			
Total assets	**$ 835**	880	947
Total securities	**171**	199	326
Net loans and leases	**578**	588	509
Allowance for loan losses	**13**	6	5
Noninterest-bearing demand deposits	**196**	185	145
Total deposits	**632**	603	608
Preferred equity	**15**	–	–
Common equity	**69**	75	67

Net income for TCBW decreased 88.6% to $1.6 million for 2009 compared to $14.0 million for 2008 and $15.4 million for 2007. The decrease in net income was primarily due to a $21.4 million increase in provision for loan losses.

Nonperforming assets were $29.5 million at December 31, 2009 compared to no nonperforming assets at December 31, 2008. Nearly all of the increase is attributable to deterioration in commercial and industrial loans. Nonperforming assets to net loans and other real estate owned at December 31, 2009 was 5.09%.

Net loan and lease charge-offs were $15.3 million for 2009 compared with small net recoveries in 2008 and 2007. Net loan and lease charge-offs in 2009 were primarily commercial and industrial loans. The provision for loan losses was $22.5 million for 2009 compared to $1.1 million for 2008 and $0.3 million for 2007. The ratio of the allowance for loan losses to net loans and leases was 2.32% and 1.05% at December 31, 2009 and 2008, respectively.

Net interest income at TCBW for 2009 declined by $1.7 million or 5.0%. This decrease resulted from a 5.7% decline in average earning assets caused mainly by a managed decline in the securities portfolio. The securities portfolio decline was made possible by a 40.9% decline in other borrowings, primarily repurchase agreements. The net interest margin was 4.06% for 2009, compared to 4.05% for 2008 and 4.41% for 2007. The cost of total borrowings in 2009 was 0.31%, down from 1.70% in 2008. The yield on earning assets for 2009 was 4.47%, down from 5.56% in 2008.

Other noninterest income increased 113.6% to $9.4 million compared to $4.4 million for 2008 and $2.5 million for 2007. The primary increase in other noninterest income was $5.0 million of increased revenues related to terminated interest rate swap hedge transactions. This revenue, which would normally amortize over the original term of the swap, was accelerated due to a decline in the number of floating loans available for the hedge. Other factors included an increase of 37.7% in service charge fees on deposit accounts.

Noninterest expense for 2009 increased $1.1 million or 7.4% from 2008. The largest factor in this increase was $1.4 million in FDIC premiums compared to $0.4 million in 2008, an increase of 261.1%. Increases for 2009 also include a $0.1 million or 1.5% increase in salaries and benefits. The efficiency ratio was 39.07% for 2009, as compared to 39.52% for 2008 and 37.68% for 2007.

Schedule 26

THE COMMERCE BANK OF WASHINGTON

(Dollar amounts in millions)	2009	2008	2007
PERFORMANCE RATIOS			
Return on average assets	**0.19%**	1.57%	1.82%
Return on average common equity	**2.13%**	20.11%	25.89%
Efficiency ratio	**39.07%**	39.52%	37.68%
Net interest margin	**4.06%**	4.05%	4.41%
RISK-BASED CAPITAL RATIOS			
Tier 1 leverage	**10.57%**	8.66%	7.45%
Tier 1 risk-based capital	**12.60%**	10.33%	10.36%
Total risk-based capital	**13.86%**	13.32%	13.46%
CREDIT QUALITY			
Provision for loan losses	**$ 22.5**	1.1	0.3
Net loan and lease charge-offs (recoveries)	**15.3**	(0.1)	(0.1)
Ratio of net charge-offs to average loans and leases	**2.59%**	(0.03)%	(0.02)%
Allowance for loan losses	**$ 13**	6	5
Ratio of allowance for loan losses to net loans and leases	**2.32%**	1.05%	1.01%
Nonperforming assets	**$ 29.5**	–	0.2
Ratio of nonperforming assets to net loans and leases and other real estate owned	**5.09%**	–	0.04%
OTHER INFORMATION			
Full-time equivalent employees	**58**	69	60
Domestic offices:			
Traditional branches	**1**	1	1
Foreign office	**1**	1	–
Total offices	**2**	2	1

Net loans and leases contracted $10 million or 1.7% in 2009 compared to 2008. The decline was primarily due to $15.3 million in charge-offs and a decline in credit line utilization in the fourth quarter, offset by increases in commercial and industrial loans and loans to high net worth individuals. Yearly average net loans and leases increased by $34 million or 6.1% from 2008 to 2009. The allowance for loan and lease losses increased to $13 million in 2009 from $6 million in 2008, reflective of portfolio deterioration. TCBW continues to focus on loan growth in the commercial and high net worth individual markets and anticipates opportunities to grow market share in these areas as weaker local community banks struggle to maintain their client base.

Total deposits increased $29 million or 4.8% in 2009 compared to 2008. The ratio of noninterest-bearing demand deposits to total deposits was 31.0% in 2009 and 30.7% 2008. TCBW does not maintain brokered deposits and does not offer internet special rates.

The bank continued to be well capitalized in 2009. Its total risk-based capital ratio was 13.86% at 2009 year-end, 13.32% at 2008 and 13.46% at 2007.

Other

"Other" includes the Parent and various nonbanking subsidiaries, including nonbank financial services and financial technology subsidiaries and other smaller nonbank operating units, along with the elimination of transactions between segments.

The Other segment also includes Zions Management Services Company ("ZMSC"), which provides internal technology and operational services to affiliated operating businesses of the Company. ZMSC has 2,214 of the 2,483 FTE employees in the Other segment. ZMSC charges most of its costs to the affiliates on an approximate break-even basis.

The Other segment also includes The Commerce Bank of Oregon ("TCBO"), which was opened during the fourth quarter of 2005 and has not had a significant impact on the Company's balance sheet and income statement. TCBO consists of a single banking office operating in the Portland, Oregon area. Its business strategies focus on serving the financial needs of businesses, professional service firms, executives and professionals. At December 31, 2009, TCBO had net loans of $53 million compared to $46 million at the end of 2008 and deposits of $47 million compared to $35 million at the end of 2008.

Also, the Other segment includes NetDeposit and Welman. NetDeposit generates revenues by selling hardware, software and services related to remote imaging, electronic capture and clearing of paper checks, and providing medical claims imaging, lockbox and web-based reconciliation and tracking services. NetDeposit protects, with patents, its intellectual property in business methods related to the electronic processing, clearing of checks, key aspects of Internet-based medical claims processing, and lending against medical claims submitted through the Internet.

Welman, including Contango Capital Advisors, Inc. ("Contango"), is a wealth management company that became a direct subsidiary of the Parent on January 1, 2008. We have extensive relationships with small and middle-market businesses and business owners that we believe present an unusual opportunity to offer wealth management services. Welman provides financial and tax planning, trust and inheritance services, over-the-counter, exchange-traded and synthetic derivative and hedging strategies, quantitative asset allocation and risk management and an array of investment strategies from equities and bonds through alternative and private equity investments. During 2009, Contango had an average balance of $1.0 billion of client assets under management and a strong pipeline of referrals from our affiliate banks, as compared to an average balance of $1.2 billion of assets under management during 2008. In years prior to 2008, Welman was a subsidiary of Zions Bank.

Schedule 27

OTHER

(Dollar amounts in millions)	2009	2008	2007
CONDENSED INCOME STATEMENT			
Net interest income	**$(100.4)**	8.8	(0.8)
Net impairment losses on investment securities	**(203.8)**	(96.9)	(19.3)
Valuation losses on securities purchased	**(1.6)**	–	–
Elimination of loss on sale of investment securities to Parent	**375.7**	–	–
Gain on subordinated debt modification	**508.9**	–	–
Other noninterest income	**(15.2)**	(98.9)	22.8
Total revenue	**563.6**	(187.0)	2.7
Provision for loan losses	**2.5**	1.3	0.3
Noninterest expense	**45.3**	67.6	60.1
Impairment loss on goodwill	**2.9**	12.7	–
Income (loss) before income taxes	**512.9**	(268.6)	(57.7)
Income tax expense (benefit)	**181.0**	(111.8)	(45.7)
Net income (loss)	**331.9**	(156.8)	(12.0)
Net income (loss) applicable to noncontrolling interests	**(5.7)**	(5.5)	7.7
Net income (loss) applicable to controlling interest	**337.6**	(151.3)	(19.7)
Preferred stock dividends	**(100.3)**	(24.4)	(14.3)
Preferred stock redemption	**84.6**	–	–
Net earnings (loss) applicable to common shareholders	**$ 321.9**	(175.7)	(34.0)
YEAR-END BALANCE SHEET DATA			
Total assets	**$ (757)**	(757)	(126)
Total securities	**469**	600	651
Net loans and leases	**66**	132	87
Allowance for loan losses	**2**	2	1
Goodwill and other intangibles	**1**	7	22
Noninterest-bearing demand deposits	**(30)**	(35)	(238)
Total deposits	**(569)**	(1,558)	(396)
Preferred equity	**(440)**	394	240
Common equity	**(439)**	(150)	(232)
Noncontrolling interests	**17**	26	30
OTHER INFORMATION			
Full-time equivalent employees	**2,483**	2,656	2,397
Domestic offices:			
Traditional branches	**1**	1	1

Net earnings applicable to common shareholders for the Other segment was $321.9 million in 2009, compared to net losses of $175.7 million in 2008 and $34.0 million in 2007. The increase in net earnings applicable to common shareholders for 2009 is mainly due to the gain on subordinated debt modification and the impact of eliminating intercompany transactions, offset by increased net impairment losses on investment securities, increased preferred stock dividends mainly related to the U.S. Treasury's $1.4 billion preferred stock investment and reduced net interest income. The increased net loss applicable to common shareholders for 2008 is mainly due to increased impairment losses on investment securities, goodwill impairment losses on P5 goodwill, intercompany hedge ineffectiveness eliminations, and increased preferred stock dividends mainly related to the U.S. Treasury's $1.4 billion preferred stock investment. Net impairment and valuation losses on investment securities increased to a total of $205.4 million in 2009 from $96.9 million for 2008, mainly due to impairment losses on bank and insurance trust preferred CDO securities. See "Capital Management" on page 126 for an explanation of preferred stock dividends.

Net interest income was $(100.4) million in 2009, compared to $8.8 million in 2008 and $(0.8) million in 2007. The decrease in 2009 in net interest income is primarily due to the amortization of the discount on the modified convertible subordinated debt and interest expense on senior notes issued in 2009 at a higher interest rate. The modified convertible subordinated debt discount will be amortized to interest expense over the remaining life of the debt using the effective interest method. The rate of amortization will be accelerated if and as holders of the convertible subordinated debt elect to convert it into preferred stock. See further discussion in "Net Interest Income, Margin and Interest Rate Spreads" on page 52.

Other noninterest income was $(15.2) million in 2009 compared to $(98.9) million in 2008 and $22.8 million in 2007. The increase in other noninterest income is mainly due to an elimination in 2008 of $79.3 million for income recognized by the subsidiary banks on ineffective hedges that were not ineffective for the consolidated Company, and a $9.5 million decrease in net equity securities losses.

The decline in 2008 in other noninterest income is mainly due to $59.6 million in hedge ineffectiveness income eliminations in 2008 for ineffective hedges at the subsidiary banks that were not ineffective for the consolidated Company. Other reasons for the decrease include $15.4 million for intercompany derivative credit valuation income eliminations, $30.2 million for declines in net equity securities gains, $4.2 million for declines in net fixed income securities gains, a $7.1 million fair value decrease for a security accounted for at fair value, and $7.7 million for declines in income from other equity investments.

The Company selectively makes investments in financial services and financial technology ventures. The Company owns a significant position in IdenTrust, Inc. ("IdenTrust"), a company in which two unrelated venture capital firms also own significant positions, and which provides, among other services, online identity authentication services and infrastructure. IdenTrust continues to post operating losses and the Company recorded pretax charges of $0.9 million in 2009 and $1.7 million in 2008 and $2.2 million in 2007, which reduced our recorded investment in the Company.

The Company continues to selectively invest in new, innovative products and ventures. Most notably the Company has funded the continued development of NetDeposit (formerly NetDeposit, Inc. and P5). NetDeposit losses included in the Other segment were $12.0 million for 2009 compared to losses of $18.1 million in 2008 and $8.3 million in 2007. Excluding the goodwill impairment loss of $12.7 million, the net loss for 2008 was $5.4 million.

BALANCE SHEET ANALYSIS

Interest-Earning Assets

Interest-earning assets are those assets with interest rates or yields associated with them. One of our goals is to maintain a high level of interest-earning assets relative to total assets, while keeping nonearning assets at a minimum.

Interest-earning assets consist of money market investments, securities, and loans and leases. Schedule 7, which we referred to in our discussion of net interest income, includes the average balances of the Company's interest-earning assets, the amount of revenue generated by them, and their respective yields. As shown in the schedule, average interest-earning assets in 2009 increased 2.3% to $48.8 billion from $47.7 billion in 2008 mainly driven by increased average loans. Average interest-earning assets comprised 90.2% of total average assets in 2009 compared with 88.7% in 2008. Average interest-earning assets were 92.5% of average tangible assets in 2009 as compared to 92.3% in 2008.

Average money market investments, consisting of interest-bearing deposits and commercial paper, federal funds sold, and security resell agreements increased 26.0% in 2009 to $2,380 million from $1,889 million in 2008. The increase in average money market investments reflects the increase in the Company's liquidity during 2009. Average commercial paper purchased from Lockhart was $118 million for 2009 compared to $865 million for 2008. Average investment securities decreased 3.6% for 2009 compared to 2008. Average net loans and leases for 2009 increased 1.8% compared to 2008, primarily due to the impact of the acquired loans with FDIC support.

Investment Securities Portfolio

We invest in securities both to generate revenues for the Company and to manage liquidity. Schedules 28 and 29 present a profile of the Company's investment portfolios at December 31, 2009 with asset-backed securities classified by credit ratings. Schedule 30 presents a summarized profile of the Company's investment portfolios at December 31, 2009 and 2008. The amortized cost amounts represent the Company's original cost for the investments, adjusted for accumulated amortization or accretion of any yield adjustments related to the security and credit impairment losses. The estimated fair values are the amounts that we believe most accurately reflect assumptions that other participants in the market place would use in pricing the securities as of the dates indicated.

Schedule 28 presents the Company's asset-backed securities, classified by the highest of the ratings from any of Moody's Investors Service, Fitch Ratings or Standard & Poors. Schedule 29 presents the asset-backed securities classified by the lowest of the ratings from any of these ratings agencies. During 2009, the Company continued to observe divergence of ratings on these securities between the various rating agencies.

Schedule 28

INVESTMENT SECURITIES PORTFOLIO
ASSET-BACKED SECURITIES CLASSIFIED AT HIGHEST CREDIT RATING[1]
AT DECEMBER 31, 2009

(In millions)	Par value	Amortized cost	Net unrealized gains (losses) recognized in OCI[2]	Carrying value	Net unrealized gains (losses) not recognized in OCI[2]	Estimated fair value
HELD-TO-MATURITY						
Municipal securities	$ 609	606	–	606	3	609
Asset-backed securities:						
Trust preferred securities – banks and insurance						
A rated	10	10	(1)	9	(1)	8
BBB rated	16	17	(2)	15	(3)	12
Noninvestment grade	237	237	(22)	215	(27)	188
Noninvestment grade – OTTI/PIK'd[3]	2	1	(1)	–	–	–
	265	265	(26)	239	(31)	208
Other						
AAA rated	4	3	–	3	–	3
BBB rated	21	20	(1)	19	(9)	10
Noninvestment grade – OTTI/PIK'd[3]	12	7	(4)	3	–	3
	37	30	(5)	25	(9)	16
	911	901	(31)	870	(37)	833
AVAILABLE-FOR-SALE						
U.S. Treasury securities	26	26	–	26		26
U.S. Government agencies and corporations:						
Agency securities	242	243	6	249		249
Agency guaranteed mortgage-backed securities	373	374	11	385		385
Small Business Administration loan-backed securities	744	782	(14)	768		768
Municipal securities	244	237	5	242		242
Asset-backed securities:						
Trust preferred securities – banks and insurance						
AAA rated	71	70	(7)	63		63
AA rated	634	477	21	498		498
A rated	318	309	(84)	225		225
A rated – OTTI/PIK'd[3]	50	44	(12)	32		32
BBB rated	163	139	(29)	110		110
Not rated	26	25	(2)	23		23
Noninvestment grade	223	217	(56)	161		161
Noninvestment grade – OTTI/PIK'd[3]	933	742	(493)	249		249
	2,418	2,023	(662)	1,361		1,361
Trust preferred securities – real estate investment trusts						
Noninvestment grade	25	16	(2)	14		14
Noninvestment grade – OTTI/PIK'd[3]	70	40	(30)	10		10
	95	56	(32)	24		24
Auction rate securities						
AAA rated	170	157	–	157		157
BBB rated	3	3	–	3		3
	173	160	–	160		160
Other						
AAA rated	50	48	(8)	40		40
A rated	3	3	–	3		3
Not rated	33	32	(20)	12		12
Noninvestment grade	6	4	(1)	3		3
Noninvestment grade – OTTI/PIK'd[3]	97	40	(21)	19		19
	189	127	(50)	77		77
	4,504	4,028	(736)	3,292		3,292
Other securities:						
Mutual funds and stock	364	364	–	364		364
	4,868	4,392	(736)	3,656		3,656
Total	$5,779	5,293	(767)	4,526	(37)	4,489

[1] *Ratings categories include the entire range. For example, "A rated" includes A+, A and A-. Split rated securities with more than one rating are categorized at the highest rating level.*

[2] *Other comprehensive income. All amounts reported are pretax.*

[3] *Consists of securities determined to have OTTI and/or securities whose most recent interest payment was capitalized as opposed to being paid in cash, as permitted under the terms of the security. This capitalization feature is known as Payment In Kind ("PIK") and where exercised the security is called PIK'd.*

Schedule 29

INVESTMENT SECURITIES PORTFOLIO
ASSET-BACKED SECURITIES CLASSIFIED AT LOWEST CREDIT RATING[1]
AT DECEMBER 31, 2009

(In millions)	Par value	Amortized cost	Net unrealized gains (losses) recognized in OCI[2]	Carrying value	Net unrealized gains (losses) not recognized in OCI[2]	Estimated fair value
HELD-TO-MATURITY						
Municipal securities	$ 609	606	–	606	3	609
Asset-backed securities:						
Trust preferred securities – banks and insurance						
Noninvestment grade	263	264	(25)	239	(31)	208
Noninvestment grade – OTTI/PIK'd[3]	2	1	(1)	–	–	–
	265	265	(26)	239	(31)	208
Other						
A rated	4	3	–	3	–	3
Noninvestment grade	21	20	(1)	19	(9)	10
Noninvestment grade – OTTI/PIK'd[3]	12	7	(4)	3	–	3
	37	30	(5)	25	(9)	16
	911	901	(31)	870	(37)	833
AVAILABLE-FOR-SALE						
U.S. Treasury securities	26	26	–	26		26
U.S. Government agencies and corporations:						
Agency securities	242	243	6	249		249
Agency guaranteed mortgage-backed securities	373	374	11	385		385
Small Business Administration loan-backed securities	744	782	(14)	768		768
Municipal securities	244	237	5	242		242
Asset-backed securities:						
Trust preferred securities – banks and insurance						
AAA rated	5	5	-	5		5
AA rated	104	96	(2)	94		94
A rated	148	121	-	121		121
BBB rated	256	181	25	206		206
Not rated	26	25	(2)	23		23
Noninvestment grade	896	809	(178)	631		631
Noninvestment grade – OTTI/PIK'd[3]	983	786	(505)	281		281
	2,418	2,023	(662)	1,361		1,361
Trust preferred securities – real estate investment trusts						
Noninvestment grade	25	16	(2)	14		14
Noninvestment grade – OTTI/PIK'd[3]	70	40	(30)	10		10
	95	56	(32)	24		24
Auction rate securities						
AAA rated	163	151	–	151		151
BBB rated	3	3	–	3		3
Noninvestment grade	7	6	–	6		6
	173	160	–	160		160
Other						
AAA rated	11	9	1	10		10
AA rated	37	37	(9)	28		28
A rated	5	5	–	5		5
Not rated	33	32	(20)	12		12
Noninvestment grade	6	4	(1)	3		3
Noninvestment grade – OTTI/PIK'd[3]	97	40	(21)	19		19
	189	127	(50)	77		77
	4,504	4,028	(736)	3,292		3,292
Other securities:						
Mutual funds and stock	364	364	–	364		364
	4,868	4,392	(736)	3,656		3,656
Total	$5,779	5,293	(767)	4,526	(37)	4,489

[1] *Ratings categories include the entire range. For example, "A rated" includes A+, A and A-. Split rated securities with more than one rating are categorized at the lowest rating level.*

[2] *Other comprehensive income. All amounts reported are pretax.*

[3] *Consists of securities determined to have OTTI and/or securities whose most recent interest payment was capitalized as opposed to being paid in cash, as permitted under the terms of the security. This capitalization feature is known as Payment In Kind ("PIK") and where exercised the security is called PIK'd.*

Schedule 30

INVESTMENT SECURITIES PORTFOLIO

	December 31,								
	2009			2008			2007		
(In millions)	Amortized cost	Carrying value	Estimated fair value	Amortized cost	Carrying value	Estimated fair value	Amortized cost	Carrying value	Estimated fair value
HELD-TO-MATURITY:									
Municipal securities	**$ 606**	**606**	**609**	697	697	695	704	704	702
Asset-backed securities:									
Trust preferred securities – banks and insurance	**265**	**239**	**208**	1,188	1,004	677	–	–	–
Trust preferred securities – real estate investment trusts	**–**	**–**	**–**	36	27	21	–	–	–
Other	**30**	**25**	**16**	76	63	51	–	–	–
	901	**870**	**833**	1,997	1,791	1,444	704	704	702
AVAILABLE-FOR-SALE:									
U.S. Treasury securities	**26**	**26**	**26**	28	29	29	52	53	53
U.S. Government agencies and corporations:									
Agency securities	**243**	**249**	**249**	323	325	325	629	626	626
Agency guaranteed mortgage-backed securities	**374**	**385**	**385**	406	410	410	765	763	763
Small Business Administration loan-backed securities	**782**	**768**	**768**	693	667	667	789	771	771
Municipal securities	**237**	**242**	**242**	178	180	180	220	222	222
Asset-backed securities:									
Trust preferred securities – banks and insurance	**2,023**	**1,361**	**1,361**	807	661	661	2,123	2,019	2,019
Trust preferred securities – real estate investment trusts	**56**	**24**	**24**	27	24	24	156	94	94
Auction rate securities	**160**	**160**	**160**	–	–	–	–	–	–
Small business loan-backed	**–**	**–**	**–**	–	–	–	183	182	182
Other	**127**	**77**	**77**	102	72	72	226	231	231
	4,028	**3,292**	**3,292**	2,564	2,368	2,368	5,143	4,961	4,961
Other securities:									
Mutual funds and stock	**364**	**364**	**364**	308	308	308	174	174	174
	4,392	**3,656**	**3,656**	2,872	2,676	2,676	5,317	5,135	5,135
Total	**$5,293**	**4,526**	**4,489**	4,869	4,467	4,120	6,021	5,839	5,837

The amortized cost of investment securities at December 31, 2009 increased 8.7% from the balance at December 31, 2008. The change was largely due to Zions Bank purchasing securities from Lockhart ($678 million), the Company purchasing auction rate securities from customers ($237 million), securities acquired in the FDIC-assisted transactions of the failed Alliance, Great Basin, and Vineyard banks ($182 million), and the impact of the 2009 provisions of ACS 320 ($230 million) offset by OTTI credit impairment, valuation losses on security purchases, and security maturity paydowns. See further discussion of securities purchased from Lockhart in "Termination of Off-Balance Sheet Arrangement" on page 103. As discussed further in "Market Risk – Fixed Income" on page 120, changes in fair value on available-for-sale securities have been reflected in shareholders' equity through accumulated other comprehensive income ("OCI").

As shown previously, at December 31, 2009, 10.4% of the $3.7 billion of fair value of available-for-sale securities portfolio was valued at Level 1, 43.9% was valued at Level 2, and 45.7% was valued at Level 3 under the GAAP fair value accounting valuation hierarchy. See "Fair Value Accounting" on page 35 and Note 21 of the Notes to Consolidated Financial Statements for further discussion of fair value accounting.

The amortized cost of available-for-sale investment securities valued at Level 3 was $2,413 million and the fair value of these securities was $1,670 million. The securities valued at Level 3 were comprised of ABS CDOs and auction rate securities. For these Level 3 securities, net pretax unrealized loss recognized in OCI at year end was $743 million. As of December 31, 2009, we believe that the par amounts of the Level 3 available-for-sale securities for which no OTTI has been recognized do not differ from the amounts we currently anticipate realizing on settlement or maturity. See "Critical Accounting Policies and Significant Estimates" on page 35 for further details about the CDO securities pricing methodologies.

During 2009, the Company reassessed the classification of certain asset-backed and trust preferred CDOs and reclassified approximately $596 million at fair value of held-to-maturity securities to available-for-sale. These securities were downgraded from an investment grade to a noninvestment grade rating by at least one rating agency. No gain or loss was recognized in the statement of income at the time of reclassification.

We review investment securities on an ongoing basis for the presence of OTTI, taking into consideration current market conditions, estimated credit impairment, if any, fair value in relationship to cost, the extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, our ability and intent to hold investments until a recovery of fair value, which may be maturity, and other factors. The Company incurred $280.5 million of credit-related OTTI charges recorded in earnings and $289.4 million pretax of OTTI related to illiquidity recorded in OCI during 2009. The collateral in these securities deemed to have OTTI includes bank and insurance trust preferred debt, commercial mortgage-backed securities, and debt issued by commercial income REITs, residential mortgage REITs, and homebuilders. Future reviews for OTTI will consider the particular facts and circumstances during the reporting period in review. See "Other-than-Temporary Impairment – Debt Investment Securities" on page 42 for further details about the OTTI accounting policy.

The Company recognized valuation losses during 2009 of $187.9 million on securities purchased from Lockhart under the terms of Lockhart's Liquidity Agreement and $24.2 million on auction rate securities purchased from bank customers at par. During 2008 the Company recognized valuation losses of $13.1 million on securities purchased from Lockhart. These securities purchased from Lockhart in 2009 and 2008 consisted of REIT CDOs and bank and insurance trust preferred CDOs. See "Termination of Off-Balance Sheet Arrangement" on page 103 for further details about Lockhart.

Schedules 31 and 32 provide additional information on the below-investment-grade rated bank and insurance trust preferred CDOs portion of the AFS and HTM portfolio with aggregate data on those securities which have been determined to not have OTTI at December 31, 2009 and those which have been determined to be OTTI at or prior to December 31, 2009. The schedules utilize the lowest rating to identify those securities below investment grade. The schedules segment the securities by original ratings level to provide granularity on the seniority level of the securities and the distribution of unrealized losses, and on pool-level performance and projections. The best and worst pool-level statistic for each original ratings subgroup is presented, not the best and worst single security within the original ratings grouping. The number of issuers and number of currently performing issuers noted in Schedule 32 are from the same security. The remaining statistics may not be from the same security.

The Company's loss and recovery experience as of December 31, 2009 is 100% loss on defaults. Our experience with deferring collateral has been that of all collateral that has elected to defer beginning in 2007, 47% has defaulted and 53% remains within the allowable deferrable period.

The following schedules reflect data and assumptions that are included in the calculations of fair value and OTTI.

Schedule 31

BELOW-INVESTMENT-GRADE RATED BANK AND INSURANCE TRUST PREFERRED CDOs BY ORIGINAL RATINGS LEVEL

AT DECEMBER 31, 2009

			Total				Average holding[1]			
(Amounts in millions)	Number of securities	% of portfolio	Par value	Amortized cost	Estimated fair value	Unrealized gain (loss)	Par value	Amortized cost	Estimated fair value	Unrealized gain (loss)
Original ratings of securities, non-OTTI:										
Original AAA	22	32%	$ 684	598	475	(123)	30	26	21	(5)
Original A	30	26	555	555	366	(189)	17	17	11	(6)
Original BBB	8	3	59	59	35	(24)	10	10	6	(4)
Total non-OTTI		61	1,298	1,212	876	(336)				
Original ratings of securities, OTTI:										
Original AAA	1	2	50	44	32	(12)	50	44	32	(12)
Original A	37	33	718	576	205	(371)	15	12	4	(8)
Original BBB	9	4	78	28	7	(21)	9	3	1	(2)
Total OTTI		39	846	648	244	(404)				
Total noninvestment grade bank and insurance CDOs		100%	$2,144	1,860	1,120	(740)				

[1] *The Company may have more than one holding of the same security.*

Schedule 32

POOL LEVEL PERFORMANCE AND PROJECTIONS FOR BELOW INVESTMENT GRADE RATED BANK AND INSURANCE TRUST PREFERRED CDOs

AT DECEMBER 31, 2009

	Current lowest rating	# of issuers in collateral pool	# of issuers currently performing[1]	% of original collateral defaulted[2]	% of original collateral deferring[3]	Subordination as a % of performing collateral[4]	Collateralization %[5]	Present value of expected cash flows discounted at coupon rate as a % of par[6]	Lifetime additional projected loss from performing collateral[7]
Original ratings of securities, non-OTTI:									
Original AAA									
Best	BB	49	43	4.43%	1.52%	76.15%	710.81%	100%	5.80%
Weighted average		33	24	13.58	14.98	33.97	253.82	99[8]	8.57
Worst	CCC	16	8	23.79	23.99	15.12	158.67	94[8]	23.50
Original A									
Best	BB	29	29	–	–	24.20	305.17	110	4.98
Weighted average		17	16	3.20	5.21	7.75	127.78	101	8.06
Worst	C	6	4	14.50	15.57	(8.09)[9]	73.29[10]	99[8]	10.42
Original BBB									
Best	B	36	36	–	–	14.99	354.73	100	4.98
Weighted average		29	28	0.62	2.51	7.92	241.25	100	7.70
Worst	C	17	16	3.01	4.99	1.13	120.34	100	9.83
Original ratings of securities, OTTI:									
Original AAA									
Single security	B	44	31	12.39	17.46	33.70	274.81	88	8.13
Original A									
Best	BB	62	54	–	1.69	36.92	158.53	103	1.63
Weighted average		45	31	12.40	14.98	11.72	69.29	81	8.19
Worst	C	19	9	19.00	23.99	(56.93)	(7.09)	58	20.70
Original BBB									
Best	CC	74	60	2.99	4.57	(7.72)	76.11	95	6.78
Weighted average		51	37	11.24	17.88	(13.77)	(116.69)	36	8.99
Worst	C	38	23	15.65	23.88	(18.85)	(352.86)	–	11.17

1 *Excludes both defaulted issuers and issuers that have elected to defer payment of current interest.*

2 *Collateral is identified as defaulted when a regulator closes an issuing bank.*

3 *Collateral is identified as deferring when the Company becomes aware that an issuer has announced or elected to defer interest payment on trust preferred debt.*

4 *Utilizes the Company's loss assumption of 100% on defaulted collateral and the Company's issuer specific loss assumption of from 8.2% to 100% dependent on credit for each deferring piece of collateral. "Subordination" in the schedule includes the effects of seniority level within the CDOs' liability structure, the Company's loss and recovery rate assumption for deferring but not defaulted collateral and a 0% recovery rate for defaulted collateral. The numerator is all collateral less the sum of (i) 100% of the defaulted collateral, (ii) the sum of the projected net loss amounts for each piece of deferring but not defaulted collateral and (iii) the amount of each CDO's debt which is either senior to or pari passu with our security's priority level. The denominator is all collateral less the sum of (i) 100% of the defaulted collateral and (ii) the sum of the projected net loss amounts for each piece of deferring but not defaulted collateral.*

5 *Utilizes the Company's loss assumption of 100% on defaulted collateral and the Company's issuer specific loss assumption of from 8.2% to 100% dependent on credit for each deferring piece of collateral. "Collateralization" in the schedule identifies the portion of a CDO tranche that is backed by nondefaulted collateral. The numerator is all collateral less the sum of (i) 100% of the defaulted collateral, (ii) the sum of the projected net loss amounts for each piece of deferring but not defaulted collateral and (iii) the amount of each CDO's debt which is senior to our security's priority level. The denominator is the par amount of the tranche. Par is defined as the original par less any principal paydowns. For further details on the loss assumption on deferrals see "Critical Accounting Policies and Significant Estimates" on page 35.*

6 *For OTTI securities, this statistic approximates the extent of OTTI credit losses taken. For the methodology used in determining OTTI credit loss see "Other-than-Temporary Impairment – Debt Investment Securities" on page 42.*

7 *This is the same statistic presented in Schedule 6 on page 41 and incorporated in the fair value and OTTI calculations. The statistic is the sum of incremental projected loss percentages from currently paying collateral for year one, years two through five and years six through thirty. For the methodology for projecting future credit losses see "Critical Accounting Policies and Significant Estimates" on page 35.*

8 *Although cash flows project a return of less than par, they project full recovery of amortized cost and therefore OTTI exists.*

9 *Negative subordination is projected to be remedied by excess spread prior to maturity.*

10 *Collateralization shortfall is projected to be remedied by excess spread prior to maturity.*

During the fourth quarter of 2009, the Company was informed of outstanding offers from a hedge fund to the preferred shareholders ("equity holders") of four CDOs in which the Company held senior debt. The offers sought to induce the equity holders, in exchange for payments to be made outside of the CDO, to approve sales to the hedge fund of substantial amounts of performing collateral at deeply discounted prices. Such sales, if consummated, would be detrimental to the interests of the more senior tranches of the CDO.

Three of the four offers were not accepted by preferred shareholders and the offer with respect to one CDO was accepted by the preferred shareholders. The trustee has not commenced to sell the collateral and has filed an action in the United States District Court for the Southern District of New York seeking that the court order the interested parties in all the CDOs to interplead and settle all claims relating to the collateral. The Company and numerous other holders of more senior tranches of this CDO have retained counsel to defend their interests in the CDOs and the collateral and to seek to block any such sales, and believe they have substantial legal bases to do so.

The Company had holdings with a carrying value and amortized cost of $6.6 million and $33.5 million, respectively, at December 31, 2009 related to the CDO with the accepted offer. The Company's investment could be materially adversely affected if judicial determinations result in the sale of the performing collateral at significant discounts to fair value. The Company has not adjusted the cash flows of these securities or incorporated the risk of an adverse outcome into its OTTI analysis as a result of the actions described above. The Company does not expect that the ultimate judicial determination will permit the proposed sales, which are in contravention to the seniority concepts within the CDOs. We did not find that sufficient information was available to market participants at either the balance sheet date or filing date to support the expectation of an adverse outcome. Schedule 33 also presents information regarding the investment securities portfolio. This schedule presents the maturities of the different types of investments that the Company owned as of December 31, 2009, and the corresponding average interest rates that the investments will yield if they are held to maturity. It should be noted that most of the SBA loan-backed securities and asset-backed securities are variable rate and their repricing periods are significantly less than their contractual maturities. Also see "Liquidity Risk" on page 121 and Notes 1, 4 and 7 of the Notes to Consolidated Financial Statements for additional information about the Company's investment securities and their management.

Schedule 33

MATURITIES AND AVERAGE YIELDS ON SECURITIES

AT DECEMBER 31, 2009

(Amounts in millions)	Total securities		Within one year		After one but within five years		After five but within ten years		After ten years	
	Amortized cost	Yield*	Amortized cost	Yield*	Amortized cost	Yield*	Amortized cost	Yield*	Amortized cost	Yield*
HELD-TO-MATURITY										
Municipal securities	$ 606	7.1%	$ 90	6.1%	$ 236	6.6%	$145	7.8%	$ 135	8.0%
Asset-backed securities:										
Trust preferred securities – banks and insurance	265	2.5	–		1	2.4	64	2.2	200	2.6
Other	30	1.0	–		8	1.1	15	1.1	7	0.8
	901	5.6	90	6.1	245	6.4	224	5.8	342	4.7
AVAILABLE-FOR-SALE										
U.S. Treasury securities	26	2.7	25	2.4	1	7.7	–		–	
U.S. Government agencies and corporations:										
Agency securities	243	5.2	78	5.2	126	5.2	34	5.3	5	5.3
Agency guaranteed mortgage-backed securities	374	4.4	106	4.5	194	4.4	56	4.2	18	4.1
Small Business Administration loan-backed securities	782	2.0	156	2.0	372	2.0	187	2.0	67	2.0
Municipal securities	237	5.0	11	6.9	40	6.6	69	5.8	117	3.7
Asset-backed securities										
Trust preferred securities – banks and insurance	2,023	2.0	21	2.0	113	2.3	231	2.4	1,658	2.0
Trust preferred securities – real estate investment trusts	56	2.0	–		–		12	0.8	44	2.3
Auction rate securities	160	0.9	–		–		–		160	0.9
Other	127	1.6	26	1.7	53	1.8	6	1.4	42	1.2
	4,028	2.6	423	3.4	899	3.2	595	3.0	2,111	2.0
Other securities:										
Mutual funds and stock	364	0.1	364	0.1	–		–		–	
	4,392	2.4	787	1.9	899	3.2	595	3.0	2,111	2.0
Total	$5,293	2.9%	$877	2.3%	$1,144	3.9%	$819	3.8%	$2,453	2.4%

* *Taxable-equivalent rates used where applicable based on a statutory rate of 35%.*

As shown in Schedule 34, the investment securities portfolio at December 31, 2009 includes $654 million of nonrated, fixed-income securities compared to $707 million at December 31, 2008. Nonrated municipal securities held in the portfolio were underwritten as to credit by Zions Bank's Municipal Credit Department in accordance with its established municipal credit standards.

Schedule 34

NONRATED SECURITIES

(Book value in millions)	December 31, 2009	December 31, 2008
Municipal securities	**$594**	681
Other nonrated debt securities	**60**	26
	$654	707

Loan Portfolio

As of December 31, 2009, net loans and leases accounted for 78.6% of total assets compared to 75.6% at year-end 2008, and 80.4% of tangible assets as compared to 78.1% at December 31, 2008. Schedule 35 presents the Company's loans outstanding by type of loan as of the five most recent year-ends. The schedule also includes a maturity profile for the loans that were outstanding as of December 31, 2009. However, while this schedule reflects the contractual maturity and repricing characteristics of these loans, in certain cases the Company has hedged the repricing characteristics of its variable-rate loans as more fully described in "Interest Rate Risk" on page 117.

Schedule 35

LOAN PORTFOLIO BY TYPE AND MATURITY

(In millions)	December 31, 2009				December 31,			
	One year or less	One year through five years	Over five years	Total	2008	2007	2006	2005
Commercial lending:								
Commercial and industrial	$ 5,204	3,456	1,262	**9,922**	11,447	10,407	8,422	7,192
Leasing	25	317	124	**466**	431	503	443	373
Owner occupied	459	1,319	6,974	**8,752**	8,743	7,545	6,260	4,825
Total commercial lending	5,688	5,092	8,360	**19,140**	20,621	18,455	15,125	12,390
Commercial real estate:								
Construction and land development	3,243	2,095	214	**5,552**	7,516	7,869	7,483	6,065
Term	1,036	2,256	3,963	**7,255**	6,196	5,334	4,952	4,640
Total commercial real estate	4,279	4,351	4,177	**12,807**	13,712	13,203	12,435	10,705
Consumer:								
Home equity credit line	15	109	2,011	**2,135**	2,005	1,608	1,850	1,831
1-4 family residential	112	324	3,206	**3,642**	3,877	3,975	4,192	4,130
Construction and other consumer real estate	206	105	148	**459**	774	945	–	–
Bankcard and other revolving plans	214	115	12	**341**	374	347	295	207
Other	68	197	28	**293**	385	460	457	537
Total consumer	615	850	5,405	**6,870**	7,415	7,335	6,794	6,705
Foreign loans	62	3	–	**65**	43	51	3	5
FDIC-supported loans	496	333	616	**1,445**				
Other receivables	–	–	–	**–**	–	–	209	191
Total loans	$11,140	10,629	18,558	**40,327**	41,791	39,044	34,566	29,996
Loans maturing in more than one year:								
With fixed interest rates		$ 4,414	3,536	**7,950**				
With variable interest rates		6,215	15,022	**21,237**				
Total		$10,629	18,558	**29,187**				

During 2008 the Company completed a loan classification project. Information to reclassify loans for periods prior to 2007 is not available.

Net loans and leases decreased $1.5 billion during 2009 compared to an increase of $2.8 billion during 2008. Loans at December 31, 2009 include $1.4 billion of loans, acquired from the FDIC with loss sharing agreements, related to the failed Alliance Bank, Great Basin Bank, and Vineyard Bank. Excluding these FDIC-supported loans, net loans and leases decreased approximately $2.9 billion or 7.0% during 2009 throughout our markets due to weak loan demand, as well as pay-offs and loan charge-offs resulting from challenging economic conditions in our markets. Loan contraction during 2009 was primarily in commercial construction and land development at all banking subsidiaries and secondarily in commercial lending. We did have loan growth in the commercial real estate term category at all banking subsidiaries except NSB as maturing, credit-worthy commercial construction and land development loans converted into commercial real estate term loans. The increase in loans in 2008 includes $1.2 billion of loans resulting from the purchase of certain securities from Lockhart, as discussed in "Termination of Off-Balance Sheet Arrangement" on page 103. These securities were backed by loans originated or underwritten by Zions Bank and are reflected on the Company's balance sheet primarily as owner-occupied commercial loans.

Although we continue to actively originate loans, we expect that core loan balances for the next few quarters will most likely contract. This is mainly due to the current economic environment which is causing a reduction in loan demand. Pay-downs, charge offs, and other reductions are likely to continue to offset originations. We expect construction and land development balances to continue to decline as they have during recent quarters.

Sold Loans Being Serviced

The Company performs loan servicing operations on both loans that it holds in its portfolios as well as loans that are owned by third parties. Servicing loans includes:

- collecting loan and, in certain instances, insurance and property tax payments from the borrowers;
- monitoring adequate insurance coverage;
- maintaining documentation files in accordance with legal, regulatory, and contractual guidelines; and
- remitting payments to third party investor trusts and, where required, for insurance and property taxes.

The Company receives a fee for performing loan servicing for third parties. Failure by the Company to service the loans in accordance with the contractual requirements of the servicing agreements may lead to the termination of the servicing contract and the loss of future servicing fees.

Schedule 36

SOLD LOANS BEING SERVICED

	2009		2008		2007	
(In millions)	**Sales**	**Outstanding at year-end**	**Sales**	**Outstanding at year-end**	**Sales**	**Outstanding at year-end**
Home equity credit lines	**$ –**	**–**	–	–	–	71
Small business loans	**–**	**–**	–	–	–	1,331
SBA 7(a) loans	**25**	**202**	31	98	–	90
Farmer Mac	**80**	**417**	74	403	64	393
Leases	**–**	**49**	86	77	–	–
Total	**$105**	**668**	191	578	64	1,885

The increase in outstanding SBA 7(a) sold loans being serviced is primarily due to the impact of acquired SBA 7(a) loan servicing portfolios at Alliance and Vineyard Banks.

Other Earning Assets

As of December 31, 2009, the Company had $1,100 million of other noninterest-bearing investments compared with $1,044 million in 2008. The increase in other noninterest-bearing investments resulted mainly from increases in Federal Reserve stock.

Schedule 37

OTHER NONINTEREST-BEARING INVESTMENTS

(In millions)	December 31, 2009	2008
Bank-owned life insurance	**$ 620**	623
Federal Home Loan Bank stock	**136**	136
Federal Reserve stock	**122**	84
SBIC investments[1]	**65**	66
Non-SBIC investment funds and other	**102**	93
Investments in ADC arrangements	**19**	16
Other public companies	**22**	12
Trust preferred securities	**14**	14
	$1,100	1,044

[1] *Amounts include minority investors' interests in Zions' managed SBIC investments of approximately $18 million and $26 million as of the respective dates.*

Federal Reserve stock investments increased $38 million during 2009 due to regulatory required investments.

Non-SBIC investment funds increased $9 million during 2009 primarily as a result of increased investment in funds within new and existing investment commitments and appreciation on investments.

Other public company investments increased $10 million during 2009 primarily due to increased equity in earnings from investments in Farmer Mac and Life Quotes, Inc.

Deposits and Borrowed Funds

Deposits, both interest-bearing and noninterest-bearing, are a primary source of funding for the Company. During 2009, total actual and average deposit balances increased over 2008 balances, and were impacted by the inclusion of deposits related to failed bank FDIC-assisted acquisitions and a failed bank FDIC paying agent agreement. Total deposits exceeded the Company's net loans and leases balance at December 31, 2009.

Schedule 7 on page 54 summarizes average deposit balances for the past five years along with their respective interest costs and average interest rates. Average noninterest-bearing deposits increased 20.9% in 2009 from 2008, while average interest-bearing deposits increased 11.8% during the same time period. Average noninterest-bearing deposit account balance growth was strong in 2009 and the Company believes this is partially attributable to low absolute interest rates and the FDIC guarantee on demand deposits.

Total deposits at December 31, 2009 increased $0.5 billion to $41.8 billion, or 1.3% over the balances reported at December 31, 2008. Noninterest-bearing demand deposits at December 31, 2009 increased $2.6 billion to $12.3 billion compared to $9.7 billion at December 31, 2008. Demand, savings and money market deposits comprised 82.6% of total deposits at December 31, 2009, compared with 74.9% as of December 31, 2008. The increase was mainly driven by increased noninterest-bearing demand deposits and savings deposits during 2009.

During 2008 and the first quarter of 2009, the Company increased brokered deposit programs and Internet money market accounts to serve as an additional source of liquidity for the Company and to reduce its reliance on FHLB advances and other short-term borrowings. As liquidity returned to the market during 2009, the Company reduced brokered deposit programs. At December 31, 2009, total deposits included $1.6 billion of brokered deposits compared to $3.3 billion at December 31, 2008. Internet money market deposits were $2.7 billion compared to $2.5 billion at December 31, 2008. Money market deposits included $1.3 billion of brokered deposits or 7.7% of total money market deposits. The average balance of brokered deposits was $2.9 billion for 2009 and $653 million for 2008.

See "Liquidity Risk" on page 121 for information on funding and borrowed funds. Also, see Notes 11, 12 and 13 of the Notes to Consolidated Financial Statements for additional information on borrowed funds.

Termination of Off-Balance Sheet Arrangement

The Company previously administered a qualifying special-purpose entity ("QSPE") securities conduit, Lockhart Funding LLC, which was established in 2000. Lockhart was structured to purchase AAA-rated and other government agency securities and AAA-rated securities that were collateralized by small business loans originated or purchased by Zions Bank; such loans were originated during and prior to 2005. Lockhart obtained funding through the issuance of asset-backed commercial paper.

Lockhart ceased issuance of asset backed commercial paper on April 21, 2009 after Moody's downgraded Zions Bank, as Liquidity Bank, from P1 to NP and downgraded Lockhart as a consequence. Effective June 5, 2009, Zions Bank became a holder of over 90% of Lockhart's commercial paper notes, causing Lockhart to no longer be a QSPE and thus requiring consolidation of Lockhart by Zions Bank at fair value.

On September 15, 2009, the remaining outstanding commercial paper notes of Lockhart totaling $3 million matured. Lockhart's remaining security portfolio was exclusively SBA-backed securities. Following the notes' maturity on September 15, 2009, Lockhart and its program documents were terminated as agreed to in an executed Termination Agreement dated May 29, 2009 between all involved parties.

Under the terms of a liquidity facility, prior to Lockhart's consolidation Zions Bank purchased, during the nine months ended September 30, 2009, $678 million of securities from Lockhart at book value and recognized losses of $187.9 million in marking the securities to fair value.

See "Liquidity Management Actions" on page 123 and Note 6 of the Notes to Consolidated Financial Statements for additional information on Lockhart.

RISK ELEMENTS

Since risk is inherent in substantially all of the Company's operations, management of risk is integral to those operations and is also a key determinant of the Company's overall performance. We apply various strategies to reduce the risks to which the Company's operations are exposed, including credit, interest rate and market, liquidity, and operational risks.

Credit Risk Management

Credit risk is the possibility of loss from the failure of a borrower or contractual counterparty to fully perform under the terms of a credit-related contract. Credit risk arises primarily from the Company's lending activities, as well as from off-balance sheet credit instruments.

Centralized oversight of credit risk is provided through a uniform credit policy, credit administration, and credit exam functions at the Parent. Effective management of credit risk is essential in maintaining a safe, sound and profitable financial institution. We have structured the organization to separate the lending function from the credit administration function, which has added strength to the control over, and independent evaluation of, credit activities. Formal loan policies and procedures provide the Company with a framework for consistent underwriting and a basis for sound credit decisions. In addition, the Company has a well-defined set of standards for evaluating its loan portfolio, and management utilizes a comprehensive loan grading system to determine the risk potential in the portfolio. Further, an independent internal credit examination department periodically conducts examinations of the Company's lending departments. These examinations are designed to review credit quality, adequacy of documentation, appropriate loan grading administration and compliance with lending policies, and reports thereon are submitted to management and to the Credit Review Committee of the Board of Directors. New, expanded, or modified products and services as well as new lines of business, are approved by a New Product Review Committee at the bank level or Parent level, depending on the inherent risk of the new activity.

Both the credit policy and the credit examination functions are managed centrally. Each bank is able to modify corporate credit policy to be more conservative; however, corporate approval must be obtained if a bank wishes to create a more liberal policy. Historically, only a limited number of such modifications have been approved. This entire process has been designed to place an emphasis on strong underwriting standards and early detection of potential problem credits so that action plans can be developed and implemented on a timely basis to mitigate any potential losses.

With regard to credit risk associated with counterparties in off-balance sheet credit instruments, Zions Bank and Amegy have International Swap Dealer Association ("ISDA") agreements in place under which derivative transactions are entered into with major derivative dealers. Each ISDA agreement details the collateral arrangements between Zions Bank and Amegy and their counterparties. In every case, the amount of the collateral required to secure the exposed party in the derivative transaction is determined by the fair value of the derivative and the credit rating of the party with the obligation. The credit rating used in these situations is provided by either Moody's or Standard & Poor's. This means that a counterparty with a "AAA" rating would be obligated to provide less collateral to secure a major credit exposure than one with an "A" rating. All derivative gains and losses between Zions Bank or Amegy and a single counterparty are netted to determine the net credit exposure and therefore the collateral required. We have no exposure to credit default swaps.

The Company's credit risk management strategy includes diversification of its loan portfolio. The Company maintains a diversified loan portfolio with some emphasis in real estate. The Company attempts to avoid the risk of an undue concentration of credits in a particular property type or with an individual customer or counterparty. During 2009 the Company adopted new concentration limits on various types of commercial real estate lending, particularly construction and land development lending, which over time should reduce further the Company's exposure to this type of lending. The majority of the Company's business activity is with customers located within the geographical footprint of its banking subsidiaries. See Note 5 of the Notes to Consolidated Financial Statements for further information on concentrations of credit risk.

As displayed in Schedule 38, at year-end 2009 no single loan type exceeded 24.6% of the Company's total loan portfolio.

Schedule 38

LOAN PORTFOLIO DIVERSIFICATION

(Amounts in millions)	December 31, 2009		December 31, 2008	
	Amount	**% of total loans**	**Amount**	**% of total loans**
Commercial lending:				
Commercial and industrial	**$ 9,922**	**24.6%**	$11,447	27.4%
Leasing	**466**	**1.2**	431	1.0
Owner occupied	**8,752**	**21.7**	8,743	20.9
Commercial real estate:				
Construction and land development	**5,552**	**13.8**	7,516	18.0
Term	**7,255**	**18.0**	6,196	14.8
Consumer:				
Home equity credit line	**2,135**	**5.3**	2,005	4.8
1-4 family residential	**3,642**	**9.0**	3,877	9.3
Construction and other consumer real estate	**459**	**1.1**	774	1.9
Bankcard and other revolving plans	**341**	**0.8**	374	0.9
Other	**293**	**0.7**	385	0.9
Foreign Loans	**65**	**0.2**	43	0.1
FDIC-supported loans	**1,445**	**3.6**	–	–
Total loans	**$40,327**	**100.0%**	$41,791	100.0%

In addition, as reflected in Schedule 39, as of December 31, 2009, the commercial real estate loan portfolio is also well diversified by property type, purpose and collateral location.

Schedule 39

COMMERCIAL REAL ESTATE PORTFOLIO BY PROPERTY TYPE AND COLLATERAL LOCATION
(REPRESENTS PERCENTAGES BASED UPON OUTSTANDING COMMERCIAL REAL ESTATE LOANS)
AT DECEMBER 31, 2009

(Amounts in millions)		Collateral location										
Loan Type	**Balance[1]**	**Arizona**	**Northern California**	**Southern California**	**Nevada**	**Colorado**	**Texas**	**Utah / Idaho**	**Wash-ington**	**Other**	**Product as a % of total CRE**	**Product as a % of loan type**
Commercial term												
Industrial		0.88%	0.40	1.44	0.26	0.14	0.71	0.31	0.12	0.38	4.64	8.05
Office		1.58	1.02	2.55	1.48	0.87	1.48	1.62	0.42	1.61	12.63	21.91
Retail		1.17	1.10	2.90	1.91	0.70	2.58	0.49	0.26	1.62	12.73	22.07
Hotel/motel		1.81	1.01	1.00	0.45	0.68	1.31	1.66	0.24	3.80	11.96	20.73
Acquisition and development		–	–	–	–	–	–	–	0.01	–	0.01	0.01
Medical		0.64	0.29	0.45	0.63	0.11	0.17	0.20	0.01	0.03	2.53	4.39
Recreation/restaurant		0.50	0.07	0.46	0.30	0.18	0.20	0.24	0.02	0.38	2.35	4.06
Multifamily		0.69	0.42	2.26	0.46	0.35	1.74	0.47	0.11	0.50	7.00	12.14
Other		0.51	0.22	1.14	0.41	0.12	0.08	0.80	0.08	0.47	3.83	6.64
Total commercial term	$ 7,180.1	7.78	4.53	12.20	5.90	3.15	8.27	5.79	1.27	8.79	57.68	100.00
Residential construction and land development												
Single family housing		0.45	0.03	0.48	0.08	0.82	1.35	0.67	0.23	0.33	4.44	31.71
Acquisition and development		1.90	0.31	1.03	0.67	0.64	2.86	1.94	0.07	0.16	9.58	68.29
Total residential construction and land development	1,745.5	2.35	0.34	1.51	0.75	1.46	4.21	2.61	0.30	0.49	14.02	100.00
Commercial construction and land development												
Industrial		0.07	0.01	0.15	–	–	0.64	0.06	0.01	0.01	0.95	3.34
Office		0.28	0.07	0.58	0.43	0.35	0.75	0.43	0.03	0.11	3.03	10.71
Retail		1.04	0.02	0.10	0.90	0.27	2.54	0.63	0.03	0.23	5.76	20.34
Hotel/motel		0.14	0.19	0.32	0.04	0.02	0.35	0.05	–	0.13	1.24	4.39
Acquisition and development		1.08	0.09	0.54	1.34	0.48	2.84	1.29	0.05	0.39	8.10	28.62
Medical		0.18	–	0.03	0.25	–	0.14	0.02	0.06	0.35	1.03	3.63
Recreation/restaurant		0.06	–	–	0.02	–	–	0.01	–	–	0.09	0.34
Other		0.07	–	–	0.41	0.03	0.43	0.18	0.02	0.10	1.24	4.39
Apartments		0.47	0.47	0.74	0.24	0.24	2.54	0.40	0.41	1.35	6.86	24.24
Total commercial construction and land development	3,522.3	3.39	0.85	2.46	3.63	1.39	10.23	3.07	0.61	2.67	28.30	100.00
Total construction and land development	5,267.8	5.74	1.19	3.97	4.38	2.85	14.44	5.68	0.91	3.16	42.32	100.00
Total commercial real estate	$12,447.9	13.52%	5.72	16.17	10.28	6.00	22.71	11.47	2.18	11.95	100.00	

1 Excludes approximately $359 million of unsecured loans outstanding, but related to the real estate industry.

During 2009, the Company acquired assets from the FDIC as receiver for the failed Alliance Bank, Great Basin Bank, and Vineyard Bank that are included in nonperforming loans and other loans with characteristics indicative of a high credit risk profile. These include substantial concentrations in California and Nevada, loans with homebuilders and other construction finance loans. Because most of these assets are covered under loss sharing agreements with the FDIC for which the FDIC generally will assume 80% of the first $275 million of credit losses for the Alliance Bank assets, $40 million of credit losses for the Great Basin Bank assets, $465 million of credit losses for the Vineyard Bank assets and 95% of the credit losses in excess of those amounts, the Company's financial exposure to losses from these assets is substantially limited. FDIC-supported loans represent approximately 3.6% of the Company's total loan portfolio.

The Company's level of credit quality continued to weaken during 2009, although it weakened at a decreasing rate during the fourth quarter of 2009. This deterioration in credit quality is now widespread and affects most of the Company's geographic markets and product types. The Company believes that a number of indicators of credit quality began to stabilize toward the end of 2009, although further deterioration in the economy could result in further deterioration in credit quality.

Loan-to-value ("LTV") ratios are another key determinant of credit risk in commercial real estate lending. The Company estimates that the weighted average LTV ratio on the total commercial real estate portfolio at December 31, 2009, detailed in year-end amounts in Schedule 39, was approximately 58.6% compared to 57.4% at December 31, 2008.

However, continued declines in property values in many of our distressed markets may understate the actual current LTV levels. This estimate is based on the most current appraisals, generally obtained as of the date of origination, downgrade or renewal of the loans.

Lending to finance residential land acquisition, development and construction is a core business for the Company. In some geographic markets, significant declines in the availability of mortgage financing to buyers of newly constructed homes, declining home values and general uncertainty in the residential real estate market continue to have an adverse impact on the operations of many of the Company's developer and builder customers.

The Company does not pursue subprime residential mortgage lending, including option ARM and negative amortization loans. It does have approximately $475 million of stated income loans with generally high FICO scores at origination, including "one-time close" loans to finance the construction of a home, which convert into permanent jumbo mortgages. This portfolio began to show significant credit quality deterioration in the second half of 2008. At December 31, 2009, approximately $74 million of the stated income loans had FICO scores of less than 620, reflecting the current economic environment. These totals exclude held-for-sale loans.

The Company is engaged in home equity credit line lending. We actively monitor our credit risk in this portfolio and as of December 31, 2009, approximately 14.5% of the Company's $2.1 billion portfolio was estimated to have loan-to-value ratios above 100%. Of the total home equity credit line portfolio, 0.42% was 90 or more days past due at December 31, 2009 as compared to 0.20% as of December 31, 2008. The credit losses for this portfolio were 75 basis points for the twelve months ended December 31, 2009. During 2009, the Company modified $1.4 million of home equity credit line loans. The Company requires appraisals for all real estate collateral-dependent loans at the time of origination and when adverse credit events occur.

Commercial Real Estate Loans

Selected information regarding our commercial real estate ("CRE") loan portfolio is presented in the following schedule:

Schedule 40

COMMERCIAL REAL ESTATE PORTFOLIO BY LOAN TYPE AND COLLATERAL LOCATION AT DECEMBER 31, 2009

(Amounts in millions)

		Collateral location										
Loan Type	As of date	Arizona	Northern California	Southern California	Nevada	Colorado	Texas	Utah / Idaho	Washington	Other[1]	Total	% of total CRE
Commercial term												
Balance outstanding	12/31/09	$ 987.9	362.3	1,659.4	765.0	488.3	1,044.1	729.3	194.6	1,024.2	7,255.1	56.6%
% of loan type		13.6%	5.0%	22.9%	10.5%	6.7%	14.4%	10.1%	2.7%	14.1%	100.0%	
Delinquency rates[2]:												
30-89 days	12/31/09	1.8%	2.4%	2.4%	7.6%	1.4%	4.3%	2.4%	0.3%	9.2%	4.0%	
	12/31/08	0.5%	0.9%	0.4%	1.8%	–	0.7%	1.8%	–	4.4%	1.4%	
≥ 90 days	12/31/09	1.4%	1.6%	1.6%	3.9%	0.8%	3.3%	1.1%	–	5.6%	2.5%	
	12/31/08	0.2%	0.9%	0.1%	1.2%	–	0.2%	1.0%	–	3.0%	0.8%	
Accruing loans past due 90 days or more	12/31/09	$ 1.2	–	0.6	0.5	–	1.2	0.6	–	2.6	6.7	
	12/31/08	1.9	–	–	2.4	–	–	–	–	7.5	11.8	
Nonaccrual loans	12/31/09	14.5	6.5	30.3	60.9	6.5	36.3	10.0	1.4	62.1	228.5	
	12/31/08	0.5	2.8	2.0	6.7	0.4	4.5	6.4	–	20.3	43.6	
Residential construction and land development												
Balance outstanding	12/31/09	$ 324.8	43.5	155.2	114.5	189.2	524.7	340.3	39.7	144.5	1,876.4	14.7%
% of loan type		17.3%	2.3%	8.3%	6.1%	10.1%	28.0%	18.1%	2.1%	7.7%	100.0%	
Delinquency rates[2]:												
30-89 days	12/31/09	20.9%	8.3%	6.2%	18.0%	12.7%	14.2%	20.1%	0.2%	15.8%	15.5%	
	12/31/08	16.7%	7.3%	9.3%	38.8%	6.9%	3.3%	20.4%	0.5%	8.6%	13.1%	
≥ 90 days	12/31/09	17.9%	8.3%	4.6%	5.6%	11.1%	7.3%	19.7%	–	6.9%	11.3%	
	12/31/08	12.3%	2.3%	7.7%	20.9%	5.6%	2.4%	18.8%	0.5%	4.5%	9.6%	
Accruing loans past due 90 days or more	12/31/09	$ 6.2	–	–	–	–	0.1	1.9	–	0.1	8.3	
	12/31/08	7.2	–	–	1.0	–	0.7	9.6	0.3	–	18.8	
Nonaccrual loans	12/31/09	66.2	4.8	33.7	44.5	23.0	103.4	100.1	–	19.8	395.5	
	12/31/08	99.3	5.8	45.6	50.5	15.0	18.6	88.7	–	19.3	342.8	
Commercial construction and land development												
Balance outstanding	12/31/09	$ 444.2	84.1	333.6	467.8	212.9	1,328.3	425.9	86.3	292.5	3,675.6	28.7%
% of loan type		12.1%	2.3%	9.1%	12.7%	5.8%	36.1%	11.6%	2.3%	8.0%	100.0%	
Delinquency rates[2]:												
30-89 days	12/31/09	12.9%	–	3.9%	23.4%	7.9%	9.4%	14.5%	24.6%	4.1%	11.3%	
	12/31/08	2.8%	–	2.4%	10.5%	0.5%	2.1%	6.6%	1.8%	6.1%	4.1%	
≥ 90 days	12/31/09	7.3%	–	3.0%	19.1%	1.6%	5.5%	7.7%	–	4.1%	6.9%	
	12/31/08	0.7%	–	–	8.5%	0.5%	0.2%	2.9%	–	6.1%	2.2%	
Accruing loans past due 90 days or more	12/31/09	$ 4.1	–	–	9.1	0.8	0.9	3.0	–	0.1	18.0	
	12/31/08	1.8	–	–	25.4	–	–	8.1	–	18.6	53.9	
Nonaccrual loans	12/31/09	57.1	–	12.8	107.2	4.7	198.8	37.0	–	11.8	429.3	
	12/31/08	27.4	–	11.1	66.2	1.4	14.0	4.3	–	6.3	130.7	
Total construction and land development	12/31/09	769.0	127.6	488.8	582.3	402.1	1,853.0	766.2	126.0	437.0	5,552.0	
Total commercial real estate	12/31/09	$1,756.9	489.9	2,148.2	1,347.3	890.4	2,897.1	1,495.5	320.6	1,461.2	12,807.1	100.0%

[1] *No other geography exceeded $194 million for all three loan types.*

[2] *Delinquency rates include nonaccrual loans.*

Approximately 32% of the commercial term loans consist of mini-perm loans on which construction is complete and the project is either in the process of stabilization or has stabilized, and the owner is waiting to seek permanent financing. Mini-perm loans generally have maturities of 3 to 7 years. The remaining 68% are term loans with initial maturities generally of 15 to 20 years. Stabilization criteria differ by product and are dependent on cash flow created by lease-up for office, industrial and retail products and occupancy for retail and apartment products.

Approximately 28.6% of the commercial construction and land development portfolio is designated as acquisition and development. Most of these acquisition and development properties are tied to specific retail, apartment, office or other projects. Underwriting on commercial properties is primarily based on the economic viability of the project with heavy consideration given to the creditworthiness of the sponsor. The owners' equity is generally expected to be injected prior to bank advances. Remargining requirements are often included in the loan agreement along with guarantees of the sponsor. Recognizing that debt is repaid via cash flow, the projected economics of the project are primary in the underwriting because this determines the ultimate value of the property and the ability to service debt. Therefore, in most projects (with the exception of multi-family projects) we look for substantial pre-leasing in our underwriting and we generally require a minimum projected stabilized debt service ratio of 1.20.

Although residential construction and development deals with a different product type, many of the requirements previously mentioned, such as credit worthiness of the developer, up-front injection of the developer's equity, re-margining requirements, and the viability of the project are also important in underwriting a residential development loan. Heavy consideration is given to market acceptance of the product, location, strength of the developer, and the ability of the developer to stay within budget. Progress inspections performed by qualified independent inspectors are routinely performed before disbursements are made. Loan agreements generally include limitations on the number of model homes and homes built on a spec basis, with preference given to pre-sold homes.

Real estate appraisals are ordered independently of the credit officer and the borrower, generally by the banks' appraisal review function, which is staffed by certified appraisers. In some cases, reports from automated valuation services are used. Appraisals are ordered from outside appraisers at the inception, renewal, or for CRE loans, upon the occurrence of any event causing a "criticized" or "classified" grade to be assigned to the credit. The frequency for obtaining updated appraisals for these adversely graded credits is increased when declining market conditions exist. Advance rates, on an "as completed basis," will vary based on the viability of the project and the creditworthiness of the sponsor, but corporate guidelines generally limit advances to 50-65% for raw land, 65-75% for land development, 65-75% for finished commercial lots, 75-80% for finished residential lots, 80% for pre-sold homes, 75-80% for models and spec homes, and 75-80% for commercial properties. Exceptions may be granted on a case-by-case basis.

Loan agreements require regular financial information on the project and the sponsor in addition to lease schedules, rent rolls, and on construction projects, independent progress inspection reports. The receipt of these schedules is closely monitored and calculations are made to determine adherence to the covenants set forth in the loan agreement. Additionally, the frequency of loan-by-loan reviews has been increased to a quarterly basis for all commercial and residential construction and land development loans at Zions Bank, California Bank & Trust, Amegy, National Bank of Arizona, Nevada State Bank, and Vectra Bank.

Interest reserves are established as an expense item in the budget on some real estate construction or development loans. We generally require the borrower to put the total amount of available equity into the project at the inception of the construction. This enables the bank to maximize the amount of equity obtained and control the amount of money set aside to pay interest on the construction loan. The Company's practice is to monitor the construction, sales and/or leasing progress to determine whether or not the project remains viable. At any time during the life of the credit that the project is determined not to be viable, the bank discontinues the use of the interest reserve and takes appropriate action to protect its collateral position via negotiation and/or legal action as deemed appropriate. At year-end 2009, Zions' affiliates have 416 loans with an outstanding balance of $1.0 billion where available interest reserves amounted to $106 million. In instances where projects have been determined unviable, the interest reserves have been frozen.

We have not been involved to any meaningful extent with insurance arrangements, credit derivatives, or any other default agreements as a mitigation strategy for commercial real estate loans. However, we do make use of personal or other guarantees as risk mitigation strategies.

The Company periodically stress tests its CRE loan portfolio. This testing is back-tested and the results of the testing are reviewed regularly with the management, rating agencies, and various banking regulators. The stress testing methodology includes a loan-by-loan Monte Carlo simulation, which is an approach that measures potential loss of principal and related revenues. The Monte Carlo simulation stresses the probability of default and loss given default for CRE loans based on a variety of factors including regional economic factors, loan grade, loan-to-value, collateral type, and geography.

Nonperforming Assets

Nonperforming lending related assets include nonaccrual loans and other real estate owned. Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is both well secured and in the process of collection. Consumer loans are placed on nonaccrual status when the loan is 90 days past due. Generally, closed-end non-real estate secured consumer loans are charged off prior to 120 days past due. Open-end consumer loans adequately secured by real estate are placed on nonaccrual status at 90 days. Open-end credit card consumer loans are charged off when they become 180 days past due. Nonaccrual loans also include nonperforming loans restructured to provide a reduction or deferral of interest or principal payments. This generally occurs when the financial condition of a borrower deteriorates to the point that the borrower needs to be given temporary or permanent relief from the original contractual terms of the loan. During 2009, the Company modified $121 million of CRE loans. Other real estate owned is acquired primarily through or in lieu of foreclosure on loans secured by real estate.

As reflected in Schedule 41, the Company's nonperforming assets as a percentage of net loans and leases and OREO increased significantly during 2009. The percentage was 6.80% at December 31, 2009 (6.00% excluding FDIC-supported assets) compared with 2.71% on December 31, 2008 and 0.70% on December 31, 2007. Total nonperforming lending related assets were $2,769 million at December 31, 2009 ($2,359 million excluding FDIC-supported assets) compared to $1,138 million at December 31, 2008 and $274 million at December 31, 2007.

Total nonaccrual loans excluding FDIC-supported loans at December 31, 2009 increased $1,077 million from the balances at December 31, 2008, which included increases of $368 million for commercial construction and land development loans, $316 million for commercial owner occupied loans, $184 million for commercial real estate term loans, $171 million for commercial and industrial loans, and $65 million for consumer real estate loans. The increase in nonaccrual loans was primarily in Texas, Utah, and California while all the other markets experienced increases as well. Total nonperforming assets excluding FDIC-supported assets increased $1,221 million from the balances at December 31, 2008.

The following schedule sets forth the Company's nonperforming lending related assets:

Schedule 41

NONPERFORMING LENDING RELATED ASSETS

(Amounts in millions)	December 31, 2009	2008	2007	2006	2005
Nonaccrual loans:					
Loans held for sale	**$ –**	30	–	–	–
Commercial lending:					
Commercial and industrial	**319**	148	58	25	21
Leasing	**11**	8	–	–	–
Owner occupied	**474**	158	21	13	16
Commercial real estate:					
Construction and land development	**825**	457	161	14	17
Term	**228**	44	4	8	3
Consumer:					
Real estate	**162**	97	13	5	9
Other	**4**	4	2	2	2
Other	**–**	–	–	–	1
Nonaccrual loans, excluding FDIC-supported loans	**2,023**	946	259	67	69
Other real estate owned:					
Commercial:					
Commercial properties	**85**	36	8	5	3
Developed land	**14**	7	–	–	5
Land	**35**	2	2	2	3
Residential:					
1-4 family	**50**	40	4	2	9
Developed land	**119**	71	1	–	–
Land	**33**	36	–	–	–
Other real estate owned, excluding FDIC-supported assets	**336**	192	15	9	20
Other assets	**–**	–	–	6	–
Total nonperforming lending related assets, excluding FDIC-supported assets	**2,359**	1,138	274	82	89
FDIC-supported nonaccrual loans	**356**	–	–	–	–
FDIC-supported other real estate owned	**54**	–	–	–	–
FDIC-supported nonperforming lending related assets	**410**	–	–	–	–
Total nonperforming lending related assets	**$2,769**	1,138	274	82	89
Ratio of nonperforming assets, excluding FDIC-supported assets, to net loans and leases* and other real estate owned	**6.00%**	2.71%	0.70%	0.24%	0.29%
Ratio of nonperforming assets to net loans and leases* and other real estate owned	**6.80%**	2.71%	0.70%	0.24%	0.29%
Accruing loans past due 90 days or more:					
Commercial lending	**$ 53**	50	38	17	7
Commercial real estate	**33**	48	28	22	4
Consumer	**21**	32	11	5	6
Total excluding FDIC-supported loans	**107**	130	77	44	17
FDIC-supported loans	**56**	–	–	–	–
Total accruing loans past due 90 days or more	**$ 163**	130	77	44	17
Ratio of accruing loans past due 90 days or more, excluding FDIC-supported loans, to net loans and leases*	**0.27%**	0.31%	0.20%	0.13%	0.06%
Ratio of accruing loans past due 90 days or more to net loans and leases*	**0.40%**	0.31%	0.20%	0.13%	0.06%

* *Includes loans held for sale.*

Included in nonaccrual loans are loans that we have determined to be impaired. Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. The amount of the impairment is measured based on either the present value of expected cash flows, the observable fair value of the loan, or the fair value of the collateral securing the loan.

The Company's total recorded investment in impaired loans was $1,925 million at December 31, 2009 and $770 million at December 31, 2008. Estimated losses on impaired loans are included in the allowance for loan losses. At December 31, 2009, the allowance included $105 million for impaired loans with a recorded investment of $435 million. At December 31, 2008, the allowance for loan losses included $52 million for impaired loans with a recorded investment of $306 million. See Note 5 of the Notes to Consolidated Financial Statements for additional information on impaired loans.

In addition to the lending related nonperforming assets, the Company also has $171 million in carrying value of investments in debt securities that are on nonaccrual status at December 31, 2009.

Allowance for Credit Losses

Allowance for Loan Losses – In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. To determine the adequacy of the allowance, the Company's loan and lease portfolio is broken into segments based on loan type.

For commercial loans, we use historical loss experience factors by loan type and quality grade, adjusted for changes in trends and conditions, to help determine an indicated allowance for each portfolio segment. Currently, the Company re-estimates all commercial loss reserve factors based on very recent loss experience on a quarterly basis. These factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific segment. These other considerations include:

- volumes and trends of delinquencies;
- levels of nonaccruals, repossessions and bankruptcies;
- trends in criticized and classified loans;
- expected losses on real estate secured loans;
- new credit products and policies;
- economic conditions;
- concentrations of credit risk; and
- experience and abilities of the Company's lending personnel.

In addition to the segment evaluations, nonaccrual loans graded substandard or doubtful with an outstanding balance of $500 thousand or more, as well as consumer loans designated as troubled debt restructurings, are individually evaluated in accordance with ASC 310, *Receivables,* to determine the level of impairment and establish a specific reserve.

The allowance for consumer loans is determined using historically developed loss experience "roll rates" at which loans migrate from one delinquency level to the next higher level. Using current roll rates for the most recent six-month period and comparing projected losses to actual loss experience, the models estimate expected losses in dollars for the forecasted period of twelve months. By refreshing the models with updated data, losses are projected for a new twelve-month period each month, segmenting the portfolio into twelve consumer loan product groupings and four bankcard product groupings with similar risk profiles. The residential mortgage and home equity portfolios' models implicitly take into consideration housing price depreciation (appreciation) and homeowners' loss (gain) of equity in the collateral by incorporating current roll rates and loss severity rates. The models make no assumptions about future housing price changes. This methodology is an accepted industry practice, and the Company believes it has a sufficient volume of information to produce reliable projections.

As a final step to the evaluation process, we perform an additional review of the adequacy of the allowance based on the loan portfolio in its entirety. This enables us to mitigate, but not eliminate, the imprecision inherent in loan- and segment-level estimates of expected credit losses. This review of the allowance includes our judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and excessive concentration risks.

Schedule 42 summarizes the Company's loan loss experience by major portfolio segment.

Schedule 42

SUMMARY OF LOAN LOSS EXPERIENCE

(Amounts in millions)	2009	2008	2007	2006	2005
Loans and leases outstanding on December 31, excluding FDIC-supported loans (net of unearned income)	**$38,744**	41,659	38,880	34,415	29,871
Average loans and leases outstanding, excluding FDIC-supported loans (net of unearned income)	**$40,455**	40,795	36,575	32,134	23,804
Allowance for loan losses:					
Balance at beginning of year	**$ 687**	459	365	338	271
Allowance of companies acquired	**–**	–	8	–	49
Allowance associated with purchased securitized loans	**–**	2	–	–	–
Allowance of loans and leases sold	**–**	(1)	(2)	–	–
Provision charged against earnings	**2,017**	648	152	73	43
Charge-offs:					
Commercial lending	**(373)**	(100)	(39)	(47)	(21)
Commercial real estate	**(713)**	(269)	(24)	(5)	(3)
Consumer	**(170)**	(45)	(16)	(14)	(19)
Total	**(1,256)**	(414)	(79)	(66)	(43)
Recoveries:					
Commercial lending	**51**	9	9	12	12
Commercial real estate	**21**	7	1	1	1
Consumer	**9**	5	5	7	5
Total	**81**	21	15	20	18
Charge-offs recoverable from FDIC	**2**	–	–	–	–
Net loan and lease charge-offs	**(1,173)**	(393)	(64)	(46)	(25)
Reclassification to reserve for unfunded lending commitments	**–**	(28)	–	–	–
Balance at end of year	**$ 1,531**	687	459	365	338
Ratio of net charge-offs to average loans and leases, excluding FDIC-supported loans	**2.90%**	0.96%	0.17%	0.14%	0.10%
Ratio of allowance for loan losses to net loans and leases, excluding FDIC-supported loans, on December 31,	**3.95%**	1.65%	1.18%	1.06%	1.13%
Ratio of allowance for loan losses to nonperforming loans, excluding FDIC-supported loans, on December 31,	**75.68%**	72.58%	177.70%	549.88%	492.45%
Ratio of allowance for loan losses to nonaccrual loans and accruing loans past due 90 days or more, excluding FDIC-supported loans, on December 31,	**71.88%**	63.84%	136.75%	331.56%	394.08%

Schedule 43 provides a breakdown of the allowance for loan losses and the allocation among the portfolio segments.

Schedule 43

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

AT DECEMBER 31,

	2009		2008		2007		2006		2005	
(Amounts in millions)	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance	% of total loans	Allocation of allowance
Type of Loan										
Commercial lending	**49.0%**	**$ 613**	49.5%	$319	47.4%	$190	44.1%	$182	41.8%	$169
Commercial real estate	**33.7**	**753**	32.8	291	33.8	215	35.8	143	35.5	128
Consumer	**17.3**	**165**	17.7	77	18.8	54	20.1	40	22.7	41
Total	**100.0%**	**$1,531**	100.0%	$687	100.0%	$459	100.0%	$365	100.0%	$338

The total allowance for loan losses at December 31, 2009 increased $844 million from the level at year-end 2008. For 2009, the $294 million increase in the allowance for loan losses for commercial lending reflects deterioration of borrower credit quality due to difficult economic conditions, reductions in collateral values, and increases in realized loss rates that increased our quantitative loss factors for commercial real estate and consumer portfolios as well. The $462 million increase in the allowance for commercial real estate loans largely reflects the impact of deteriorating credit quality conditions in the commercial construction, land acquisition and development portfolios across the Company.

Reserve for Unfunded Lending Commitments: The Company also estimates a reserve for potential losses associated with off-balance sheet commitments and standby letters of credit. The reserve is included with other liabilities in the Company's consolidated balance sheet, with any related increases or decreases in the reserve included in noninterest expense in the statement of income.

We determine the reserve for unfunded lending commitments using a process that is similar to the one we use for commercial loans. Based on historical experience, we have developed experience-based loss factors that we apply to the Company's unfunded lending commitments to estimate the potential for loss inherent in such commitments.

The Company has historically maintained a reserve for unfunded commitments, recorded in other liabilities. During the fourth quarter of 2008 refinements to this process were implemented to include unfunded portions of partially funded credits. This action resulted in the reclassification of $27.9 million from the allowance for loan losses to the reserve for unfunded lending commitments.

Schedule 44 sets forth the reserve for unfunded lending commitments.

Schedule 44

RESERVE FOR UNFUNDED LENDING COMMITMENTS

(In millions)	December 31,		
	2009	2008	2007
Balance at beginning of year	**$ 51**	22	19
Reserve of company acquired	**–**	–	1
Reclassification from allowance for loan losses	**–**	28	–
Provision charged against earnings	**66**	1	2
Balance at end of year	**$117**	51	22

Schedule 45 sets forth the combined allowance for credit losses.

Schedule 45

TOTAL ALLOWANCE FOR CREDIT LOSSES

(In millions)	December 31,		
	2009	2008	2007
Allowance for loan losses	**$1,531**	687	459
Reserve for unfunded lending commitments	**117**	51	22
Total allowance for credit losses	**$1,648**	738	481

Interest Rate and Market Risk Management

Interest rate and market risk are managed centrally. Interest rate risk is the potential for reduced income resulting from adverse changes in the level of interest rates on the Company's net interest income. Market risk is the potential for loss arising from adverse changes in the fair value of fixed income securities, equity securities, other earning assets, and derivative financial instruments as a result of changes in interest rates or other factors. As a financial institution that engages in transactions involving an array of financial products, the Company is exposed to both interest rate risk and market risk.

The Company's Board of Directors is responsible for approving the overall policies relating to the management of the financial risk of the Company. The Boards of Directors of the Company's subsidiary banks are also required to review and approve these policies. In addition, the Board reviews the key strategies set by management for managing risk, establishes and periodically revises policy limits, and reviews reported limit exceptions. The Board has established the management Asset/Liability Committee ("ALCO") to which it has delegated the functional management of interest rate and market risk for the Company. ALCO's primary responsibilities include:

- recommending policies to the Board and administering Board-approved policies that govern and limit the Company's exposure to all interest rate and market risk, including policies that are designed to limit the Company's exposure to changes in interest rates;
- approving the procedures that support the Board-approved policies;
- maintaining management's policies dealing with interest rate and market risk;
- approving all material interest rate risk management strategies, including all hedging strategies and actions taken pursuant to managing interest rate risk and monitoring risk positions against approved limits;

- approving limits and all financial derivative positions taken at both the Parent and subsidiaries for the purpose of hedging the Company's interest rate and market risks;
- providing the basis for integrated balance sheet, net interest income, and liquidity management;
- calculating the duration and dollar duration of each class of assets, liabilities, and net equity, given defined interest rate scenarios;
- managing the Company's exposure to changes in net interest income and duration of equity due to interest rate fluctuations; and
- quantifying the effects of hedging instruments on the duration of equity and net interest income under defined interest rate scenarios.

Interest Rate Risk

Interest rate risk is one of the most significant risks to which the Company is regularly exposed. In general, our goal in managing interest rate risk is to have the net interest margin increase slightly in a rising interest rate environment. We refer to this goal as being slightly "asset-sensitive." This approach is based on our belief that in a rising interest rate environment, the market cost of equity, or implied rate at which future earnings are discounted, would also tend to rise. However, as noted below, the Company has intentionally positioned its balance sheet to be more asset sensitive as compared to 2008.

We attempt to minimize the impact of changing interest rates on net interest income through the use of interest rate floors on variable rate loans, interest rate swaps, and by avoiding large exposures to long-term fixed rate interest-earning assets that have significant negative convexity. The prime lending rate and the LIBOR curves are the primary indices used for pricing the Company's loans. The interest rates paid on deposit accounts are set by individual banks so as to be competitive in each local market.

We monitor this risk through the use of two complementary measurement methods: duration of equity and income simulation. In the duration of equity method, we measure the expected changes in the fair values of equity in response to changes in interest rates. In the income simulation method, we analyze the expected changes in income in response to changes in interest rates.

Duration of equity is derived by first calculating the dollar duration of all assets, liabilities and derivative instruments. Dollar duration is determined by calculating the fair value of each instrument assuming interest rates sustain immediate and parallel movements up 1% and down 1%. The average of these two changes in fair value is the dollar duration. Subtracting the dollar duration of liabilities from the dollar duration of assets and adding the net dollar duration of derivative instruments results in the dollar duration of equity. Duration of equity is computed by dividing the dollar duration of equity by the fair value of equity. The Company's policy is to maintain duration of equity between -3% to +7%.

Income simulation is an estimate of the net interest income that would be recognized under different rate environments. Net interest income is measured under several parallel and nonparallel interest rate environments and deposit repricing assumptions, taking into account an estimate of the possible exercise of options within the portfolio.

Both of these measurement methods require that we assess a number of variables and make various assumptions in managing the Company's exposure to changes in interest rates. The assessments address loan and security prepayments, early deposit withdrawals, and other embedded options and noncontrollable events. As a result of uncertainty about the maturity and repricing characteristics of both deposits and loans, the Company estimates ranges of duration and income simulation under a variety of assumptions and scenarios. The Company's interest rate risk position changes as the interest rate environment changes and is managed actively to try to maintain a consistent slightly asset-sensitive position. However, positions at the end of any period may not be reflective of the Company's position in any subsequent period.

We should note that estimated duration of equity and the income simulation results are highly sensitive to the assumptions used for deposits that do not have specific maturities, such as checking, savings, and money market accounts and also to prepayment assumptions used for loans with prepayment options. Given the uncertainty of these estimates, we view both the duration of equity and the income simulation results as falling within a range of possibilities.

For income simulation, Company policy requires that interest sensitive income from a static balance sheet be limited to a decline of no more than 10% during one year if rates were to immediately rise or fall in parallel by 200 basis points.

As of the dates indicated, Schedule 46 shows the Company's estimated range of duration of equity and percentage change in interest sensitive income, based on a static balance sheet, in the first year after the rate change if interest rates were to sustain an immediate parallel change of 200 basis points; the "fast" and "slow" results differ based on the assumed speed of repricing of administered-rate deposits (money market, interest-on-checking, and savings).

Schedule 46

DURATION OF EQUITY AND INTEREST SENSITIVE INCOME

	December 31, 2009		**December 31, 2008**	
	Low	**High**	**Low**	**High**
Duration of equity:				
Range (in years)				
Base case	**-2.9**	**-0.8**	-2.5	0.9
Increase interest rates by 200 bp	**-2.7**	**-0.8**	-2.4	0.7
	Deposit repricing response			
	Fast	**Slow**	**Fast**	**Slow**
Income simulation – change in interest sensitive income:				
Increase interest rates by 200 bp	**2.2%**	**5.0%**	-1.1%	1.5%
Decrease interest rates by 200 bp[1]	**-4.1%**	**-4.3%**	-1.8%	-2.4%

[1] *In the event that a 200 basis point rate parallel decrease cannot be achieved, the applicable rate changes are limited to lesser amounts such that interest rates cannot be less than zero.*

During 2009, the duration of equity became shorter as compared to December 31, 2008. The reduction of the duration of equity was due to increased long term debt, shorter duration of assets, and management decisions to eliminate fair value interest rate swaps on fixed rate debt, and terminate without replacement a number of "receive fixed" interest rate swaps on pools of floating rate loans.

Our focus on business banking also plays a significant role in determining the nature of the Company's asset-liability management posture. At the end of 2009, approximately 78% of the Company's commercial loan and commercial real estate portfolios were floating rate and primarily tied to either prime or LIBOR. In addition, certain of our consumer loans also have floating interest rates. This means that these loans reprice quickly in response to changes in interest rates – more quickly on average than does their funding base. This posture resulted in a natural position that is more "asset-sensitive" than the Company believes is desirable.

The Company attempts to mitigate this tendency toward asset sensitivity through the use of interest rate floors on loans to protect against declining rates, and through the use of interest rate swaps. In past years we also had contracted to convert most of the Company's long-term fixed-rate debt into floating-rate debt through the use of interest rate swaps. However, in the first quarter of 2009, these swaps were terminated when management decided to position the Company to be more asset sensitive in light of historically low short-term interest rates and unprecedented “quantitative easing” monetary policy actions by the Federal Reserve. We also traditionally have engaged in an ongoing program of swapping prime-based and LIBOR-based loans for “receive-fixed” contracts. However, during 2009 we terminated and did not replace a number of such swaps as they became ineffective under ASC 815, with the same objective of positioning the Company’s balance sheet to be more asset sensitive. At year-end 2009, the Company had a notional amount of approximately $0.9 billion of such cash flow hedge contracts. This notional amount is approximately $1.5 billion less than at year-end 2008. These swaps also expose the Company to counterparty risk, which is a type of credit risk. The Company’s approach to managing this risk is discussed in “Credit Risk Management” on page 103. The Company retains basis risk due to changes between the prime rate and LIBOR on nonhedge derivative basis swaps. See “Accounting for Derivatives” on page 47 for further details about our derivative instruments. Finally, the Company’s subsidiary banks made increasing use of interest rate floors on new loans. As of December 31, 2009, approximately 26.3% of the Company’s floating rate loans were priced at floors that were above the “index plus spread” rate by an average of 1.55% on that date.

The Company believes that these dynamic balance sheet changes during 2009, including changes in the mix of deposits and other funding sources, have tended to have a somewhat larger effect on the net interest spread and net interest margin than has the Company’s interest rate risk position. As a result of these changes, the Company ended 2009 with an interest rate risk position that was more asset-sensitive than at the end of 2008, as shown in Schedule 46.

Schedule 47 presents a profile of the current interest rate derivatives portfolio. For additional information regarding derivative instruments, including fair values at December 31, 2009, refer to Notes 1 and 7 of the Notes to Consolidated Financial Statements.

Schedule 47

INTEREST RATE DERIVATIVES – YEAR-END BALANCES AND AVERAGE RATES

(Amounts in millions)	2010	2011	2012	Thereafter
Cash flow hedges[1]:				
Notional amount	$ 665	380	130	
Weighted average expected receive rate	6.36%	6.06	5.75	
Weighted average expected pay rate	2.08	2.81	3.63	
Cash flow floors:				
Notional amount	$ 170			
Weighted average strike price	2.79			
Nonhedges:				
Receive fixed rate/pay variable rate:				
Notional amount	$ 104	59	59	
Weighted average expected receive rate	4.04%	4.24	4.24	
Weighted average expected pay rate	1.87	3.21	4.27	
Receive variable rate/pay fixed rate:				
Notional amount	$ 104	59	59	
Weighted average expected receive rate	1.87%	3.21	4.27	
Weighted average expected pay rate	4.04	4.24	4.24	
Basis swaps:				
Notional amount	$ 305	140	30	
Weighted average expected receive rate	2.74%	2.67	2.77	
Weighted average expected pay rate	4.37	5.74	6.76	
Net notional	$1,140	520	160	

[1] *Receive fixed rate/pay variable rate*

Note: Balances are based upon the portfolio at December 31, 2009. Excludes interest rate swap products that we provide as a service to our customers.

Market Risk – Fixed Income

The Company engages in the underwriting and trading of municipal and corporate securities. This trading activity exposes the Company to a risk of loss arising from adverse changes in the prices of these fixed income securities held by the Company.

At December 31, 2009, trading account assets had been reduced to $23.5 million and securities sold, not yet purchased were $43.4 million.

At year-end 2009, the Company made a market in 639 fixed income securities through Zions Bank and its wholly-owned subsidiary, Zions Direct, Inc. During 2009, 78% of all trades were executed electronically. The Company is an odd-lot securities dealer, which means that most corporate security trades are for less than $250,000.

The Company is exposed to market risk through changes in fair value and OTTI of HTM and AFS securities. The Company also is exposed to market risk for interest rate swaps used to hedge interest rate risk. Changes in fair value in available-for-sale securities and interest rate swaps are included in OCI each quarter. During 2009, the after-tax change in OCI attributable to AFS and HTM securities was $(217.8) million. The change attributable to interest rate swaps was $(128.6) million, decreasing shareholders' equity by

$(346.4) million. If any of the AFS securities or HTM securities transferred from AFS becomes other than temporarily impaired, any credit impairment in OCI is reversed and the impairment is charged to operations. See "Investment Securities Portfolio" on page 91 for additional information on OTTI.

Market Risk – Equity Investments

Through its equity investment activities, the Company owns equity securities that are publicly traded and subject to fluctuations in their market prices or values. In addition, the Company owns equity securities in companies that are not publicly traded, that are accounted for under cost, fair value, equity, or full consolidation methods of accounting, depending upon the Company's ownership position and degree of involvement in influencing the investees' affairs. In either case, the value of the Company's investment is subject to fluctuation. Since the fair value of these securities may fall below the Company's investment costs, the Company is exposed to the possibility of loss. These equity investments are approved, monitored and evaluated by the Company's Equity Investment Committee.

The Company also invests in prepublic venture capital companies through various venture funds. Net of expenses, income tax effects and noncontrolling interests, losses were $1.9 million in 2009 and $3.0 million in 2008 and gains were $3.9 million in 2007 from these venture funds. The Company's remaining equity exposure to these venture funds, net of related noncontrolling interests at December 31, 2009 was approximately $56.3 million, compared to approximately $54.4 million at December 31, 2008.

In addition to the program described above, Amegy has in place an alternative investments program. These investments are primarily directed towards equity buyout and mezzanine funds with a key strategy of deriving ancillary commercial banking business from the portfolio companies. Early stage venture capital funds generally are not part of the strategy since the underlying companies are typically not credit worthy. The carrying value of the investments at December 31, 2009 was $62.8 million compared to $54.6 million at December 31, 2008. The Company has a total remaining funding commitment of $78.2 million to SBIC, non-SBIC funds, and private equity investments as of December 31, 2009; $52.8 million of this total funding commitment is at Amegy.

The Company also, from time to time, either starts and funds businesses or makes significant investments in companies of strategic interest. These investments may result in either minority or majority ownership positions, and usually give the Parent or its subsidiaries board representation. These strategic investments are in companies that are financial services or financial technologies providers. Examples include Contango and NetDeposit, which are majority or wholly-owned by the Company, and Life Quotes, Inc. and IdenTrust, in which the Company owns significant, but minority positions.

Liquidity Risk

Overview

Liquidity risk is the possibility that the Company's cash flows may not be adequate to fund its ongoing operations and meet its commitments in a timely and cost-effective manner. Since liquidity risk is closely linked to both credit risk and market risk, many of the previously discussed risk control mechanisms also apply to the monitoring and management of liquidity risk. We manage the Company's liquidity to provide adequate funds to meet its anticipated financial and contractual obligations, including withdrawals by depositors, debt service requirements and lease obligations, as well as to fund customers' needs for credit.

Overseeing liquidity management is the responsibility of ALCO, which implements a Board-adopted corporate Liquidity and Funding Policy. This Policy addresses maintaining adequate liquidity, diversifying funding positions, monitoring liquidity at consolidated as well as subsidiary bank levels, and anticipating future funding needs. The policy also includes liquidity ratio guidelines that are used to monitor the liquidity positions of the Parent and bank subsidiaries.

Managing liquidity and funding is performed centrally by Zions Bank's Capital Markets/Investment Division under the direction of the Company's Chief Investment Officer, with oversight by ALCO. The Chief Investment Officer is responsible for recommending changes to existing funding plans, as well as to the policy guidelines. These recommendations must be submitted for approval to ALCO and potentially to the Company's Board of Directors. The subsidiary banks have authority to price deposits, borrow from their FHLB and the Federal Reserve, and sell/purchase Federal Funds to/from Zions Bank and/or correspondent banks. The banks may also make liquidity and funding recommendations to the Chief Investment Officer, but are not involved in any other funding decision processes.

Contractual Obligations

Schedule 48 summarizes the Company's contractual obligations at December 31, 2009.

Schedule 48

CONTRACTUAL OBLIGATIONS

(In millions)	One year or less	Over one year through three years	Over three years through five years	Over five years	Indeterminable maturity[1]	Total
Deposits	$ 5,101	586	202	2	35,950	41,841
Commitments to extend credit	4,803	3,810	803	2,194		11,610
Standby letters of credit:						
Financial	523	397	62	90		1,072
Performance	131	50	1			182
Commercial letters of credit	21	9				30
Commitments to make venture and other noninterest-bearing investments[2]	78					78
Federal funds purchased and security repurchase agreements	786					786
Other short-term borrowings	165					165
Long-term borrowings[3]	73	262	633	1,041		2,009
Operating leases, net of subleases	48	88	67	152		355
Visa litigation					1	1
Unrecognized tax benefits, ASC 740					8	8
	$11,729	5,202	1,768	3,479	35,959	58,137

[1] *Indeterminable maturity deposits include noninterest-bearing demand, savings and money market deposits, and non-time foreign deposits.*

[2] *Commitments to make venture investments do not have defined maturity dates. They have therefore been considered due on demand, maturing in one year or less.*

[3] *The maturities on long-term borrowings do not include the associated hedges.*

In addition to the commitments specifically noted in the previous schedule, the Company enters into a number of contractual commitments in the ordinary course of business. These include software licensing and maintenance, telecommunications services, facilities maintenance and equipment servicing, supplies purchasing, and other goods and services used in the operation of our business. Generally, these contracts are renewable or cancelable at least annually, although in some cases to secure favorable pricing concessions, the Company has committed to contracts that may extend to several years.

The Company also enters into derivative contracts under which it is required either to receive cash or pay cash, depending on changes in interest rates. These contracts are carried at fair value on the balance sheet with the fair value representing the net present value of the expected future cash receipts and payments based on market rates of interest as of the balance sheet date. The fair value of the contracts changes daily as interest rates change. For further information on derivative contracts, see Note 7 of the Notes to Consolidated Financial Statements.

Liquidity Management Actions

The Parent's cash requirements consist primarily of debt service, investments in and advances to subsidiaries, operating expenses, income taxes, and dividends to preferred and common shareholders, including the CPP preferred equity issued to the Treasury. The Parent's cash needs are usually met through dividends from its subsidiaries, interest and investment income, subsidiaries' proportionate share of current income taxes, management and other fees, bank lines, equity contributed through the exercise of stock options, commercial paper, and long-term debt and equity issuances. The subsidiary banks' primary source of funding is their core deposits. Operational cash flows, while constituting a funding source for the Company, are not large enough to provide funding in the amounts that fulfill the needs of the Parent and its subsidiary banks. For 2009, operations contributed $1,058 million toward these needs. As a result, the Company utilizes other sources at its disposal to manage its liquidity needs.

Most of the Company's subsidiary banks have seen reduced profitability or posted losses in recent quarters, and therefore are currently unable to reliably pay dividends. Also, earnings on the Parent's investment securities portfolio have been reduced. Cash earnings from subsidiaries and investments currently do not cover the Parent's interest and dividend payments, and the Company does not expect cash receipts from its subsidiaries and investments to cover those payments in 2010. In addition, the Parent has had to increase its investment in several of its bank subsidiaries in order to maintain capital levels appropriate to current weak economic and credit quality conditions. The Company has reduced the dividend on its common stock in several stages to $0.01 per share per quarter, in order to conserve both capital and cash. Federal Reserve Board Supervisory Letter SR 09-4, dated February 24, 2009, reiterates and expands previous guidance regarding the payment of common dividends and dividends on more senior capital instruments in times of stress on earnings and capital ratios.

General financial market and economic conditions, both of which have been highly stressed since mid-2008 or earlier, as well as the Company's debt ratings, have adversely impacted the Company's access to external financing. One rating agency, Moody's, has downgraded the Company's senior debt rating to B2, while Standard & Poors, Fitch and DBRS all rate the Company's senior debt at a low investment grade. All of the agencies have indicated that continued high loan losses and/or losses related to the Company's investment portfolio of CDOs could erode capital levels and cause further downgrades in the Company's debt ratings. Additional information regarding rating agency actions may be found subsequently.

During 2009, the Parent received $5 million in cash dividends from various subsidiaries. The amounts of dividends the banking subsidiaries can pay to the Parent are restricted by earnings, retained earnings, and risk-based capital requirements. This source of funding to the Parent may become more limited or even unavailable if the operating performance of subsidiary banks deteriorates under continued weak economic conditions or changes in regulation or law. See Note 19 of the Notes to Consolidated Financial Statements for details of dividend capacities and limitations.

During 2009, the primary sources of cash available to the Parent in the capital markets have been (1) unsecured 1-2 year senior notes issued by the Parent, (2) issuance of new shares of common stock, (3) the FDIC's Temporary Liquidity Guarantee Program ("TLGP") debt program under which the Company issued its maximum allowed $254.9 million on January 21, 2009, and (4) in September 2009 and December 2009 the Company issued at a discount a total of $459 million of 7.75% unsecured senior notes which added approximately $393 million to the Parent's cash balance. The Parent's cash balance was $542 million at December 31, 2009 compared to $983 million at December 31, 2008.

During 2009, the Parent's operating expenses included cash payments for interest of approximately $123 million. Additionally, the Parent paid $96 million in dividends on preferred and common stock. Note 24 of the Notes to Consolidated Financial Statements contains the Parent's statements of income and statements of cash flows for the years ended December 31, 2009, 2008, and 2007 as well as its balance sheets at December 31, 2009 and December 31, 2008.

Additional information regarding financing actions may be found subsequently. In the summer of 2009 some other financing markets began to reopen for regional and larger banking companies, but there can be no assurance that the Company will have access to these markets at any given time.

For the year 2009, issuances of long-term debt exceeded repayments of long-term debt, resulting in net cash inflows of $408 million, net of $62 million discount, as follows:

- In January 2009 we issued approximately $255 million of unsecured senior floating rate notes due June 21, 2012 at a coupon rate of three-month LIBOR plus 37 basis points. The debt is guaranteed under the FDIC's TLGP.
- In September and December 2009 we issued approximately $459 million of 7.75% unsecured senior notes due September 23, 2014. The notes are not redeemable prior to maturity.
- Throughout 2009, fixed-rate senior medium-term notes were sold via the Company's online auction process and direct sales; we issued a total of $52 million of these unsecured notes that have been issued under a shelf registration filed with the SEC.
- During the fourth quarter of 2009, the Company redeemed $296 million of senior notes at maturity.

In addition to the senior medium-term notes classified as long-term debt we issued $118 million of senior medium term notes classified as short-term debt and repaid $236 million of senior medium-term notes classified as short term debt, for a cash outflow of $118 million.

At December 31, 2009, maturities of the senior medium-term notes classified as long- and short-term debt ranged from May 2010 to September 2011 with rates from 5.25% to 6.00%.

See Note 13 of the Notes to Consolidated Financial Statements for a complete summary of the Company's long-term borrowings.

On a consolidated basis, repayments of short-term borrowings exceeded fundings (excluding short-term Federal Reserve borrowings and senior medium-term notes) and resulted in a $1,086 million use of cash in 2009. The Parent has a program to issue short-term commercial paper; however, current market conditions have severely constrained activity in this program, and at December 31, 2009, outstanding commercial paper was $1 million.

Access to funding markets for the Parent and subsidiary banks is directly tied to the credit ratings they receive from various rating agencies. The ratings not only influence the costs associated with the borrowings but can also influence the sources of the borrowings. The Parent had the following ratings as of December 31, 2009:

Schedule 49

CREDIT RATINGS

Rating agency	Outlook	Long-term issuer/ senior debt rating	Subordinated debt rating	Short-term/ commercial paper rating
S&P	Negative	BBB-	BB+	A-3
Moody's	Negative	B2	B3	NP
Fitch	Negative	BBB	BBB-	F2
Dominion	Negative	BBB(low)	BB(high)	R-2(low)

During 2009, the Company received $464 million of cash from the issuance of common stock and used $46.5 million (including expenses) of cash to tender for $100.5 million par value of Series A preferred stock.

The subsidiaries' primary source of funding is their core deposits, consisting of demand, savings and money market deposits, time deposits under $100,000, and foreign deposits. At December 31, 2009, these core deposits, excluding brokered deposits, in aggregate, constituted 89.3% of consolidated deposits, compared with 81.9% of consolidated deposits at December 31, 2008. The Company has also obtained brokered deposits to serve as an additional source of liquidity. At December 31, 2009, total brokered deposits were $1.6 billion, down from $3.3 billion at December 31, 2008. For 2009, deposit decreases resulted in net cash outflows of $2,154 million which primarily resulted from decreases in time deposits and brokered deposits, partially offset by increases in noninterest-bearing demand deposits and savings and money market deposits.

On October 3, 2008, the FDIC increased deposit insurance to $250,000 through December 31, 2009 and in May 2009 extended the increased insurance coverage through December 31, 2013. The FDIC has also implemented a program to provide full deposit insurance coverage for noninterest-bearing transaction deposit accounts through December 31, 2009, unless insured banks elect to opt out of the program. On August 26, 2009 the FDIC extended this program through June 30, 2010. The Company did not opt out of this program.

The FHLB system, has, from time to time, been a significant source of liquidity for the Company's subsidiary banks. Zions Bank and TCBW are members of the FHLB of Seattle. CB&T, NSB, and NBA are members of the FHLB of San Francisco. Vectra is a member of the FHLB of Topeka and Amegy is a member of the FHLB of Dallas. The FHLB allows member banks to borrow against their eligible loans to satisfy liquidity requirements. Borrowings from the FHLB may increase in the future, depending on availability of funding from other sources such as deposits. The subsidiary banks are required to invest in FHLB stock to maintain their borrowing capacity. The Company is aware of recent news reports and FHLB member bank press releases regarding the financial strength of the FHLB system. The Company is actively monitoring its ability to borrow from the FHLB banks and took actions in the fourth quarter of 2008 to reduce its borrowings from the FHLB banks. At December 31, 2009 and 2008, the Company did not have any short-term borrowings outstanding from the FHLB. At December 31, 2009 and 2008, the subsidiary banks' total investment in FHLB stock was approximately $136 million.

In December 2007, the Federal Reserve Board announced a new program, the Term Auction Facility ("TAF"), to make 28-day loans to banks in the United States and to foreign banks through foreign central banks. These loans are made using an auction process. The Company's banking subsidiaries – Zions Bank, CB&T, and Amegy – have participated in this program and may continue to do so as long as money can be borrowed at an attractive rate. Amounts that can be borrowed are based upon the amount of collateral pledged to the Federal Reserve Bank. The Company did not have any borrowings outstanding under this program at December 31, 2009 and had $1.8 billion outstanding at December 31, 2008.

At December 31, 2009, the amount available for additional FHLB and Federal Reserve borrowings was approximately $12.4 billion. An additional $0.7 billion could be borrowed at December 31, 2009 upon the pledging of additional available collateral.

Zions Bank has in prior years used asset securitizations to sell loans and provide a flexible alternative source of funding. As a QSPE securities conduit sponsored by Zions Bank, Lockhart purchased and held credit-enhanced securitized assets resulting from certain small business loan securitizations. During 2009, Zions Bank purchased $678 million of securities from Lockhart at book value under the terms of a liquidity facility Zions Bank provided to Lockhart. During the second quarter of 2009, Lockhart was consolidated onto the books of Zions Bank as a result of Zions Bank holding over 90% of Lockhart's asset backed commercial paper, and in September 2009 Lockhart was terminated. See "Termination of Off-Balance Sheet Arrangement" on page 103 for information about Lockhart and the Liquidity Agreement.

While not considered a primary source of funding, the Company's investment activities can also provide or use cash, depending on the asset-liability management posture that is being observed. For 2009, investment securities activities resulted in an increase in investment securities holdings primarily due to Zions Bank purchasing securities from Lockhart under the terms of the Liquidity Agreement and a net decrease of cash in the amount of $501 million.

Maturing balances in the various loan portfolios also provide additional flexibility in managing cash flows. In most cases, loan growth has resulted in net cash outflows from a funding standpoint; however, for 2009, organic activity resulted in a net cash inflow of $1.4 billion compared to a cash outflow of $2.5 billion in 2008. We expect continued weak loan demand during 2010.

Operational Risk Management

Operational risk is the potential for unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures. In its ongoing efforts to identify and manage operational risk, the Company has created a Corporate Risk Management Department whose responsibility is to help Company management identify and assess key risks and monitor the key internal controls and processes that the Company has in place to mitigate operational risk. We have documented controls and the Control Self Assessment related to financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and the Federal Deposit Insurance Corporation Improvement Act of 1991.

To manage and minimize its operating risk, the Company has in place transactional documentation requirements, systems and procedures to monitor transactions and positions, regulatory compliance reviews, and periodic reviews by the Company's internal audit and credit examination departments. In addition, reconciliation procedures have been established to ensure that data processing systems consistently and accurately capture critical data. Further, we maintain contingency plans and systems for operations support in the event of natural or other disasters. Efforts are continually underway to improve the Company's oversight of operational risk, including enhancement of risk-control self assessments and of antifraud measures.

CAPITAL MANAGEMENT

The Board of Directors is responsible for approving the policies associated with capital management. The Board has established the Capital Management Committee ("CMC") whose primary responsibility is to recommend and administer the approved capital policies that govern the capital management of the Company and its subsidiary banks. Other major CMC responsibilities include:

- Setting overall capital targets within the Board-approved policy, monitoring performance and recommending changes to capital including dividends, common stock repurchases, subordinated debt, or to major strategies to maintain the Company and its bank subsidiaries at well capitalized levels; and
- Reviewing agency ratings of the Parent and its bank subsidiaries and establishing target ratings.

The CMC, in managing the capital of the Company, may set capital standards that are higher than those approved by the Board, but may not set lower limits.

The Company has a fundamental financial objective to consistently produce superior risk-adjusted returns on its shareholders' capital. We believe that a strong capital position is vital to continued profitability and to promoting depositor and investor confidence. Specifically, it is the policy of the Parent and each of the subsidiary banks to:

- Maintain sufficient capital at not less than the "well capitalized" threshold as defined by federal banking regulators to support current needs and to ensure that capital is available to support anticipated growth;
- Take into account the desirability of receiving an "investment grade" rating from major debt rating agencies on senior and subordinated unsecured debt when setting capital levels;

- Develop capabilities to measure and manage capital on a risk-adjusted basis and to maintain economic capital consistent with an "investment grade" risk level; and
- Return excess capital to shareholders through dividends and repurchases of common stock.

See Note 19 of the Notes to Consolidated Financial Statements for additional information on risk-based capital.

During 2009, the Company took a number of actions to raise additional capital in order to maintain a strong capital position, as follows:

- On August 27, 2009, Zions Bancorporation completed its $250 million offering of shares of common stock, which commenced on June 1, 2009. The registered sales took place through the common equity distribution program announced June 1, 2009 with Goldman, Sachs & Co. ("Goldman Sachs") acting as sales agent. During the second quarter, Zions issued common shares for gross proceeds of $126.5 million. During the third quarter, Zions completed the offering, issuing 7,655,267 common shares at an average price of $16.13 per share, for gross proceeds of $123.5 million. The cumulative offering totaled 16,832,925 common shares at an average price of $14.85. Net of issuance costs and fees, including $4.2 million in commissions paid to Goldman Sachs, these sales added $245.5 million to common equity.
- On September 17, 2009, the Company entered into a new equity distribution agreement (the "Equity Distribution Agreement") with Goldman Sachs, pursuant to which the Company may offer and sell through or to Goldman Sachs, from time to time, shares of the Company's common stock, in an aggregate amount of up to $250 million. Sales of common stock are made by means of ordinary brokers' transactions on the Nasdaq Global Select Market or otherwise at market prices or to Goldman Sachs for resale at a price to be agreed upon by the Company and Goldman Sachs. During the period from September 17 through September 30, 2009, the Company issued $67.2 million of new common stock consisting of 3,671,000 shares at an average share price of $18.31 per share under the Equity Distribution Agreement. During the fourth quarter, Zions issued 11,237,500 common shares at an average price of $13.84 per share, for gross proceeds of $155.5 million. The cumulative offering totaled 14,908,500 common shares at an average price of $14.94. Net of issuance costs and fees, including $3.8 million in commissions paid to Goldman Sachs, these sales added $218.6 million to common equity.
- During the second quarter of 2009, the Company purchased 4,020,435 depositary shares (each share representing a 1/40th ownership interest in a share of preferred stock) of Series A preferred stock at a price of $11.50 per depositary share, or an aggregate amount of $46.4 million including accrued dividends. At a $25 per depositary share liquidation preference, the purchase reduced the $240 million carrying value of the Series A preferred stock by approximately $100.5 million. Net of related costs, the redemption resulted in a $54.0 million increase to common shareholders' equity. Finally, the Company recognized $202.8 million after-tax in 2009 directly in equity for the intrinsic value of the beneficial conversion feature related to the subordinated debt modification discussed below.
- Also, as disclosed previously, during the second and fourth quarters of 2009, the Company modified $1.2 billion of subordinated notes to permit conversion on a par for par basis into either the Company's Series A or Series C preferred stock. Net of issuance costs and debt discount on the previous debt, the pretax gain recognized in earnings from this subordinated debt modification was $508.9 million.
- During the third and fourth quarters of 2009, and as a result of the subordinated debt modifications previously announced, $27.8 million and $35.6 million, respectively, of subordinated debt was converted into shares of the Company's Series C preferred stock. This conversion accelerated the discount amortization, resulting in a $15.8 million increase to interest expense in the third quarter of 2009 and $19.9 million in the fourth quarter of 2009.

- During the fourth quarter of 2009, the Company exchanged Series A preferred stock with a liquidation value of $71.5 million for 2,816,834 shares of newly issued common stock. Tangible common equity was increased by approximately the same amount.

The Company also took several actions to raise additional capital during 2008 as follows:

- On November 14, 2008, the Company received a capital investment of $1.4 billion from the U.S. Department of the Treasury under the Treasury's Capital Purchase Program announced on October 14, 2008. The capital investment is in the form of nonvoting senior preferred shares pari passu with the Company's existing preferred shares. The Company also issued to the Treasury warrants exercisable for 10 years to purchase 5,789,909 of the Company's common shares at a total exercise cost of $210 million. The preferred shares qualify for regulatory Tier 1 capital and may be redeemed at any time that regulatory approval can be obtained. They have a dividend rate of 5% for the first five years, increasing to 9% thereafter. Among other things, the Company is subject to restrictions and conditions including those related to common dividends, share repurchases, executive compensation, and corporate governance.
- During September 2008, the Company issued $250 million of new common stock consisting of 7,194,079 shares at an average price of $34.75 per share. Net of issuance costs and fees, this added $244.9 million to common equity.
- On July 2, 2008, the Company completed a $47 million offering of 9.50% Series C Fixed-Rate Non-Cumulative Perpetual Preferred Stock. The Company issued 46,949 shares in the form of 1,877,971 depositary shares with each depositary share representing a 1/40th ownership interest in a share of the preferred stock. Terms and conditions, except for the dividend amount, are generally similar to the existing $240 million Series A floating rate preferred stock issued in December 2006. The offering was sold via Zions' online auction process and direct sales primarily by the Company's broker/dealer subsidiary.

Total controlling interest shareholders' equity on December 31, 2009 was $5,693 million compared to $6,502 million at December 31, 2008, a decrease of 12.4%. As of December 31, 2009, the Company had $56.3 million of remaining authorization from its Board of Directors for the repurchase of common stock. The Company has not repurchased any shares since August 2007 and in compliance with the conditions of the CPP, the Company will not repurchase any common shares during the period the senior preferred shares are outstanding without permission from the U.S. Department of the Treasury.

Chart 13. **DIVIDENDS PER COMMON SHARE**


$1.80
$1.50
$1.20
$0.90
$0.60
$0.30
1.44
1.47
1.68
1.61
0.10
2005
2006
2007
2008
2009

During its January 2010 meeting, the Board of Directors declared a dividend of $0.01 per common share payable on February 24, 2010 to shareholders of record on February 10, 2010. This is unchanged from the rate paid during third and fourth quarters of 2009. The Company paid dividends in 2009 of $0.10 per common share compared with $1.61 per share in 2008 and $1.68 per share in 2007. Under the terms of the CPP, the Company may not increase the dividend on its common stock above $0.32 per share per quarter during the period the senior preferred shares are outstanding without adversely impacting the Company's interest in the program or without permission from the U.S. Department of the Treasury.

The Company paid $11.9 million in dividends on common stock in 2009, and did not repurchase any shares of the Company's common stock.

The Company recorded preferred stock dividends of $103.0 million during 2009 compared to $24.4 million during 2008. Preferred dividends for 2009 includes $88.6 million related to the TARP preferred stock issued to the U.S. Department of Treasury.

Schedule 50

CAPITAL RATIOS

	December 31,		Percentage required to be well capitalized
	2009	**2008**	
Tangible common equity ratio	**6.12%**	5.89%	na
Tangible equity ratio	**9.16**	8.91	na
Average equity to average assets	**10.98**	10.36	na
Risk-based capital ratios:			
Tier 1 common to risk-weighted assets	**6.73**	6.28	na
Tier 1 leverage	**10.38**	9.99	na[1]
Tier 1 risk-based capital	**10.53**	10.22	6.00%
Total risk-based capital	**13.28**	14.32	10.00

[1] *There is no Tier 1 leverage ratio component in the definition of a well capitalized bank holding company.*

The decrease in total controlling interest shareholders' equity from December 31, 2008 is primarily due to net losses recognized during 2009 including noncash expenses resulting from goodwill impairment, the negative impact of increased after-tax unrealized losses of $205 million on investment securities and derivatives included in OCI, and the preferred stock redemption. These decreases were offset by capital raising actions including the issuance of common stock and the effect of the subordinated debt modification.

Banking organizations are required under published regulations to maintain adequate levels of capital as measured by several regulatory capital ratios. As of December 31, 2009, the Company and each of its subsidiary banks exceeded the "well capitalized" guidelines under these regulatory standards.

At December 31, 2009, regulatory Tier 1 risk-based capital and total risk-based capital were $5,407 million and $6,823 million compared to $5,269 million and $7,386 million at December 31, 2008.

The U.S. federal bank regulatory agencies' risk-based capital guidelines are based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision (the "BCBS"). The BCBS is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines that each country's supervisors can use to determine the supervisory policies they apply. The BCBS has been working for a number of years on revisions to Basel I. In December 2007, U.S. banking regulators published the final rule for Basel II implementation, requiring banks with over $250 billion in consolidated total assets or on-balance sheet foreign exposure of $10 billion (core banks) to adopt the Advanced Approach of Basel II while allowing other banks to elect to "opt in."

Modifications to the Basel II regime ("Basel III") continue to be proposed. Additionally, regulators may subjectively require banking organizations to maintain capital, reserves, or liquidity at levels higher than those codified by regulation or those prior to the recent economic crisis. Adoption of new Basel III requirements and/or regulatory actions may have a significant impact on bank capital and liquidity levels going forward.

GAAP TO NON-GAAP RECONCILIATION

Traditionally, the Federal Reserve and other banking regulators have assessed a bank's capital adequacy based on Tier 1 capital, the calculation of which is codified in federal banking regulations. Regulators have begun supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not codified, analysts and banking regulators have assessed Zions' capital adequacy using the Tier 1 common equity measure. Because Tier 1 common equity is not formally defined by GAAP or codified in the federal banking regulations, this measure is considered to be a non-GAAP financial measure and other entities may calculate them differently than Zions' disclosed calculations. Since analysts and banking regulators may assess Zions' capital adequacy using Tier 1 common equity, Zions believes that it is useful to provide investors the ability to assess Zions' capital adequacy on this same basis.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a bank's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk weighting assigned to that category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity. Tier 1 common equity is also divided by the risk-weighted assets to determine the Tier 1 common equity ratio. The amounts disclosed as risk-weighted assets are calculated consistent with banking regulatory requirements.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although this non-GAAP financial measure is frequently used by stakeholders in the evaluation of a company, it has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP.

See Schedule 51 below which provides a reconciliation of controlling interest shareholders' equity (GAAP) to Tier 1 capital (regulatory) and to Tier 1 common equity (non-GAAP).

Schedule 51

GAAP TO NON-GAAP RECONCILIATION

(Amounts in millions)	December 31, 2009	2008	2007
Controlling interest shareholders' equity (GAAP)	**$ 5,693**	6,501	5,293
Accumulated other comprehensive (income) loss	**437**	99	59
Non-qualifying goodwill and intangibles	**(1,129)**	(1,777)	(2,159)
Disallowed deferred tax assets	**(43)**	–	–
Other regulatory adjustments	**1**	(2)	(45)
Qualifying trust preferred securities	**448**	448	448
Tier 1 capital (regulatory)	**5,407**	5,269	3,596
Qualifying trust preferred securities	**(448)**	(448)	(448)
Preferred stock	**(1,503)**	(1,582)	(240)
Tier 1 common equity (non-GAAP)	**$ 3,456**	3,239	2,908
Risk-weighted assets (regulatory)	**$51,360**	51,565	47,516
Tier 1 common to risk-weighted assets (non-GAAP)	**6.73%**	6.28%	6.12%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information required by this Item is included in "Interest Rate and Market Risk Management" in MD&A beginning on page 116 and is hereby incorporated by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Zions Bancorporation and subsidiaries ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined by Exchange Act Rules 13a-15 and 15d-15.

The Company's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

As discussed further in Item 9A., Controls and Procedures, the Company filed amended Form 10-Qs for the quarterly periods ended June 30, 2009 and September 30, 2009. In connection with these amended filings, management reassessed the effectiveness of the Company's disclosure controls and procedures and identified a material weakness in internal control over financial reporting. Management concluded as of December 31, 2009 that the internal control over financial reporting was not effective. However, management believes this material weakness was remediated when the amended Form 10-Qs were filed on February 11, 2010.

Ernst & Young LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2009, and has also issued an attestation report, which is included herein, on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board ("PCAOB").

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Audit Committee of the Board of Directors and Shareholders of Zions Bancorporation

We have audited Zions Bancorporation and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Zions Bancorporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls over the Company's process utilized to interpret the applicable accounting literature for computing and allocating the amount attributable to the beneficial conversion feature related to the Company's subordinated debt modification. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated March 1, 2010, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Zions Bancorporation and subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

/s/ ERNST & YOUNG LLP

Salt Lake City, Utah
March 1, 2010

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Audit Committee of the Board of Directors and Shareholders of Zions Bancorporation

We have audited the accompanying consolidated balance sheets of Zions Bancorporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zions Bancorporation and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

During 2009, the Company changed its method of accounting for impairment losses on investment securities (see Note 4 to the financial statements), business combinations (see Notes 1 and 3 to the financial statements), and noncontrolling or minority interests (see Note 2 to the financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Zions Bancorporation and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
March 1, 2010

CONSOLIDATED BALANCE SHEETS

ZIONS BANCORPORATION AND SUBSIDIARIES

DECEMBER 31, 2009 AND 2008

(In thousands, except share amounts)	2009	2008
ASSETS		
Cash and due from banks	**$ 1,370,189**	1,475,976
Money market investments:		
Interest-bearing deposits and commercial paper	**652,964**	2,332,759
Federal funds sold	**20,985**	83,451
Security resell agreements	**57,556**	286,707
Investment securities:		
Held-to-maturity, at adjusted cost (approximate fair value $833,455 and $1,443,555)	**869,595**	1,790,989
Available-for-sale, at fair value	**3,655,619**	2,676,255
Trading account, at fair value (includes $0 and $538 transferred as collateral under repurchase agreements)	**23,543**	42,064
	4,548,757	4,509,308
Loans held for sale	**208,567**	200,318
Loans:		
Loans and leases excluding FDIC-supported loans	**38,882,083**	41,791,237
FDIC-supported loans	**1,444,594**	–
	40,326,677	41,791,237
Less:		
Unearned income and fees, net of related costs	**137,697**	132,499
Allowance for loan losses	**1,531,332**	686,999
Loans and leases, net of allowance	**38,657,648**	40,971,739
Other noninterest-bearing investments	**1,099,961**	1,044,092
Premises and equipment, net	**710,534**	687,096
Goodwill	**1,015,161**	1,651,377
Core deposit and other intangibles	**113,416**	125,935
Other real estate owned	**389,782**	191,792
Other assets	**2,277,487**	1,532,241
	$ 51,123,007	55,092,791
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	**$ 12,324,247**	9,683,385
Interest-bearing:		
Savings and NOW	**5,843,573**	4,452,919
Money market	**16,378,874**	16,826,846
Time under $100,000	**2,497,395**	2,974,566
Time $100,000 and over	**3,117,472**	4,756,218
Foreign	**1,679,028**	2,622,562
	41,840,589	41,316,496
Securities sold, not yet purchased	**43,404**	35,657
Federal funds purchased	**208,669**	965,835
Security repurchase agreements	**577,346**	899,751
Other liabilities	**588,527**	669,111
Commercial paper	**1,084**	15,451
Federal Home Loan Bank advances and other borrowings:		
One year or less	**120,189**	2,039,853
Over one year	**15,722**	128,253
Long-term debt	**2,017,220**	2,493,368
Total liabilities	**45,412,750**	48,563,775
Shareholders' equity:		
Preferred stock	**1,502,784**	1,581,834
Common stock, without par value; authorized 350,000,000 shares; issued and outstanding 150,425,070 and 115,344,813 shares	**3,318,417**	2,599,916
Retained earnings	**1,324,516**	2,433,363
Accumulated other comprehensive income (loss)	**(436,899)**	(98,958)
Deferred compensation	**(16,160)**	(14,459)
Controlling interest shareholders' equity	**5,692,658**	6,501,696
Noncontrolling interests	**17,599**	27,320
Total shareholders' equity	**5,710,257**	6,529,016
	$ 51,123,007	55,092,791

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands, except per share amounts)	**2009**	**2008**	**2007**
Interest income:			
Interest and fees on loans	**$ 2,319,301**	2,646,112	2,823,382
Interest on loans held for sale	**11,007**	10,074	14,867
Lease financing	**19,742**	22,099	21,683
Interest on money market investments	**7,914**	47,780	43,699
Interest on securities:			
Held-to-maturity – taxable	**31,064**	62,282	8,997
Held-to-maturity – nontaxable	**23,263**	25,368	25,150
Available-for-sale – taxable	**93,208**	151,139	255,039
Available-for-sale – nontaxable	**7,099**	7,170	9,200
Trading account	**2,728**	1,875	3,309
Total interest income	**2,515,326**	2,973,899	3,205,326
Interest expense:			
Interest on savings and money market deposits	**237,977**	370,568	479,366
Interest on time and foreign deposits	**186,707**	342,325	472,353
Interest on short-term borrowings	**14,720**	178,875	218,696
Interest on long-term borrowings	**178,390**	110,485	152,959
Total interest expense	**617,794**	1,002,253	1,323,374
Net interest income	**1,897,532**	1,971,646	1,881,952
Provision for loan losses	**2,016,927**	648,269	152,210
Net interest income after provision for loan losses	**(119,395)**	1,323,377	1,729,742
Noninterest income:			
Service charges and fees on deposit accounts	**212,562**	206,988	183,550
Other service charges, commissions and fees	**156,539**	167,669	170,564
Trust and wealth management income	**29,949**	37,752	36,532
Capital markets and foreign exchange	**50,313**	49,898	43,588
Dividends and other investment income	**26,631**	46,362	50,914
Loan sales and servicing income	**22,261**	24,379	38,503
Income from securities conduit	**1,118**	5,502	18,176
Fair value and nonhedge derivative income (loss)	**113,779**	(47,976)	(14,256)
Equity securities gains (losses), net	**(1,825)**	793	17,719
Fixed income securities gains (losses), net	**(3,846)**	849	3,019
Impairment losses on investment securities:			
Impairment losses on investment securities	**(569,866)**	(304,040)	(108,624)
Noncredit-related losses on securities not expected to be sold (recognized in other comprehensive income)	**289,403**	–	–
Net impairment losses on investment securities	**(280,463)**	(304,040)	(108,624)
Valuation losses on securities purchased	**(212,092)**	(13,072)	(49,584)
Gain on subordinated debt modification	**508,945**	–	–
Acquisition related gains	**169,186**	–	–
Other	**11,044**	15,588	22,243
Total noninterest income	**804,101**	190,692	412,344
Noninterest expense:			
Salaries and employee benefits	**818,837**	810,501	799,884
Occupancy, net	**112,201**	114,175	107,438
Furniture and equipment	**99,878**	100,136	96,452
Other real estate expense	**110,800**	50,378	4,391
Legal and professional services	**37,197**	45,517	43,829
Postage and supplies	**32,005**	37,455	36,512
Advertising	**22,982**	30,731	26,920
FDIC premiums	**100,517**	19,858	6,514
Amortization of core deposit and other intangibles	**31,674**	33,162	44,895
Provision for unfunded lending commitments	**65,511**	1,467	1,836
Other	**239,908**	231,583	235,917
Total noninterest expense	**1,671,510**	1,474,963	1,404,588
Impairment loss on goodwill	**636,216**	353,804	–
Income (loss) before income taxes (benefit)	**(1,623,020)**	(314,698)	737,498
Income taxes (benefit)	**(401,343)**	(43,365)	235,737
Net income (loss)	**(1,221,677)**	(271,333)	501,761
Net income (loss) applicable to noncontrolling interests	**(5,566)**	(5,064)	8,016
Net income (loss) applicable to controlling interest	**(1,216,111)**	(266,269)	493,745
Preferred stock dividends	**(102,969)**	(24,424)	(14,323)
Preferred stock redemption and conversion	**84,633**	–	–
Net earnings (loss) applicable to common shareholders	**$(1,234,447)**	(290,693)	479,422
Weighted average common shares outstanding during the year:			
Basic shares	**124,443**	108,908	107,365
Diluted shares	**124,443**	108,908	108,408
Net earnings (loss) per common share:			
Basic	**$ (9.92)**	(2.68)	4.45
Diluted	**(9.92)**	(2.68)	4.40

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands, except share and per share amounts)	Preferred stock	Common stock		Retained earnings	Accumulated other comprehensive income (loss)	Deferred compensation	Noncontrolling interests	Total shareholders' equity
		Shares	Amount					
BALANCE, DECEMBER 31, 2006	$ 240,000	106,720,884	$2,230,303	2,602,189	(75,849)	(9,620)	42,791	5,029,814
Cumulative effect of change in accounting principle, adoption of new guidance under ASC 740 related to accounting for uncertainty in income taxes				10,408				10,408
Comprehensive income:								
Net income				493,745			8,016	501,761
Other comprehensive income (loss), net of tax:								
Net realized and unrealized holding losses on investments and retained interests					(151,200)			
Foreign currency translation					(6)			
Reclassification for net realized losses on investments recorded in operations					60,811			
Net unrealized gains on derivative instruments					106,929			
Pension and postretirement					480			
Other comprehensive income					17,014			17,014
Total comprehensive income								518,775
Common stock issued in acquisition		2,600,117	206,075					206,075
Stock redeemed and retired		(3,933,128)	(318,756)					(318,756)
Net stock issued under employee plans and related tax benefits		1,728,632	94,615					94,615
Dividends declared on preferred stock				(14,323)				(14,323)
Cash dividends on common stock, $1.68 per share				(181,327)				(181,327)
Change in deferred compensation						(1,674)		(1,674)
Other changes in noncontrolling interests							(19,868)	(19,868)
BALANCE, DECEMBER 31, 2007	240,000	107,116,505	2,212,237	2,910,692	(58,835)	(11,294)	30,939	5,323,739
Cumulative effect of change in accounting principle, adoption of fair value option under ASC 825				(11,471)	11,471			–
Comprehensive loss:								
Net loss				(266,269)			(5,064)	(271,333)
Other comprehensive income (loss), net of tax:								
Net realized and unrealized holding losses on investments and retained interests					(333,095)			
Foreign currency translation					(5)			
Reclassification for net realized losses on investments recorded in operations					181,524			
Net unrealized gains on derivative instruments					131,443			
Pension and postretirement					(31,461)			
Other comprehensive loss					(51,594)			(51,594)
Total comprehensive loss								(322,927)
Issuance of preferred stock	1,339,185		(580)					1,338,605
Issuance of common stock and warrant		7,194,079	352,653					352,653
Stock issued under dividend reinvestment plan		39,857	1,261					1,261
Net stock issued under employee plans and related tax benefits		994,372	34,345					34,345
Dividends on preferred stock	2,649			(24,424)				(21,775)
Dividends on common stock, $1.61 per share				(175,165)				(175,165)
Change in deferred compensation						(3,165)		(3,165)
Other changes in noncontrolling interests							1,445	1,445
BALANCE, DECEMBER 31, 2008	1,581,834	115,344,813	2,599,916	2,433,363	(98,958)	(14,459)	27,320	6,529,016

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME *(CONTINUED)*

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands, except share and per share amounts)	Preferred stock	Common stock		Retained earnings	Accumulated other comprehensive income (loss)	Deferred compensation	Noncontrolling interests	Total shareholders' equity
		Shares	Amount					
Cumulative effect of change in accounting principle, adoption of new OTTI guidance under ASC 320				137,462	(137,462)			–
Comprehensive loss:								
Net loss				(1,216,111)			(5,566)	(1,221,677)
Other comprehensive income (loss), net of tax:								
Net realized and unrealized holding losses on investments and retained interests					(65,037)			
Reclassification for net realized losses on investments recorded in operations					162,206			
Noncredit-related impairment losses on securities not expected to be sold					(174,244)			
Accretion of securities with noncredit-related impairment losses not expected to be sold					996			
Net unrealized losses on derivative instruments					(128,597)			
Pension and postretirement					4,197			
Other comprehensive loss					(200,479)			(200,479)
Total comprehensive loss								(1,422,156)
Preferred stock redemption	(100,511)		1,763	52,266				(46,482)
Preferred stock converted to common stock	(71,537)	2,816,834	38,486	32,367				(684)
Subordinated debt converted to preferred stock	74,438		(10,999)					63,439
Issuance of common stock		31,741,425	464,110					464,110
Subordinated debt modification			202,814					202,814
Net stock issued under employee plans and related tax benefits		521,998	22,327					22,327
Dividends on preferred stock	18,560			(102,969)				(84,409)
Dividends on common stock, $0.10 per share				(11,862)				(11,862)
Change in deferred compensation						(1,701)		(1,701)
Other changes in noncontrolling interests							(4,155)	(4,155)
BALANCE, DECEMBER 31, 2009	$ 1,502,784	150,425,070	$ 3,318,417	1,324,516	(436,899)	(16,160)	17,599	5,710,257

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ZIONS BANCORPORATION AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$(1,221,677)**	(271,333)	501,761
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Impairment and valuation losses on investment securities, goodwill, and long-lived assets	**1,128,771**	674,050	158,208
Gain on subordinated debt modification	**(508,945)**	–	–
Acquisition related gains	**(169,186)**	–	–
Debt extinguishment cost	**5,256**	–	89
Provision for credit losses	**2,082,438**	649,736	154,046
Depreciation of premises and equipment	**74,097**	73,166	76,436
Amortization	**138,943**	67,035	48,537
Deferred income tax benefit	**(15,071)**	(231,241)	(158,702)
Share-based compensation	**29,789**	31,850	28,274
Excess tax benefits from share-based compensation	**(36)**	(1,059)	(11,815)
Equity securities losses (gains), net	**1,825**	(793)	(17,719)
Fixed income securities losses (gains), net	**3,846**	(849)	(3,019)
Net decrease (increase) in trading securities	**18,521**	(12,114)	41,587
Principal payments on and proceeds from sales of loans held for sale	**2,013,464**	1,125,840	1,166,724
Originations of loans held for sale	**(2,013,860)**	(1,135,131)	(1,230,790)
Net write-down of and losses from sales of other real estate owned	**92,920**	45,858	3,448
Net gains on sales of loans, leases and other assets	**(15,364)**	(16,620)	(20,691)
Income from increase in cash surrender value of bank-owned life insurance	**(24,284)**	(25,236)	(26,560)
Change in accrued income taxes	**(270,478)**	(128,793)	20,176
Change in accrued interest receivable	**56,807**	34,288	(7,521)
Change in other assets	**(203,529)**	307,783	44,177
Change in other liabilities	**(126,168)**	7,448	(9,533)
Change in accrued interest payable	**(26,508)**	(10,765)	(3,576)
Other, net	**6,327**	(9,171)	(20,637)
Net cash provided by operating activities	**1,057,898**	1,173,949	732,900
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net decrease (increase) in money market investments	**1,975,107**	(1,202,709)	(829,632)
Proceeds from maturities and paydowns of investment securities held-to-maturity	**166,808**	98,924	112,670
Purchases of investment securities held-to-maturity	**(76,322)**	(128,570)	(140,460)
Proceeds from sales of investment securities available-for-sale	**751,199**	575,811	795,915
Proceeds from maturities and paydowns of investment securities available-for-sale	**509,716**	3,308,703	3,355,414
Purchases of investment securities available-for-sale	**(1,852,711)**	(3,009,274)	(4,537,371)
Proceeds from sales of loans and leases	**104,304**	294,480	68,579
Securitized loans purchased	**–**	(1,186,188)	–
Loan and lease originations, net of collections	**1,412,754**	(2,482,320)	(3,907,965)
Net decrease (increase) in other noninterest-bearing investments	**(18,274)**	(674)	62,234
Proceeds from sales of premises and equipment and other assets	**6,212**	12,148	12,137
Purchases of premises and equipment	**(103,347)**	(114,164)	(103,223)
Proceeds from sales of other real estate owned	**315,229**	72,629	9,977
Net cash received from acquisitions	**452,192**	688,940	27,263
Net cash received for net assets/liabilities on branches sold	**–**	–	11,174
Net cash received from sale of subsidiary	**–**	–	6,995
Net cash provided by (used in) investing activities	**3,642,867**	(3,072,264)	(5,056,293)

CONSOLIDATED STATEMENTS OF CASH FLOWS *(CONTINUED)*

ZIONS BANCORPORATION AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands)	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	**$(2,154,495)**	3,661,680	931,098
Net change in short-term funds borrowed	**(3,007,062)**	(3,509,300)	3,743,292
Repayments of FHLB advances over 90 days and up to one year	**(236,811)**	–	–
Proceeds from FHLB advances and other borrowings over one year	**90**	3,500	–
Repayments of FHLB advances and other borrowings over one year	**(112,621)**	(2,859)	(9,446)
Proceeds from issuance of long-term debt	**703,932**	28,495	296,289
Debt issuance and extinguishment costs	**(23,010)**	(675)	(151)
Repayments of long-term debt	**(295,910)**	(157,111)	(274,957)
Proceeds from issuance of preferred stock	**–**	1,338,605	–
Payments to redeem preferred stock	**(47,166)**	–	–
Proceeds from issuance of common stock and warrant	**464,110**	354,302	59,473
Payments to redeem common stock	**(1,374)**	(2,881)	(322,025)
Excess tax benefits from share-based compensation	**36**	1,059	11,815
Dividends paid on preferred stock	**(84,408)**	(21,775)	(14,323)
Dividends paid on common stock	**(11,863)**	(173,904)	(181,327)
Net cash provided by (used in) financing activities	**(4,806,552)**	1,519,136	4,239,738
Net decrease in cash and due from banks	**(105,787)**	(379,179)	(83,655)
Cash and due from banks at beginning of year	**1,475,976**	1,855,155	1,938,810
Cash and due from banks at end of year	**$ 1,370,189**	1,475,976	1,855,155
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	**$ 577,799**	1,011,719	1,318,356
Net payment made (cash refund received) for income taxes	**(131,187)**	303,180	355,685
Noncash items:			
Amortized cost of investment securities held-to-maturity transferred to investment securities available-for-sale	**1,058,159**	–	–
Fair value of investment securities available-for-sale transferred to investment securities held-to-maturity	**–**	1,231,979	–
Loans transferred to other real estate owned	**553,415**	297,228	22,701
Beneficial conversion feature of modified subordinated debt allocated to common stock	**202,814**	–	–
Subordinated debt converted to preferred stock	**63,439**	–	–
Preferred stock converted to common stock	**38,486**	–	–
Acquisitions:			
Common stock issued	**–**	–	206,075
Assets acquired	**2,981,335**	66,192	1,348,233
Liabilities assumed	**2,929,448**	737,116	1,142,158

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ZIONS BANCORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Zions Bancorporation ("the Parent") is a financial holding company headquartered in Salt Lake City, Utah, which provides a full range of banking and related services through its banking subsidiaries in ten Western and Southwestern states as follows: Zions First National Bank ("Zions Bank"), in Utah and Idaho; California Bank & Trust ("CB&T"); Amegy Corporation ("Amegy") and its subsidiary, Amegy Bank, in Texas; National Bank of Arizona ("NBA"); Nevada State Bank ("NSB"); Vectra Bank Colorado ("Vectra"), in Colorado and New Mexico; The Commerce Bank of Washington ("TCBW"); and The Commerce Bank of Oregon ("TCBO"). The Parent also owns and operates certain nonbank subsidiaries that engage in the development and sale of financial technologies and related services. Two of these subsidiaries, NetDeposit, Inc. and P5, Inc. ("P5"), were merged in 2008 to form NetDeposit, LLC ("NetDeposit"). Another subsidiary whose ownership was transferred from Zions Bank to the Parent in 2008, Welman Holdings, Inc. ("Welman"), provides wealth management services.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of the Parent and its majority-owned subsidiaries ("the Company," "we," "our," "us"). Unconsolidated investments in which there is a greater than 20% ownership are accounted for by the equity method of accounting; those in which there is less than 20% ownership are accounted for under cost, fair value, or equity methods of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified to conform to the current year presentation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and prevailing practices within the financial services industry. This includes the guidance under ASC 810, *Consolidation*, which requires consolidation of a variable interest entity ("VIE") when a company is the primary beneficiary of the VIE. See Note 2 for a discussion of related accounting guidance on consolidated financial statements and proposed rules amending this guidance.

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of presentation in the consolidated statements of cash flows, "cash and cash equivalents" are defined as those amounts included in cash and due from banks in the consolidated balance sheets.

SECURITY RESELL AGREEMENTS

Security resell agreements represent overnight and term agreements with the majority maturing within 30 days. These agreements are generally treated as collateralized financing transactions and are carried at amounts at which the securities were acquired plus accrued interest. Either the Company or, in some instances, third parties on its behalf take possession of the underlying securities. The fair value of such securities is monitored throughout the contract term to ensure that asset values remain sufficient to protect against counterparty default. We are permitted by contract to sell or repledge certain securities that we accept as collateral for security resell agreements. If sold, our obligation to return the collateral is recorded as a liability and included in the balance sheet as securities sold, not yet purchased. As of December 31, 2009, we held approximately $58 million of securities for which we were permitted by contract to sell or repledge. The majority of these securities have been either pledged or otherwise transferred to others in connection with our financing activities, or to satisfy our commitments under short sales. Security resell agreements averaged approximately $237 million during 2009, and the maximum amount outstanding at any month-end during 2009 was $372 million.

INVESTMENT SECURITIES

We classify our investment securities according to their purpose and holding period. Gains or losses on the sale of securities are recognized using the specific identification method and recorded in noninterest income.

Held-to-maturity debt securities are stated at adjusted cost, net of unamortized premiums and unaccreted discounts. The Company has the intent and ability to hold such securities to maturity.

Available-for-sale securities are stated at fair value and generally consist of debt securities held for investment and marketable equity securities not accounted for under the equity method. Unrealized gains and losses of available-for-sale securities, after applicable taxes, are recorded as a component of other comprehensive income ("OCI"). Any declines in the values of these securities that are considered to be other-than-temporary-impairment ("OTTI") and credit-related are recognized in earnings. Noncredit-related OTTI on securities not expected to be sold is recognized in OCI. The review for OTTI is conducted on an ongoing basis and takes into account the severity and duration of the impairment, recent events specific to the issuer or industry, fair value in relationship to cost, extent and nature of change in fair value, creditworthiness of the issuer including external credit ratings and recent downgrades, trends and volatility of earnings, current analysts' evaluations, and other key measures. In addition, we determine that we do not intend to sell the securities and it is not more likely than not that we will be required to sell the securities before recovery of their amortized cost basis. In doing this, we take into account our balance sheet management strategy and consideration of current and future market conditions.

Trading securities are stated at fair value and consist of securities acquired for short-term appreciation or other trading purposes. Realized and unrealized gains and losses are recorded in trading income, which is included in capital markets and foreign exchange.

The fair values of investment securities are estimated according to ASC 820, *Fair Value Measurements and Disclosures*, as discussed in Note 21.

LOANS

Loans are reported at the principal amount outstanding, net of unearned income. Unearned income, which includes deferred fees net of deferred direct loan origination costs, is amortized to interest income over the life of the loan using the interest method. Interest income is recognized on an accrual basis.

Loans held for sale are carried at the lower of aggregate cost or fair value. Gains and losses are recorded in noninterest income based on the difference between sales proceeds and carrying value.

Interest income on nonimpaired loans acquired in a business combination, including FDIC-supported transactions, is recognized based on the acquired loan's contractual cash flows.

NONACCRUAL LOANS

Loans are generally placed on nonaccrual status when the loan is 90 days or more past due as to principal or interest, unless the loan is both well secured and in the process of collection. Consumer loans are placed on nonaccrual status when the loan is 90 days past due. Generally, closed-end non-real estate secured consumer loans are charged off prior to 120 days past due. Open-end consumer loans adequately secured by real estate are placed on nonaccrual status at 90 days. Open-end credit card consumer loans are charged off when they become 180 days past due. A nonaccrual loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan becomes both well secured and in the process of collection.

IMPAIRED LOANS

Loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when appropriate, the loan's observable fair value or the fair value of the collateral (less any selling costs) if the loan is collateral-dependent.

If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest, net of deferred loan fees or costs and unamortized premium or discount), an impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. The impaired loan may be subsequently charged down.

RESTRUCTURED LOANS

In cases where a borrower experiences financial difficulty and we make certain concessionary modifications to contractual terms, the loan is classified as a restructured (accruing) loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from the impairment assessment and may cease to be considered impaired loans in the calendar years subsequent to the restructuring if they are not impaired based on the modified terms.

Generally, a nonaccrual loan that is restructured remains on nonaccrual status for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

OTHER REAL ESTATE OWNED

Other real estate owned consists principally of commercial and residential real estate obtained in partial or total satisfaction of loan obligations. Amounts are recorded at the lower of cost or fair value (less any selling costs) based on property appraisals at the time of transfer and periodically thereafter.

ALLOWANCE FOR LOAN LOSSES

In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent internal credit reviews. To determine the adequacy of the allowance, our loan and lease portfolio is broken into segments based on loan type.

For commercial loans, we use historical loss experience factors by loan type and quality grade, adjusted for changes in trends and conditions, to help determine an indicated allowance for each portfolio segment. Currently, the Company reestimates all commercial loss reserve factors based on recent loss experience on a quarterly basis. These factors are evaluated and updated using migration analysis techniques and other considerations based on the makeup of the specific segment. Other considerations include volumes and trends of delinquencies, levels of nonaccrual loans, repossessions and bankruptcies, trends in criticized and classified loans, expected losses on real estate secured loans, new credit products and policies, current economic conditions, concentrations of credit risk, and experience and abilities of the Company's lending personnel.

In addition to the segment evaluations, nonaccrual loans graded substandard or doubtful with an outstanding balance of $500 thousand or more, as well as consumer loans designated as troubled debt restructurings, are individually evaluated in accordance with ASC 310 to determine the level of impairment and establish a specific reserve.

For consumer loans, we determine the allowance using historically developed loss experience "roll rates" at which loans migrate from one delinquency level to the next higher level. Using current roll rates for the most recent six-month period and comparing projected losses to actual loss experience, the models estimate expected losses in dollars for the forecasted period of twelve months. By refreshing the models with updated data, it is able to project losses for a new twelve-month period each month, segmenting the portfolio into twelve consumer loan product groupings and four bankcard product groupings with similar risk profiles. The residential mortgage and home equity portfolios' models implicitly take into consideration housing price depreciation (appreciation) and homeowners' loss (gain) of equity in the collateral by incorporating current roll rates and loss severity rates. The models make no assumptions about future housing price changes. This methodology is an accepted industry practice, and we believe we have a sufficient volume of information to produce reliable projections.

After a preliminary allowance for credit losses has been established for the loan portfolio segments, we perform an additional review of the adequacy of the allowance based on the loan portfolio in its entirety. This enables us to mitigate, but not eliminate, the imprecision inherent in loan- and segment-level estimates of expected credit losses. This review of the allowance includes our judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and excessive concentration risks.

For loans acquired in FDIC-supported transactions, the allowance for loan losses is determined without giving consideration to the amounts recoverable through the loss sharing agreements with the FDIC. The provision for loan losses is reported net of changes in the amounts recoverable under the loss sharing agreements.

NONMARKETABLE SECURITIES

Nonmarketable securities are included in other noninterest-bearing investments on the balance sheet. These securities include certain venture capital securities and securities acquired for various debt and regulatory requirements. Nonmarketable venture capital securities are reported at estimated fair values, in the absence of readily ascertainable fair values. Changes in fair value and gains and losses from sales are recognized in noninterest income. The values assigned to the securities where no market quotations exist are based upon available information and may not necessarily represent amounts that will ultimately be realized. Such estimated amounts depend on future circumstances and will not be realized until the individual securities are liquidated. The valuation procedures applied include consideration of economic and market conditions, current and projected financial performance of the investee company, and the investee company's management team. We believe that the cost of an investment is initially the best indication of estimated fair value unless there have been material subsequent positive or negative developments that justify an adjustment in the fair value estimate. Other nonmarketable securities acquired for various debt and regulatory requirements are accounted for at cost.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation, computed primarily on the straight-line method, is charged to operations over the estimated useful lives of the properties, generally from 25 to 40 years for buildings and from 3 to 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever are shorter.

BUSINESS COMBINATIONS

Business combinations are accounted for under the purchase method of accounting in accordance with ASC 805, *Business Combinations*. Under this guidance, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition. Any excess of the cost of acquisition over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill, while any excess of fair value over the cost of the acquisition is recognized as a gain. Results of operations of the acquired business are included in the statement of income from the date of acquisition. See Note 3 for additional discussion of new accounting guidance adopted in 2009.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill and intangible assets deemed to have indefinite lives are not amortized. As required under ASC 350, *Intangibles – Goodwill and Other*, we subject these assets to annual specified impairment tests as of the beginning of the fourth quarter and more frequently if changing conditions warrant. Core deposit assets and other intangibles with finite useful lives are generally amortized on an accelerated basis using an estimated useful life of up to 12 years.

DERIVATIVE INSTRUMENTS

We use derivative instruments including interest rate swaps and floors and basis swaps as part of our overall asset and liability duration and interest rate risk management strategy. These instruments enable us to manage desired asset and liability duration and to reduce interest rate exposure by matching estimated repricing periods of interest-sensitive assets and liabilities. We also execute derivative instruments with commercial banking customers to facilitate their risk management strategies. These derivatives are immediately hedged by offsetting derivatives such that we minimize our net risk exposure as a result of such transactions. As required by ASC 815, *Derivatives and Hedging*, we record all derivatives at fair value in the balance sheet as either other assets or other liabilities. See further discussion in Note 7.

COMMITMENTS AND LETTERS OF CREDIT

In the ordinary course of business, we enter into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. The credit risk associated with these commitments is evaluated in a manner similar to the allowance for loan losses. The reserve for unfunded lending commitments is included in other liabilities in the balance sheet.

SHARE-BASED COMPENSATION

Share-based compensation generally includes grants of stock options and restricted stock to employees and nonemployee directors. We account for share-based payments, including stock options, in accordance with ASC 718, *Compensation – Stock Compensation*, and recognize them in the statement of income based on their fair values. See further discussion in Note 17.

INCOME TAXES

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more-likely-than-not. Unrecognized tax benefits for uncertain tax positions relate primarily to state tax contingencies. See further discussion in Note 15.

NET EARNINGS PER COMMON SHARE

Net earnings per common share is based on net earnings applicable to common shareholders which is net of preferred stock dividends. Unvested share-based payment awards with rights to receive nonforfeitable dividends are considered participating securities and included in the computation of earnings per share. Basic net earnings per common share is based on the weighted average outstanding common shares during each year. Diluted net earnings per common share is based on the weighted average outstanding common shares during each year, including common stock equivalents. Diluted net earnings per common share excludes common stock equivalents whose effect is antidilutive.

2. OTHER RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*. With the issuance of SFAS 168, the FASB Accounting Standards Codification ("the Codification" or "ASC") becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities, with the exception of guidance issued by the SEC. This change is effective for financial statements issued for interim or annual periods ending after September 15, 2009. Accordingly, all specific references herein to generally accepted accounting principles ("GAAP") refer to the Codification and not to the pre-Codification literature. The Codification does not modify existing GAAP nor any guidance issued by the SEC. Nonauthoritative accounting literature is excluded from the Codification. To improve usability, the Codification does include certain SEC guidance. GAAP accounting standards used to populate the Codification are superseded. Updates to the Codification are made through Accounting Standards Updates ("ASU").

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (subsequently codified by ASU 2009-17 and included in ASC 810, *Consolidation*). This new accounting guidance, among other things, requires a continuous analysis on a qualitative rather than a quantitative basis to determine the primary beneficiary of a VIE. The guidance requires enhanced disclosures about an enterprise's involvement with a VIE and amends previous guidance to determine whether an entity is a VIE. This guidance becomes effective January 1, 2010. We will be required to reconsider our consolidation conclusions for all entities with which we are involved. However, we do not expect the adoption of this guidance to have a significant impact on the Company's financial statements.

ASC 855, *Subsequent Events*, includes new guidance that became effective for the second quarter of 2009. The definition of subsequent events was modified and entities are required to disclose the date through which subsequent events have been evaluated and the basis for that date. Adoption of this guidance was not significant to the Company's financial statements.

ASC 810, *Consolidation*, includes new requirements for presenting consolidated financial statements, which we adopted January 1, 2009, as required. Under the new view of an economic entity in consolidated financial statements, the presentation of noncontrolling (or minority) interests has been changed in that all operating amounts attributable to a noncontrolling interest are included in the statement of income and accumulated balances are included as a separate component of equity. Also required is the allocation of losses to a noncontrolling interest even when such losses result in a negative carrying balance. The effect of adoption was not significant to the Company's financial statements. As of January 1, 2009, minority interest of $27.3 million was reclassified to shareholders' equity and reported as noncontrolling interests. As required, retrospective application was made to all prior periods for comparative presentation.

The FASB is currently considering a proposed statement that would require additional disclosures about the credit quality of financing receivables and the allowance for credit losses. The new guidance as currently proposed would require significant changes in the way entities disclose this information. Final requirements and timing of adoption are still being deliberated. Management is evaluating the effect this currently proposed guidance will have on the Company's financial statements.

Additional recent accounting pronouncements are discussed where applicable throughout the Notes to Consolidated Financial Statements.

3. MERGER AND ACQUISITION ACTIVITY

Effective January 1, 2009, we adopted new accounting provisions under ASC 805, *Business Combinations*. Among the most significant changes is the elimination of the step acquisition model used with previous accounting. Upon initially obtaining control, the acquirer now recognizes 100% of all acquired assets (including goodwill) and all assumed liabilities regardless of the percentage owned. Certain transaction and restructuring costs must be expensed as incurred. Changes to the acquirer's existing income tax valuation allowances and uncertainty accruals from a business combination must be recognized as an adjustment to current income tax expense and not to goodwill over the subsequent annual period. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value, if the fair value can be determined during the measurement period.

On July, 17, 2009, CB&T acquired the banking operations of the failed Vineyard Bank from the Federal Deposit Insurance Corporation ("FDIC") as receiver. The acquisition consisted of approximately $1.6 billion of assets, including $1.4 billion of loans, $1.5 billion of deposits, and 16 branches mostly located in the Inland Empire area of Southern California. CB&T assumed Vineyard's deposit obligations other than brokered deposits, and purchased most of Vineyard's assets, including all loans. CB&T received approximately $87.5 million in cash from the FDIC and entered into a loss sharing agreement in which the FDIC will bear 80% of the first $465 million of losses on loans and other real estate owned and 95% of any losses above that amount for a period of up to ten years.

On April 17, 2009, NSB acquired the banking operations of the failed Great Basin Bank of Nevada headquartered in Elko, Nevada, from the FDIC as receiver. The acquisition consisted of approximately $212 million of assets, including the entire loan portfolio, $209 million of deposits, and five branches in Northern Nevada. NSB received approximately $17.8 million in cash from the FDIC and entered into a loss sharing agreement in which the FDIC will assume 80% of the first $40 million of losses on loans and other real estate owned and 95% of any losses above that amount for a period of up to ten years.

On February 6, 2009, CB&T acquired the banking operations of the failed Alliance Bank headquartered in Culver City, California from the FDIC as receiver. The acquisition consisted of approximately $1.1 billion of assets, including the entire loan portfolio, $1.0 billion of deposits, and five branches. CB&T received approximately $10 million in cash from the FDIC and entered into a loss sharing agreement in which the FDIC will assume 80% of the first $275 million of credit losses and 95% of any losses above that amount for a period of up to ten years.

As a result of these loss sharing agreements, the acquired loans are presented separately in the Company's balance sheet as "FDIC-supported loans." At the date of acquisition, these loans were recorded at fair value without a corresponding allowance for loan losses. The acquired foreclosed assets of approximately $54.1 million are included with other real estate owned in the balance sheet. Because the fair value of net assets acquired exceeded cost, and taking into consideration the amounts of cash received from the FDIC, we recognized acquisition related gains of $169.2 million.

The following summarizes the carrying value of FDIC-supported loans at December 31, 2009 for (1) acquired loans accounted for under ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, which have evidence of credit deterioration and for which it is probable that not all contractual payments will be collected, and (2) acquired loans without evidence of credit deterioration *(in thousands)*:

	Loans with deterioration	Loans without deterioration	Total
Commercial lending	$ 84,116	481,954	566,070
Commercial real estate	295,685	474,144	769,829
Consumer	8,699	99,996	108,695
Total FDIC-supported loans	$388,500	1,056,094	1,444,594

As of the respective dates of acquisition, the preliminary estimates of the contractually required payments receivable for loans with evidence of credit deterioration were $966.9 million, the cash flows expected to be collected from borrowers were $561.9 million including interest, and the estimated fair value of the acquired loans was $560.0 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which included the effects of estimated prepayments. Because of the estimation process required, certain refinements will likely be made to the above estimates in future reporting periods.

Changes in the carrying amount and accretable yield for loans with evidence of credit deterioration were as follows during 2009 from the respective dates of acquisition *(in thousands)*:

	Net accretable discount	Carrying amount of loans
Fair value of acquired loans at date of acquisition	$1,853	560,045
Payments received, net of advances		(169,678)
Transfers to other real estate owned		(320)
Charge-offs in excess of original loss estimate		(1,499)
Amortization, net	48	(48)
Balance at December 31, 2009	$1,901	388,500

Interest income on nonimpaired loans acquired in a business combination, including FDIC-supported transactions, is recognized based on the acquired loan's contractual cash flows, as described in ASC 310-20, *Nonrefundable Fees and Other Costs.*

The estimated loss reimbursement from FDIC, which represents the estimated amounts due from the FDIC under the loss sharing agreements, amounted to approximately $293.3 million at December 31, 2009 and is included with other assets in the balance sheet. This amount was fair valued using projected cash flows based on credit adjustments for each loan type and the loss sharing reimbursement of 80% or 95%, as appropriate. The timing of the cash flows was adjusted to reflect management's expectations to receive the FDIC reimbursements within the estimated loss period. Discount rates were based on U.S. Treasury rates or the AAA composite yield on investment grade bonds of similar maturity. The amount is adjusted as actual loss experience is developed and estimated losses covered under the loss sharing arrangements are updated. Estimated loan losses, if any, in excess of the amounts recoverable through the loss sharing agreements are reflected as period expenses through the provision for loan losses.

Subsequent to the acquisition, the allowance for loan losses for loans acquired in FDIC-supported transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreements are separately accounted for and thus presented "gross" on the balance sheet). The provision for loan losses is reported net of changes in the amounts recoverable under the loss sharing agreements.

In September 2008, our NSB and NBA subsidiaries acquired from the FDIC the insured deposits and certain assets of the failed Silver State Bank, headquartered in Henderson, Nevada. The acquisition included approximately $737 million of deposits and $66 million of assets. The assets consisted primarily of deposit-secured loans, furniture, fixtures and equipment, and certain branch assets.

4. INVESTMENT SECURITIES

Investment securities are summarized as follows *(in thousands)*:

	December 31, 2009						
		Recognized in OCI[1]			Not recognized in OCI[1]		
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Held-to-maturity							
Municipal securities	$ 606,074	–	–	606,074	8,724	5,451	609,347
Asset-backed securities:							
Trust preferred securities – banks and insurance	264,712	–	25,920	238,792	–	31,115	207,677
Other	30,482	–	5,853	24,629	551	8,848	16,332
Other debt securities	100	–	–	100	–	1	99
	$ 901,368	–	31,773	869,595	9,275	45,415	833,455
Available-for-sale							
U.S. Treasury securities	$ 25,651	493	–	26,144			26,144
U.S. Government agencies and corporations:							
Agency securities	242,609	6,904	114	249,399			249,399
Agency guaranteed mortgage-backed securities	374,118	11,849	692	385,275			385,275
Small Business Administration loan-backed securities	782,385	3,050	17,796	767,639			767,639
Municipal securities	237,057	4,823	386	241,494			241,494
Asset-backed securities:							
Trust preferred securities – banks and insurance	2,022,998	54,449	716,347	1,361,100			1,361,100
Trust preferred securities – real estate investment trusts	56,265	–	32,247	24,018			24,018
Auction rate securities	159,649	321	530	159,440			159,440
Other	127,210	1,355	51,413	77,152			77,152
	4,027,942	83,244	819,525	3,291,661			3,291,661
Other securities:							
Mutual funds and stock	363,958	–	–	363,958			363,958
	$4,391,900	83,244	819,525	3,655,619			3,655,619

	December 31, 2008						
		Recognized in OCI[1]			Not recognized in OCI[1]		
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Held-to-maturity							
Municipal securities	$ 696,653	–	–	696,653	7,661	9,231	695,083
Asset-backed securities:							
Trust preferred securities – banks and insurance	1,187,804	53	184,195	1,003,662	4,380	332,006	676,036
Trust preferred securities – real estate investment trusts	36,013	–	8,671	27,342		6,271	21,071
Other	76,323	48	13,139	63,232	644	12,611	51,265
Other debt securities	100	–	–	100	–	–	100
	$1,996,893	101	206,005	1,790,989	12,685	360,119	1,443,555
Available-for-sale							
U.S. Treasury securities	$ 27,973	1,148	–	29,121			29,121
U.S. Government agencies and corporations:							
Agency securities	323,371	2,813	975	325,209			325,209
Agency guaranteed mortgage-backed securities	406,462	5,308	1,655	410,115			410,115
Small Business Administration loan-backed securities	692,634	35	25,992	666,677			666,677
Municipal securities	177,938	2,312	252	179,998			179,998
Asset-backed securities:							
Trust preferred securities – banks and insurance	806,537	3,457	149,367	660,627			660,627
Trust preferred securities – real estate investment trusts	26,880	–	2,983	23,897			23,897
Other	102,671	–	30,194	72,477			72,477
	2,564,466	15,073	211,418	2,368,121			2,368,121
Other securities:							
Mutual funds and stock	308,134	–	–	308,134			308,134
	$2,872,600	15,073	211,418	2,676,255			2,676,255

[1] *Other comprehensive income*

As part of our ongoing review of the investment securities portfolio, we reassessed the classification of certain asset-backed and trust preferred collateralized debt obligation ("CDO") securities. During 2009, we reclassified a total of $596 million at fair value of held-to-maturity ("HTM") securities to available-for-sale ("AFS"). Unrealized losses added to OCI at the time of these transfers were $126.5 million. The reclassifications were made subsequent to ratings downgrades, as permitted under ASC 320, *Investments – Debt and Equity Securities*. No gain or loss was recognized in the statement of income at the time of reclassification.

The amortized cost and estimated fair value of investment debt securities are shown below as of December 31, 2009 by expected maturity distribution for asset-backed securities and by contractual maturity distribution for other debt securities. Actual maturities may differ from expected or contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties *(in thousands)*:

	Held-to-maturity		Available-for-sale	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due in one year or less	$ 90,482	90,292	422,624	421,717
Due after one year through five years	245,349	244,051	899,076	881,623
Due after five years through ten years	224,121	205,919	595,111	577,283
Due after ten years	341,416	293,193	2,111,131	1,411,038
	$901,368	833,455	4,027,942	3,291,661

The following is a summary of the amount of gross unrealized losses for debt securities and the estimated fair value by length of time the securities have been in an unrealized loss position *(in thousands)*:

	December 31, 2009					
	Less than 12 months		12 months or more		Total	
	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value
Held-to-maturity						
Municipal securities	**$ 1,051**	**40,006**	**4,400**	**28,152**	**5,451**	**68,158**
Asset-backed securities:						
Trust preferred securities – banks and insurance	**–**	**–**	**57,035**	**207,676**	**57,035**	**207,676**
Other	**–**	**–**	**14,701**	**16,332**	**14,701**	**16,332**
Other debt securities	**–**	**–**	**1**	**99**	**1**	**99**
	$ 1,051	**40,006**	**76,137**	**252,259**	**77,188**	**292,265**
Available-for-sale						
U.S. Government agencies and corporations:						
Agency securities	**$ 40**	**5,300**	**74**	**2,231**	**114**	**7,531**
Agency guaranteed mortgage-backed securities	**690**	**44,259**	**2**	**163**	**692**	**44,422**
Small Business Administration loan-backed securities	**2,345**	**60,624**	**15,451**	**506,866**	**17,796**	**567,490**
Municipal securities	**383**	**15,342**	**3**	**676**	**386**	**16,018**
Asset-backed securities:						
Trust preferred securities – banks and insurance	**5,578**	**62,172**	**710,769**	**897,513**	**716,347**	**959,685**
Trust preferred securities – real estate investment trusts	**20,808**	**2,253**	**11,439**	**21,766**	**32,247**	**24,019**
Auction rate securities	**530**	**122,148**	**–**	**–**	**530**	**122,148**
Other	**2,089**	**6,210**	**49,324**	**56,238**	**51,413**	**62,448**
	$32,463	**318,308**	**787,062**	**1,485,453**	**819,525**	**1,803,761**

	December 31, 2008					
	Less than 12 months		12 months or more		Total	
	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value
Held-to-maturity						
Municipal securities	$ 5,121	141,135	4,110	36,207	9,231	177,342
Asset-backed securities:						
Trust preferred securities – banks and insurance	13,991	19,239	502,210	511,103	516,201	530,342
Trust preferred securities – real estate investment trusts	–	–	14,942	21,072	14,942	21,072
Other	7,214	26,621	18,536	20,541	25,750	47,162
	$26,326	186,995	539,798	588,923	566,124	775,918
Available-for-sale						
U.S. Government agencies and corporations:						
Agency securities	$ 191	41,950	784	60,725	975	102,675
Agency guaranteed mortgage-backed securities	1,336	103,721	319	32,960	1,655	136,681
Small Business Administration loan-backed securities	2,523	170,443	23,469	483,628	25,992	654,071
Municipal securities	224	16,303	28	2,286	252	18,589
Asset-backed securities:						
Trust preferred securities – banks and insurance	27,378	114,721	121,989	454,094	149,367	568,815
Trust preferred securities – real estate investment trusts	2,983	10,783	–	–	2,983	10,783
Other	24,050	40,337	6,144	20,750	30,194	61,087
	$58,685	498,258	152,733	1,054,443	211,418	1,552,701

We conduct a formal review of investment securities on a quarterly basis for the presence of other-than-temporary impairment ("OTTI"). Our review was made under ASC 320, which includes new guidance that we adopted effective January 1, 2009. We assess whether OTTI is present when the fair value of a debt security is less than its amortized cost basis at the balance sheet date. Under these circumstances, OTTI is considered to have occurred (1) if we intend to sell the security; (2) if it is "more likely than not" we will be required to sell the security before recovery of its amortized cost basis; or (3) if the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. The "more likely than not" criteria is a lower threshold than the "probable" criteria used under previous guidance.

The new guidance requires that credit-related OTTI is recognized in earnings while noncredit-related OTTI on securities not expected to be sold is recognized in OCI. Noncredit-related OTTI is based on other factors, including illiquidity. Presentation of OTTI is made in the statement of income on a gross basis with an offset for the amount of OTTI recognized in OCI. For securities classified as HTM, the amount of OTTI recognized in OCI is accreted to the credit-adjusted expected cash flow amounts of the securities over future periods. Noncredit-related OTTI recognized in earnings previous to January 1, 2009 is reclassified from retained earnings to accumulated OCI as a cumulative effect adjustment.

Our OTTI evaluation process also takes into consideration current market conditions, fair value in relationship to cost, extent and nature of change in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, all available information relevant to the collectibility of debt securities, our ability and intent to hold investments until a recovery of amortized cost, which may be maturity, and other factors, when evaluating for the existence of OTTI in our securities portfolio. Additionally, under ASC 325-40, *Beneficial Interests in Securitized Financial Assets*, OTTI is recognized as a realized loss through earnings when there has been an adverse change in the holder's expected cash flows such that it is "probable" that the full amount will not be received. This is a change from previous guidance that a holder's best estimate of cash flows should be based upon those that "a market participant" would use.

For all AFS security types discussed below where we believe that no OTTI exists at December 31, 2009, we first applied the criteria required in the new guidance in that we do not intend to sell the securities and it is not more likely than not that we will be required to sell the securities before recovery of their amortized cost basis.

Municipal securities

The HTM securities are purchased directly from the municipalities and are generally not rated by a credit rating agency. The AFS securities are rated as investment grade by various credit rating agencies. Both the HTM and AFS securities are at fixed and variable rates with maturities from one to 25 years. Fair values of these securities are highly driven by interest rates. We perform credit quality reviews on these securities at each reporting period. Because the decline in fair value is not attributable to credit quality, we believe that no OTTI exists for these securities at December 31, 2009.

Asset-backed securities

Trust preferred securities – banks and insurance: These CDO securities are variable rate pools of trust preferred securities related to banks and insurance companies. They are rated by one or more Nationally Recognized Statistical Rating Organizations ("NRSROs") which are rating agencies registered with the SEC. They were purchased generally at par. Unrealized losses were caused mainly by the following factors: (1) collateral deterioration due to bank failures and credit concerns across the banking sector; (2) widening of credit spreads for asset-backed securities; and (3) general illiquidity in the market for CDOs. Our ongoing review of these securities in accordance with the previous discussion and our policy in Note 1 determined that OTTI should be recorded on certain of these securities.

Trust preferred securities – real estate investment trusts ("REIT"): These CDO securities are variable rate pools of trust preferred securities primarily related to real estate investment trusts, and are rated by one or more NRSROs. They were purchased generally at par. Unrealized losses were caused mainly by severe deterioration in mortgage REITs and homebuilder credit in addition to the same factors previously discussed for banks and insurance CDOs. Our ongoing review of these securities in accordance with the previous discussion and our policy in Note 1 determined that OTTI should be recorded on certain of these securities.

Auction rate securities: These debt instruments primarily relate to auction market preferred stock and certain corporate and municipal bonds for which the interest rate was determined through an auction process. Due to the failure of these auctions and attendant illiquidity of the securities, the Company voluntarily purchased these securities at par and recorded them at fair value. They had previously been sold to customers by certain Company subsidiaries. Adjustments to fair value when purchased from customers were included in valuation losses on securities purchased. Because subsequent declines in fair value were not attributable to credit quality, we believe that no OTTI exists for these securities at December 31, 2009.

Other asset-backed securities: The majority of these CDO securities were purchased from Lockhart Funding LLC ("Lockhart") at their carrying values and were adjusted to fair value. Certain of these CDOs consist of structured asset-backed CDOs ("ABS CDOs") (also known as diversified structured finance CDOs). Our ongoing review of these securities in accordance with the previous discussion and our policy in Note 1 determined that OTTI should be recorded on certain of these securities.

U.S. Government agencies and corporations

Agency securities: These securities consist of discount notes and medium term notes issued by the Federal Agricultural Mortgage Corporation ("FAMC"), Federal Home Loan Bank ("FHLB"), Federal Farm Credit Bank, Federal Home Loan Mortgage Corporation ("FHLMC"), and Federal National Mortgage

Association ("FNMA"). These securities are fixed rate and were purchased at premiums or discounts. They have maturity dates from one to 30 years and have contractual cash flows guaranteed by agencies of the U.S. Government. The U.S. Government has provided substantial liquidity to FNMA and FHLMC to bolster their creditworthiness. Because the decline in fair value is not attributable to credit quality, we believe that no OTTI exists for these securities at December 31, 2009.

Agency guaranteed mortgage-backed securities: These securities are comprised largely of fixed and variable rate residential and agricultural mortgage-backed securities issued by the Government National Mortgage Association ("GNMA"), FNMA, FAMC, or FHLMC. They have maturity dates from one to 30 years and have contractual cash flows guaranteed by agencies of the U.S. Government. The U.S. Government has provided substantial liquidity to both FNMA and FHLMC to bolster their creditworthiness. Because the decline in fair value is not attributable to credit quality, we believe that no OTTI exists for these securities at December 31, 2009.

Small Business Administration ("SBA") loan-backed securities: These securities were generally purchased at premiums with maturities from five to 25 years and have principal cash flows guaranteed by the SBA. Because the decline in fair value is not attributable to credit quality, we believe that no OTTI exists for these securities at December 31, 2009.

The following is a tabular rollforward of the total amount of credit-related OTTI, including amounts recognized in earnings during 2009 *(in thousands)*:

	HTM	AFS	Total
Balance of credit-related OTTI at beginning of year	$(1,905)	(100,194)	(102,099)
Additions recognized in earnings during the year:			
Credit-related OTTI not previously recognized	(682)	(117,069)	(117,751)
Credit-related OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	(2,619)	(160,093)	(162,712)
Subtotal of amounts recognized in earnings	(3,301)	(277,162)	(280,463)
Reductions for securities sold during the year	–	108,105	108,105
Balance of credit-related OTTI at end of year	$(5,206)	(269,251)	(274,457)

To determine the credit component of OTTI for all security types, we utilize projected cash flows as the best estimate of fair value. These cash flows are credit adjusted using, among other things, assumptions for default probability assigned to each portion of performing collateral. The credit adjusted cash flows are discounted at a security specific coupon rate to identify any OTTI, and then at a market rate for valuation purposes.

Noncredit-related OTTI of $289.4 million ($174.2 million after-tax) on securities not expected to be sold, and for which it is not more likely than not that we will be required to sell the securities before recovery of their amortized cost basis, was recognized in OCI during 2009. Of this amount, $288.8 million related to AFS securities and $0.6 million related to HTM securities. As of January 1, 2009, we reclassified $137.5 million after-tax as a cumulative effect adjustment for the noncredit-related portion of OTTI losses previously recognized in earnings.

At December 31, 2009 and 2008, respectively, 131 and 632 HTM and 717 and 739 AFS investment securities were in an unrealized loss position.

The following summarizes gains and losses, including OTTI, that were recognized in the statement of income *(in thousands)*:

	2009		2008		2007	
	Gross gains	**Gross losses**	**Gross gains**	**Gross losses**	**Gross gains**	**Gross losses**
Investment securities:						
Held-to-maturity	**$ –**	**3,301**	–	208,515	–	–
Available-for-sale	**9,976**	**499,970**	4,565	110,244	6,564	159,498
Other noninterest-bearing investments						
Securities held by consolidated SBICs	**3,613**	**6,320**	10,554	18,907	20,126	4,736
Other	**1,306**	**3,530**	20,079	13,002	413	339
	14,895	**513,121**	35,198	350,668	27,103	164,573
Net gains (losses)		**$(498,226)**		(315,470)		(137,470)
Statement of income information:						
Net impairment losses on investment securities		**$(280,463)**		(304,040)		(108,624)
Valuation losses on securities purchased		**(212,092)**		(13,072)		(49,584)
		(492,555)		(317,112)		(158,208)
Equity securities gains (losses), net		**(1,825)**		793		17,719
Fixed income securities gains (losses), net		**(3,846)**		849		3,019
Net gains (losses)		**$(498,226)**		(315,470)		(137,470)

Valuation losses on securities purchased primarily relate to purchases by Zions Bank from Lockhart and are discussed further in Note 6. Included in the 2009 amount is $24.2 million that was incurred when we voluntarily purchased all of the $255.3 million of auction rate securities previously sold to customers by certain Company subsidiaries.

Securities with a carrying value of $1.8 billion at both December 31, 2009 and 2008 were pledged to secure public and trust deposits, advances, and for other purposes as required by law. Securities are also pledged as collateral for security repurchase agreements.

On October 15, 2009, we were informed of outstanding offers from a hedge fund to the preferred shareholders ("equity holders") of four CDOs in which the Company held senior debt. The offers sought to induce the equity holders, in exchange for payments to be made outside of the CDO, to approve sales to the hedge fund of substantial amounts of performing collateral at deeply discounted prices. Such sales, if consummated, would be detrimental to the interests of the more senior tranches of the CDO.

We subsequently learned that the equity holders in one of the CDOs agreed to the proposed offer from the hedge fund and that the other three offers were rejected. Our exposure to securities issued by the sole CDO with the accepted offer was $6.6 million of carrying value at December 31, 2009. Our remaining exposure could be materially adversely affected if the sale of the performing collateral at significant discounts to fair value were to be permitted.

The trustee has not commenced to sell the collateral and has filed an action in the United States District Court for the Southern District of New York seeking that the court order the interested parties to interplead and settle all claims relating to the collateral. Legal counsel has advised us and other bondholders in the CDO that we have a substantial legal basis to block any such sales.

We do not expect that the ultimate judicial determination will permit the proposed sales, which would be in contravention to the seniority concepts within the CDO. We have not found that sufficient information was available to market participants at either the balance sheet date or filing date of the accompanying financial statements to support the expectation of an adverse outcome. As a result, we have not adjusted the projected cash flows at December 31, 2009 of the exposed CDO.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows at December 31 *(in thousands)*:

	2009	2008
Commercial lending:		
Commercial and industrial	**$ 9,921,730**	11,447,370
Leasing	**466,492**	431,139
Owner occupied	**8,751,983**	8,742,809
Total commercial lending	**19,140,205**	20,621,318
Commercial real estate:		
Construction and land development	**5,551,963**	7,515,584
Term	**7,255,124**	6,196,165
Total commercial real estate	**12,807,087**	13,711,749
Consumer:		
Home equity credit line	**2,135,172**	2,004,631
1-4 family residential	**3,642,403**	3,876,964
Construction and other consumer real estate	**459,039**	774,158
Bankcard and other revolving plans	**340,428**	373,972
Other	**292,455**	385,032
Total consumer	**6,869,497**	7,414,757
Foreign loans	**65,294**	43,413
FDIC-supported loans	**1,444,594**	–
Total loans	**$40,326,677**	41,791,237

FDIC-supported loans are loans acquired during 2009 that are supported by the FDIC under loss sharing agreements. See further discussion in Note 3.

Owner occupied and commercial real estate loans included unamortized premium of approximately $117.6 million and $155.1 million at December 31, 2009 and 2008, respectively.

As of December 31, 2009 and 2008, loans with a carrying value of $9.3 billion and $9.4 billion, respectively, were included as blanket pledges of security for FHLB advances. Actual FHLB advances against these pledges were $16 million and $128 million at December 31, 2009 and 2008, respectively.

We sold loans totaling $1,934 million in 2009, $950 million in 2008, and $1,125 million in 2007 that were previously classified as held for sale. Income from loans sold, excluding servicing, was $11.2 million in 2009, $9.7 million in 2008, and $24.2 million in 2007. These income amounts include loans held for sale and loan securitizations, and exclude impairment losses on retained interests from loan securitizations.

Changes in the allowance for loan losses are summarized as follows *(in thousands)*:

	2009	2008	2007
Balance at beginning of year	**$ 686,999**	459,376	365,150
Allowance of companies acquired	**–**	–	7,639
Allowance associated with purchased securitized loans	**–**	1,756	–
Allowance of loans and leases sold	**–**	(804)	(2,034)
Additions:			
Provision for loan losses	**2,016,927**	648,269	152,210
Charge-offs recoverable from FDIC	**2,303**	–	–
Recoveries	**80,755**	21,026	15,095
Deductions:			
Charge-offs	**(1,255,652)**	(414,687)	(78,684)
Reclassification to reserve for unfunded lending commitments	**–**	(27,937)	–
Balance at end of year	**$ 1,531,332**	686,999	459,376

The reclassification in 2008 reflects a refinement in the reserving process to include in the reserve for unfunded lending commitments the reserves for all unfunded lending commitments, including unfunded portions of partially funded credits previously reserved for as part of the allowance for loan losses. The reserve is included in other liabilities in the balance sheet and was increased by this reclassification. The amount of this reserve was $116.4 million and $50.9 million at December 31, 2009 and 2008, respectively.

Nonaccrual loans were $2,023 million (excluding $356 million of FDIC-supported loans) and $946 million at December 31, 2009 and 2008, respectively. Loans past due 90 days or more as to interest or principal and still accruing interest were $107 million (excluding $56 million of FDIC-supported loans) and $130 million at December 31, 2009 and 2008, respectively.

Our recorded investment in impaired loans was $1,925 million and $770 million at December 31, 2009 and 2008, respectively. Impaired loans of $435 million and $306 million at December 31, 2009 and 2008 required an allowance of $105 million and $52 million, respectively, which is included in the allowance for loan losses. Interest collected on impaired loans and included in interest income was $4.0 million in 2009, $4.7 million in 2008, and $1.9 million in 2007. The average recorded investment in impaired loans was $1,374 million in 2009, $499 million in 2008, and $135 million in 2007.

Concentrations of credit risk from financial instruments (whether on- or off-balance sheet) occur when groups of customers or counterparties have similar economic characteristics and are similarly affected by changes in economic or other conditions. Credit risk includes the loss that would be recognized subsequent to the reporting date if counterparties failed to perform as contracted. We have no significant exposure to any individual borrower. See Note 7 for a discussion of counterparty risk associated with the Company's derivative transactions.

Most of our business activity is with customers located in the states of Utah, California, Texas, Arizona, Nevada, Colorado, Idaho, and Washington. The commercial loan portfolio is well diversified, consisting of nine major industry classification groupings based on codes under the North American Industry Classification System. As of December 31, 2009, the larger concentrations of risk were in the commercial, real estate, and construction portfolios. See discussion in Note 18 regarding commitments to extend additional credit.

6. ASSET SECURITIZATIONS AND OFF-BALANCE SHEET ARRANGEMENT

Effective June 5, 2009, Zions Bank fully consolidated Lockhart, which previously functioned as an off-balance sheet qualifying special-purpose entity ("QSPE") securities conduit. As of September 30, 2009, Lockhart was legally terminated. Prior to this consolidation, Zions Bank purchased securities at book value from Lockhart amounting to $678 million in 2009, $1,145 million in 2008, and $895 million during the fourth quarter of 2007. Valuation losses resulting from these purchases were $187.9 million in 2009, $13.1 million in 2008, and $49.6 million in 2007. Valuation losses were also incurred in 2009 when we purchased auction rate securities, as discussed in Note 4. The purchases of securities from Lockhart were made due to investment downgrades as required under a liquidity agreement between Zions Bank and Lockhart, and due to the inability of Lockhart to issue a sufficient amount of commercial paper.

The securities purchased in 2008 included $987 million which comprised the entire remaining small business loan securitizations created by Zions Bank and held by Lockhart. Upon dissolution of the securitization trusts (including a total of $170 million of related securities owned by the Parent), Zions Bank recorded $1,180 million of loans on its balance sheet including $23 million of premium. See further discussion of this premium in Note 21.

Income recognized from previous loan securitizations, excluding servicing fees, was $2.3 million in 2007.

Certain cash flows between Zions Bank and the securitization structures were as follows *(in millions)*:

	2008	2007
Purchases of loans previously securitized	$(1,180)	–
Servicing fees received	6	17
Other cash flows received on retained interests[1]	317	84
Total	$ (857)	101

[1] *Represents total cash flows received from retained interests other than servicing fees. Other cash flows include cash from interest-only strips and cash above the minimum required level in cash collateral accounts.*

Interest income recognized in accordance with ASC 325-40, *Beneficial Interests in Securitized Financial Assets*, on the retained interests up to the time of their purchase was $0.6 million in 2008 and $10.6 million in 2007. These amounts did not include interest income on revolving securitizations which were accounted for similar to trading securities.

Based on adjustments to assumptions for prepayment speeds, discount rates, and expected credit losses, as required by ASC 325-40, Zions Bank recorded impairment losses totaling $12.6 million in 2007 on the value of the retained interests from certain small business loan securitizations.

Servicing fee income on all securitizations was $6.1 million in 2008 and $17.2 million in 2007. All amounts of interest income, impairment losses, and servicing fee income are included in loan sales and servicing income in the statement of income.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140* (subsequently codified by ASU 2009-16 and included in ASC 860, *Transfers and Servicing*). This new accounting guidance becomes effective January 1, 2010. Among other things, it modifies the accounting for transfers of financial assets and removes the concept of a QSPE. Since Lockhart, as the Company's only QSPE that was funded with commercial paper, was dissolved in 2009, management does not expect this new accounting guidance, upon adoption, to have any impact on the Company's financial statements.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

ASC 815, *Derivatives and Hedging*, includes new guidance that we adopted January 1, 2009 regarding the disclosure of information about derivatives. Greater transparency is required in disclosing the objectives for their use, the volume of derivative activity, tabular disclosure of financial statement amounts, and any credit-risk-related features. The new disclosure requirements were not significantly different from the Company's previous annual disclosures.

We record all derivatives on the balance sheet at fair value. See Note 21 for a discussion of the determination of fair value for derivatives. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative are recognized in earnings together with changes in the fair value of the related hedged item. The net amount, if any, representing hedge ineffectiveness, is reflected in earnings. At December 31, 2009, the Company had no fair value hedges, as discussed subsequently.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative are recorded in OCI and recognized in earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of cash flow hedges is recognized directly in earnings.

We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows on the derivative hedging instrument with the changes in fair value or cash flows on the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

Our objective in using derivatives is to add stability to interest income or expense, to modify the duration of specific assets or liabilities as we consider advisable, to manage exposure to interest rate movements or other identified risks, and to directly offset derivatives sold to our customers. To accomplish this objective, we use interest rate swaps and floors as part of our cash flow hedging strategy. These derivatives are used to hedge the variable cash flows associated with designated commercial loans.

In previous years, we used fair value hedges to manage interest rate exposure to certain long-term debt. During the first quarter of 2009, we terminated all fair value hedges. After significant declines in short-term interest rates, we believed it was highly unlikely that short-term rates would go significantly lower. By terminating the swaps, we locked in a substantial gain due to the increase in their fair value and we increased our flexibility to exchange or modify the now unhedged subordinated debt. As discussed further in Note 13, the subordinated debt was modified beginning in the second quarter of 2009 and certain amounts were exchanged and/or converted during the remainder of 2009. As of December 31, 2009, no derivatives were designated for hedges of investments in foreign operations.

Exposure to credit risk arises from the possibility of nonperformance by counterparties. These counterparties primarily consist of financial institutions that are well established and well capitalized. We control this credit risk through credit approvals, limits, pledges of collateral, and monitoring procedures. No losses on derivative instruments have occurred as a result of counterparty nonperformance. Nevertheless, the related credit risk is considered and measured when and where appropriate. We have no exposure to credit default swaps.

Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed-rate amounts in exchange for variable-rate payments over the life of the agreements without exchange of the underlying principal amount. Derivatives not designated as accounting hedges, including basis swap agreements, are not speculative and are used to economically manage our exposure to interest rate movements and other identified risks, but do not meet the strict hedge accounting requirements.

Selected information with respect to notional amounts and recorded gross fair values at December 31, 2009 and 2008, and the related gain (loss) of derivative instruments for 2009 and 2008 is summarized as follows *(in thousands)*:

	December 31, 2009			Year Ended December 31, 2009 — Amount of derivative gain (loss) recognized/reclassified				December 31, 2008			Year Ended December 31, 2008 — Amount of derivative gain (loss) recognized/reclassified			
		Fair value							Fair value					
	Notional amount	Other assets	Other liabilities	OCI	Reclassified from AOCI to interest income	Noninterest income	Offset to interest expense	Notional amount	Other assets	Other liabilities	OCI	Reclassified from AOCI to interest income	Noninterest income	Offset to interest expense
Derivatives designated as hedging instruments														
Asset derivatives														
Cash flow hedges[1]:														
Interest rate swaps	$ 865,000	52,539	–	11,457	112,847			2,405,000	237,912	–	270,223	67,134		
Interest rate floors	170,000	4,249	–	3,016	5,550			255,000	8,106	–	9,735	392		
Terminated swaps and floors						104,706							(1,664)	
	1,035,000	56,788	–	14,473	118,397	104,706[3]		2,660,000	246,018	–	279,958	67,526	(1,664)[3]	
Liability derivatives														
Fair value hedges:														
Long-term debt							26,170	1,400,000	235,704	–				35,074
Total derivatives designated as hedging instruments	1,035,000	56,788	–	14,473	118,397	104,706	26,170	4,060,000	481,722	–	279,958	67,526	(1,664)	35,074
Derivatives not designated as hedging instruments														
Interest rate swaps	210,354	3,966	4,011			(983)		266,726	6,375	6,093			(18,984)	
Interest rate swaps for customers[2]	3,234,378	69,008	69,382			7,585		2,739,173	104,100	107,270			2,436	
Energy commodity swaps for customers[2]	125,895	12,483	12,194			600		645,417	50,063	50,065			390	
Basis swaps	505,000	131	53			8,014		1,795,000	–	14,693			(18,332)	
Futures contracts	4,386,000	–	–			508		299,000	–	–			527	
Total derivatives not designated as hedging instruments	8,461,627	85,588	85,640			15,724		5,745,316	160,538	178,121			(33,963)	
Total derivatives	$9,496,627	142,376	85,640	14,473	118,397	120,430	26,170	9,805,316	642,260	178,121	279,958	67,526	(35,627)	35,074

[1] *Amounts recognized in OCI and reclassified from accumulated OCI ("AOCI") represent the effective portion of the derivative gain (loss).*

[2] *Amounts include both the customer swaps and the offsetting derivative contracts.*

[3] *Amounts for 2009 and 2008 of $104,706 and $(1,664), respectively, which reflect the acceleration of OCI amounts reclassified to income that related to previously terminated hedges, together with the reclassification amounts of $118,397 and $67,526, or a total of $223,103 and $65,862, are the amounts of reclassification included in the changes in OCI presented in Note 14.*

At December 31, 2009, the fair values of derivative assets and liabilities were reduced by net credit valuation adjustments of $2.0 million and $1.6 million, respectively. These adjustments are required to reflect both our own nonperformance risk and the respective counterparty's nonperformance risk.

Fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) have been offset against recognized fair value amounts of derivatives executed with the same counterparty under a master netting arrangement. At December 31, 2009 and 2008, cash collateral was used to reduce recorded amounts of derivative assets by $8 million and $247 million and derivative liabilities by $14 million and $2 million, respectively.

Interest rate swaps and energy commodity swaps for customers are offered to assist customers in managing their exposure to fluctuating interest rates and energy prices. Upon issuance, all of these customer swaps are immediately "hedged" by offsetting derivative contracts, such that the Company minimizes its net risk exposure resulting from such transactions. Fee income from customer swaps is included in other service charges, commissions and fees. As with other derivative instruments, we have credit risk for any nonperformance by counterparties.

Futures contracts are primarily highly liquid exchange-traded federal funds futures contracts that are traded to manage interest rate risk on certain CDO securities. These identified mixed straddle trades are executed to convert three- and six-month fixed cash flows into cash flows that vary with daily fluctuations in interest rates. These transactions are cash settled daily.

The remaining balances of any derivative instruments terminated prior to maturity, including amounts in AOCI for swap hedges, are accreted or amortized generally on a straight-line basis to interest income or expense over the period to their previously stated maturity dates. During 2009, the Company recognized a gain when certain debt was modified. See discussion in Note 13.

Amounts in AOCI are reclassified to interest income as interest is earned on variable rate loans and as amounts for terminated hedges are accreted or amortized to earnings. For 2010, we estimate that an additional $70 million of gains and accretion/amortization will be reclassified.

8. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31 *(in thousands)*:

	2009	2008
Land	**$ 185,806**	181,849
Buildings	**445,632**	412,026
Furniture and equipment	**586,648**	574,162
Leasehold improvements	**115,096**	117,432
Total	**1,333,182**	1,285,469
Less accumulated depreciation and amortization	**622,648**	598,373
Net book value	**$ 710,534**	687,096

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Core deposit and other intangible assets and related accumulated amortization are as follows at December 31 *(in thousands)*:

	Gross carrying amount		Accumulated amortization		Net carrying amount	
	2009	2008	2009	2008	2009	2008
Core deposit intangibles	**$225,766**	226,700	**(123,618)**	(119,650)	**102,148**	107,050
Customer relationships and other intangibles	**33,974**	52,350	**(22,706)**	(33,465)	**11,268**	18,885
	$259,740	279,050	**(146,324)**	(153,115)	**113,416**	125,935

The amount of amortization expense of core deposit and other intangible assets is separately reflected in the statement of income. In 2009, this amortization expense included approximately $2.6 million for the impairment of certain amounts for customer relationships and other intangibles.

Estimated amortization expense for core deposit and other intangible assets is as follows for the five years succeeding December 31, 2009 *(in thousands)*:

2010	$25,517
2011	20,014
2012	16,962
2013	14,553
2014	11,105

Changes in the carrying amount of goodwill by operating segment are as follows *(in thousands)*:

	Zions Bank	CB&T	Amegy	NBA	NSB	Vectra	Other	Consolidated Company
Balance as of December 31, 2007	$21,738	379,024	1,249,066	168,525	21,051	151,465	18,644	2,009,513
Goodwill of subsidiary transferred	(2,224)						2,224	–
Purchase accounting adjustments				45				45
Impairment losses				(168,570)	(21,051)	(151,465)	(12,718)	(353,804)
Tax benefit realized from share-based awards converted in acquisition			(120)					(120)
Goodwill reclassified			4				(4,261)	(4,257)
Balance as of December 31, 2008	19,514	379,024	1,248,950	–	–	–	3,889	1,651,377
Impairment losses			**(633,327)**				**(2,889)**	**(636,216)**
Balance as of December 31, 2009	**$19,514**	**379,024**	**615,623**	–	–	–	**1,000**	**1,015,161**

In 2008, the transfer of $2.2 million of goodwill resulted when the Parent acquired Welman from Zions Bank. The $4.3 million reclassification of goodwill from the other segment related to the release of the valuation allowance established for the acquired P5 net operating loss carryforwards, as further discussed in Note 15. In 2009, impairment losses of $2.9 million related primarily to Welman.

The impairment losses reflect our Company-wide annual impairment testing conducted as of October 1 of each year and updated on a more frequent basis when events or circumstances indicate that impairment could have taken place. The Amegy goodwill impairment resulted from an evaluation performed for Amegy and CB&T effective February 28, 2009 due to the Company's performance deterioration and declines in bank market values from December 31, 2008.

The amount of the impairment losses was determined based on the calculation process specified in ASC 350, *Intangibles – Goodwill and Other*, which compares carrying value to the estimated fair values of assets and liabilities. These fair values were estimated with the assistance of independent valuation consultants utilizing the provisions of ASC 820. The estimation process took into account both market value and transaction value approaches including management estimates of projected discounted cash flow. Where applicable, we used recent market valuations and transactions from banks similar in size, operations and geography to our subsidiary banks. The analysis took into account the continued market deterioration and weaker economic outlook for the applicable states.

10. DEPOSITS

At December 31, 2009, the scheduled maturities of all time deposits were as follows *(in thousands)*:

2010	$5,101,424
2011	445,709
2012	139,970
2013	114,438
2014	87,385
Thereafter	2,407
	$5,891,333

At December 31, 2009, the contractual maturities of domestic time deposits with a denomination of $100,000 and over were as follows: $1,163 million in 3 months or less, $662 million over 3 months through 6 months, $930 million over 6 months through 12 months, and $362 million over 12 months.

Domestic time deposits $100,000 and over were $3.1 billion and $4.8 billion at December 31, 2009 and 2008, respectively. Foreign time deposits $100,000 and over were $276 million and $504 million at December 31, 2009 and 2008, respectively.

Deposit overdrafts reclassified as loan balances were $19 million and $39 million at December 31, 2009 and 2008, respectively.

11. SHORT-TERM BORROWINGS

Selected information for certain short-term borrowings is as follows *(in thousands)*:

	2009	2008	2007
Federal funds purchased:			
Average amount outstanding	**$1,290,140**	1,768,782	2,166,652
Weighted average rate	**0.30%**	2.20%	5.06%
Highest month-end balance	**$1,659,303**	2,379,055	2,865,076
Year-end balance	**208,669**	965,835	2,463,460
Weighted average rate on outstandings at year-end	**0.21%**	0.33%	3.84%
Security repurchase agreements:			
Average amount outstanding	**$ 632,756**	964,801	1,044,465
Weighted average rate	**0.30%**	1.50%	3.73%
Highest month-end balance	**$ 784,182**	1,218,507	1,298,112
Year-end balance	**577,346**	899,751	1,298,112
Weighted average rate on outstandings at year-end	**0.16%**	0.41%	3.07%

These short-term borrowings generally mature in less than 30 days. Our participation in security repurchase agreements is on an overnight or term basis. Certain overnight agreements are performed with sweep accounts in conjunction with a master repurchase agreement. In this case, securities under our control are pledged for and interest is paid on the collected balance of the customers' accounts. For term repurchase agreements, securities are transferred to the applicable counterparty. The counterparty, in certain instances, is contractually entitled to sell or repledge securities accepted as collateral. As of December 31, 2009, overnight security repurchase agreements were $546 million and term security repurchase agreements were $31 million.

Other borrowings one year or less are summarized as follows at December 31 *(in thousands)*:

	2009	2008
Senior medium-term notes, 5.35% - 5.50%	**$117,134**	235,489
Federal Reserve auction borrowings	**–**	1,800,000
Other	**3,055**	4,364
	$120,189	2,039,853

The unsecured senior medium term notes mature at various dates through December 2010 (see also Note 13).

The Company's subsidiary banks may borrow from the FHLB under their lines of credit that are secured under blanket pledge arrangements. The subsidiary banks maintain unencumbered collateral with carrying amounts adjusted for the types of collateral pledged, equal to at least 100% of the outstanding advances. At December 31, 2009, the amount available for FHLB advances was approximately $8.6 billion. An additional $423 million could be borrowed upon the pledging of additional available collateral.

Our subsidiary banks borrow from the Federal Reserve through the Term Auction Facility. Amounts that can be borrowed are based upon the amount of collateral pledged to a Federal Reserve Bank. At December 31, 2009, the amount available for additional Federal Reserve borrowings was approximately $3.8 billion. An additional $234 million could be borrowed upon the pledging of additional available collateral.

12. FEDERAL HOME LOAN BANK LONG-TERM ADVANCES

FHLB long-term advances over one year are as follows at December 31 *(in thousands)*:

	2009	2008
FHLB long-term advances, 2.81% - 6.98%	**$15,722**	128,253

The weighted average interest rate on FHLB advances outstanding was 5.0% and 5.6% at December 31, 2009 and 2008, respectively.

Interest expense on FHLB advances and other borrowings over one year was $2.7 million in 2009, $7.4 million in 2008, and $7.5 million in 2007.

Maturities of FHLB advances with original maturities over one year are as follows at December 31, 2009 *(in thousands)*:

2014	$ 80
Thereafter	15,642
	$15,722

13. LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows *(in thousands)*:

	2009	2008
Junior subordinated debentures related to trust preferred securities	**$ 461,858**	461,888
Convertible subordinated notes	**530,186**	–
Subordinated notes	**288,394**	1,706,603
Senior medium-term notes	**736,309**	324,125
Capital lease obligations and other	**473**	752
	$2,017,220	2,493,368

The preceding amounts represent the par value of the debt adjusted for any unamortized premium or discount or other basis adjustments including the value of associated hedges.

Junior subordinated debentures related to trust preferred securities primarily include Zions Capital Trust B ("ZCTB"), Amegy Statutory Trusts I, II and III ("Amegy Trust I, II or III"), and Stockmen's Statutory Trusts II and III ("Stockmen's Trust II or III") as follows at December 31, 2009 *(in thousands)*:

	Balance	Interest rate	Maturity
ZCTB	$293,815	8.00%	Sep 2032
Amegy Trust I	51,547	3mL+2.85%[1] (3.10%)	Dec 2033
Amegy Trust II	36,083	3mL+1.90%[1] (2.18%)	Oct 2034
Amegy Trust III	61,856	3mL+1.78%[1] (2.03%)	Dec 2034
Stockmen's Trust II	7,732	3mL+3.15%[1] (3.40%)	Mar 2033
Stockmen's Trust III	7,732	3mL+2.89%[1] (3.14%)	Mar 2034
Intercontinental Statutory Trust I	3,093	3mL+2.85%[1] (3.10%)	Mar 2034
	$461,858		

[1] *Designation of "3mL" is three-month LIBOR (London Interbank Offer Rate); effective interest rate at the beginning of the accrual period commencing on or before December 31, 2009 is shown in parenthesis.*

The junior subordinated debentures are issued by the Company and relate to a corresponding series of trust preferred security obligations issued by the trusts. The trust obligations are in the form of capital securities subject to mandatory redemption upon repayment of the junior subordinated debentures by the Company. The sole assets of the trusts are the junior subordinated debentures.

Interest distributions are made quarterly at the same rates earned by the trusts on the junior subordinated debentures; however, we may defer the payment of interest on the junior subordinated debentures. Early redemption is currently possible on all of the debentures and requires the approval of banking regulators. The debentures for ZCTB are direct and unsecured obligations of the Company and are subordinate to other indebtedness and general creditors. The debentures for Amegy Trust I, II and III are direct and unsecured obligations of Amegy and are subordinate to other indebtedness and general creditors. The debentures for Stockmen's Trust II and III are unsecured obligations assumed by the Company in connection with the acquisition of Stockmen's by NBA. The Company has unconditionally guaranteed the obligations of ZCTB with respect to its trust preferred securities to the extent set forth in the applicable guarantee agreement. Amegy has unconditionally guaranteed the obligations of Amegy Trust I, II and III with respect to their respective series of trust preferred securities to the extent set forth in the applicable guarantee agreements.

Subordinated notes consist of the following at December 31, 2009 *(in thousands)*:

	Convertible subordinated notes		Subordinated notes		
Interest rate	Balance	Par amount	Balance	Par amount	Maturity
5.65%	$122,079	261,674	38,814	34,680	May 2014
6.00%	187,344	408,419	90,799	80,445	Sep 2015
5.50%	220,763	476,333	83,781	75,010	Nov 2015
3mL+1.25%[1] (1.56%)			75,000	75,000	Sep 2014
	$530,186	1,146,426	288,394	265,135	

[1] *Designation of "3mL" is three-month LIBOR; effective interest rate at the beginning of the accrual period commencing on or before December 31, 2009 is shown in parenthesis.*

These notes are unsecured and are not redeemable prior to maturity. Interest is payable semiannually.

During June 2009, we exchanged approximately $0.2 billion par value of the subordinated notes for new notes with the same terms. The remaining $1.2 billion par value of the subordinated notes was modified to permit conversion on a par-for-par basis into either the Company's Series A or Series C preferred stock. The carrying value of the subordinated notes included associated terminated fair value hedges. In December 2009, we modified an additional $40 million of subordinated debt in a manner similar to the previous subordinated debt modification. Holders of the convertible subordinated debt are allowed to convert on the interest payment dates of the debt. Net of issuance costs and debt discount on the previous debt, the total pretax gain recognized in the statement of income from these subordinated debt modifications was $508.9 million. The gain was calculated as the difference between the fair value of the modified convertible subordinated notes and the carrying value of the extinguished debt on the transaction dates.

In connection with these subordinated debt modifications, we also recorded the intrinsic value of the beneficial conversion feature directly in common stock, as discussed in Note 14.

The debt discount recorded in connection with the subordinated debt modifications amounted to $616.2 million at December 31, 2009. This debt discount is being amortized to interest expense using the interest method over the remaining terms of the convertible subordinated notes. If and when holders of the convertible subordinated notes convert to preferred stock, the rate of amortization is accelerated by immediately expensing any unamortized discount associated with the converted debt.

During 2009, following the subordinated debt modification, approximately $63.4 million of convertible subordinated notes were converted into preferred stock. Amortization of the convertible subordinated debt discount was accelerated by approximately $35.7 million. Total amortization of debt discount during 2009 was approximately $65.7 million, of which $62.7 million related to the convertible subordinated debt.

During the first quarter of 2009, as discussed in Note 7, we terminated all fair value hedges that had been used for the subordinated notes. The remaining value of $23.7 million at December 31, 2009 is being amortized as a reduction of interest expense over the periods to the previously stated maturity dates of the notes.

The $75 million floating rate subordinated notes were issued by Amegy.

Senior medium-term notes consist of the following at December 31, 2009 *(in thousands)*:

Interest rate	Balance	Par amount	Interest payments	Maturity
3mL+0.37% (0.65%)	$254,334	254,892	Quarterly	Jun 2012
7.75%	401,294	458,806	Semiannually	Sep 2014
5.25% - 6.00%	80,681	na	Semiannually	May 2010 - Sep 2011
	$736,309			

[1] *Designation of "3mL" is three-month LIBOR; effective interest rate at the beginning of the accrual period commencing on or before December 31, 2009 is shown in parenthesis.*

These notes are unsecured and are not redeemable prior to maturity. The variable rate notes are guaranteed under the FDIC's Temporary Liquidity Guarantee Program that became effective on November 21, 2008. The remaining notes were issued under a shelf registration filed with the SEC. The $80.7 million notes were sold via the Company's online auction process and direct sales.

In 2009, we redeemed $295.6 million of senior medium-term notes.

Interest expense on long-term debt was $175.7 million in 2009, $103.1 million in 2008, and $145.4 million in 2007. Interest expense was reduced by $26.2 million in 2009, $35.1 million in 2008, and $2.0 million in 2007 as a result of the associated hedges.

Maturities on long-term debt are as follows for the years succeeding December 31, 2009 *(in thousands)*:

	Consolidated	Parent only
2010	$ 72,685	72,626
2011	8,055	8,055
2012	254,334	254,334
2013	–	–
2014	633,034	558,034
Thereafter	1,025,400	872,407
	$1,993,508	1,765,456

These maturities do not include the associated hedges. The Parent only maturities at December 31, 2009 include $309.3 million of junior subordinated debentures payable to ZCTB and Stockmen's Trust II and III after 2014.

14. SHAREHOLDERS' EQUITY

We have 3,000,000 authorized shares of preferred stock without par value and with a liquidation preference of $1,000 per share. In general, preferred shareholders may receive asset distributions before common shareholders; however, preferred shareholders have only limited voting rights generally with respect to certain provisions of the preferred stock, the issuance of senior preferred stock, and the election of directors. Preferred stock dividends reduce earnings available to common shareholders and are paid quarterly in arrears. Redemption of the preferred stock is at the Company's option, after the expiration of any applicable redemption restrictions. The redemption amount is computed at the per share liquidation preference plus any declared but unpaid dividends. The Series A and C shares are registered with the SEC.

Preferred stock at December 31 is summarized as follows *(dollar amounts in thousands)*:

			Shares at December 31, 2009		Carrying value	
	Rate	Earliest redemption date	Authorized	Outstanding	2009	2008
Series A	Floating	December 15, 2011	140,000	67,952	**$ 67,952**	240,000
Series C	9.50%	September 15, 2013	1,400,000	110,388	**121,386**	46,949
Series D, TARP Capital Purchase Program	5.00%	November 15, 2011	1,400,000	1,400,000	**1,313,446**	1,294,885
					$1,502,784	1,581,834

The Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock was issued in the form of depositary shares with each depositary share representing a 1/40th ownership interest in a share of the preferred stock. Dividends are computed at an annual rate equal to the greater of three-month LIBOR plus 0.52%, or 4.0%. Dividend payments are made on the 15th day of March, June, September, and December.

The Series C 9.50% Non-Cumulative Perpetual Preferred Stock offering was issued in the form of depositary shares representing a 1/40th ownership interest in a share of the preferred stock. The offering was sold primarily by Zions Direct, Inc., the Company's broker/dealer subsidiary, via an online auction process and by direct sales. Generally, the other terms and conditions, including the dividend payment dates, are the same as the Series A preferred stock.

The Series D Fixed-Rate Cumulative Perpetual Preferred Stock was issued in November 2008 to the U.S. Department of the Treasury for $1.4 billion. The Emergency Economic Stabilization Act of 2008 authorized the

U.S. Treasury to appropriate funds to eligible financial institutions participating in the Troubled Asset Relief Program ("TARP") Capital Purchase Program. The capital investment includes the issuance of preferred shares of the Company and a warrant to purchase common shares pursuant to a Letter Agreement and a Securities Purchase agreement (collectively "the Agreement"). The preferred shares are ranked *pari passu* with the Series A and C preferred shares. The dividend rate of 5% increases to 9% after the first five years. Dividend payments are made on the 15th day of February, May, August, and November. The warrant allows the U.S. Treasury to purchase up to 5,789,909 shares of the Company's common stock exercisable over a 10-year period at a price per share of $36.27. The preferred shares and the warrant qualify for Tier 1 regulatory capital. The Agreement subjects the Company to certain restrictions and conditions including those related to common dividends, share repurchases, executive compensation, and corporate governance.

We recorded the total $1.4 billion of the Series D preferred shares and the warrant at their relative fair values of $1,292.2 million and $107.8 million, respectively. The difference from the par amount of the preferred shares is accreted to preferred stock over five years using the interest method with a corresponding adjustment to preferred dividends. This accretion amounted to $18.6 million in 2009 and $2.6 million in 2008.

In connection with the subordinated debt modifications discussed in Note 13, we recorded $202.8 million after-tax directly in common stock for the intrinsic value of the beneficial conversion feature of the modified subordinated debt. The Company has "no par" common stock and all additional paid-in capital transactions are recorded in common stock. The intrinsic value of the beneficial conversion feature was calculated as the difference between the fair value of the preferred stock into which the debt is convertible (multiplied by the number of related shares) and the fair value of the modified convertible debt on the commitment dates. The commitment date is defined as the date when both parties are bound to the terms of the transaction, which was the expiration of the exchange offer and corresponded with the transaction date. At the time of each conversion of the convertible debt to preferred stock, a proportional amount of the intrinsic value of the beneficial conversion feature is transferred from common stock to preferred stock. See discussion following.

In June 2009, through a tender offer, we purchased 4,020,435 depositary shares of Series A preferred stock at a price of $11.50 per depositary share, or an aggregate amount of $46.4 million including accrued dividends. At a $25 per depositary share liquidation preference, the purchase reduced the $240 million carrying value of the Series A preferred stock by approximately $100.5 million. Net of related costs, the preferred stock redemption resulted in a $54.0 million increase to common shareholders' equity. The purchase price of $11.50 per depositary share was determined based on a modified "Dutch auction" pricing mechanism.

As discussed in Note 13, approximately $63.4 million of convertible subordinated notes were converted into preferred stock during 2009 following the subordinated debt modification. Accordingly, as discussed previously, approximately $11.0 million of the intrinsic value of the beneficial conversion feature was transferred from common stock to preferred stock.

In December 2009, we completed the exchange of approximately $71.5 million of Series A preferred stock into approximately 2.8 million shares of common stock. The number of shares was determined based on an exchange ratio calculation specified in the exchange offer. Among other things, the calculation of the exchange ratio included a defined weighted average price of our common shares for each of the five consecutive days ending on the December 17, 2009 expiration date, or $13.2056 per share. Approximately $32.4 million, which is net of $0.7 million of issuance costs, was included in retained earnings as the difference between the $37.2 million fair value of the common shares on the date of exchange plus the $1.2 million original issuance costs of the preferred stock and the carrying value of the preferred stock exchanged.

Beginning June 1, 2009 through December 31, 2009, we issued $472.7 million of new common stock consisting of approximately 31.7 million shares at an average price of $14.89 per share. Net of commissions and fees, this issuance added $464.1 million to common stock. The shares were sold under two common equity distribution agreements of $250 million each. At December 31, 2009, approximately $27.3 million of common stock remained to be sold under the second agreement.

In September 2008, we issued $250 million of new common stock consisting of approximately 7.2 million shares at an average price of $34.75 per share. Net of commissions and fees, this issuance added $244.9 million to common stock.

In 2007 under our stock repurchase plan, we repurchased 3,933,128 common shares at a cost of $318.8 million. Repurchased shares were included in stock redeemed and retired in the statements of changes in shareholders' equity and comprehensive income. We also repurchased $1.4 million in 2009, $2.9 million in 2008, and $3.2 million in 2007 of common shares related to the Company's restricted stock employee incentive program.

Changes in accumulated other comprehensive income (loss) are summarized as follows *(in thousands)*:

	Net unrealized gains (losses) on investments, retained interests and other	Net unrealized gains (losses) on derivative instruments	Pension and post-retirement	Total
BALANCE, DECEMBER 31, 2006	$ (18,371)	(41,716)	(15,762)	(75,849)
Other comprehensive income (loss), net of tax:				
Net realized and unrealized holding losses, net of income tax benefit of $93,658	(151,200)			(151,200)
Foreign currency translation	(6)			(6)
Reclassification for net realized losses recorded in operations, net of income tax benefit of $42,541	60,811			60,811
Net unrealized gains, net of reclassification to operations of $(39,114) and income tax expense of $67,375		106,929		106,929
Pension and postretirement, net of income tax expense of $395			480	480
Other comprehensive income (loss)	(90,395)	106,929	480	17,014
BALANCE, DECEMBER 31, 2007	(108,766)	65,213	(15,282)	(58,835)
Cumulative effect of change in accounting principle, adoption of ASC 825 for fair value option	11,471			11,471
Other comprehensive income (loss), net of tax:				
Net realized and unrealized holding losses, net of income tax benefit of $215,384	(333,095)			(333,095)
Foreign currency translation	(5)			(5)
Reclassification for net realized losses recorded in operations, net of income tax benefit of $119,597	181,524			181,524
Net unrealized gains, net of reclassification to operations of $65,862 and income tax expense of $82,653		131,443		131,443
Pension and postretirement, net of income tax benefit of $20,401			(31,461)	(31,461)
Other comprehensive income (loss)	(151,576)	131,443	(31,461)	(51,594)
BALANCE, DECEMBER 31, 2008	(248,871)	196,656	(46,743)	(98,958)
Cumulative effect of change in accounting principle, adoption of new OTTI guidance in ASC 320	**(137,462)**			**(137,462)**
Other comprehensive income (loss), net of tax:				
Net realized and unrealized holding losses net of income tax benefit of $40,454	**(65,037)**			**(65,037)**
Reclassification for net realized losses recorded in operations, net of income tax benefit of $102,284	**162,206**			**162,206**
Noncredit-related impairment losses on securities not expected to be sold, net of income tax benefit of $115,159	**(174,244)**			**(174,244)**
Accretion of securities with noncredit-related impairment losses not expected to be sold, net of income tax expense of $673	**996**			**996**
Net unrealized losses, net of reclassification to operations of $223,103 and income tax benefit of $80,033		**(128,597)**		**(128,597)**
Pension and postretirement, net of income tax expense of $2,694			**4,197**	**4,197**
Other comprehensive income (loss)	**(76,079)**	**(128,597)**	**4,197**	**(200,479)**
BALANCE, DECEMBER 31, 2009	**$(462,412)**	**68,059**	**(42,546)**	**(436,899)**

As discussed in Note 4, we adopted new guidance under ASC 320, *Investments – Debt and Equity Securities*, as of January 1, 2009 related to the accounting for noncredit-related impairment losses on investment securities not expected to be sold. In addition to the ongoing effect on AOCI, the cumulative effect of adopting this new guidance increased retained earnings and decreased AOCI by $137.5 million.

As discussed in Note 21, we adopted the fair value option under ASC 825, *Financial Instruments*, as of January 1, 2008 for certain investment securities. The cumulative effect of this adoption decreased retained earnings and increased AOCI by $11.5 million.

Deferred compensation at year-end consists of the cost of the Company's common stock held in rabbi trusts established for certain employees and directors. We consolidate the fair value of invested assets of the trusts along with the total obligations and include them in other assets and other liabilities, respectively, in the balance sheet. At December 31, 2009 and 2008, total invested assets were approximately $58.0 million and $53.7 million and total obligations were approximately $74.2 million and $68.1 million, respectively.

15. INCOME TAXES

Income taxes (benefit) are summarized as follows *(in thousands)*:

	2009	2008	2007
Federal:			
Current	**$(375,610)**	170,268	351,215
Deferred	**24,171**	(198,145)	(132,541)
	(351,439)	(27,877)	218,674
State:			
Current	**(10,662)**	17,608	43,224
Deferred	**(39,242)**	(33,096)	(26,161)
	(49,904)	(15,488)	17,063
	$(401,343)	(43,365)	235,737

Income tax expense (benefit) computed at the statutory federal income tax rate of 35% reconciles to actual income tax expense (benefit) as follows *(in thousands)*:

	2009	2008	2007
Income tax expense (benefit) at statutory federal rate	**$(568,057)**	(110,144)	258,124
State income taxes, net	**(32,437)**	(4,883)	19,696
Uncertain state tax positions, including interest and penalties	**–**	(5,184)	(8,605)
Nondeductible goodwill impairment	**220,852**	115,774	–
Other nondeductible expenses	**4,380**	3,461	4,141
Nontaxable income	**(22,091)**	(27,763)	(25,268)
Tax credits and other taxes	**(7,946)**	(7,766)	(7,267)
Valuation allowance for federal tax purposes on acquired net operating losses	**3,899**	–	–
Other	**57**	(6,860)	(5,084)
	$(401,343)	(43,365)	235,737

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below *(in thousands)*:

	2009	2008
Gross deferred tax assets:		
Book loan loss deduction in excess of tax	**$ 612,818**	275,427
Pension and postretirement	**31,009**	31,367
Deferred compensation	**58,496**	58,255
Deferred loan fees	**–**	3,661
Other real estate owned	**17,108**	11,695
Accrued severance costs	**2,985**	2,654
Security investments and derivative fair value adjustments	**248,487**	212,365
Equity investments	**15,610**	21,343
Net operating losses and tax credits	**49,947**	2,012
Other	**20,787**	25,999
	1,057,247	644,778
Valuation allowance	**(4,261)**	–
Total deferred tax assets	**1,052,986**	644,778
Gross deferred tax liabilities:		
Core deposits and purchase accounting	**(40,322)**	(46,199)
Premises and equipment, due to differences in depreciation	**(5,913)**	(3,530)
FHLB stock dividends	**(13,540)**	(15,168)
Leasing operations	**(94,644)**	(87,939)
Prepaid expenses	**(7,290)**	(7,076)
Prepaid pension reserves	**(3,231)**	(5,540)
Subordinated debt modification	**(296,366)**	–
Deferred loan fees	**(17,770)**	–
FDIC-supported transactions	**(62,187)**	–
Other	**(13,474)**	(29)
Total deferred tax liabilities	**(554,737)**	(165,481)
Net deferred tax assets	**$ 498,249**	479,297

The amount of net deferred tax assets is included with other assets in the balance sheet. The $4.3 million valuation allowance at December 31, 2009 was for certain acquired net operating loss carryforwards included in our acquisition of the remaining interests in a less significant subsidiary. At December 31, 2009, excluding the $4.3 million, the tax effect of remaining net operating loss and tax credit carryforwards expiring through 2030 was approximately $45.7 million.

We evaluate the net deferred tax assets on a regular basis to determine whether an additional valuation allowance is required. In conducting this evaluation, we have considered all available evidence, both positive and negative, based on the more-likely-than-not criteria that such assets will be realized. This evaluation includes, but is not limited to: (1) available carryback potential to offset federal tax of approximately $107 million and $340 million in the 2008 and 2007 tax years, respectively; during 2009, the Company has a net operating loss for tax purposes that will largely offset the taxable income for the 2007 tax year; (2) potential future reversals of existing deferred tax liabilities, which historically have a reversal pattern generally consistent with deferred tax assets; (3) potential tax planning strategies; and (4) future projected taxable income. Based on this evaluation, and considering the weight of the positive evidence compared to the negative evidence, we have concluded that an additional valuation allowance is not required as of December 31, 2009.

We have an agreement that awarded us a $100 million allocation of tax credit authority under the Community Development Financial Institutions Fund established by the U.S. Government. We have invested the

$100 million in a wholly-owned subsidiary which makes qualifying loans and investments. In return, we receive federal income tax credits that are recognized over seven years, including the year in which the funds were invested in the subsidiary. We recognize these tax credits for financial reporting purposes in the same year the tax benefit is recognized in our tax return. The resulting tax credits which reduced income tax expense were approximately $5.9 million in 2009, $5.8 million in 2008, and $5.6 million in 2007.

We have a liability for unrecognized tax benefits relating to uncertain tax positions primarily for various state tax contingencies in several jurisdictions. As a result of adopting the accounting guidance under ASC 740, *Income Taxes*, we reduced this liability by approximately $10.4 million at January 1, 2007 and recognized a cumulative effect adjustment as an increase to retained earnings. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits subsequent to the cumulative effect adjustment is as follows *(in thousands)*:

	2009	2008
Balance at beginning of year	**$17,077**	29,717
Tax positions related to current year:		
Additions	**-**	676
Reductions	**-**	–
Tax positions related to prior years:		
Additions	**-**	–
Reductions	**-**	(7,641)
Settlements with taxing authorities	**-**	(5,675)
Lapses in statutes of limitations	**(400)**	–
Balance at end of year	**$16,677**	17,077

At both December 31, 2009 and 2008, the liability for unrecognized tax benefits included approximately $10.8 million (net of the federal tax benefit on state issues) that, if recognized, would affect the effective tax rate. Gross unrecognized tax benefits that may decrease during the 12 months subsequent to December 31, 2009 could range up to approximately $1.3 million as a result of the resolution of various state tax positions.

During 2009, we reduced this liability, net of any federal and/or state tax benefits, and reduced income tax expense by a net amount of $366 thousand, including interest, due to lapses in statutes of limitations. During 2008, the reduction in this liability of approximately $9.6 million and offset to income tax expense was due to a $5.2 million settlement with taxing authorities and to $4.4 million from the net effect of settlement payments.

Interest and penalties related to unrecognized tax benefits are included in income tax expense in the statement of income. The net amount of interest and penalties recognized in the statement of income was $34 thousand in 2009 and a benefit of $657 thousand in 2008. At December 31, 2009 and 2008, accrued interest and penalties recognized in the balance sheet, net of any federal and/or state tax benefits, were approximately $2.8 million and $2.7 million, respectively.

The Company and its subsidiaries file income tax returns in U.S. federal and various state jurisdictions. The Company is no longer subject to income tax examinations for years prior to 2006 for federal returns, and generally prior to 2005 for state returns.

16. NET EARNINGS PER COMMON SHARE

ASC 260, *Earnings Per Share*, includes new guidance issued in June 2008 that we adopted effective January 1, 2009. The new guidance clarifies that unvested share-based payment awards with rights to receive nonforfeitable dividends are considered participating securities and should be included in the computation of earnings per share. Adoption of this guidance required retrospective adjustment of earnings per share information, which was not significant to any prior period included in the accompanying financial statements.

Basic and diluted net earnings per common share based on the weighted average outstanding shares are summarized as follows *(in thousands, except per share amounts)*:

	2009	2008	2007
Basic:			
Net income (loss) applicable to controlling interest	**$(1,216,111)**	(266,269)	493,745
Less common and preferred dividends	**30,198**	199,589	195,650
Undistributed earnings (loss)	**(1,246,309)**	(465,858)	298,095
Less undistributed earnings applicable to nonvested restricted shares	**–**	–	1,390
Undistributed earnings (loss) applicable to common shares	**(1,246,309)**	(465,858)	296,705
Distributed earnings applicable to common shares	**11,773**	173,963	180,662
Total earnings (loss) applicable to common shares	**$(1,234,536)**	(291,895)	477,367
Weighted average common shares outstanding	**124,443**	108,908	107,365
Net earnings (loss) per common share	**$ (9.92)**	(2.68)	4.45
Diluted:			
Total earnings (loss) applicable to common shares	**$(1,234,536)**	(291,895)	477,367
Additional undistributed earnings allocated to incremental option shares	**–**	–	13
Diluted earnings (loss) applicable to common shares	**$(1,234,536)**	(291,895)	477,380
Weighted average common shares outstanding	**124,443**	108,908	107,365
Additional weighted average dilutive option shares	**–**	–	1,043
Weighted average diluted common shares outstanding	**124,443**	108,908	108,408
Net earnings (loss) per common share	**$ (9.92)**	(2.68)	4.40

17. SHARE-BASED COMPENSATION

We have a stock option and incentive plan which allows us to grant stock options and restricted stock to employees and nonemployee directors. The total shares authorized under the plan increased from 8,900,000 to 13,200,000 during 2009 of which 3,463,864 remained authorized under the plan for future grants of stock options or restricted stock as of December 31, 2009. Our agreement with the U.S. Treasury under the TARP Capital Purchase Program includes conditions related to the issuance of common stock. See further discussion in Note 14.

All share-based payments to employees, including grants of employee stock options, are recognized in the statement of income based on their fair values. Utilizing a "modified grant-date" approach, the fair value of an equity award is estimated on the grant date without regard to service or performance vesting conditions.

Compensation expense and the related tax benefit for all share-based awards were as follows *(in thousands)*:

	2009	2008	2007
Compensation expense	**$29,789**	31,850	28,274
Reduction of income tax expense	**10,433**	11,080	9,386

Compensation expense is included in salaries and employee benefits in the statement of income with the corresponding increase included in common stock in shareholders' equity.

We classify all share-based awards as equity instruments. Substantially all awards have graded vesting which is recognized on a straight-line basis over the vesting period. As of December 31, 2009, compensation expense not yet recognized for nonvested share-based awards was approximately $42.8 million, which is expected to be recognized over a weighted average period of 1.2 years.

The tax benefit (shortfall) realized from the exercise of stock options and the vesting of restricted stock was as follows *(in thousands)*:

	2009	2008	2007
Reduction of goodwill for tax benefit of vested stock options converted in the Amegy acquisition and exercised during the year	$ –	120	2,069
Tax benefit (shortfall) included in common stock in net stock issued under employee plans and related tax benefits	**(6,077)**	(2,288)	10,806
Tax benefit from disqualifying dispositions of incentive stock options	–	–	317
Total tax benefit (shortfall)	**$(6,077)**	(2,168)	13,192

Stock Options

Stock options granted to employees generally vest at the rate of one third each year and expire seven years after the date of grant. Stock options granted to nonemployee directors vest in increments from six months to three and a half years and expire ten years after the date of grant.

We used the results of the April 24-25, 2008 and May 4-7, 2007 auctions of our Employee Stock Option Appreciation Rights Securities ("ESOARS") to value our employee stock options granted on April 24, 2008 and May 4, 2007. In October 2007, we received notification from the SEC that our ESOARS was sufficiently designed as a market-based method to value employee stock options under ASC 718, *Compensation – Stock Compensation*. The SEC staff did not object to our view that the market clearing price of ESOARS in the May 2007 auction was a reasonable estimate of the fair value of the underlying employee stock options.

Information from the results of these auctions was as follows:

	Grant date	
	April 24, 2008	May 4, 2007
ESOARS per share auction fair value used for employee stock option grants	$ 5.73	12.06
Percentage that auction fair value is below comparable Black-Scholes model valuation	24%	14%
Number of stock options granted	1,542,238	963,680
Percentage of stock options granted to total stock options granted during the applicable year	61%	91%

We used the ESOARS values for the remainder of 2008 and 2007 to determine compensation expense for these stock options and we recorded the related estimated future ESOARS settlement obligations as a liability in the balance sheet.

For all stock options granted in 2009 and all other stock options granted in 2008 and 2007 we used the Black-Scholes option pricing model to estimate the fair values of stock options in determining compensation expense. The following summarizes the weighted average of fair value and the significant assumptions used in applying the Black-Scholes model for options granted:

	2009	2008	2007
Weighted average of fair value for options granted	**$4.09**	4.85	15.15
Weighted average assumptions used:			
Expected dividend yield	**1.0%**	4.7%	2.0%
Expected volatility	**33.0%**	26.8%	17.0%
Risk-free interest rate	**2.24%**	2.99%	4.42%
Expected life (in years)	**4.5**	4.7	5.4

The assumptions for expected dividend yield, expected volatility and expected life reflect management's judgment and include consideration of historical experience. Expected volatility is based in part on historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The following summarizes our stock option activity for the three years ended December 31, 2009:

	Number of shares	Weighted average exercise price
Balance at December 31, 2006	6,686,789	$57.62
Granted	1,054,772	82.82
Exercised	(1,681,742)	80.88
Expired	(136,805)	58.37
Forfeited	(112,031)	75.00
Balance at December 31, 2007	5,810,983	64.82
Granted	2,537,438	40.43
Exercised	(52,072)	30.58
Expired	(536,643)	56.72
Forfeited	(85,108)	66.18
Balance at December 31, 2008	7,674,598	57.53
Granted	**714,085**	**14.64**
Exercised	**(316)**	**5.82**
Expired	**(599,405)**	**56.35**
Forfeited	**(59,932)**	**62.99**
Balance at December 31, 2009	**7,729,030**	**53.61**
Outstanding stock options exercisable as of:		
December 31, 2009	**4,911,239**	**$62.72**
December 31, 2008	4,221,713	62.15
December 31, 2007	3,866,627	57.15

We issue new authorized shares for the exercise of stock options. The total intrinsic value of stock options exercised was approximately $3 thousand in 2009, $0.9 million in 2008, and $59.0 million in 2007. Cash received from the exercise of stock options was $2 thousand in 2009, $1.6 million in 2008 and $59.5 million in 2007.

Additional selected information on stock options at December 31, 2009 follows:

Exercise price range	Outstanding stock options			Exercisable stock options	
	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of shares	Weighted average exercise price
$0.32 to $19.99	733,846	$14.16	6.4 [1]	30,761	$ 4.92
$20.00 to $39.99	979,082	28.17	5.2	209,914	28.79
$40.00 to $49.99	2,190,138	46.45	4.2	1,153,246	45.74
$50.00 to $54.99	117,206	52.35	2.3	117,206	52.35
$55.00 to $59.99	1,009,969	56.88	2.0	1,009,969	56.88
$60.00 to $64.99	38,168	63.09	2.2	36,684	63.07
$65.00 to $69.99	123,613	67.11	4.3	123,613	67.11
$70.00 to $74.99	662,114	70.91	2.7	654,601	70.90
$75.00 to $79.99	115,700	75.92	3.0	115,700	75.92
$80.00 to $81.99	847,263	81.13	3.5	843,596	81.13
$82.00 to $83.38	911,931	83.25	4.5	615,949	83.25
	7,729,030	53.61	4.0 [1]	4,911,239	62.72

[1] *The weighted average remaining contractual life excludes 30,761 stock options without a fixed expiration date that were acquired with the Amegy acquisition by the Company in 2005. They expire between the date of termination and one year from the date of termination, depending upon certain circumstances.*

The aggregate intrinsic value of outstanding stock options at December 31, 2009 and 2008 was $265 thousand and $600 thousand, respectively, while the aggregate intrinsic value of exercisable options was $243 thousand and $600 thousand. For exercisable options, the weighted average remaining contractual life was 3.1 years and 3.2 years at December 31, 2009 and 2008, respectively, excluding the stock options previously noted without a fixed expiration date.

The previous schedules do not include stock options for employees to purchase common stock of our TCBO subsidiary. At December 31, 2009, there were options to purchase 74,700 TCBO shares at exercise prices from $17.85 to $20.58. At December 31, 2009, there were 1,038,000 issued and outstanding shares of TCBO common stock.

During the fourth quarter of 2008, our NetDeposit subsidiary terminated its stock option plan, canceled all associated options, and recognized all unearned stock option expense. As part of the termination, NetDeposit made a payment to option holders of $0.10 per outstanding option, which totaled approximately $0.9 million.

Restricted Stock

Restricted stock issued vests generally over four years. During 2009, nonemployee directors were granted 43,002 shares of restricted stock which vested over six months. During the vesting period, the holder has full voting rights and receives dividend equivalents. Compensation expense is determined based on the number of restricted shares issued and the market price of our common stock at the issue date.

The following summarizes our restricted stock activity for the three years ended December 31, 2009:

	Number of shares	Weighted average issue price
Nonvested restricted shares at December 31, 2006	420,133	$77.54
Issued	357,961	71.91
Vested	(115,852)	76.95
Forfeited	(27,180)	76.42
Nonvested restricted shares at December 31, 2007	635,062	74.54
Issued	849,156	37.64
Vested	(191,605)	74.92
Forfeited	(43,332)	68.43
Nonvested restricted shares at December 31, 2008	1,249,281	49.61
Issued	**698,311**	**14.64**
Vested	**(349,186)**	**56.13**
Forfeited	**(73,756)**	**42.64**
Nonvested restricted shares at December 31, 2009	**1,524,650**	**32.44**

The total fair value of restricted stock vesting during the year was $4.7 million in 2009, $8.5 million in 2008, and $9.4 million in 2007.

18. COMMITMENTS, GUARANTEES, CONTINGENT LIABILITIES, AND RELATED PARTIES

We use certain derivative instruments and other financial instruments in the normal course of business to meet the financing needs of our customers, to reduce our own exposure to fluctuations in interest rates, and to make a market in U.S. Government, agency, corporate, and municipal securities. These financial instruments involve, to varying degrees, elements of credit, liquidity, and interest rate risk in excess of the amount recognized in the balance sheet. Derivative instruments are discussed in Notes 7 and 21.

Contractual amounts of the off-balance sheet financial instruments used to meet the financing needs of our customers are as follows at December 31 *(in thousands)*:

	2009	2008
Commitments to extend credit	**$11,610,156**	14,140,429
Standby letters of credit:		
Financial	**1,071,851**	1,293,729
Performance	**182,423**	250,836
Commercial letters of credit	**30,179**	65,889

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the counterparty. Types of collateral vary, but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

While establishing commitments to extend credit creates credit risk, a significant portion of such commitments is expected to expire without being drawn upon. As of December 31, 2009, $4.8 billion of commitments expire in 2010. We use the same credit policies and procedures in making commitments to extend credit and conditional obligations as we do for on-balance sheet instruments. These policies and procedures include credit approvals, limits, and monitoring.

We issue standby and commercial letters of credit as conditional commitments generally to guarantee the performance of a customer to a third party. The guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit include remaining commitments of $654 million expiring in 2010 and $600 million expiring thereafter through 2027. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We generally hold marketable securities and cash equivalents as collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2009, the carrying value recorded by the Company as a liability for these guarantees was $6.3 million.

Certain mortgage loans sold have limited recourse provisions for periods ranging from three months to one year. The amount of losses resulting from the exercise of these provisions has not been significant.

At December 31, 2009, we had commitments to make venture and other noninterest-bearing investments of $78.2 million. These obligations have no stated maturity.

The contractual or notional amount of financial instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the actual level of risk. As of December 31, 2009 and 2008, the regulatory risk-weighted values assigned to all off-balance sheet financial instruments and derivative instruments described herein were $4.0 billion and $5.3 billion, respectively.

At December 31, 2009, we were required to maintain cash balances of $26.0 million with the Federal Reserve Banks to meet minimum balance requirements in accordance with Federal Reserve Board regulations.

As of December 31, 2009, the Parent has guaranteed approximately $300.2 million of debt issued by our subsidiaries, as discussed in Note 13.

In October 2007, Visa Inc. ("Visa") completed a reorganization in contemplation of its initial public offering ("IPO") and as part of that reorganization, certain of the Company's subsidiary banks received shares of common stock of Visa. During the first quarter of 2008, the banks recorded an aggregate pretax cash gain of approximately $12.4 million from the partial redemption of their equity interests in Visa upon completion of the IPO. The gain is included in equity securities gains, net in the statement of income. The Company's subsidiary banks are also obligated as member banks under indemnification agreements to share in losses from certain litigation ("Covered Litigation") of Visa. Guidance from the SEC staff requires Visa member banks to record a liability for the fair value of any contingent obligation under the Covered Litigation which is not funded into a litigation escrow account by Visa. At January 1, 2008, the Company had recorded a total accrual of approximately $8.1 million as an estimate of the fair value of the contingent obligation. In March 2008, Visa funded the litigation escrow upon completion of the IPO and in December 2008 and July 2009 additional funding of the escrow account was made in relation to a settlement of certain Covered Litigation. As a result, the Company's accrual for this litigation amounted to $1.1 million and $2.5 million at December 31, 2009 and 2008, respectively, following the reversal of approximately $1.4 million in 2009 and $5.6 million in 2008. The litigation escrow account funding reduced the Company's ownership interests in Visa. The original accrual and the reversal are included in other noninterest expense in the statement of income. Also, in accordance with generally accepted accounting principles and the SEC guidance, the Company's subsidiary banks have not recognized any value for their remaining investments in Visa.

We are a defendant in various legal proceedings arising in the normal course of business. We do not believe that the outcome of any such proceedings will have a material effect on our results of operations, financial position, or liquidity. See additional discussion in Note 4.

We have commitments for leasing premises and equipment under the terms of noncancelable capital and operating leases expiring from 2010 to 2046. Premises leased under capital leases at December 31, 2009 were $1.2 million and accumulated amortization was $0.9 million. Amortization applicable to premises leased under capital leases is included in depreciation expense.

Future aggregate minimum rental payments under existing noncancelable operating leases at December 31, 2009 are as follows *(in thousands)*:

2010	$ 48,269
2011	46,617
2012	41,371
2013	36,620
2014	30,080
Thereafter	152,137
	$355,094

Future aggregate minimum rental payments have been reduced by noncancelable subleases as follows: $1.4 million in 2010, $1.3 million in 2011, $1.5 million in 2012, $1.5 million in 2013, $1.0 million in 2014, and $7.1 million thereafter. Aggregate rental expense on operating leases amounted to $59.2 million in 2009, $57.3 million in 2008, and $54.0 million in 2007.

We have no material related party transactions requiring disclosure. In the ordinary course of business, the Company and its banking subsidiaries extend credit to related parties, including executive officers, directors, principal shareholders, and their associates and related interests. These related party loans are made in compliance with applicable banking regulations under substantially the same terms as comparable third-party lending arrangements.

19. REGULATORY MATTERS

We are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the following schedule) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). We believe, as of December 31, 2009, that we exceed all capital adequacy requirements to which we are subject.

As discussed further in Note 14, the preferred shares and warrant to purchase common stock issued to the U.S. Treasury under the TARP Capital Purchase Program qualify for Tier 1 capital.

As of December 31, 2009, our capital ratios exceeded the minimum capital levels, and we are considered well capitalized under the regulatory framework for prompt corrective action. Our subsidiary banks also met the well capitalized minimum. To be categorized as well capitalized, we must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the schedule. We have determined it is appropriate in the current uncertain economic and credit environment to maintain capital levels significantly in excess of minimum well capitalized regulatory requirements.

Dividends declared by our subsidiary banks in any calendar year may not, without the approval of the appropriate federal regulator, exceed their net earnings for that year combined with their net earnings less dividends paid for the preceding two years. We are also required to maintain the subsidiary banks at the well capitalized level. At December 31, 2009, our subsidiary banks had approximately $12.9 million available for the payment of dividends under the foregoing restrictions.

The actual capital amounts and ratios for the Company and its three largest subsidiary banks are as follows *(in thousands)*:

	Actual		Minimum for capital adequacy purposes		To be well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total capital (to risk-weighted assets)						
The Company	**$6,822,713**	**13.28%**	**$4,108,785**	**8.00%**	**$5,135,981**	**10.00%**
Zions First National Bank	**2,017,910**	**11.52**	**1,401,389**	**8.00**	**1,751,736**	**10.00**
California Bank & Trust	**1,081,079**	**11.51**	**751,272**	**8.00**	**939,090**	**10.00**
Amegy Bank N.A.	**1,404,939**	**13.57**	**828,128**	**8.00**	**1,035,160**	**10.00**
Tier 1 capital (to risk-weighted assets)						
The Company	**5,406,796**	**10.53**	**2,054,392**	**4.00**	**3,081,588**	**6.00**
Zions First National Bank	**1,803,166**	**10.29**	**700,694**	**4.00**	**1,051,041**	**6.00**
California Bank & Trust	**962,121**	**10.25**	**375,636**	**4.00**	**563,454**	**6.00**
Amegy Bank N.A.	**1,271,949**	**12.29**	**414,064**	**4.00**	**621,096**	**6.00**
Tier 1 capital (to average assets)						
The Company	**5,406,796**	**10.38**	**1,562,645**	**3.00**	**na**	**na**[1]
Zions First National Bank	**1,803,166**	**8.84**	**612,141**	**3.00**	**1,020,234**	**5.00**
California Bank & Trust	**962,121**	**8.81**	**327,679**	**3.00**	**546,132**	**5.00**
Amegy Bank N.A.	**1,271,949**	**11.79**	**323,530**	**3.00**	**539,216**	**5.00**
As of December 31, 2008:						
Total capital (to risk-weighted assets)						
The Company	$7,385,958	14.32%	$4,125,223	8.00%	$5,156,529	10.00%
Zions First National Bank	1,920,176	11.33	1,356,314	8.00	1,695,393	10.00
California Bank & Trust	1,158,262	11.05	838,538	8.00	1,048,172	10.00
Amegy Bank N.A.	1,290,617	11.13	927,404	8.00	1,159,255	10.00
Tier 1 capital (to risk-weighted assets)						
The Company	5,269,330	10.22	2,062,612	4.00	3,093,917	6.00
Zions First National Bank	1,410,797	8.32	678,157	4.00	1,017,236	6.00
California Bank & Trust	872,714	8.33	419,269	4.00	628,903	6.00
Amegy Bank N.A.	939,442	8.10	463,702	4.00	695,553	6.00
Tier 1 capital (to average assets)						
The Company	5,269,330	9.99	1,583,071	3.00	na	na [1]
Zions First National Bank	1,410,797	6.91	612,479	3.00	1,020,799	5.00
California Bank & Trust	872,714	8.77	298,587	3.00	497,645	5.00
Amegy Bank N.A.	939,442	8.67	325,140	3.00	541,899	5.00

[1] *There is no Tier 1 leverage ratio component in the definition of a well capitalized bank holding company.*

20. RETIREMENT PLANS

We have a qualified noncontributory defined benefit pension plan that has been frozen to new participation. No service-related benefits accrue for existing participants except for those with certain grandfathering provisions. Benefits vest under the plan upon completion of five years of vesting service. Plan assets consist principally of corporate equity securities, mutual fund investments, and cash investments. Plan benefits are defined as a lump-sum cash value or an annuity at retirement age.

The following presents the change in benefit obligation, change in fair value of plan assets, and funded status of the pension plan and amounts recognized in the balance sheet as of the measurement date of December 31 *(in thousands)*:

	2009	2008
Change in benefit obligation:		
Benefit obligation at beginning of year	**$152,804**	152,813
Service cost	**229**	288
Interest cost	**8,889**	8,849
Actuarial loss	**6,618**	1,137
Benefits paid	**(8,501)**	(10,283)
Benefit obligation at end of year	**160,039**	152,804
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	**90,174**	141,235
Actual return on plan assets	**14,566**	(41,778)
Employer contribution	**2,500**	1,000
Benefits paid	**(8,501)**	(10,283)
Fair value of plan assets at end of year	**98,739**	90,174
Funded status	**$(61,300)**	(62,630)
Amounts recognized in balance sheet:		
Liability for pension benefits	**$(61,300)**	(62,630)
Accumulated other comprehensive loss	**70,170**	77,679
Accumulated other comprehensive loss consists of:		
Net loss	**70,170**	77,679

The liability for pension/postretirement benefits is included in other liabilities in the balance sheet.

The amount of net loss in accumulated other comprehensive loss at December 31, 2009 expected to be recognized as an expense component of net periodic benefit cost in 2010 is approximately $5.7 million. The accumulated benefit obligation for the pension plan was $160.0 million and $152.6 million as of December 31, 2009 and 2008, respectively. Contributions to the plan are based on actuarial recommendation and pension regulations.

The following presents the components of net periodic benefit cost (credit) for the plan *(in thousands)*:

	2009	2008	2007
Service cost	**$ 229**	288	384
Interest cost	**8,889**	8,849	8,564
Expected return on plan assets	**(7,074)**	(11,235)	(11,618)
Amortization of net actuarial loss	**6,635**	1,063	1,089
Net periodic benefit cost (credit)	**$ 8,679**	(1,035)	(1,581)

Weighted average assumptions for the plan are as follows:

	2009	2008	2007
Used to determine benefit obligation at year-end:			
Discount rate	**5.60%**	6.00%	6.00%
Rate of compensation increase	**4.25**	4.25	4.25
Used to determine net periodic benefit cost for the years ended December 31:			
Discount rate	**6.00**	6.00	5.65
Expected long-term return on plan assets	**8.30**	8.30	8.30
Rate of compensation increase	**4.25**	4.25	4.25

The discount rate reflects the yields available on long-term, high-quality fixed income debt instruments with cash flows similar to the obligations of the plan, reset annually on the measurement date. The expected long-term rate of return on plan assets is based on a review of the target asset allocation of the plan. This rate is intended to approximate the long-term rate of return that we anticipate receiving on the plan's investments, considering the mix of the assets that the plan holds as investments, the expected return on these underlying investments, the diversification of these investments, and the rebalancing strategies employed. An expected long-term rate of return is assumed for each asset class and an underlying inflation rate assumption is determined. The projected rate of compensation increases is management's estimate of future pay increases that the remaining eligible employees will receive until their retirement.

The plan's investment strategy is predicated on its investment objectives and the risk and return expectations of asset classes appropriate for the plan. Investment objectives have been established by considering the plan's liquidity needs and time horizon and the fiduciary standards under ERISA. The asset allocation strategy is developed to meet the plan's long-term needs in a manner designed to control volatility and to reflect risk tolerance. Target investment allocation percentages as of December 31, 2009 are 66.5% in equity and 33.5% in fixed income assets.

The following presents both the fair values of plan investments at December 31, 2009 *(in thousands)* according to the fair value hierarchy described in Note 21, and the weighted average allocations at December 31:

	Level 1	Level 2	Level 3	Total	2009	2008
Company common stock	$ 4,017			4,017	4%	5%
Mutual funds:						
Equity	3,358			3,358	3	9
Debt	3,481			3,481	4	23
Insurance company separate accounts:						
Equity investments		55,462		55,462	56	42
Debt investments		18,899		18,899	19	–
Short-term fund		4,428		4,428	4	11
Guaranteed deposit account			7,595	7,595	8	9
Limited partnerships			1,499	1,499	2	1
	$10,856	78,789	9,094	98,739	100%	100%

Valuation methodologies used to measure plan investments at fair value were as follows:

Company common stock – Shares of the Company's common stock are valued at the last reported sales price on the last business day of the plan year.

Mutual funds – These funds are valued at quoted market prices which represent the net asset values of shares held by the plan at year-end.

Insurance company separate accounts – Participation units in these pooled accounts are valued at quoted redemption values on the last business day of the plan year.

Guaranteed deposit account – This account is stated at book value as determined by the trustee, which approximates fair value. The account is credited with earnings from the underlying investments and charged for participants' withdrawals and administrative expenses.

Limited partnerships – These partnerships are stated at book value, which approximates fair value, and is determined from the partnership's capital account balance for the plan's proportional interest. The capital account is credited with realized and unrealized earnings from the underlying investments and charged for operating expenses and distributions.

Shares of Company common stock were 283,405 and 169,973 at December 31, 2009 and 2008, respectively. Dividends received by the plan were approximately $18 thousand in 2009 and $222 thousand in 2008.

The following reconciles the beginning and ending balances of assets for 2009 that are measured at fair value on a recurring basis using Level 3 inputs *(in thousands)*:

	Guaranteed deposit account	Limited partnerships
Balance at January 1, 2009	$8,197	818
Net increases (decreases) included in plan statement of changes in net assets available for benefits:		
Net appreciation (depreciation) in fair value of investments:		
Realized	–	–
Unrealized	–	(82)
Interest and dividends	325	–
Purchases, sales, issuances, and settlements, net	(927)	763
Balance at December 31, 2009	$7,595	1,499

Benefit payments to pension plan participants, which reflect expected future service as appropriate, are estimated as follows for the years succeeding December 31, 2009 *(in thousands)*:

2010	$10,435
2011	9,147
2012	10,242
2013	9,981
2014	9,998
Years 2015 - 2019	51,738

We also have unfunded nonqualified supplemental retirement plans for certain current and former employees. The following presents the change in benefit obligation, change in fair value of plan assets, and funded status of these plans and amounts recognized in the balance sheet as of the measurement date of December 31 *(in thousands)*:

	2009	2008
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 11,458**	11,795
Interest cost	**661**	680
Actuarial (gain) loss	**233**	(113)
Benefits paid	**(899)**	(904)
Benefit obligation at end of year	**11,453**	11,458
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	**–**	–
Employer contributions	**899**	904
Benefits paid and settlements	**(899)**	(904)
Fair value of plan assets at end of year	**–**	–
Funded status	**$(11,453)**	(11,458)
Amounts recognized in balance sheet:		
Liability for pension benefits	**$(11,453)**	(11,458)
Accumulated other comprehensive loss	**1,428**	1,290
Accumulated other comprehensive loss consists of:		
Net loss	**$ 879**	617
Prior service cost	**549**	673
	$ 1,428	1,290

The amounts in accumulated other comprehensive loss at December 31, 2009 expected to be recognized as an expense component of net periodic benefit cost in 2010 are estimated as follows *(in thousands)*:

Net gain	$(17)
Prior service cost	124
	$107

The following presents the components of net periodic benefit cost for these plans *(in thousands)*:

	2009	**2008**	**2007**
Interest cost	**$661**	680	693
Amortization of net actuarial (gain) loss	**(29)**	(27)	149
Amortization of prior service cost	**124**	124	124
Amortization of transition liability	**–**	–	16
Net periodic benefit cost	**$756**	777	982

Weighted average assumptions applicable for these plans are the same as the pension plan. Each year, Company contributions to these plans are made in amounts sufficient to meet benefit payments to plan participants. These benefit payments are estimated as follows for the years succeeding December 31, 2009 *(in thousands)*:

2010	$2,064
2011	1,156
2012	1,087
2013	952
2014	842
Years 2015 - 2019	4,002

We are also obligated under several other supplemental retirement plans for certain current and former employees. At December 31, 2009 and 2008, our liability was $5.3 million and $5.4 million, respectively, for these plans.

We also sponsor an unfunded defined benefit health care plan that provides postretirement medical benefits to certain full-time employees who met minimum age and service requirements. The plan is contributory with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Plan coverage is provided by self-funding or health maintenance organizations (HMOs) options. Our contribution towards the retiree medical premium has been permanently frozen. Retirees pay the difference between the full premium rates and our capped contribution.

Effective June 1, 2008, we amended the plan and curtailed coverage for certain participants, primarily those with post-65 coverage. The effect of this curtailment on the change in the plan's benefit obligation and determination of net periodic benefit cost (credit) for 2008 was determined in accordance with applicable accounting standards.

The following schedule presents the change in benefit obligations, change in fair value of plan assets, and funded status of the plan and amounts recognized in the balance sheet as of the measurement date of December 31 *(in thousands)*:

	2009	2008
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 1,100**	5,728
Service cost	**34**	56
Interest cost	**63**	181
Plan amendment/settlement	**–**	(4,239)
Actuarial (gain) loss	**40**	(96)
Benefits paid	**(97)**	(530)
Benefit obligation at end of year	**1,140**	1,100
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	**–**	–
Employer contributions	**97**	530
Benefits paid	**(97)**	(530)
Fair value of plan assets at end of year	**–**	–
Funded status	**$(1,140)**	(1,100)
Amounts recognized in balance sheet:		
Liability for postretirement benefits	**$(1,140)**	(1,100)
Accumulated other comprehensive income	**(1,625)**	(2,105)
Accumulated other comprehensive income consists of:		
Net gain	**$ (744)**	(980)
Prior service cost	**(881)**	(1,125)
	$(1,625)	(2,105)

The amounts in accumulated other comprehensive loss at December 31, 2009 expected to be recognized as an expense component of net periodic benefit cost in 2010 are estimated as follows *(in thousands)*:

Net gain	$(149)
Prior service credit	(243)
	$(392)

The following presents the components of net periodic benefit cost (credit) for the plan *(in thousands)*:

	2009	2008	2007
Service cost	**$ 34**	56	105
Interest cost	**63**	181	318
Amortization of prior service credit	**(243)**	(142)	–
Amortization of net actuarial gain	**(196)**	(206)	(268)
Plan amendment/settlement gain	**–**	(2,973)	–
Net periodic benefit cost (credit)	**$(342)**	(3,084)	155

Weighted average assumptions for the plan are as follows:

	2009	2008	2007
Used to determine benefit obligation at year-end:			
Discount rate	**5.60%**	6.00%	6.00%
Used to determine net periodic benefit cost for the years ended December 31:			
Discount rate	**6.00**	6.00	5.65

Because our contribution rate is capped, there is no effect on the plan from assumed increases or decreases in health care cost trends. Each year, Company contributions to the plan are made in amounts sufficient to meet benefit payments to plan participants. These benefit payments are estimated as follows for the years succeeding December 31, 2009 *(in thousands)*:

2010	$110
2011	120
2012	127
2013	126
2014	126
Years 2015 - 2019	586

We have a 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives. Employees can contribute up to 80% of their earnings subject to the annual maximum allowed contribution. The Company matches 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are invested in the Company's common stock and amounted to $19.8 million in 2009, $20.6 million in 2008, and $19.8 million in 2007.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon the Company's return on average common equity for the year. For 2009 and 2008, no profit sharing expense was accrued. The profit sharing contribution is invested in the Company's common stock.

21. FAIR VALUE

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2009, we adopted new guidance under ASC 820 that affected our accounting and reporting of fair value as follows:

- Inclusion of nonfinancial assets and nonfinancial liabilities, which for the Company primarily related to other real estate owned.
- Estimation of fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity; additional guidance to determine when a transaction is not orderly; and enhanced disclosures of fair value measurements.
- Disclosure of fair values on an interim rather than annual basis for certain financial instruments.

As of December 31, 2009, we also adopted ASU 2009-05, *Measuring Liabilities at Fair Value*. This new guidance under ASC 820 clarifies and describes the pricing approaches that may be used to fair value certain liabilities, including debt that is publicly traded.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities; includes certain U.S. Treasury and other U.S. Government and agency securities actively traded in over-the-counter markets; certain securities sold, not yet purchased; and certain derivatives.

Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data; also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency securities; certain CDO securities; corporate debt securities; certain private equity investments; certain securities sold, not yet purchased; and certain derivatives.

Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data. This category generally includes certain private equity investments and most CDO securities.

We use fair value to measure certain assets and liabilities on a recurring basis when fair value is the primary measure for accounting. This is done primarily for AFS and trading investment securities; private equity investments; securities sold, not yet purchased; and derivatives. Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values, such as for loans held for sale, impaired loans, and other real estate owned. Fair value is also used when evaluating impairment on certain assets, including HTM and AFS securities, goodwill, core deposit and other intangibles, long-lived assets, and for disclosures of certain financial instruments.

AFS and trading investment securities are fair valued under Level 1 using quoted market prices when available for identical securities. When quoted prices are not available, fair values are determined under Level 2 using quoted prices for similar securities or independent pricing services that incorporate observable market data when possible. AFS securities also include certain CDOs that consist of trust preferred securities related to banks and insurance companies and to REITs.

Substantially all the CDO portfolio is fair valued under a Level 3 cash flow modeling approach using several methodologies that primarily include internal and third party models.

A licensed third party model is used internally to fair value bank and insurance trust preferred CDOs. This model uses third party, model-derived estimates of expected losses on underlying collateral and applies market-based discount rates on resultant cash flows to estimate fair value. Adverse market developments that continued in the first half of 2009 made it more difficult to determine appropriate assumptions for this model. These developments related to ratings downgrades, declines in trading volumes, increases in the number of defaulting and deferring collateral issuers, and other factors. Assumptions for discount rates, probabilities of default, loss-given-default rates, etc., reflect related risk assessments on specific CDO securities and tranches within those securities.

Third party models are used to fair value certain REIT and ABS CDOs. These models utilize relevant data assumptions, which we evaluate for reasonableness. These assumptions include but are not limited to discount rates, probabilities of default, loss-given-default rates, over-collateralization levels, and rating transition probability matrices from rating agencies. The model prices obtained from third party services were evaluated for reasonableness including quarter to quarter changes in assumptions and comparison to other available data which included third party and internal model results and valuations.

Private equity investments valued under Level 2 on a recurring basis are investments in partnerships that invest in financial institutions. Fair values are determined from net asset values provided by the partnerships. Private equity investments valued under Level 3 on a recurring basis are recorded initially at acquisition cost, which is considered the best indication of fair value unless there have been material subsequent positive or negative developments that justify an adjustment in the fair value estimate. Subsequent adjustments to recorded fair values are based as necessary on current and projected financial performance, recent financing activities, economic and market conditions, market comparables, market liquidity, sales restrictions, and other factors.

Derivatives are fair valued according to their classification as either exchange-traded or over-the-counter ("OTC"). Exchange-traded derivatives consist of forward currency exchange contracts that have been fair valued under Level 1 because they are traded in active markets. OTC derivatives consist of interest rate swaps and options as well as energy commodity derivatives for customers. These derivatives are fair valued primarily under Level 2 using third party services. Observable market inputs include yield curves, option volatilities, counterparty credit risk, and other related data. Credit valuation adjustments are required to reflect both our own nonperformance risk and the respective counterparty's nonperformance risk. These adjustments are determined generally by applying a credit spread for the counterparty or the Company as appropriate to the total expected exposure of the derivative. Amounts disclosed in the following schedule are also net of the cash collateral offsets discussed in Note 5.

Securities sold, not yet purchased are fair valued under Level 1 when quoted prices are available for the securities involved. Those under Level 2 are fair valued similar to trading account investment securities.

Assets and liabilities measured at fair value on a recurring basis, including one security elected under the fair value option, are summarized as follows at December 31, 2009 and 2008 *(in thousands)*:

	December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
ASSETS				
Investment securities:				
Available-for-sale:				
U.S. Treasury and agencies	**$ 24,777**	**1,403,680**		**1,428,457**
Municipal securities		**177,180**	**64,314**	**241,494**
Asset-backed securities:				
Trust preferred – banks and insurance		**1,656**	**1,359,444**	**1,361,100**
Trust preferred – real estate investment trusts			**24,018**	**24,018**
Auction rate			**159,440**	**159,440**
Other		**14,722**	**62,430**	**77,152**
Mutual funds and stock	**357,175**	**6,783**		**363,958**
Trading account		**23,543**		**23,543**
Other noninterest-bearing investments:				
Private equity		**22,850**	**158,941**	**181,791**
Other assets:				
Derivatives	**2,976**	**134,020**		**136,996**
	$384,928	**1,784,434**	**1,828,587**	**3,997,949**
LIABILITIES				
Securities sold, not yet purchased	**$**	**43,404**		**43,404**
Other liabilities:				
Derivatives	**2,833**	**71,842**		**74,675**
Other			**522**	**522**
	$ 2,833	**115,246**	**522**	**118,601**

	December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
ASSETS				
Investment securities:				
Available-for-sale	$ 27,756	1,898,082	750,417	2,676,255
Trading account		41,108	956 [1]	42,064
Other noninterest-bearing investments:				
Private equity		29,037	143,511	172,548
Other assets:				
Derivatives	9,922	395,272		405,194
	$ 37,678	2,363,499	894,884	3,296,061
LIABILITIES				
Securities sold, not yet purchased	$	35,657		35,657
Other liabilities:				
Derivatives	8,812	175,670		184,482
Other			527	527
	$ 8,812	211,327	527	220,666

1 Elected under fair value option, as discussed subsequently.

The following reconciles the beginning and ending balances of assets and liabilities for 2009 and 2008 that are measured at fair value on a recurring basis using Level 3 inputs *(in thousands)*:

	Level 3 Instruments							
	Year Ended December 31, 2009							
	Municipal securities	Trust preferred – banks and insurance	Trust preferred – REIT	Auction rate	Other asset-backed	Trading account[1]	Private equity investments	Other liabilities
Balance at January 1, 2009	$ –	659,253	23,897	1,710	65,557	956	143,511	(527)
Total net gains (losses) included in:								
Statement of income[2]:								
Dividends and other investment income (loss)							(10,626)	
Fair value and nonhedge derivative income (loss)						(956)		
Equity securities gains, net							109	
Fixed income securities gains (losses), net	16	(10,491)		2,126	95			
Net impairment losses on investment securities		(130,898)	(87,867)		(11,110)			
Valuation losses on securities purchased	(6,977)	(172,729)	(8,945)	(17,265)	(1,774)			
Other noninterest expense								5
Other comprehensive income (loss)	1,376	(41,582)	56,480	(239)	7,537			
Fair value of HTM securities transferred to AFS		565,282	15,280		15,674			
Purchases, sales, issuances, and settlements, net	66,624	490,609	25,173	167,928	(13,549)		25,947	
Net transfers in	3,275			5,180				
Balance at December 31, 2009	$64,314	1,359,444	24,018	159,440	62,430	–	158,941	(522)

	Level 3 Instruments				
	Year Ended December 31, 2008				
	Investment securities				
	Available-for-sale	Trading account[1]	Retained interests from securitizations[1]	Private equity investments	Other liabilities
Balance at January 1, 2008	$ 337,338	8,100	42,426	116,657	(44)
Total net gains (losses) included in:					
Statement of income[2]:					
Dividends and other investment income				6,880	
Fair value and nonhedge derivative loss		(7,144)	(2,098)		
Equity securities gains (losses), net				(7,580)	
Impairment losses on AFS securities and valuation losses on securities purchased from Lockhart Funding	(112,131)				
Other noninterest expense					517
Other comprehensive loss	(165,694)				
Proceeds from ESOARS auction					(1,000)
Fair value of AFS securities transferred to HTM	(206,020)				
Purchases, sales, issuances, and settlements, net	68,158		(13,593)	27,554	
Net transfers in (out)	828,766	–	(26,735)		–
Balance at December 31, 2008	$ 750,417	956	–	143,511	(527)

[1] *Elected under fair value option, as discussed subsequently.*

[2] *All amounts are unrealized except for realized gains of $1.4 million in 2009 and $5.9 million in 2008 included in dividends and other investment income, and $11.2 million in 2008 included in equity securities gains (losses), and realized losses in 2009 of $76.7 million included in net impairment losses on investment securities and $10.6 million included in fixed income securities gains (losses), net.*

Assets measured at fair value on a nonrecurring basis are summarized as follows *(in thousands)*:

	Fair value at December 31, 2009				Gains (losses) from fair value changes
	Level 1	Level 2	Level 3	Total	Year Ended December 31, 2009
ASSETS					
HTM securities adjusted for OTTI	$	–	3,100	3,100	(3,301)
Loans held for sale		15,571	–	15,571	60
Impaired loans		–	250,035	250,035	(234,534)
Other real estate owned		143,541	–	143,541	(118,641)
	$ –	159,112	253,135	412,247	(356,416)

	Fair value at December 31, 2008				Gains (losses) from fair value changes
	Level 1	Level 2	Level 3	Total	Year Ended December 31, 2008
ASSETS					
Loans held for sale	$	21,518	–	21,518	34
Impaired loans		–	254,743	254,743	(53,259)
	$ –	21,518	254,743	276,261	(53,225)

Loans held for sale relate to loans purchased under the Small Business Administration 7(a) program. They are fair valued under Level 2 based on quotes of comparable instruments.

Impaired loans that are collateral-dependent are fair valued under Level 3 based on the fair value of the collateral, which is then further discounted (12-20%) to reflect marketing costs and potential volatility in realizable values.

Other real estate owned is fair valued under Level 2 at the lower of cost or fair value based on property appraisals at the time of transfer and as appropriate thereafter.

Fair Value Option

ASC 825, *Financial Instruments*, allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The fair value option may be applied instrument by instrument, but is on an irrevocable basis. At January 1, 2008, the Company elected the fair value option for one available-for-sale REIT trust preferred CDO security and three retained interests on selected small business loan securitizations. The cumulative effect of adopting the fair value option decreased retained earnings at January 1, 2008 by approximately $11.5 million.

The REIT trust preferred CDO was selected as part of a directional hedging program to hedge the credit exposure the Company has to homebuilders in its REIT CDO portfolio. This allowed the Company to avoid complex hedge accounting provisions associated with the implemented hedging program. Management selected this security because it had the most exposure to the homebuilder market compared to the other REIT CDOs in the Company's portfolio, both in dollar amount and as a percentage, and was therefore considered the most suitable for hedging. This security was sold in 2009.

The retained interests had been selected to more appropriately reflect their fair value and to account for increases and decreases in their fair value through earnings. During 2008, Zions Bank purchased securities from Lockhart that comprised the entire remaining small business loan securitizations created by Zions Bank and held by Lockhart. These retained interests related to the securities purchased and, as part of the purchase transaction, were included with the premium recorded with the loan balances at Zions Bank.

Following is a summary of the carrying values and estimated fair values of certain financial instruments *(in thousands)*:

	December 31, 2009		December 31, 2008	
	Carrying value	**Estimated fair value**	**Carrying value**	**Estimated fair value**
Financial assets:				
HTM investment securities	**$ 869,595**	**833,455**	1,790,989	1,443,555
Loans and leases (including loans held for sale), net of allowance	**38,866,215**	**38,355,658**	41,172,057	40,646,816
Financial liabilities:				
Time deposits	**$ 5,614,867**	**5,675,127**	7,730,784	7,923,883
Foreign deposits	**1,679,028**	**1,679,568**	2,622,562	2,625,869
FHLB advances and other borrowings	**135,911**	**138,062**	2,168,106	2,179,562
Long-term debt (less fair value hedges)	**1,993,508**	**2,139,942**	2,257,633	1,838,555

This summary excludes financial assets and liabilities for which carrying value approximates fair value. For financial assets, these include cash and due from banks and money market investments. For financial liabilities, these include demand, savings, and money market deposits, federal funds purchased, and security repurchase agreements. The estimated fair value of demand, savings, and money market deposits is the amount payable on demand at the reporting date. Carrying value is used because the accounts have no stated maturity and the customer has the ability to withdraw funds immediately. Also excluded from the summary are financial instruments recorded at value fair on a recurring basis, as previously described.

The fair value of loans is estimated by discounting future cash flows on "pass" grade loans using the LIBOR yield curve adjusted by a factor which reflects the credit and interest rate risk inherent in the loan. These future cash flows are then reduced by the estimated "life-of-the-loan" aggregate credit losses in the loan portfolio. These adjustments for lifetime future credit losses are highly judgmental because the Company does not have a validated model to estimate lifetime credit losses on large portions of its loan portfolio. However, the estimate of lifetime credit losses was increased during the third quarter of 2009 because of more recent loss experience and the expectation of a prolonged cycle of economic weakness. Impaired loans are not included in this credit adjustment as they are already considered to be held at fair value. Loans, other than those held for sale, are not normally purchased and sold by the Company, and there are no active trading markets for most of this portfolio.

The fair value of time and foreign deposits, FHLB advances, and other borrowings is estimated by discounting future cash flows using the LIBOR yield curve. Variable rate FHLB advances reprice with changes in market rates; as such, their carrying amounts approximate fair value. The estimated fair value of long-term debt is based on actual market trades (i.e., an asset value) when available or discounting cash flows using the LIBOR yield curve adjusted for credit spreads.

These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

Further, certain financial instruments and all nonfinancial instruments are excluded from the applicable disclosure requirements. Therefore, the fair value amounts shown in the schedule do not, by themselves, represent the underlying value of the Company as a whole.

On January 21, 2010, the FASB issued ASU 2010-6, *Improving Disclosures about Fair Value Measurements*. This new accounting guidance under ASC 820 would require additional disclosures about fair value measurements. Among other things, these additional disclosures would include (1) the amounts and reasons for certain significant transfers among the three hierarchy levels of inputs, (2) the gross, rather than net, basis for certain Level 3 rollforward information, (3) use of a "class" basis rather than a "major category" basis for assets and liabilities, and (4) valuation techniques and inputs used to estimate Level 2 and Level 3 fair value measurements. Generally, this new guidance will be effective for the first quarter of 2010; however, certain changes will not be required until the first quarter of 2011.

22. OPERATING SEGMENT INFORMATION

We manage our operations and prepare management reports and other information with a primary focus on geographical area. As of December 31, 2009, we operate eight community/regional banks in distinct geographical areas. Performance assessment and resource allocation are based upon this geographical structure. The operating segment identified as "Other" includes the Parent, Zions Management Services Company ("ZMSC"), certain nonbank financial service and financial technology subsidiaries, other smaller nonbank operating units, TCBO (see Note 1), and eliminations of transactions between segments.

ZMSC provides internal technology and operational services to affiliated operating businesses of the Company. ZMSC charges most of its costs to the affiliates on an approximate break-even basis.

The accounting policies of the individual operating segments are the same as those of the Company as described in Note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Operating segments pay for centrally provided services based upon estimated or actual usage of those services.

During 2009, Zions Bank, CB&T and NSB sold at fair value to the Parent investment securities with an amortized cost of $572 million and recorded $75.8 million, $288.1 million and $11.8 million, respectively, of fixed income securities losses. In the following schedules presenting operating segment information, these losses are included in "other noninterest income" of the respective subsidiary. The elimination of these losses is included in "other noninterest income" for the Other segment. For 2009, these transactions increased the net loss applicable to common shareholders at Zions Bank, CB&T and NSB by $46.8 million, $166.9 million and $7.7 million, respectively.

The following is a summary of selected operating segment information for the years ended December 31, 2009, 2008 and 2007 *(in millions)*:

	Zions Bank	CB&T	Amegy	NBA	NSB	Vectra	TCBW	Other	Consolidated Company
2009:									
Net interest income	$ 690.4	465.3	385.7	179.1	140.0	105.3	32.1	(100.4)	1,897.5
Provision for loan losses	400.4	251.5	406.1	291.7	563.7	78.5	22.5	2.5	2,016.9
Net interest income after provision for loan losses	290.0	213.8	(20.4)	(112.6)	(423.7)	26.8	9.6	(102.9)	(119.4)
Impairment losses on investment securities:									
Impairment losses on investment securities	(98.4)	(165.1)	–	–	(15.3)	(25.8)	(5.9)	(259.4)	(569.9)
Noncredit-related losses on securities not expected to be sold (recognized in other comprehensive income)	63.2	133.3	–	–	12.0	20.5	4.8	55.6	289.4
Net impairment losses on investment securities	(35.2)	(31.8)	–	–	(3.3)	(5.3)	(1.1)	(203.8)	(280.5)
Valuation losses on securities purchased	(203.0)	–	(7.5)	–	–	–	–	(1.6)	(212.1)
Gain on subordinated debt modification	–	–	–	–	–	–	–	508.9	508.9
Acquisition related gains	–	152.7	–	–	16.5	–	–	–	169.2
Other noninterest income	123.5	(135.3)	136.1	44.0	49.0	31.4	9.4	360.5	618.6
Noninterest expense	522.5	295.2	345.6	170.0	180.6	96.4	15.9	45.3	1,671.5
Impairment loss on goodwill	–	–	633.3	–	–	–	–	2.9	636.2
Income (loss) before income taxes	(347.2)	(95.8)	(870.7)	(238.6)	(542.1)	(43.5)	2.0	512.9	(1,623.0)
Income tax expense (benefit)	(144.4)	(45.6)	(90.3)	(94.4)	(190.1)	(17.9)	0.4	181.0	(401.3)
Net income (loss)	(202.8)	(50.2)	(780.4)	(144.2)	(352.0)	(25.6)	1.6	331.9	(1,221.7)
Net income (loss) applicable to noncontrolling interests	0.1	–	–	–	–	–	–	(5.7)	(5.6)
Net income (loss) applicable to controlling interest	(202.9)	(50.2)	(780.4)	(144.2)	(352.0)	(25.6)	1.6	337.6	(1,216.1)
Preferred stock dividends	–	(0.9)	(1.5)	–	–	(0.2)	–	(100.3)	(102.9)
Preferred stock redemption and conversion	–	–	–	–	–	–	–	84.6	84.6
Net earnings (loss) applicable to common shareholders	$ (202.9)	(51.1)	(781.9)	(144.2)	(352.0)	(25.8)	1.6	321.9	(1,234.4)
Assets	$17,652	11,097	11,145	4,524	4,187	2,440	835	(757)	51,123
Net loans and leases[1]	13,990	8,951	8,262	3,609	2,752	1,981	578	66	40,189
Total deposits	13,823	9,760	8,880	3,784	3,526	2,005	632	(569)	41,841
Shareholder's equity:									
Preferred equity	460	262	376	405	360	65	15	(440)	1,503
Common equity	1,282	1,120	1,435	228	296	199	69	(439)	4,190
Noncontrolling interests	–	–	–	–	–	–	–	17	17
Total shareholder's equity	1,742	1,382	1,811	633	656	264	84	(862)	5,710

	Zions Bank	CB&T	Amegy	NBA	NSB	Vectra	TCBW	Other	Consolidated Company
2008:									
Net interest income	$ 662.5	414.3	370.1	219.5	159.0	103.6	33.8	8.8	1,971.6
Provision for loan losses	163.1	82.9	71.9	211.8	100.3	15.9	1.1	1.3	648.3
Net interest income after provision for loan losses	499.4	331.4	298.2	7.7	58.7	87.7	32.7	7.5	1,323.3
Impairment losses on investment securities	(79.4)	(118.0)	–	–	(2.0)	(6.4)	(1.3)	(96.9)	(304.0)
Valuation losses on securities purchased	(13.1)	–	–	–	–	–	–	–	(13.1)
Other noninterest income	207.3	82.6	192.9	46.8	42.8	29.9	4.4	(98.9)	507.8
Noninterest expense	463.4	239.0	305.2	161.2	137.9	85.9	14.8	67.6	1,475.0
Impairment loss on goodwill	–	–	–	168.6	21.0	151.5	–	12.7	353.8
Income (loss) before income taxes	150.8	57.0	185.9	(275.3)	(59.4)	(126.2)	21.0	(268.6)	(314.8)
Income tax expense (benefit)	44.0	18.4	60.5	(56.7)	(13.6)	8.8	7.0	(111.8)	(43.4)
Net income (loss)	106.8	38.6	125.4	(218.6)	(45.8)	(135.0)	14.0	(156.8)	(271.4)
Net income (loss) applicable to noncontrolling interests	0.1	–	0.3	–	–	–	–	(5.5)	(5.1)
Net income (loss) applicable to controlling interest	106.7	38.6	125.1	(218.6)	(45.8)	(135.0)	14.0	(151.3)	(266.3)
Preferred stock dividends	–	–	–	–	–	–	–	(24.4)	(24.4)
Net earnings (loss) applicable to common shareholders	$ 106.7	38.6	125.1	(218.6)	(45.8)	(135.0)	14.0	(175.7)	(290.7)
Assets	$20,778	10,137	12,406	4,864	4,063	2,722	880	(757)	55,093
Net loans and leases[1]	14,684	7,861	9,027	4,108	3,200	2,059	588	132	41,659
Total deposits	16,118	7,964	8,625	3,923	3,514	2,127	603	(1,558)	41,316
Shareholder's equity:									
Preferred equity	250	158	80	430	260	10	–	394	1,582
Common equity	1,044	1,097	2,049	355	259	191	75	(150)	4,920
Noncontrolling interests	1	–	–	–	–	–	–	26	27
Total shareholder's equity	1,295	1,255	2,129	785	519	201	75	270	6,529
2007:									
Net interest income	$ 551.4	434.8	331.3	250.8	182.5	96.9	35.1	(0.8)	1,882.0
Provision for loan losses	39.1	33.5	21.2	30.5	23.3	4.0	0.3	0.3	152.2
Net interest income after provision for loan losses	512.3	401.3	310.1	220.3	159.2	92.9	34.8	(1.1)	1,729.8
Impairment losses on investment securities	(10.1)	(79.2)	–	–	–	–	–	(19.3)	(108.6)
Valuation losses on securities purchased	(49.6)	–	–	–	–	–	–	–	(49.6)
Other noninterest income	236.8	87.3	126.7	33.4	32.9	28.1	2.5	22.8	570.5
Noninterest expense	463.2	230.8	295.6	142.4	111.8	86.3	14.4	60.1	1,404.6
Income (loss) before income taxes	226.2	178.6	141.2	111.3	80.3	34.7	22.9	(57.7)	737.5
Income tax expense (benefit)	72.2	71.2	46.7	43.5	27.9	12.5	7.5	(45.7)	235.8
Net income (loss)	154.0	107.4	94.5	67.8	52.4	22.2	15.4	(12.0)	501.7
Net income (loss) applicable to noncontrolling interests	0.2	–	0.1	–	–	–	–	7.7	8.0
Net income (loss) applicable to controlling interest	153.8	107.4	94.4	67.8	52.4	22.2	15.4	(19.7)	493.7
Preferred stock dividends	–	–	–	–	–	–	–	(14.3)	(14.3)
Net earnings (loss) applicable to common shareholders	$ 153.8	107.4	94.4	67.8	52.4	22.2	15.4	(34.0)	479.4
Assets	$18,446	10,156	11,675	5,279	3,903	2,667	947	(126)	52,947
Net loans and leases[1]	12,910	7,792	7,811	4,566	3,230	1,975	509	87	38,880
Total deposits	11,644	8,082	8,058	3,871	3,304	1,752	608	(396)	36,923
Shareholder's equity:									
Preferred equity	–	–	–	–	–	–	–	240	240
Common equity	1,048	1,067	1,932	581	261	329	67	(232)	5,053
Noncontrolling interests	1	–	–	–	–	–	–	30	31
Total shareholder's equity	1,049	1,067	1,932	581	261	329	67	38	5,324

[1] *Net of unearned income and fees, net of related costs.*

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial information by quarter for 2009 and 2008 is as follows *(in thousands, except per share amounts)*:

	Quarters				
	First	Second	Third	Fourth	Year
2009:					
Gross interest income	**$ 639,702**	**637,696**	**631,802**	**606,126**	**2,515,326**
Net interest income	**474,775**	**493,688**	**472,180**	**456,889**	**1,897,532**
Provision for loan losses	**297,624**	**762,654**	**565,930**	**390,719**	**2,016,927**
Noninterest income:					
Net impairment losses on investment securities and valuation losses on securities purchased	**(283,064)**	**(53,670)**	**(56,515)**	**(99,306)**	**(492,555)**
Gain on subordinated debt modification	**–**	**493,725**	**–**	**15,220**	**508,945**
Acquisition related gains	**–**	**22,977**	**146,153**	**56**	**169,186**
Securities gains (losses), net	**2,958**	**825**	**95**	**(9,549)**	**(5,671)**
Other noninterest income	**134,844**	**148,879**	**181,007**	**159,466**	**624,196**
Noninterest expense	**376,205**	**419,469**	**434,707**	**441,129**	**1,671,510**
Impairment loss on goodwill	**633,992**	**–**	**–**	**2,224**	**636,216**
Loss before income taxes	**(978,308)**	**(75,699)**	**(257,717)**	**(311,296)**	**(1,623,020)**
Net loss	**(826,581)**	**(51,938)**	**(157,671)**	**(185,487)**	**(1,221,677)**
Net loss applicable to controlling interest	**(826,041)**	**(50,729)**	**(155,277)**	**(184,064)**	**(1,216,111)**
Preferred stock dividends	**(26,286)**	**(25,447)**	**(26,603)**	**(24,633)**	**(102,969)**
Preferred stock redemption and conversion	**–**	**52,418**	**–**	**32,215**	**84,633**
Net loss applicable to common shareholders	**(852,327)**	**(23,758)**	**(181,880)**	**(176,482)**	**(1,234,447)**
Net loss per common share:					
Basic	**$ (7.47)**	**(0.21)**	**(1.43)**	**(1.26)**	**(9.92)**
Diluted	**(7.47)**	**(0.21)**	**(1.43)**	**(1.26)**	**(9.92)**
2008:					
Gross interest income	$ 790,115	722,932	735,652	725,200	2,973,899
Net interest income	486,458	484,743	492,003	508,442	1,971,646
Provision for loan losses	92,282	114,192	156,606	285,189	648,269
Noninterest income:					
Impairment losses on investment securities and valuation losses on securities purchased	(45,989)	(38,761)	(28,022)	(204,340)	(317,112)
Securities gains (losses), net	11,843	(8,043)	13,106	(15,264)	1,642
Other noninterest income	145,146	119,176	104,526	137,314	506,162
Noninterest expense	350,103	354,417	372,276	398,167	1,474,963
Impairment loss on goodwill	–	–	–	353,804	353,804
Income (loss) before income taxes	155,073	88,506	52,731	(611,008)	(314,698)
Net income (loss)	105,177	66,469	41,517	(484,496)	(271,333)
Net income (loss) applicable to controlling interest	106,749	72,198	37,760	(482,976)	(266,269)
Preferred stock dividends	(2,453)	(2,454)	(4,409)	(15,108)	(24,424)
Net earnings (loss) applicable to common shareholders	104,296	69,744	33,351	(498,084)	(290,693)
Net earnings (loss) per common share:					
Basic	$ 0.97	0.65	0.31	(4.37)	(2.68)
Diluted	0.97	0.65	0.31	(4.37)	(2.68)

24. PARENT COMPANY FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

(In thousands)	2009	2008
ASSETS		
Cash and due from banks	**$ 2,254**	2,135
Interest-bearing deposits	**539,874**	980,528
Investment securities:		
Held-to-maturity, at adjusted cost (approximate fair value $2,633 and $191,952)	**2,633**	197,841
Available-for-sale, at fair value	**432,761**	59,153
Trading account, at fair value	**–**	956
Loans, net of unearned fees of $45 and $379 and allowance for loan losses of $112 and $643	**6,292**	22,901
Other noninterest-bearing investments	**83,780**	76,219
Investments in subsidiaries:		
Commercial banks and bank holding company	**6,579,075**	6,266,229
Other operating companies	**66,254**	69,291
Nonoperating – ZMFU II, Inc.[1]	**92,184**	464,570
Receivables from subsidiaries:		
Commercial banks	**–**	760,500
Other	**2,050**	14,800
Other assets	**76,574**	411,584
	$7,883,731	9,326,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	**$ 233,550**	252,519
Commercial paper:		
Due to affiliates	**49,991**	55,996
Due to others	**1,084**	15,451
Other short-term borrowings	**117,263**	235,550
Subordinated debt to affiliated trusts	**309,278**	309,300
Long-term debt	**1,479,907**	1,956,195
Total liabilities	**2,191,073**	2,825,011
Shareholders' equity:		
Preferred stock	**1,502,784**	1,581,834
Common stock	**3,318,417**	2,599,916
Retained earnings	**1,324,516**	2,433,363
Accumulated other comprehensive loss	**(436,899)**	(98,958)
Deferred compensation	**(16,160)**	(14,459)
Total shareholders' equity	**5,692,658**	6,501,696
	$7,883,731	9,326,707

[1] *ZMFU II, Inc. is a wholly-owned nonoperating subsidiary whose sole purpose is to hold a portfolio of municipal bonds, loans and leases.*

CONDENSED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands)	**2009**	**2008**	**2007**
Interest income:			
Commercial bank subsidiaries	$ **18,939**	68,642	90,504
Other subsidiaries and affiliates	**326**	781	852
Other loans and securities	**15,735**	20,585	27,870
Total interest income	**35,000**	90,008	119,226
Interest expense:			
Affiliated trusts	**24,094**	24,391	25,925
Other borrowed funds	**150,695**	79,208	116,520
Total interest expense	**174,789**	103,599	142,445
Net interest loss	**(139,789)**	(13,591)	(23,219)
Provision for loan losses	**(531)**	605	50
Net interest loss after provision for loan losses	**(139,258)**	(14,196)	(23,269)
Other income:			
Dividends from consolidated subsidiaries:			
Commercial banks and bank holding company	**4,603**	110,500	460,200
Other operating companies	**425**	500	560
Equity and fixed income securities gains (losses), net	**(11,042)**	(11,220)	2,882
Net impairment losses on investment securities	**(191,351)**	(96,890)	(19,281)
Gain on subordinated debt modification	**508,945**	–	–
Other income (loss)	**2,737**	(7,611)	8,498
	314,317	(4,721)	452,859
Expenses:			
Salaries and employee benefits	**21,663**	11,673	14,781
Other operating expenses	**2,882**	16,962	20,328
	24,545	28,635	35,109
Income (loss) before income tax benefit and undistributed income (losses) of consolidated subsidiaries	**150,514**	(47,552)	394,481
Income taxes (benefit)	**27,939**	(71,837)	(40,422)
Income before equity in undistributed income (losses) of consolidated subsidiaries	**122,575**	24,285	434,903
Equity in undistributed income (losses) of consolidated subsidiaries:			
Commercial banks and bank holding company	**(1,325,678)**	(272,963)	52,962
Other operating companies	**(21,995)**	(35,377)	(11,778)
Nonoperating – ZMFU II, Inc.	**8,987**	17,786	17,658
Net income (loss)	**(1,216,111)**	(266,269)	493,745
Preferred stock dividends	**(102,969)**	(24,424)	(14,323)
Preferred stock redemption and conversion	**84,633**	–	–
Net earnings (loss) applicable to common shareholders	**$(1,234,447)**	(290,693)	479,422

CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$(1,216,111)**	(266,269)	493,745
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Undistributed net (income) losses of consolidated subsidiaries	**1,338,686**	290,554	(58,842)
Equity and fixed income securities (gains) losses, net	**11,042**	11,220	(2,882)
Net impairment losses on investment securities	**191,351**	96,890	19,281
Gain on subordinated debt modification	**(508,946)**	–	–
Other	**171,173**	93,859	(15,582)
Net cash provided by (used in) operating activities	**(12,805)**	226,254	435,720
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) decrease in interest-bearing deposits	**440,654**	(895,129)	98,098
Collection of advances to subsidiaries	**779,550**	816,184	97,333
Advances to subsidiaries	**(6,970)**	(184,731)	(201,862)
Proceeds from sales and maturities of equity and fixed income securities	**2,383**	264,528	82,439
Purchase of investment securities	**(297,877)**	(241,846)	(140,786)
Increase of investment in subsidiaries	**(1,509,150)**	(1,292,821)	(47,500)
Other	**15,392**	(29,281)	(3,147)
Net cash used in investing activities	**(576,018)**	(1,563,096)	(115,425)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in commercial paper and other borrowings under one year	**(138,659)**	(30,843)	117,333
Proceeds from issuance of long-term debt	**703,932**	28,495	295,627
Payments on long-term debt	**(295,630)**	(155,025)	(274,957)
Proceeds from issuance of preferred stock	**–**	1,338,605	–
Proceeds from issuance of common stock and warrants	**464,110**	354,302	59,473
Payments to redeem common stock	**(1,374)**	(2,881)	(322,025)
Payments to redeem and convert preferred stock	**(47,166)**	–	–
Dividends paid on preferred stock	**(84,408)**	(21,775)	(14,323)
Dividends paid on common stock	**(11,863)**	(173,904)	(181,327)
Net cash provided by (used in) financing activities	**588,942**	1,336,974	(320,199)
Net increase (decrease) in cash and due from banks	**119**	132	96
Cash and due from banks at beginning of year	**2,135**	2,003	1,907
Cash and due from banks at end of year	**$ 2,254**	2,135	2,003

The Parent paid interest of $122.8 million in 2009, $99.5 million in 2008, and $141.9 million in 2007.

25. SUBSEQUENT EVENTS

On March 1, 2010, the Company announced that it entered into a new equity distribution agreement to sell an additional $250 million of common stock. Also on March 1, 2010, the Company commenced an offer to exchange any and all of its currently outstanding nonconvertible subordinated debt into shares of the Company's common stock.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including the principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosures.

In connection with filing the Form 10-Qs during 2009 for the quarterly periods ended June 30, 2009 and September 30, 2009, management, under the supervision and with the participation of the principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of each of those quarters. In this original evaluation, the principal executive officer and principal financial officer concluded that the design and operation of the Company's disclosure controls and procedures were effective.

In connection with the revision to the financial statements as described in the Explanatory Notes of the amended Form 10-Qs for the quarterly periods ended June 30, 2009 and September 30, 2009, management reevaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of each of those quarters. In connection therewith, management identified a material weakness in internal control over financial reporting. Management determined that the Company did not maintain effective controls over the process utilized to interpret the applicable accounting literature for computing and allocating the amount attributable to the beneficial conversion feature related to the subordinated debt modification. Management believes this control deficiency resulted in a misstatement of the net loss applicable to common shareholders and shareholders' equity. As a result of this material weakness, management concluded that the Company's disclosure controls and procedures were not effective as of June 30, 2009 and September 30, 2009.

In light of the material weakness described above, management revised its consolidated financial statements in the Form 10-Q/As for the quarterly periods ended June 30, 2009 and September 30, 2009 as discussed previously to ensure that the computation and allocation of the beneficial conversion feature related to the debt modification was in conformity with the applicable accounting guidance. Management also believes that the consolidated financial statements included in those Form 10-Q/As were prepared in accordance with generally accepted accounting principles ("GAAP") in all material respects.

While management had identified the appropriate accounting guidance and recognized that the terms of the debt modification included a beneficial conversion feature, management misinterpreted how to compute and allocate the amount attributable to this feature. Management does not routinely execute debt modifications with terms similar to this transaction and management believes that as a result of the process to reevaluate the accounting treatment, this material weakness has been remediated. Management will continue to assess the actions necessary to maintain effective controls over the process utilized to evaluate the accounting for complex transactions such as debt modifications.

As a result of the preceding discussion, management has also concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2009. However, as discussed above, in connection with filing the amended Form 10-Qs for the quarterly periods ended June 30, 2009 and September 30, 2009 on February 11, 2010, management believes that the material weakness previously identified has been remediated.

Changes in Internal Control Over Financial Reporting

Other than the matter previously discussed, there have been no changes in the Company's internal control over financial reporting during the fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See "Report on Management's Assessment of Internal Control over Financial Reporting" included in Item 8 on page 131 for management's report on the adequacy of internal control over financial reporting. Also see "Report on Internal Control over Financial Reporting" issued by Ernst & Young LLP included in Item 8 on page 132.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from the Company's Proxy Statement to be subsequently filed.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from the Company's Proxy Statement to be subsequently filed.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION

The following schedule provides information as of December 31, 2009 with respect to the shares of the Company's common stock that may be issued under existing equity compensation plans:

Plan Category[1]	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Security Holders:			
Zions Bancorporation 2005 Stock Option and Incentive Plan	5,714,731	$54.23	3,463,864
Zions Bancorporation 1996 Non-Employee Directors Stock Option Plan	116,000	52.64	–
Zions Bancorporation Key Employee Incentive Stock Option Plan	1,236,777	52.41	–
Total	7,067,508		3,463,864

[1] *The schedule does not include information for equity compensation plans assumed by the Company in mergers. A total of 661,522 shares of common stock with a weighted average exercise price of $50.71 were issuable upon exercise of options granted under plans assumed in mergers and outstanding at December 31, 2009. The Company cannot grant additional awards under these assumed plans. Column (a) also excludes 1,524,650 shares of unvested restricted stock.*

Other information required by Item 12 is incorporated by reference from the Company's Proxy Statement to be subsequently filed.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the Company's Proxy Statement to be subsequently filed.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the Company's Proxy Statement to be subsequently filed.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial statements – The following consolidated financial statements of Zions Bancorporation and subsidiaries are filed as part of this Form10-K under Item 8, Financial Statements and Supplementary Data:

Consolidated balance sheets – December 31, 2009 and 2008

Consolidated statements of income – Years ended December 31, 2009, 2008 and 2007

Consolidated statements of changes in shareholders' equity and comprehensive income – Years ended December 31, 2009, 2008 and 2007

Consolidated statements of cash flows – Years ended December 31, 2009, 2008 and 2007

Notes to consolidated financial statements – December 31, 2009

(2) Financial statement schedules – All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, the required information is contained elsewhere in the Form 10-K, or the schedules are inapplicable and have therefore been omitted.

(3) List of Exhibits:

Exhibit Number	Description	
3.1	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.	*
3.2	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 30, 1997, incorporated by reference to Exhibit 3.2 of Form 10-Q for the quarter ended March 31, 2008.	*
3.3	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 24, 1998, incorporated by reference to Exhibit 3.3 of Form 10-Q for the quarter ended March 31, 2009.	*
3.4	Articles of Amendment to Restated Articles of Incorporation of Zions Bancorporation dated April 25, 2001, incorporated by reference to Exhibit 3.6 of Form S-4 filed July 13, 2001.	*
3.5	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated December 5, 2006, incorporated by reference to Exhibit 3.1 of Form 8-K filed December 7, 2006.	*
3.6	Articles of Merger of The Stockmen's Bancorp, Inc. with and into Zions Bancorporation, effective January 17, 2007, incorporated by reference to Exhibit 3.6 of Form 10-K for the year ended December 31, 2006.	*
3.7	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated July 7, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed July 8, 2008.	*
3.8	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated November 12, 2008, incorporated by reference to Exhibit 3.1 of Form 8-K filed November 17, 2008.	*
3.9	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated June 30, 2009, incorporated by reference to Exhibit 3.1 of Form 8-K filed July 2, 2009.	*
3.10	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated June 30, 2009, incorporated by reference to Exhibit 3.10 of Form 10-Q for the quarter ended June 30, 2009.	*

Exhibit Number	Description	
3.11	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated June 30, 2009, incorporated by reference to Exhibit 3.11 of Form 10-Q for the quarter ended June 30, 2009.	*
3.12	Amended and Restated Bylaws of Zions Bancorporation dated May 4, 2007, incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 9, 2007.	*
4.1	Senior Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to senior debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.1 of Form S-3ARS filed March 31, 2006.	*
4.2	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form S-3ARS filed March 31, 2006.	*
4.3	Junior Subordinated Indenture dated August 21, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to junior subordinated debentures of Zions Bancorporation, incorporated by reference to Exhibit 4.3 of Form S-3ARS filed March 31, 2006.	*
10.1	Zions Bancorporation 2006-2008 Value Sharing Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2006.	*
10.2	First amendment to the Zions Bancorporation 2006-2008 Value Sharing Plan, incorporated by reference to Exhibit 10.2 of Form 10-K for the year ended December 31, 2008.	*
10.3	Form of Zions Bancorporation 2006-2008 Value Sharing Plan, Subsidiary Banks, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2006.	*
10.4	Amegy Bank of Texas 2007-2008 Value Sharing Plan, incorporated by reference to Exhibit 10.7 of Form 10-Q for the quarter ended June 30, 2007.	*
10.5	Zions Bancorporation 2009-2011 Value Sharing Plan (filed herewith).	
10.6	2005 Management Incentive Compensation Plan, incorporated by reference to Appendix II of the Proxy Statement contained in the Company's Schedule 14A file on April 4, 2005.	*
10.7	Zions Bancorporation Second Restated and Revised Deferred Compensation Plan, incorporated by reference to Exhibit 10.6 of Form 10-K for the year ended December 31, 2008.	*
10.8	Zions Bancorporation Third Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.7 of Form 10-K for the year ended December 31, 2008.	*
10.9	Fifth Amended and Restated Amegy Bancorporation, Inc. Non-Employee Directors Deferred Fee Plan, incorporated by reference to Exhibit 10.8 of Form 10-K for the year ended December 31, 2008.	*
10.10	Zions Bancorporation First Restated Excess Benefit Plan, incorporated by reference to Exhibit 10.9 of Form 10-K for the year ended December 31, 2008.	*
10.11	Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB effective October 1, 2002, incorporated by reference to Exhibit 10.10 of Form 10-K for the year ended December 31, 2006.	*

Exhibit Number	Description	
10.12	Amendment to the Trust Agreement establishing the Zions Bancorporation Deferred Compensation Plan Trust by and between Zions Bancorporation and Cigna Bank & Trust Company, FSB substituting Prudential Bank & Trust, FSB as the trustee, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2004.	*
10.13	Amendment to Trust Agreement Establishing the Zions Bancorporation Deferred Compensation Plans Trust, effective September 1, 2006, incorporated by reference to Exhibit 10.12 of Form 10-K for the year ended December 31, 2006.	*
10.14	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2006.	*
10.15	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.14 of Form 10-K for the year ended December 31, 2006.	*
10.16	Zions Bancorporation Restated Pension Plan effective January 1, 2001, including amendments adopted through January 31, 2002, incorporated by reference to Exhibit 10.20 of Form 10-K for the year ended December 31, 2007.	*
10.17	Amendment dated December 31, 2002 to Zions Bancorporation Restated Pension Plan, incorporated by reference to Exhibit 10.16 of Form 10-K for the year ended December 31, 2008.	*
10.18	Second Amendment to the Restated and Amended Zions Bancorporation Pension Plan dated September 4, 2003, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2005.	*
10.19	Third Amendment to the Zions Bancorporation Pension Plan dated September 4, 2003, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended March 31, 2005.	*
10.20	Fourth Amendment to the Restated and Amended Zions Bancorporation Pension Plan dated March 28, 2005, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended March 31, 2005.	*
10.21	Fifth amendment to the Restated and Amended Zions Bancorporation Pension Plan, dated September 29, 2008, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended September 30, 2009.	*
10.22	Sixth amendment to the Restated and Amended Zions Bancorporation Pension Plan, dated September 15, 2009, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2009.	*
10.23	Seventh amendment to the Restated and Amended Zions Bancorporation Pension Plan, dated December 31, 2009 (filed herewith).	
10.24	Zions Bancorporation Executive Management Pension Plan, incorporated by reference to Exhibit 10.20 of Form 10-K for the year ended December 31, 2008.	*
10.25	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Established and Restated Effective January 1, 2003, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2008.	*
10.26	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 20, 2003, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2004.	*
10.27	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 31, 2003, incorporated by reference to Exhibit 10.20 of Form 10-K for the year ended December 31, 2004.	*

Exhibit Number	Description	
10.28	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated June 1, 2004, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2004.	*
10.29	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated March 18, 2005, incorporated by reference to Exhibit 10.31 of Form 10-Q for the quarter ended March 31, 2005.	*
10.30	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated February 28, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2006.	*
10.31	Sixth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 31, 2006, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2006.	*
10.32	Seventh Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 28, 2006, incorporated by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2006.	*
10.33	Eighth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated May 14, 2007, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2007.	*
10.34	Ninth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 19, 2007, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2007.	*
10.35	Tenth amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated September 15, 2009, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended September 30, 2009.	*
10.36	Eleventh amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 31, 2009 (filed herewith).	
10.37	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2007.	*
10.38	Amended and Restated Zions Bancorporation Key Employee Incentive Stock Option Plan (filed herewith).	
10.39	Amended and Restated Zions Bancorporation 1996 Non-Employee Directors Stock Option Plan, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2007.	*
10.40	Amended and Restated Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2009.	*
10.41	Standard Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2009.	*
10.42	Standard Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2009.	*
10.43	Standard Directors Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2009.	*

Exhibit Number	Description	
10.44	Standard Directors Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended March 31, 2005.	*
10.45	Standard Salary Stock Unit Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 of Form 8-K filed December 28, 2009.	*
10.46	Amegy Bancorporation (formerly Southwest Bancorporation of Texas, Inc.) 1996 Stock Option Plan, as amended and restated as of June 4, 2002, incorporated by reference to Exhibit 10.45 of Form 10-K for the year ended December 31, 2007.	*
10.47	Amegy Bancorporation 2004 (formerly Southwest Bancorporation of Texas, Inc.) Omnibus Incentive Plan (filed herewith).	
10.48	Form of Change in Control Agreement between the Company and Certain Executive Officers, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2006.	*
10.49	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Paul B. Murphy and Scott J. McLean, incorporated by reference to Exhibit 10.48 of Form 10-K for the year ended December 31, 2007.	*
10.50	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.43 of Form 10-K for the year ended December 31, 2008.	*
10.51	Stock Purchase and Shareholder Agreement dated June 1, 2004 among Welman Holdings, Inc., the Company, Zions First National Bank and PSC Wealth Management, LLC, incorporated by reference to Exhibit 99.2 of Form 8-K filed April 1, 2005.	*
10.52	Employment Agreement between the Company and Paul B. Murphy, incorporated by reference to Exhibit 10.40 of Form 10-K for the year ended December 31, 2006.	*
10.53	Employment Agreement between the Company and Scott J. McLean, incorporated by reference to Exhibit 10.41 of Form 10-K for the year ended December 31, 2006.	*
10.54	Employment Agreement between the Company and Dallas Haun, incorporated by reference to Exhibit 10.53 of Form 10-K for the year ended December 31, 2007.	*
10.55	Warrant to purchase up to 5,789,909 shares of Common Stock, issued on November 14, 2008, incorporated by reference to Exhibit 4.2 of Form 8-K filed November 17, 2008.	*
10.56	Performance stock agreement between Zions Bancorporation and Paul B. Murphy, dated August 15, 2008, incorporated by reference to Exhibit 10.50 of Form 10-K filed December 31, 2008.	*
10.57	Performance stock agreement between Zions Bancorporation and Scott McLean, dated August 15, 2008, incorporated by reference to Exhibit 10.51 of Form 10-K filed December 31, 2008.	*
10.58	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.52 of Form 10-K filed December 31, 2008.	*
12	Ratio of Earnings to Fixed Charges (filed herewith).	
21	List of Subsidiaries of Zions Bancorporation (filed herewith).	
23	Consent of Independent Registered Public Accounting Firm (filed herewith).	
31.1	Certification by Chief Executive Officer required by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (filed herewith).	
31.2	Certification by Chief Financial Officer required by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (filed herewith).	

Exhibit Number	Description
32	Certification by Chief Executive Officer and Chief Financial Officer required by Sections 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 (15 U.S.C. 78m) and 18 U.S.C. Section 1350 (furnished herewith).
99.1	Certification by Chief Executive Officer required by 111(b)(4) of the Emergency Economic Stabilization Act (filed herewith).
99.2	Certification by Chief Financial Officer required by 111(b)(4) of the Emergency Economic Stabilization Act (filed herewith).

* *Incorporated by reference*

Certain instruments defining the rights of holders of long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 1, 2010

ZIONS BANCORPORATION

By /s/ HARRIS H. SIMMONS

HARRIS H. SIMMONS, Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

March 1, 2010

/s/ HARRIS H. SIMMONS

HARRIS H. SIMMONS, Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ DOYLE L. ARNOLD

DOYLE L. ARNOLD, Vice Chairman and Chief Financial Officer (Principal Financial Officer)

/s/ NOLAN BELLON

NOLAN BELLON, Controller (Principal Accounting Officer)

/s/ JERRY C. ATKIN

JERRY C. ATKIN, Director

/s/ R. D. CASH

R. D. CASH, Director

/s/ PATRICIA FROBES

PATRICIA FROBES, Director

/s/ J. DAVID HEANEY

J. DAVID HEANEY, Director

/s/ ROGER B. PORTER

ROGER B. PORTER, Director

/s/ STEPHEN D. QUINN

STEPHEN D. QUINN, Director

/s/ L. E. SIMMONS

L. E. SIMMONS, Director

/s/ STEVEN C. WHEELWRIGHT

STEVEN C. WHEELWRIGHT, Director

/s/ SHELLEY THOMAS WILLIAMS

SHELLEY THOMAS WILLIAMS, Director


FSC